PROSPECTUS SUPPLEMENT
(To prospectus dated August 17, 1999)

                                                 PURSUANT TO RULE NO. 424(b)(4)
                                                 REGISTRATION NO. 333-78841

                                                 [ACE LOGO]

                                  $800,000,000

                             ACE INA Holdings Inc.
                       $400,000,000 8.20% Notes due 2004
                       $300,000,000 8.30% Notes due 2006
                    $100,000,000 8.875% Debentures due 2029
                    Fully and Unconditionally Guaranteed by
                                  ACE Limited

                               ----------------

      The 2004 notes bear interest at the rate of 8.20% per year, the 2006 notes bear interest at the rate of 8.30% per year and the 2029 debentures bear interest at the rate of 8.875% per year. Interest on the notes and the debentures is payable on February 15 and August 15 of each year, beginning February 15, 2000. The 2004 notes will mature on August 15, 2004, the 2006 notes will mature on August 15, 2006 and the 2029 debentures will mature on August 15, 2029. The notes and the debentures are not redeemable before maturity and do not have the benefit of any sinking fund.

      The notes and the debentures are unsecured and rank equally with all of ACE INA's other unsecured senior indebtedness. The notes and the debentures will be guaranteed on a senior unsecured basis by ACE Limited, the parent corporation of ACE INA. The notes and the debentures will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

                               ----------------

                                                               Proceeds, before
                                     Public       Underwriting expenses, to ACE
                                Offering Price(1)   Discount         INA
                                ----------------- ------------ ----------------
Per 2004 note..................           100%            .6%           99.4%
Total for 2004 notes...........   $400,000,000     $2,400,000    $397,600,000
Per 2006 note..................        99.778%          .625%         99.153%
Total for 2006 notes...........   $299,334,000     $1,875,000    $297,459,000
Per 2029 debenture.............           100%          .875%         99.125%
Total for 2029 debentures......   $100,000,000       $875,000     $99,125,000
Combined total.................   $799,334,000     $5,150,000    $794,184,000

(1) Plus accrued interest from August 20, 1999, if settlement occurs after that date

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes and debentures will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 20, 1999.
                               ----------------

                          Joint Book-Running Managers

Merrill Lynch & Co.                                        Chase Securities Inc.

                               ----------------
Banc One Capital Markets, Inc.
                           BNY Capital Markets, Inc.
                                                       Deutsche Banc Alex. Brown

                               ----------------
Barclays Capital
              CIBC World Markets
                                RBC Dominion Securities Corporation
                                               Scotia Capital Markets (USA) Inc.

                               ----------------
           The date of this prospectus supplement is August 17, 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                             Prospectus Supplement

Forward-Looking Statements...............................................   S-3
Prospectus Supplement Summary............................................   S-4
Use of Proceeds..........................................................  S-19
Capitalization of ACE....................................................  S-19
Unaudited Pro Forma Condensed Consolidated Financial Information of ACE..  S-20
Management...............................................................  S-30
Description of Notes and Debentures......................................  S-33
Certain Tax Consequences.................................................  S-37
Underwriting.............................................................  S-39
Legal Matters............................................................  S-40
Experts..................................................................  S-40
                                   Prospectus
About this Prospectus....................................................     2
ACE......................................................................     3
ACE INA..................................................................     3
The ACE Trusts...........................................................     4
Use of Proceeds..........................................................     5
Ratio of Earnings to Fixed Charges and Preferred Share Dividends of ACE..     5
General Description of the Offered Securities............................     6
Description of ACE Capital Stock.........................................     6
Description of the Depositary Shares.....................................    19
Description of ACE Debt Securities.......................................    22
Description of ACE INA Debt Securities and ACE Guarantee.................    37
Description of the Warrants to Purchase Ordinary Shares or Preferred
 Shares..................................................................    56
Description of the Warrants to Purchase Debt Securities..................    58
Description of Preferred Securities......................................    59
Description of Preferred Securities Guarantees...........................    70
Description of Stock Purchase Contracts and Stock Purchase Units.........    75
Plan of Distribution.....................................................    75
Legal Opinions...........................................................    77
Experts..................................................................    77
Enforcement of Civil Liabilities Under United States Federal Securities
 Laws....................................................................    78
Where You Can Find More Information......................................    78
                                   Appendices

Appendix A--Excerpts from Annual Report on Form 10-K for the year ended
 September 30, 1998
Appendix B--Excerpts from 1998 Annual Report--Management's Discussion and
          Analysis of Results of Operations and Financial Condition;
          Consolidated Financial Statements
Appendix C--Quarterly Report on Form 10-Q for the quarter ended June 30,
 1999
Appendix D--Audited Financial Statements of CIGNA Corporation Property
 and Casualty Businesses

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

      The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which we describe in more detail elsewhere in this prospectus supplement and the accompanying prospectus and in our SEC filings that we have incorporated by reference) include, but are not limited to:

     . uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending or revoking any laws, regulations or treaties affecting our current operations);

     . the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

     .  legal developments;

     .  the uncertainties of the reserving process;

     .  the loss of the services of any of our executive officers;

     .  changing rates of inflation and other economic conditions;

     .  losses due to foreign currency exchange rate fluctuations;

     .  the ability to collect reinsurance recoverables;

     .  the competitive environment in which we operate;

     . the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses, such as the international and domestic property and casualty businesses of CIGNA Corporation and Capital Re Corporation, and the risk of undisclosed liabilities;

     .  the impact of Year 2000 related issues;

     . developments in and risks associated with global financial markets which could affect our investment portfolio; and

     . risks associated with the introduction of new products and services.

      The words "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result" or "will continue" and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights selected information about ACE Limited, ACE INA Holdings Inc. and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase notes or debentures. We encourage you to read the entire prospectus supplement, the accompanying prospectus (including the appendices) and the documents that we have filed with the SEC that are incorporated by reference, prior to deciding whether to purchase notes or debentures. Unless the context otherwise requires, the terms "ACE," "we," "our" and "us" and other similar terms mean ACE Limited and all of its subsidiaries, the term "ACE INA" means ACE INA Holdings Inc. and all of its subsidiaries, the term "notes" means the 2004 notes and the 2006 notes and the term "debentures" means the 2029 debentures. Some of the insurance terms that we use in this prospectus supplement are defined in the "Glossary of Selected Insurance Terms" appearing in Appendix A.

      On July 2, 1999, ACE acquired CIGNA Corporation's domestic property and casualty insurance operations and its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies. These businesses are now operated as subsidiaries of ACE INA. For convenience of reference, we refer to this acquisition and the businesses acquired as the "ACE INA acquisition" and the "ACE INA businesses," respectively.

                                  ACE Limited

General

      ACE Limited is a holding company incorporated with limited liability in the Cayman Islands which maintains its principal business office in Bermuda. We provide a broad range of specialty property and casualty insurance and reinsurance products to a diverse group of clients worldwide. Our long-term business strategy focuses on achieving underwriting profits and providing value to our clients and shareholders through the utilization of our growing capital base within the insurance and reinsurance markets. To date, we have achieved this objective through a combination of product and geographic diversification as well as through a number of strategic acquisitions. The ACE INA acquisition was a significant step forward in this strategy and makes us one of a handful of truly global insurance enterprises. We now operate in 47 countries.

      The following table sets forth the name, principal location and principal products of each of our primary operating subsidiaries:


        Subsidiary            Location             Principal Products
-----------------------------------------------------------------------------
  ACE Bermuda Insurance
   Ltd.                   Bermuda           .Financial lines
                                            .Excess liability
                                            .Directors and officers
                                            .Satellite
                                            .Aviation
                                            .Excess property
-----------------------------------------------------------------------------
  ACE INA Holdings Inc.   United States     .Recreational and ocean marine
                          and International .Financial institutions
                                            .Agribusiness
                                            .Aerospace
                                            .Inland marine
                                            .Workers compensation
                                            .Commercial multi-peril
                                            .Accident and health
                                            .Fire
                                            .Commercial Automobile
-----------------------------------------------------------------------------
  ACE Global Markets
   (Lloyd's)              United Kingdom    .Aviation
                                            .Marine
                                            .Non-Marine
-----------------------------------------------------------------------------
  ACE USA, Inc.           United States     .Commercial property
                                            .Umbrella liability
                                            .Specialty program business
                                            .Warranty
                                            .Errors and omissions
                                            .Directors and officers
                                            .Captive management reinsurance
-----------------------------------------------------------------------------
  Tempest Reinsurance
   Company Limited        Bermuda           .Property catastrophe reinsurance
-----------------------------------------------------------------------------
  ACE Insurance Company
  Europe Limited and ACE
  Reinsurance Company
  Europe Limited          Ireland           .18 classes of non-life insurance

      We also operate in a number of specialty areas through joint ventures. Sovereign Risk Insurance Limited, a Bermuda-based managing general agency, provides underwriting services to us and our two co-venturers for political risk insurance coverage. We assume 50 percent of each risk underwritten by Sovereign. In addition, ACE Capital Re Limited, our joint venture with Capital Re Corporation, writes both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks. Operations are underwritten and managed in Bermuda by a joint venture managing agency, ACE Capital Re Managers Ltd.

Capital Re Acquisition

      On June 11, 1999, ACE agreed to acquire Capital Re Corporation in a tax-free merger. In the merger, Capital Re's stockholders will receive 0.6 ordinary shares of ACE for each share of Capital Re common stock owned, subject to a maximum value to Capital Re stockholders of $22 per share. Consummation of the merger is subject to receipt of customary regulatory approvals, approval by Capital Re's stockholders, confirmation of specified financial strength ratings of Capital Re's principal operating subsidiaries and other customary conditions. The acquisition is expected to be completed in the last half of 1999. Later in June 1999, pursuant to an agreement entered into in February 1999, ACE purchased $75 million of Capital Re common stock. In March 1998, ACE Bermuda formed a joint venture with Capital Re to write both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks.

      Capital Re is an insurance holding company for a group of reinsurance companies that provide value-added reinsurance products in several specialty insurance markets. Capital Re has two principal divisions: financial guaranty and financial risks. The financial guaranty division is composed of municipal and non-municipal financial guaranty reinsurance and credit default swaps. The financial risks division is composed of mortgage guaranty reinsurance, trade credit reinsurance, title reinsurance and financial solutions.

      ACE's acquisition will provide further diversification of ACE's product lines. Although ACE Bermuda already provides financial lines, the acquisition of Capital Re provides ACE with an opportunity to further develop this business while expanding into related areas through an existing company with established relationships.

Recent Operating Results

      On July 27, 1999, we announced our operating results for the nine months ended June 30, 1999 as follows:

                                                              Nine Months Ended
                                                                  June 30,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                                                               (in thousands)
     Operations Data:
       Net premiums earned................................... $803,545 $673,155
       Net investment income.................................  256,374  234,966
       Losses and loss expenses..............................  523,521  398,268
       Income excluding net realized gains...................  263,965  304,082
       Net realized gains....................................  172,715  242,557
       Net income............................................  436,680  546,639

                                                                At June 30, 1999
                                                                ----------------
                                                                 (in thousands)
     Balance Sheet Data:
       Total investments and cash..............................    $6,560,506
       Total assets............................................     9,667,810
       Total shareholders' equity..............................     3,937,481

      We recorded net premiums earned of $803.5 million compared to $673.2 million last year, an increase of 19.4 percent. This increase is due primarily to an increase in net premiums earned from our increased participation in the Lloyd's syndicates managed by ACE Global Markets and the increase in net premiums earned at ACE Bermuda. The financial lines division at ACE Bermuda contributed significantly to the increase. Both Tempest Re and ACE USA also experienced increases in net premiums earned during the period as a result of the full inclusion in the 1999 period of businesses acquired during the 1998 period.

      We recorded net investment income of $256.4 million for the nine months ended June 30, 1999, an increase of 9.1 percent over the net investment income recorded in the prior comparative period. The average yield on the investment portfolio during the period approximated the average yield on the investment portfolio during the same period last year, however the investable asset base during the nine months ended June 30, 1999 was larger than the investable asset base during the nine months ended June 30, 1998 as a result of acquisitions completed in the 1998 period.

      We recorded incurred losses and loss expenses of $523.5 million during the nine months ended June 30, 1999, compared with incurred losses and loss expenses of $398.3 million during the nine months ended June 30, 1998. The property and catastrophe industry suffered two significant catastrophes during the current period, which adversely affected the results reported by Tempest Re by $55 million. Excluding these two events, the loss ratios for the 1999 and 1998 periods are comparable.

Strategy

      Our long-term business strategy focuses on achieving underwriting profits and providing value to our clients and shareholders through the utilization of our substantial capital base within the global insurance and reinsurance markets. To date, we have achieved this objective through a combination of product and geographic diversification as well as through a number of strategic acquisitions. The ACE INA acquisition was a significant step forward in this strategy and makes us one of only a handful of truly global insurance enterprises.

      For an acquired company to be strategic, it must be operationally accretive in addition to being financially accretive. The ACE INA acquisition provides ACE with a considerably expanded competitive profile in the U.S. market and a significant international presence in 46 other countries. The ACE INA acquisition provides ACE with attractive opportunities for growth not only in the U.S. but also in Europe, Asia and Latin America. The ACE INA businesses complement the other businesses of ACE, resulting in significant further diversification benefits. This diversification is important to accommodate the needs of ACE's expanding, global client base of multinational clients in a dynamic insurance marketplace.

Our Operating Subsidiaries

ACE Bermuda

      ACE Bermuda primarily provides property and casualty insurance coverage, including excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products, to a diverse group of industrial, commercial and other enterprises. The nature of the insurance coverages provided by ACE Bermuda are generally expected to result in low frequency but high severity of individual losses. ACE Bermuda uses the reinsurance market as an integral part of its risk management process and has increased reinsurance coverage on all of its major lines of business.

      Financial Lines. Financial lines utilizes transactions which combine the concepts of finance with the principles of insurance. Typically, clients purchasing these products are seeking insurance or reinsurance for exposures which are difficult to place because of limited or nonexistent capacity, ineffective terms, or inefficient pricing being provided by traditional insurance markets. Alternatively, they may use these insurance or reinsurance products to cover loss exposures which are not appropriately addressed by products currently available. Unlike certain traditional insurance, each financial lines contract is individually tailored to meet the needs of the insured. Financial lines programs typically have the following common characteristics: multi-year contract terms; broad coverage that includes stable capacity and pricing for the insured; insured participation in the results of their own loss experience; and aggregate limits. Financial lines has a flexible approach to limits offered, attachment points and coverages provided primarily due to the risk sharing feature and use of funding mechanisms which are generally included in the contract. Premium volume, as well as the number of contracts written, can vary significantly from period to period due to the nature of the contracts being written. Profit margins vary from contract to contract depending on the amount of underwriting risk and investment risk assumed on each contract.

      Excess Liability. ACE Bermuda seeks to provide the highest layer of excess liability coverage in the insurance programs of the world's major corporations. ACE Bermuda writes excess liability coverage, on an occurrence first reported stand alone form, generally in excess of a minimum attachment point of $100 million per occurrence and with a minimum limit of $10 million and a maximum limit of $200 million per occurrence and in the aggregate for all covered occurrences of which notice is given during such year. Such limit is subject to reinstatement at the insured's election for incidents post reinstatement. ACE Bermuda imposes an annual aggregate sublimit of $100 million for integrated occurrences for all businesses that purchase limits greater than $100 million.

      Directors and Officers Liability. ACE Bermuda offers up to $75 million of directors and officers liability insurance with a maximum of $50 million being provided for corporate reimbursement coverage. Directors and officers liability insurance is written on a claims made form and is provided to large industrial corporations, not-for-profit corporations, financial institutions and others.

      Satellite. ACE Bermuda's satellite insurance operations offer separate gross limits of up to $80 million per risk for launch insurance, including ascent to orbit and/or initial testing, and up to $80 million per risk for in-orbit insurance. We have entered into a surplus treaty arrangement which provides for up to $40 million of reinsurance on each risk. Satellite insurance falls within a small, well defined market characterized by a limited number of brokers, underwriters and international clients. There are also a limited number of satellite and launch vehicle manufacturers in the world. The growing worldwide demand for satellite communications capabilities by both governments and private enterprises has resulted in an increase in the number of satellites per annum requiring launch and/or in-orbit insurance coverage. The typical satellite insurance policy is written on a quota-share basis, rather than on an excess of loss basis. The insured value of a commercial satellite now ranges from approximately $150 million to $300 million.

      Aviation. ACE Bermuda's aviation insurance group offers limits of up to $150 million per insured (retaining a net exposure of approximately $50 million), with no minimum attachment point. ACE Bermuda writes aviation product liability, aviation manufacturers (including hull and all risks and products liability), aviation refuellers, and airport and airport contractors, together with certain aircraft risks. Generally, ACE Bermuda will write aircraft liability in conjunction with one or more of the other aviation products, and where the aircraft (owned or non-owned) is used for corporate purposes.

      Excess Property. ACE Bermuda also offers excess property insurance, targeting primarily chemical, energy, electronics, mineral and oil and gas companies as well as utilities. Property insurance coverage is offered with limits of up to $50 million per risk, typically above an attachment point of $25 million. In certain circumstances, ACE Bermuda uses reinsurance to establish the retained net limit per risk.

ACE INA

      On July 2, 1999, we acquired the ACE INA businesses from CIGNA. ACE INA operates in 47 countries providing property and casualty insurance to businesses and individuals on a global basis. One of ACE INA's primary domestic insurance companies, Insurance Company of North America, traces its origins to 1792. Today, ACE INA benefits from significant domestic and international brand recognition, long-standing domestic and international operations and the accumulated results of CIGNA's marketing and promotional efforts. For the twelve months ended December 31, 1998, ACE INA had gross written premiums of $4.4 billion, net written premiums of $3.0 billion, net income of $74 million, total assets of $21.9 billion and stockholder's equity of $2.0 billion.

      ACE INA is comprised of ongoing domestic and international operations as well as the run-off operations of Brandywine Holdings, Inc., which does not write new policies. For the twelve months ended December 31, 1998, ACE INA's domestic operations had net written premiums of $1.5 billion and ACE INA's international operations had net written premiums of $1.5 billion.

      The ACE INA acquisition provides us with a number of strategic benefits and growth opportunities. Most importantly, the ACE INA acquisition significantly furthers our strategy of diversifying both geographically and by product line. Prior to the acquisition, we operated from our bases in Bermuda, the United States, the United Kingdom and Ireland. With the acquisition, we have become one of a very few truly global property and casualty insurance companies, with operations in 47 countries and all 50 states. This global presence has been built over a significant period of time and would be difficult, if not impossible, to duplicate cost and time effectively.

      In addition, the ACE INA acquisition greatly expands our product range and our customer base. This product line diversification allows us to diversify our risk and income streams and to offer a wider product range to a broader customer base worldwide. This diversification should also decrease the volatility of our revenues and income.

Domestic Division

      The strategy of ACE INA's domestic division in recent years has been to transform itself from a traditional, broad-based property and casualty insurer into a provider of specialized property and casualty products and services to commercial customers. In following this strategy, ACE INA's domestic division has sought to be more selective in underwriting and has chosen to exit certain underperforming lines of business which did not hold significant promise for turnaround. In addition, a new focus on client service has helped the division to retain clients as well as maintain greater price stability.

      ACE INA's domestic division is organized in and managed through three operating divisions: specialty insurance services ("SIS"), commercial insurance services ("CIS") and special risk facilities ("SRF"). SIS serves clients with specialized needs, CIS serves the commercial market with an emphasis on customers focused on total loss containment and SRF focuses on United States-based clients with large risks. For the year ended December 31, 1998, SIS, CIS and SRF accounted for approximately 47%, 24% and 23% of ACE INA's net written premiums, respectively.

      Specialty Insurance Services. SIS, the largest of ACE INA's domestic divisions in terms of net written premiums, is responsible for ten speciality product lines covering niche businesses and risk opportunities, including special programs, ocean/recreational marine, financial institutions, agribusiness and aerospace. SIS is the largest underwriter within the United States of recreational/marine insurance coverage and is among the top three underwriters in the United States of agribusiness (farm and crop/hail), aerospace, financial institutions and ocean marine insurance coverage.

      Commercial Insurance Services. The CIS division underwrites three main insurance lines: (i) workers' compensation, (ii) middle market and (iii) inland marine, with workers' compensation accounting for approximately half of the division's net written premiums. The market for CIS's products, in particular workers' compensation, has been extremely competitive, leading to price declines which have in turn put pressure on underwriting profits. CIS's strategy in the face of poor market conditions has been to discontinue certain low-priced business accounts, aggressively service and retain attractive accounts and focus on profitable niches.

      Special Risk Facilities. The SRF division provides multi-line and mono-line coverage predominantly to large corporate customers within the Fortune 1000 group of companies, including over half of the Fortune 100. Multi-line products provide coverage for multiple types of risk under one insurance policy, while mono-line coverage insures one type of risk per policy. These two types of coverage are utilized to write insurance for complex and alternative risk financing programs. In addition, SRF generates fees from services such as risk management advisory services and claims processing.

International Division

      ACE INA's international division provides property and casualty insurance to individuals, mid-sized firms and large commercial clients. In addition, ACE INA's international division provides customized and comprehensive insurance policies and services to multinational firms and their cross-border subsidiaries. Major lines of business underwritten by ACE INA's international division include accident and health, fire, marine, casualty, auto, energy and technology insurance. For the twelve months ended December 31, 1998, approximately 32%, 28% and 18%, of the international divisions' net premiums written came from accident and health, fire and casualty, respectively. For the twelve months ended December 31, 1998, the international division recorded a combined ratio of 107.1%.

      ACE INA's international division operates in 47 countries. For the twelve months ended December 31, 1998, approximately 42%, 24%, 10% and 10% of the international divisions' net premiums written came from Europe, Japan, Asia/Pacific and Latin America, respectively.

      ACE INA's international operations benefit from a global insurance presence supported by ACE INA's infrastructure, operating expertise and systems. The international division's strategy is to leverage its existing resources and to improve underwriting profit through cost reduction initiatives, the development of its energy and technology insurance lines, increased marketing of its claims processing services and the development of Southeast Asian and Latin American markets.

Brandywine

      Effective December 31, 1995, ACE INA's domestic operations were restructured into two separate operations, ongoing and run-off. The run-off operations, which we refer to as Brandywine, contain all of ACE INA's asbestos and environmental exposures as well as various run-off insurance and reinsurance businesses. The run-off operations do not actively sell insurance products, but are responsible for the management of run-off policies and related claims, including those for asbestos-related and environmental pollution exposures. Brandywine is managed to break even on an annual basis with all net operating income being invested in additional reserves.

      Certain competitors and policyholders of CIGNA have challenged the regulatory approvals resulting in the creation of Brandywine. In July 1999, the Pennsylvania Supreme Court upheld the action of the Pennsylvania Insurance Commissioner in granting such approvals.

Integration and Reorganization

      We have announced a number of initiatives that we believe will streamline the acquired operations and allow them to compete more effectively going forward. First, we expect to achieve significant cost savings from the elimination of CIGNA overhead allocations, corporate overhead reduction and the outsourcing of the ACE INA information technology function.

      We have also reorganized the operations of ACE USA and the domestic operations of ACE INA into the following 11 business units:

    . Special Risk Facilities, which includes major casualty, standard casualty, financial products, risk solutions and power products businesses;

    . Property, which includes teams for general property and power generation property risks;

    . Aerospace, which includes U.S. satellite, general aviation, non-flag airlines, manufacturers' products and airports;

    .  Marine, which includes commercial and recreational marine lines;

    . Diversified products, which includes special programs offered by both ACE USA and ACE INA, as well as select markets, including farms;

    . Warranty, which includes underwriting and service for extended service contracts for autos and other goods, home office equipment, home warranty and commercial products;

    . Professional risk services, including directors and officers liability, errors and omissions, financial institutions, surety and speciality products;

    . Westchester Speciality, which focuses on the wholesale distribution of excess and surplus lines;

    .  U.S. International, which focuses on U.S.-based multi-nationals;

    . Commercial insurance services, the middle market and guaranteed cost workers' compensation businesses; and

    .  Brandywine Holdings, which manages run-off operations.

      With respect to Brandywine Holdings, ACE received a reinsurance cover from National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., providing $1.25 billion of reinsurance protection against future adverse development of Brandywine Holdings reserves.

      We have also reorganized ACE INA's international operations into four regional units:

    .  ACE Europe;

    .  ACE Far East;

    .  ACE Asia Pacific; and

    .  ACE Latin America

ACE Global Markets

      We own four managing agencies at Lloyd's of London: Methuen Underwriting Limited ("MUL"); ACE London Aviation Limited ("ALA"); ACE London Underwriting Limited ("ALU") and Charman Underwriting Agencies Ltd. ("CUAL"). These managing agencies receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates they manage. For the calendar 1998 year of account, these managing agencies managed 11 syndicates with total underwriting capacity under management of $1.55 billion. Underwriting capacity is the maximum amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account.

      In addition, for calendar 1998, we, through six corporate members, participated on ten of the ACE managed syndicates with an underwriting capacity of approximately $935 million out of the $1.55 billion of the ACE managed capacity referred to above.

      For the 1999 year of account, the ACE Global Markets operations have been reorganized with the result that four ACE managed syndicates are active in 1999. This reorganization is part of ACE Global Market's strategy to combine all its underwriting operations into a single capital base in 2000. These syndicates, which will focus on broad classes of business, are Syndicates 219 (Non-Marine) managed by ALU: 960 (Aviation) managed by ALA; and 488/2488 (Marine) managed by CUAL. As a consequence, MUL will not have any active syndicates for the 1999 year of account. In addition, following a reduction in unutilized underwriting capacity from our managed syndicates, we will participate on all four of the ongoing ACE managed syndicates for 1999 with an anticipated underwriting capacity of approximately $700 million out of an anticipated $1 billion of ACE managed capacity.

ACE USA

      ACE USA writes property and casualty insurance primarily within the U.S. commercial specialty lines market. During 1998, ACE USA primarily wrote specialty property, umbrella, and excess casualty business coverages. ACE USA's principal focus had been on excess and surplus lines business which are either difficult to place or have complex risk profiles and which require greater underwriting and claims expertise than that generally found in the standard market. Since its acquisition in January 1998, ACE USA has established five new operating divisions: the specialty division, the warranty division, the directors and officers liability division, the errors and omissions division and the captive reinsurance division.

      To maintain the quality of its insured profile, ACE USA sets strict underwriting and pricing guidelines and has established a structure that ensures control of risk quality and conservative use of policy limits, terms, and conditions. ACE USA's niche is highly cyclical and, as a result, management emphasizes the continual review of market conditions to identify trends and opportunities to underwrite attractive coverages.

      Commercial Property. ACE USA's commercial property business, which encompasses both the catastrophe and non-catastrophe market segments, includes coverages for fire, allied lines, inland marine, and commercial multi-peril.

      Umbrella Liability. These products provide coverage over an underlying insurance program of at least $1 million on both a per occurrence and aggregate basis. The focus is on medium to large accounts with a moderate risk profile, primarily in manufacturing, construction and service/retail businesses.

      Specialty Program Business. Program business requires more up front investment of time and development costs than other property and casualty business lines as it must establish distribution networks with desirable program administrators and managing general agents. Thus a longer period of operation is required to achieve profitability on any particular program when compared to other areas of the property and casualty business. ACE USA's strategy is to focus on selected general agents or brokers with a specialty or distinguishable advantage. In order to keep transaction costs lower, business associated with low frequency and moderate to high severity losses is being targeted.

      Warranty. ACE USA offers extended service contracts for a broad range of products. ACE USA intends to provide warranty administrative services as well as underwriting to gain greater access to the marketplace. ACE USA has the advantage of being able to obtain business directly through large retailers and buying group networks, or through forming strategic alliances with large independent third party administrators.

      Errors and Omissions. ACE USA offers miscellaneous errors and omissions products for certain selected segments of the market. ACE USA is initially targeting distribution through wholesale brokers as its strategy is to capitalize on current relationships ACE USA has with the wholesale market.

      Directors and Officers Liability. ACE USA offers directors and officers liability and associated coverages to specific segments of the Fortune 1000 group of companies in the U.S. The primary method of product distribution is through major retail brokers in the directors and officers liability market. ACE USA is also targeting directors and officers liability business through wholesale brokers that specialize in that business.

      Captive Management Reinsurance. ACE USA offers insurance and reinsurance products to clients who are willing to assume some amount of risk in order to benefit from underwriting gain. As the trend towards self insurance in the U.S. over the past several years has expanded. ACE USA will focus on casualty exposures and seek to take lead positions in order to control terms and conditions.

Tempest Re

      Tempest Reinsurance Company Limited provides property catastrophe reinsurance worldwide to insurers of commercial and personal property, typically under treaties having a duration of one year. Tempest

Re's property catastrophe reinsurance contracts cover unpredictable natural or man-made disasters, such as hurricanes, windstorms, hail storms, earthquakes, volcanic eruptions, conflagrations, freezes, floods, fires and explosions. The predominant exposure under such coverage is property damage. However, other risks, such as business interruption, may also be covered when arising from a covered peril. In accordance with market practice, Tempest Re's property catastrophe reinsurance contracts generally exclude certain risks such as war, nuclear contamination, and radiation.

We Compete Vigorously in Our Various Markets

      Competitive forces in the international property and casualty insurance and reinsurance business are substantial. Results are a function of underwriting and investment performance, direct costs associated with the delivery of insurance products, including the costs of regulation, the frequency and severity of both natural and man-made disasters, as well as inflation (actual, social and judicial), which impact loss costs. Decisions made by insurers concerning their mix of business (offering certain types of coverage but declining to write other types), their methods of operations and the quality and allocation of their assets (including any reinsurance recoverable balances) will all affect their competitive position. The relative size and reputation of insurers may influence purchasing decisions of present and prospective customers and will contribute to both geographic and industrial sector market penetration. Oversupply of available capital has historically had the effect of encouraging competition and depressing prices. ACE's competitive position in the property and casualty insurance industry is influenced by all of these factors.

We Enjoy Strong Insurance Ratings

      All of our operating subsidiaries have received ratings from A.M. Best Company ("A.M. Best") and Standard & Poors Rating Service ("S&P"), except for our Ireland-based companies. The Lloyd's market has also received ratings from A.M. Best and S&P. These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell or hold securities. ACE Bermuda has received a group rating of A+ from A.M. Best and an A+ claims paying ability rating from S&P. ACE INA has received a group rating of A- from A.M. Best and an A+ claims paying ability rating from S&P. The Lloyd's market, including ACE Global Markets, has received a rating of A from A.M. Best and a claims paying ability rating of A+ from S&P. Tempest Re and ACE USA's insurance subsidiaries have received ratings of A from A.M. Best and claims paying ability ratings of A+ from S&P.

How We Estimate and Provide For Unpaid Losses and Loss Expenses

      We are required to make provisions in our financial statements for the estimated unpaid liability for losses and loss expenses for claims made against us under the terms of our policies and agreements. Estimating the ultimate liability for losses and loss expenses is an imprecise science subject to variables that are influenced by both internal and external factors. This is true because claim settlements to be made in the future may be impacted by changing rates of inflation and other economic conditions, changing legislative, judicial and social environments and changes in our claims handling procedures. In many liability cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and the settlement of our liability for that loss.

      Several aspects of our operations exacerbate the inherent uncertainties in estimating our losses as compared to more conventional insurance companies. Primary among these aspects is the limited amount of statistically significant historical data regarding losses, particularly of the type intended to be covered by ACE Bermuda's excess liability policies and the expectation that losses in excess of the attachment level of the policies will be characterized by low frequency and high severity, limiting the utility of claims experience of other insurers for similar claims. Accordingly, our ultimate claims experience cannot be as reliably predicted as may be the case with more traditional insurance companies, and there can be no assurance that losses and loss expenses will not exceed the reserves.

      Losses and loss expenses are charged to income as incurred. The reserve for unpaid losses and loss expenses represents the estimated ultimate losses and loss expenses less paid losses and loss expenses and is composed of case reserves, loss expense reserves and IBNR loss reserves. During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends often will become known. As these become apparent, case reserves may be adjusted by allocation from the IBNR loss reserve without any change in the overall reserve. In addition, application of statistical and actuarial methods may require the adjustment of the overall reserves upward or downward from time to time. The final liability nonetheless may be significantly greater than or less than the prior estimates.

      At June 30, 1999, the net reserve for unpaid losses including IBNR loss reserves was $2.3 billion and the reserve for loss expenses was $176 million. We believe that the reserves for unpaid losses and loss expenses which have been recorded through June 30, 1999 were adequate to cover the ultimate cost of losses and loss expenses incurred through June 30, 1999 under the terms of our policies and agreements. Since such provisions are necessarily based on estimates, the ultimate losses and loss expenses may be significantly greater or less than such amounts.

How We Invest Our Assets

      Our primary investment objectives are to ensure that funds will be available to meet our insurance and reinsurance obligations and then, to maximize our rate of return on invested funds within specifically approved constraints as to credit quality, liquidity and volatility. Accordingly, our investment portfolio is invested primarily in fixed income instruments of high credit quality.

      Our consolidated investment portfolio is divided into three segments. Assets which are required to match and offset certain specifically identified liabilities are segregated in an asset-liability management segment. The second segment, the core portfolio, supports the current general insurance exposures and is structured to have low to moderate investment risk. The remainder of the portfolio, the discretionary segment, is invested to enhance total return and return on equity by taking on additional investment risks within prudent limits. The core and discretionary portfolios are managed by professional outside managers whose performance is measured against certain recognized broad market indices. Written investment guidelines, approved by the Finance Committee of our Board of Directors, document standards to ensure portfolio liquidity and diversification, maintain credit quality, and limit volatility within approved asset allocation guidelines. The use of financial futures, forwards and options contracts, as well as certain mortgage derivative securities which do not provide a planned stable structure of principal and interest payments, require prior approval from the Finance Committee.

      Funds are invested in both U.S. and non-U.S. dollar denominated high-quality fixed maturity and equity securities. The approved asset allocation targets 20 percent of the consolidated investment portfolio to have an exposure to equities, with international equities limited to no more than 35 percent of total equities. The asset allocation target allows 5 percent of the consolidated investment portfolio (excluding the assets of ACE INA) to be invested in alternative investments. The remainder of the consolidated portfolio is to be invested predominantly in U.S. dollar fixed income securities.

                                  The Offering

Issuer......................  ACE INA Holdings Inc.

Guarantor...................  ACE Limited

Securities Offered..........  $400,000,000 aggregate principal amount of 8.20%
                              notes due 2004
                              $300,000,000 aggregate principal amount of 8.30% notes due 2006
                              $100,000,000 aggregate principal amount of 8.875% debentures due 2029

Maturity....................  The 2004 notes will mature on August 15, 2004, the 2006 notes will mature on August 15, 2006 and the 2029 debentures will mature on August 15, 2029.

Interest....................  Interest on the notes and the debentures will accrue from August 20, 1999 and will be payable on February 15 and August 15 of each year, beginning February 15, 2000.

Sinking Fund................  None.

Optional Redemption.........  None.

Ranking.....................  The notes and the debentures will be senior unsecured obligations of ACE INA and will rank equally with all other unsecured and unsubordinated indebtedness of ACE INA. The guarantee will be a senior unsecured obligation of ACE and will rank equally with all other unsecured and unsubordinated indebtedness of ACE. The notes and the debentures will be structurally subordinated to all obligations of ACE INA's subsidiaries, including claims with respect to trade payables. The guarantee will be structurally subordinated to all obligations of ACE's subsidiaries, including claims with respect to trade payables. As of July 31, 1999, ACE INA's subsidiaries had no indebtedness outstanding and ACE's subsidiaries had $2.5 billion of indebtedness outstanding.

Covenants...................  The indenture under which ACE INA will issue the notes and the debentures contains covenants that, among other things, limit the ability of ACE and ACE INA to (1) dispose of, or incur indebtedness secured by, the capital stock of designated subsidiaries and (2) engage in mergers, consolidations, amalgamations and sales of all or substantially all of their assets. See "Description of ACE INA Debt Securities and ACE Guarantee--Covenants Applicable to ACE INA Senior Debt Securities" in the accompanying prospectus.

Use of Proceeds.............  The net proceeds to ACE INA from the sale of the notes and the debentures will be approximately $794,184,000. We intend to use the net proceeds to repay commercial paper indebtedness incurred in connection with our acquisition of the ACE INA businesses. See "Use of Proceeds."

             Summary Historical Consolidated Financial Data of ACE

      The following table sets forth summary historical consolidated financial and other data of ACE. The interim financial data have been derived from our unaudited financial statements and include, in the opinion of our management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the nine month periods do not necessarily indicate the results to be expected for the full fiscal year. The year-end financial data have been derived from our audited financial statements. On July 9, 1998, we completed the acquisition of Tarquin Limited, which we accounted for on a pooling-of-interests basis. We have restated all prior financial information presented to include the results of operations and financial position of the combined entities. For the historical periods presented below, our fiscal year ended on September 30. From and after July 2, 1999, our fiscal year will end on December 31. You should read the following information in conjunction with our financial statements and notes thereto, the information set forth under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Appendix B and the other financial and statistical information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

                            Nine Months Ended
                                June 30,                         Year Ended September 30,
                          ----------------------  ----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (dollars in thousands)
Operations data:
Net premiums written....  $  887,037  $  704,398  $  880,973  $  789,773  $  781,884  $  544,880  $  385,926
Net premiums earned.....     803,545     673,155     894,303     805,372     755,840     473,133     391,117
Net investment income...     256,374     234,966     324,254     253,440     213,701     184,041     142,677
Net realized gain on
 investments............     172,715     242,557     188,385     127,702      55,229      50,765       3,717
Losses and loss
 expenses(1)............     523,521     398,268     516,892     486,140     520,277     366,322     520,556
Acquisition costs and
 administration
 expenses...............     230,654     161,719     271,566     153,486     138,343      81,976      63,459
Amortization of
 goodwill...............      13,369       8,498      12,834       7,325       1,507        (437)       (826)
Interest expense........      13,418      12,578      25,459      11,657      10,481       5,036         --
Income taxes............      14,992      22,976      20,040      25,181      26,543       7,673         --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)(1)....  $  436,680  $  546,639  $  560,151  $  502,725  $  327,619  $  247,369  $  (45,678)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Balance sheet data (at
 end of period):
Total investments and
 cash...................  $6,560,506  $6,331,177  $6,201,074  $4,787,916  $4,342,781  $3,225,786  $2,538,321
Total assets............   9,667,810   8,711,343   8,788,753   5,647,596   5,077,780   3,514,946   2,632,361
Net unpaid losses and
 loss expenses(1).......   2,511,790   2,790,035   2,678,341   2,006,873   1,892,302   1,452,299   1,160,392
Total shareholders'
 equity(1)..............   3,937,481   3,696,258   3,714,270   2,785,155   2,367,063   1,524,123   1,088,745
Selected Other Data:
Loss and loss expense
 ratio(1)...............        65.2%       59.2%       57.8%       60.4%       68.8%       77.4%      133.1%
Underwriting and
 administrative expense
 ratio..................        28.7%       24.0%       30.4%       19.0%       18.3%       17.2%       16.0%
Combined ratio(1).......        93.9%       83.2%       88.2%       79.4%       87.1%       94.6%      149.1%
Loss reserves to capital
 and surplus ratio(1)...        63.8%       75.5%       72.1%       72.1%       79.9%       95.3%      106.6%
Net premiums written to
 capital and surplus
 ratio..................        22.5%       19.1%       23.7%       28.0%       33.0%       35.8%       35.4%

--------
(1) At June 30, 1994, ACE increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in ACE's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million (see "Management's Discussion and Analysis of Results of Operations and Financial Condition--Breast Implant Litigation" included in Appendix B).

             Summary Historical Combined Financial Data of ACE INA

      The following table sets forth summary historical combined financial and other data of ACE INA. The interim financial data have been derived from ACE INA's unaudited financial statements and include, in the opinion of ACE INA's management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the three months do not necessarily indicate the results to be expected for the full fiscal year. The year-end financial data have been derived from ACE INA's audited financial statements. You should read the following information in conjunction with ACE INA's financial statements and the notes thereto, which are included as Appendix D.

                                             Six
                                         Months Ended Year Ended December 31,
                                             June     -------------------------
                                           30, 1999    1998     1997     1996
                                         ------------ -------  -------  -------
                                                (dollars in millions)
Operations Data:
Net premiums written...................    $ 1,448    $ 2,990  $ 3,083  $ 3,329
Net premiums earned....................      1,411      2,957    3,154    3,417
Net investment income..................        268        590      647      688
Other revenues.........................        136        282      286      228
Net realized gain on investments.......         48         22       75       39
Losses and loss expenses...............      1,073      2,247    2,220    2,466
Acquisition costs and administration
 expenses..............................        845      1,449    1,524    1,534
Amortization of goodwill...............         10         37       36       33
Interest expense.......................          6         14        8       13
Income taxes...........................        (28)        30      132      103
Cumulative effect of accounting change
 for guaranty fund and other insurance
 related assessments, net of taxes.....        (85)       --       --       --
                                           -------    -------  -------  -------
Net income (loss)......................    $  (128)   $    74  $   242  $   223
                                           =======    =======  =======  =======
Balance Sheet Data (at end of period):
Total investments and cash.............    $ 9,244    $10,073  $10,063  $10,804
Total assets...........................     20,511     21,871   21,840   23,463
Net unpaid losses and loss expenses....      9,120      9,333    9,762   10,489
Total shareholders' equity.............      1,651      1,991    2,037    1,990
Selected other data:
Loss and loss expense ratio(a).........       71.1%      68.9%    63.1%    64.5%
Underwriting and administrative expense
 ratio(b)..............................       37.0%      37.5%    36.5%    36.5%
Combined ratio after policyholders
 dividends.............................      107.2%     107.1%   100.0%   102.0%
Loss reserves to capital and surplus
 ratio.................................      5.6:1      5.1:1   4.94:1    5.4:1
Net premiums written to capital and
 surplus ratio.........................        --       1.5:1    1.5:1    1.7:1

--------
(a) Excluding policyholder dividends.
(b) Excluding non-insurance expenses.

                                USE OF PROCEEDS

      The net proceeds to ACE INA from the sale of the notes and the debentures will be approximately $794,184,000. We intend to use the net proceeds to repay a portion of the commercial paper indebtedness ACE INA incurred to finance our acquisition of the ACE INA businesses. At July 31, 1999, ACE INA had outstanding approximately $1.7 billion of commercial paper, with a weighted average maturity of approximately 15.55 days and bearing a weighted average interest rate of approximately 5.26%.

                             CAPITALIZATION OF ACE

      The following table sets forth, as of June 30, 1999, our short-term debt and capitalization (1) on a historical basis, (2) on a pro forma basis to give effect to our acquisition of the ACE INA businesses and (3) on a pro forma basis as adjusted to give effect to the sale of the notes and the debentures and the application of the estimated net proceeds from such sale to repay short-term debt. You should read this table in conjunction with our historical consolidated financial statements and the notes thereto and the historical combined financial statements of ACE INA and the notes thereto and our unaudited pro forma condensed consolidated financial information.

                                                  As of June 30, 1999
                                            ----------------------------------
                                                                    Pro Forma
                                                                        As
                                              Actual    Pro Forma    Adjusted
                                            ----------  ----------  ----------
                                                 (dollars in thousands)
Short-Term Debt............................ $      --   $2,075,000  $1,281,000
                                            ==========  ==========  ==========
Long-Term Debt:
  2004 Notes offered hereby................        --          --      400,000
  2006 Notes offered hereby................        --          --      300,000
  2029 Debentures offered hereby...........        --          --      100,000
  Other long-term debt.....................    250,000     250,000     250,000
                                            ----------  ----------  ----------
    Total long-term debt...................    250,000     250,000   1,050,000
Hybrid Trust Preferred Security............        --      400,000     400,000
Shareholders' equity:
  Ordinary Shares (par value $0.041666667;
   300,000,000 shares authorized,
   194,051,128 shares issued and
   outstanding)............................      8,086       8,086       8,086
  Additional paid-in capital...............  1,773,710   1,773,710   1,773,710
  Unearned stock grant compensation........    (12,136)    (12,136)    (12,136)
  Accumulated other comprehensive (loss)...    (32,194)    (32,194)    (32,194)
  Retained earnings........................  2,200,015   2,200,015   2,200,015
    Total shareholders' equity.............  3,937,481   3,937,481   3,937,481
                                            ----------  ----------  ----------
    Total capitalization................... $4,187,481  $4,587,481  $5,387,481
                                            ==========  ==========  ==========

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION OF ACE LIMITED

      On July 2, 1999, ACE purchased the international and domestic property and casualty businesses of CIGNA for $3.45 billion in cash. Under the terms of the agreement, ACE acquired CIGNA's domestic property and casualty insurance operations and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies. National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., provided $1.25 billion of reinsurance against unanticipated increases in recorded reserves for insurance losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. ACE financed this acquisition with a combination of available cash, a hybrid trust preferred security, and the remainder with commercial paper issuance. We intend to replace the commercial paper with a combination of newly issued ACE ordinary shares, senior debt, including the notes and the debentures, and trust preferred securities.

      On June 11, 1999, ACE announced that it had entered into an Agreement and Plan of Merger for the acquisition of Capital Re. Capital Re's stockholders will receive 0.6 ordinary shares of ACE for each share of common stock of Capital Re at closing, subject to a maximum value to Capital Re stockholders of $22 per share. It is anticipated that the transaction will be completed during the second half of calendar 1999, subject to customary closing conditions, including approval of the merger by Capital Re's shareholders and receipt of necessary regulatory approval.

      The following unaudited pro forma condensed consolidated balance sheet as of June 30, 1999 gives effect to the acquisition of CIGNA's property and casualty businesses and Capital Re as if they had occurred on June 30, 1999. The unaudited pro forma condensed consolidated statements of operations for the twelve months ended September 30, 1998 and for the nine months ended June 30, 1999 present operating results of ACE as if these acquisitions had occurred on October 1, 1997. These amounts do not include ACE's estimate of the expected annual operating expense savings from the acquisition of CIGNA's property and casualty businesses.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with ACE's consolidated financial statements included in ACE's Annual Report on Form 10-K for the year ended September 30, 1998, the unaudited consolidated financial statements of ACE included in ACE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, the audited combined financial statements of CIGNA's property and casualty businesses for the year ended December 31, 1998 previously filed as exhibit 99.1 to a Form 8-K filed by ACE dated May 19, 1999, the consolidated financial statements of Capital Re included in the Capital Re Annual Report on Form 10-K for the year ended December 31, 1998 and the unaudited consolidated financial statements of Capital Re included in the Capital Re Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. The unaudited pro forma condensed consolidated financial information is not intended to be indicative of the consolidated results of operations or financial position of ACE that would have been reported if these acquisitions had occurred at the dates indicated or of the consolidated results of future operations or of future financial position. For the historical periods presented below, ACE's fiscal year ended on September
30. From and after July 2, 1999, ACE's fiscal year will end on December 31.

      The acquisitions of CIGNA's property and casualty businesses and Capital Re have both been accounted for as a purchase in accordance with generally accepted accounting principles. Under purchase accounting, the total purchase price is allocated to the acquired assets and liabilities based on their fair values.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                               At June 30, 1999
                         -----------------------------------------------------------------------------------------------
                                                                                                             Pro forma
                                                                Pro forma                                     combined
                                                                combined                                     for CIGNA
                                                                for CIGNA                                     P&C and
                                      CIGNA   Pro forma            P&C                  Pro forma            Capital Re
                             ACE       P&C   Adjustments Notes Acquisition Capital  Re Adjustments  Notes   Acquisitions
                         ----------- ------- ----------- ----- ----------- ----------- -----------  ------  ------------
                                                 (dollars in millions, except per share data)
Total investments and
 cash..................  $     6,561 $ 9,244  $   2,025    (2)
                                                 (3,450)   (1)
                                                 (1,250)   (3) $    13,130   $1,249    $      (75)     (13) $    14,304
Reinsurance
 recoverables..........        1,291   6,044      1,250    (3)       8,585        4                               8,589
Premiums receivable....          459   2,329        --               2,788       16                               2,804
Other assets...........          823   2,500        118    (4)       3,441      262                               3,703
Goodwill...............          534     394      1,501    (6)
                                                     71    (5)       2,500                     41      (10)
                                                                                               75      (13)       2,616
                         ----------- -------  ---------        -----------   ------    ----------           -----------
 Total assets..........  $     9,668 $20,511  $     265        $    30,444   $1,531    $       41           $    32,016
                         =========== =======  =========        ===========   ======    ==========           ===========
Unpaid losses and loss
 expenses..............        3,803  14,425        --              18,228      143                              18,371
Unearned premiums......          847   1,378        --               2,225      425                               2,650
Trust Preferred
 Securities............          400     --                            400       75                                 475
Indebtedness...........          250     --       2,025    (2)       2,275      100                               2,375
Other liabilities......          430   3,057       (230)   (4)
                                                     50    (1)       3,307      233             5      (10)       3,545
                         ----------- -------  ---------        -----------   ------    ----------           -----------
 Total liabilities.....  $     5,730 $18,860  $   2,245        $    26,435   $  976    $        5           $    27,416
                         ----------- -------  ---------        -----------   ------    ----------           -----------
Total shareholders'
 equity................        3,938   1,651
                                                    230    (4)
                                                    118    (4)
                                                     71    (5)
                                                 (1,999)   (7)       4,009      555           584       (9)
                                                                                                7      (11)
                                                                                             (555)     (12)       4,600
                         ----------- -------  ---------        -----------   ------    ----------           -----------
 Total liabilities, and
  shareholders equity..  $     9,668 $20,511  $     265        $    30,444   $1,531    $       41           $    32,016
                         =========== =======  =========        ===========   ======    ==========           ===========
Shares outstanding on a
 fully diluted basis...  203,494,644          2,544,000    (5) 206,038,699             20,103,571   (9)(11) 226,142,215
                         ===========          =========        ===========             ==========           ===========
Fully diluted book
 value per
 share(8)(14)..........  $     20.24                           $     20.34                                  $     21.18
                         ===========                           ===========                                  ===========

                       PRO FORMA BALANCE SHEET FOOTNOTES
                   WITH RESPECT TO THE CIGNA P&C ACQUISITION

 (1) Under the terms of the acquisition agreement by and among CIGNA Corporation, CIGNA Holdings, Inc. and ACE Limited dated January 11, 1999, ACE paid a total purchase price of $3.45 billion. In addition, ACE expects to incur approximately $50 million of estimated transaction related expenses.

 (2) The $3.45 billion purchase price was initially financed with $1.025 billion of available cash, $400 million from a hybrid trust preferred security and the remainder with commercial paper issuance (the "initial financing"). Ultimately, the commercial paper will be replaced with a combination of newly issued ACE ordinary shares, senior debt, including the notes and the debentures, and trust preferred securities (together the "permanent financing"). Each of the new ACE ordinary shares, senior debt and trust preferred securities will be issued at the time when ACE considers market conditions to be most favorable for issuance. These pro forma financial statements reflect the initial financing described above.

 (3) Under the terms of the acquisition agreement, CIGNA agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to a reinsurer for aggregate coverage of $2.5 billion. Such coverage attached at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion.

 (4) Under the terms of the acquisition agreement, CIGNA Corporation: (a) forgave certain inter-company indebtedness amounting to $118 million, and
     (b) retained certain net employment and post-employment related liabilities amounting to approximately $230 million.

 (5) Pursuant to the acquisition agreement, all unvested options to acquire shares of CIGNA and all unvested restricted stock of CIGNA held by CIGNA employees that transferred to ACE were cancelled by CIGNA and replaced with restricted stock of ACE. As a result, ACE will issue approximately 2,544,000 shares of restricted stock for a total value of approximately $71 million to those new ACE employees. ACE will record the fair value of these ACE shares as part of the purchase price of the acquired businesses.

 (6) Under purchase accounting, the total purchase price is allocated to the acquired assets and liabilities assumed based on their fair values. The excess of the cost of the transaction (including expenses incurred by ACE related to the transaction estimated at $50 million and the value of new ACE restricted stock discussed in note 5) over the fair value of net tangible assets acquired is recorded as goodwill. Goodwill is expected to be amortized on a straight line basis over 40 years.

 (7) This adjustment reflects the consolidation adjustment to eliminate the shareholder's equity of the acquired businesses after adjustment for the items discussed in notes 4 and 5.

 (8) Fully diluted book value per share is based on the sum of the total shareholders' equity and the aggregate proceeds assuming exercise of all outstanding ACE options.

                       PRO FORMA BALANCE SHEET FOOTNOTES
                   WITH RESPECT TO THE CAPITAL RE ACQUISITION

 (9) The Agreement and Plan of Merger among Capital Re Corporation, ACE Limited and CapRe Acquisition Corp. dated June 10, 1999 provides that, at the effective time of the merger, each Capital Re common share issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.6 ACE ordinary shares in accordance with the applicable exchange ratio. This value has been determined in accordance with the EITF 95-19 consensus that the value of equity securities issued to effect a purchase combination (in this case the merger) should be based on (a) the market price for a reasonable period before and after the date the terms of the acquisition are agreed and announced, or (b) at a later date if any significant terms of the transaction change. The original terms of the Capital Re merger were agreed and announced on May 27, 1999. For purposes of the pro forma financial statements, ACE has used a $30.3125 share price and has assumed that it will issue 19,259,171 ACE ordinary shares (with a total value of $583.8 million) in exchange for Capital Re common shares.

(10) Under purchase accounting, the total purchase price is allocated to the acquired assets and liabilities assumed based on their fair values. The excess of the cost of the transaction (including expenses incurred by ACE related to the transaction estimated at $5 million) over the fair value of the Capital Re net assets acquired is recorded as goodwill. Based on the value of the ACE ordinary shares expected to be issued, including the ACE options described in note 11, to effect the merger, ACE would record goodwill of $116 million as a result of the merger (see discussion of purchase price in note 9 above). Goodwill is expected to be amortized on a straight line basis over 25 years.

(11) Pursuant to the merger agreement, all of Capital Re stock options outstanding will be cancelled and replaced with ACE options. ACE will record the value of these ACE options of approximately $7 million as part of the purchase price of Capital Re.

(12) The adjustment reflects the consolidation adjustment to eliminate Capital Re's shareholders' equity.

(13) Eliminates ACE's current investment of $75 million in Capital Re.

(14) Fully diluted book value per share is based on the sum of total shareholders' equity and the aggregate proceeds assuming exercise of all outstanding ACE options and Capital Re stock options that will be cancelled and replaced with ACE options.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Nine Months Ended June 30, 1999
                  ----------------------------------------------------------------------------------------------------------
                                                                                                                Pro forma
                                                             Pro forma                                         combined for
                                                             combined                                             CIGNA
                                                             for CIGNA                                           P&C and
                                CIGNA    Pro forma              P&C                      Pro forma               Capital
                      ACE      P&C (1)  Adjustments Notes   Acquisition  Capital  Re(8) Adjustments   Notes   Re Acquisition
                  -----------  -------  ----------- ------  -----------  -------------- -----------  -------  --------------
                                         (dollars in millions, except share and per share data)
Net Premiums
 Written........  $       887  $ 2,188                      $     3,075      $ 160                             $     3,235
Net Premiums
 Earned.........          804    2,174                            2,978        122                                   3,100
Net investment
 income.........          256      413   $    (106) (2)(3)          563         51                                     614
Other revenues..                   213                              213          5                                     218
Losses and loss
 expenses.......         (523)  (1,698)         61      (3)      (2,160)      (241)                                 (2,401)
Acquisition
 costs and
 administrative
 expenses.......         (231)    (740)                            (971)       (62)                                 (1,033)
Other expenses..          (27)    (515)       (136) (4)(5)         (678)        (6)     $       (3)      (11)         (687)
Income tax......          (15)      34          31     (6)           50         52                                     102
                  -----------  -------   ---------          -----------      -----      ----------             -----------
Income (loss)
 excluding net
 realized gains
 (losses).......          264     (119)       (150)                  (5)       (79)             (3)                    (87)
Net realized
 gains (losses)
 on
 investments....          173       68                              241         (2)                                    239
Cumulative
 effect of
 accounting
 change for
 guaranty fund
 and other
 insurance
 related
 assessments,
 net of taxes...                   (85)                             (85)                                               (85)
                  -----------  -------   ---------          -----------      -----      ----------             -----------
Income (loss)
 from continuing
 operations.....          437     (136)       (150)                 151        (81)             (3)                     67
Loss from
 discontinued
 operations, net
 of tax.........                                                               (26)                                    (26)
                  ===========  =======   =========          -----------      -----      ----------             -----------
Net Income
 (loss).........  $       437  $  (136)  $    (150)         $       151      $(107)     $       (3)            $        41
                  ===========  =======   =========          ===========      =====      ==========             ===========
Basic earnings
 per share,
 excluding net
 realized gains
 (losses) and
 cumulative
 effect of
 accounting
 change.........  $      1.36                               $     (0.03)                                       $     (0.52)
                  ===========                               ===========                                        ===========
Basic earnings
 per share from
 continuing
 operations.....  $      2.25                               $       .77                                        $       .31

                  ===========                               ===========                                        ===========
Basic earnings
 per share......  $      2.25                               $       .77                                        $       .19

                  ===========                               ===========                                        ===========
Weighted average
 shares
 outstanding--
 basic..........  193,802,722            2,544,000     (7)  196,346,722                 19,259,171       (9)   215,605,893

                  ===========            =========          ===========                 ==========             ===========
Diluted Earnings
 per share,
 excluding net
 realized gains
 (losses) and
 cumulative
 effect of
 accounting
 change.........  $      1.34                               $     (0.03)                                       $     (0.52)

                  ===========                               ===========                                        ===========
Diluted earnings
 per share from
 continuing
 operations.....  $      2.21                               $       .76                                        $       .31

                  ===========                               ===========                                        ===========
Diluted earnings
 per share......  $      2.21                               $       .76                                        $       .19

                  ===========                               ===========                                        ===========
Weighted average
 shares
 outstanding--
 diluted........  197,258,687            2,544,000     (7)  199,802,687                 19,602,730   (9)(10)   219,405,417

                  ===========            =========          ===========                 ==========             ===========

   PRO FORMA FOOTNOTES WITH RESPECT TO THE CIGNA P&C ACQUISITION FOR THE NINE
                           MONTHS ENDED JUNE 30, 1999

 (1) The combined statements of operations of CIGNA's property and casualty businesses reflect its results of operations for the nine months ended June 30, 1999.

 (2) ACE funded part of the purchase price with $1.025 billion of cash on hand. The estimated investment income on this $1.025 billion of the purchase price has been eliminated (based on a yield of 5.8% that approximates the yield on the ACE portfolio for the fiscal year ended September 30, 1998).

 (3) Under the terms of the acquisition agreement, CIGNA agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to a reinsurer for aggregate coverage of $2.5 billion. Such coverage attached at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion. The estimated investment income on this $1.25 billion has been eliminated (based on a yield of 6.5% that approximates the yield on the applicable portion of the acquired businesses' portfolio for the fiscal year ended December 31, 1998). The pro forma adjustment to losses and loss expenses reflects the estimated historical adverse development recorded during the period on the guaranteed reserves.

 (4) In addition to the $1.025 billion of cash on hand, ACE funded part of the purchase price with $400 million from a hybrid trust preferred security and the remainder with commercial paper issuance (the "initial financing"). Interest on the hybrid trust preferred security and commercial paper has been calculated at rates of 8.5% and 5.3%, respectively. Ultimately, the commercial paper will be replaced with a combination of newly issued ACE ordinary shares, senior debt, including the notes and the debentures, and trust preferred securities (together the "permanent financing"). Each of the new ACE ordinary shares, senior debt and trust preferred securities will be issued at the time when ACE considers market conditions to be most favorable for issuance. These pro forma financial statements reflect the initial financing described above.

 (5) Any excess between the purchase price and the fair value of acquired net tangible assets will be allocated to goodwill. These pro forma financial statements reflect all of the excess purchase price over net tangible assets as goodwill. This entry reflects the amortization of goodwill for the period.

 (6) The estimated income tax saving is based on the estimated reduction in net income before tax as a result of interest expense on the initial financing.

 (7) Pursuant to the acquisition agreement, all unvested options to acquire shares of CIGNA and all unvested restricted stock of CIGNA held by CIGNA employees that transferred to ACE were cancelled by CIGNA and replaced with restricted stock of ACE. As a result, ACE will issue approximately 2,544,000 shares of restricted stock to those new ACE employees.

 (8) The Capital Re consolidated statements of operations reflect its results of operations for the nine months ended June 30, 1999.

  PRO FORMA FOOTNOTES WITH RESPECT TO THE CAPITAL RE ACQUISITION FOR THE NINE
                           MONTHS ENDED JUNE 30, 1999

 (9) The Agreement and Plan of Merger among Capital Re Corporation, ACE Limited, and CapRe Acquisition Corp. dated June 10, 1999 provides that, at the effective time of the merger, each Capital Re common share issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.6 ACE ordinary shares in accordance with the applicable exchange ratio. This value will be determined in accordance with the EITF 95-19 consensus that the value of equity securities issued to effect a purchase combination (in this case the amalgamation) should be based on (a) the market price for a reasonable period before and after the date the terms of the acquisition are agreed and announced, or (b) at a later date if any significant terms of the transaction change. The original terms of the amalgamation were agreed and announced on May 27, 1999. For purposes of the pro forma financial statements, ACE has used a $30.3125 share price and has assumed that it will issue 19,259,171 ACE ordinary shares (with a total value of $583.8 million) in exchange for Capital Re common shares. Fees and other expenses related to the transaction are estimated to be $5 million.

(10) Certain of the outstanding options to purchase Capital Re common shares will be cancelled and replaced with options to purchase ACE ordinary shares. This adjustment represents the weighted average number of ordinary share equivalents outstanding related to the newly issued ACE options.

(11) Amortization of goodwill created by the acquisition of Capital Re is expected to be amortized over 25 years.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Year Ended September 30, 1998
                          ------------------------------------------------------------------------------------------------
                                                                                                               Pro forma
                                                                    Pro forma                                 combined for
                                                                   combined for                                  CIGNA
                                        CIGNA                         CIGNA                                     P&C and
                                         P&C     Pro forma             P&C       Capital  Pro forma            Capital Re
                              ACE        (1)    Adjustments Notes  Acquisition   Re (8)  Adjustments  Notes   Acquisitions
                          ------------  ------  ----------- -----  ------------  ------- -----------  ------  ------------
                                            (dollars in millions, except share and per share data)
Net Premiums Written....  $        881  $2,990                     $      3,871   $211                        $      4,082
Net Premiums Earned.....           894   2,957                            3,851    168                               4,019
Net investment income...           324     590   $    (141) (2)(3)          773     65                                 838
Other revenues..........                   282                              282      3                                 285
Losses and loss
 expenses...............          (517) (2,247)         81     (3)       (2,683)   (86)                             (2,769)
Acquisition costs and
 administrative
 expenses...............          (271) (1,500)                          (1,771)   (86)                             (1,857)
Other expenses..........           (38)               (180) (4)(5)         (218)    (7)  $        (5)    (11)         (230)
Income tax..............           (20)    (30)         42     (6)           (8)   (11)                                (19)
                          ------------  ------   ---------         ------------   ----   -----------          ------------
Income excluding net
 realized gains (losses)
 .......................           372      52        (198)                 226     46            (5)                  267
Net realized gains
 (losses) on investments
 .......................           188      22                              210     (2)                                208
                          ------------  ------   ---------         ------------   ----   -----------          ------------
Income from continuing
 operations.............           560      74        (198)                 436     44            (5)                  475
Loss from discontinued
 operations                                                                         (3)                                 (3)
                          ------------  ------   ---------         ------------   ----   -----------          ------------
Net Income..............  $        560  $   74   $    (198)        $        436   $ 41   $        (5)         $        472
                          ============  ======   =========         ============   ====   ===========          ============
Basic earnings per
 share, excluding
 realized gains (losses)
 and loss from
 discontinued
 operations.............  $       2.01                             $       1.20                               $       1.29
                          ============                             ============                               ============
Basic earnings per share
 from continuing
 operations.............  $       3.03                             $       2.32                               $       2.30
                          ============                             ============                               ============
Basic earnings per
 share..................  $       3.03                             $       2.32                               $       2.28
                          ============                             ============                               ============
Weighted average shares
 outstanding--basic.....   185,130,479           2,544,000     (7)  187,674,479           19,259,171      (9)  206,933,650
                          ============           =========         ============          ===========          ============
Diluted Earnings per
 share, excluding
 realized gains (losses)
 and loss from
 discontinued
 operations.............  $       1.97                             $       1.18                               $       1.26
                          ============                             ============                               ============
Diluted earnings per
 share from continuing
 operations.............  $       2.96                             $       2.27                               $       2.24
                          ============                             ============                               ============
Diluted earnings per
 share..................  $       2.96                             $       2.27                               $       2.23
                          ============                             ============                               ============
Weighted average shares
 outstanding--diluted...   189,281,175           2,544,000     (7)  191,825,175           20,111,846  (9)(10)  211,937,021
                          ============           =========         ============          ===========          ============

   PRO FORMA FOOTNOTES WITH RESPECT TO THE CIGNA P&C ACQUISITION FOR THE YEAR
                            ENDED SEPTEMBER 30, 1998

(1) The combined statements of operations of CIGNA's property and casualty businesses reflect its results of operations for the year ended December 31, 1998.

(2) ACE funded part of the purchase price with $1.025 billion of cash on hand. The estimated investment income on this $1.025 billion of the purchase price has been eliminated (based on a yield of 5.8% that approximates the yield on the ACE portfolio for the fiscal year ended September 30, 1998).

(3) Under the terms of the acquisition agreement, CIGNA agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to a reinsurer for aggregate coverage of $2.5 billion. Such coverage attached at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion. The estimated investment income on this $1.25 billion has been eliminated (based on a yield of 6.5% that approximates the yield on the applicable portion of the acquired businesses' portfolio for the fiscal year ended December 31,
    1998). The pro forma adjustment to losses and loss expenses reflects the estimated historical adverse development recorded during the period on the guaranteed reserves.

(4) In addition to the $1.025 billion of cash on hand, ACE funded part of the purchase price with $400 million from a hybrid trust preferred security and the remainder with commercial paper issuance (the "initial financing"). Interest on the hybrid trust preferred security and commercial paper has been calculated at rates of 8.5% and 5.3%, respectively. Ultimately, the commercial paper will be replaced with a combination of new issued ACE ordinary shares, senior debt, including the notes and the debentures, and trust preferred securities (together the "permanent financing"). Each of the new ACE ordinary shares, senior debt and trust preferred securities will be issued at the time when ACE considers market conditions to be most favorable for issuance. These pro forma financial statements reflect the initial financing described above.

(5) Any excess between the purchase price and the fair value of acquired net tangible assets will be allocated to goodwill. These pro forma financial statements reflect all of the excess purchase price over net tangible assets as goodwill. This entry reflects the amortization of goodwill for the period.

(6) The estimated income tax saving is based on the estimated reduction in net income before tax as a result of interest expense on the initial financing.

(7) Pursuant to the acquisition agreement, all unvested options to acquire shares of CIGNA and all unvested restricted stock of CIGNA held by CIGNA employees that transferred to ACE were cancelled by CIGNA and replaced with restricted stock of ACE. As a result, ACE will issue approximately 2,544,000 shares of restricted stock to those new ACE employees.

(8) The Capital Re consolidated statements of operations reflect its results of operations for the year ended December 31, 1998.

         PRO FORMA FOOTNOTES WITH RESPECT TO THE CAPITAL RE ACQUISITION
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998

 (9) The merger agreement provides that, at the effective time, each Capital Re common share issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.6 ACE ordinary shares in accordance with the applicable exchange ratio. This value will be determined in accordance with the EITF 95-19 consensus that the value of equity securities issued to effect a purchase combination (in this case the amalgamation) should be based on (a) the market price for a reasonable period before and after the date the terms of the acquisition are agreed and announced, or (b) at a later date if any significant terms of the transaction change. The original terms of the amalgamation were agreed and announced on May 27, 1999. For purposes of the pro forma financial statements, ACE has used a $30.3125 share price and has assumed that it will issue 19,259,171 ACE ordinary shares (with a total value of $583.8 Million) in exchange for Capital Re common shares. Fees and other expenses related to the transaction are estimated to be $5 million.

(10) Certain of the outstanding options to purchase Capital Re common shares will be cancelled and replaced with options to purchase ACE ordinary shares. This adjustment represents the weighted average number of ordinary share equivalents outstanding related to the newly issued ACE options.

(11) Amortization of goodwill created by the acquisition of Capital Re is expected to be amortized over 25 years.

                                   MANAGEMENT

      The table below sets forth the names and positions of ACE's management.

Name                                                Position
----                                                --------
Brian Duperreault....... Chairman, President and Chief Executive Officer of ACE

Donald Kramer........... Vice Chairman of ACE

John Charman............ Chief Executive Officer of ACE Global Markets

John Engstrom........... President and Chief Executive Officer of Tempest Re

Dominic J. Frederico.... Chairman, President and Chief Executive Officer of ACE INA

William J. Loschert..... Chairman of ACE Global Markets

Dennis B. Reding........ President and Chief Executive Officer of ACE INA--Domestic

Christopher Z.
 Marshall............... Chief Financial Officer of ACE

B. Kingsley Schubert.... President and Chief Executive Officer of ACE INA--International

Peter N. Mear........... General Counsel and Secretary of ACE

Gary Schmalzriedt....... President and Chief Executive Officer of ACE Bermuda

Robert A. Blee.......... Chief Accounting Officer of ACE

John C. Burville........ Chief Actuary of ACE

Robin J.W. Masters...... Chief Investment Officer of ACE

Keith P. White.......... Chief Administrative Officer of ACE

      Brian Duperreault has been a director and Chairman, President and Chief Executive Officer of ACE since October 1994. Prior to joining ACE, Mr. Duperreault had been employed with American International Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc., a subsidiary of AIG, from April 1994 to September 1994. Mr. Duperreault was President of American International Underwriters Inc. from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991.

      Donald Kramer has been a director and Vice Chairman of ACE and President of Tempest Re since July 1996. Mr. Kramer served as Chairman or Co-Chairman of the Board of Tempest Re from its formation in September 1993 until July 1996. Tempest Re was acquired by ACE in July 1996. Prior to the formation of Tempest Re, he was President of Kramer Capital Corporation (venture capital investments) from March to September 1993, President of Carteret Federal Savings Bank (banking) from August 1991 to March 1993, Chairman of the Board of NAC Re Corporation (reinsurance) from June 1985 to June 1993, Chairman of the Board and Chief Executive Officer of KCP Holding Company (insurance) from July 1986 to August 1991 and of its affiliates, KCC Capital Managers (insurance investments) and Kramer Capital Consultants, Inc. (insurance investments), as well as Chairman of the Board of its subsidiary, National American Insurance Company of California (insurance) from September 1988 to August 1991.

      John Charman has served as Chief Executive Officer of ACE Global Markets since July 1998, and continues to act as Active Underwriter to Lloyd's Syndicate 488/2488. Mr. Charman has been the Active Underwriter of Syndicate 488 since July 1986. Mr. Charman previously served as Managing Director of

Chairman Underwriting Agencies Limited, and since 1994, as Chief Executive of Tarquin Underwriters Limited, the corporate capital provider of Syndicate 2488.

      John Engestrom has served as President and Chief Executive Officer of Tempest Re since May 1999. From 1997 to May 1999, Mr. Engestrom served as Chief Executive Officer of Liberty Re in London. From 1992 to 1997, Mr. Engstrom served as group chief executive of Mercantile and General Reinsurance Company. Mr. Engstrom began his reinsurance career at Skandia where he held various positions including, chief operating officer Treaty division Europe, chief underwriting officer North America and finally head of Reinsurance Skandia Group worldwide.

      Dominic J. Frederico has served as Chairman, President and Chief Executive Officer of ACE INA since May 1999. Mr. Frederico previously served as President of ACE Bermuda since July 1997, Executive Vice President, Underwriting since December 1996, and as Executive Vice President, Financial Lines from January 1995 to December 1996. Mr. Frederico served in various capacities at AIG in Europe and the U.S. from 1982 to January 1995, most recently as Senior Vice President and Chief Financial Officer of an AIG subsidiary, with multi-regional general management responsibilities.

      William J. Loschert was appointed as Chairman of ACE Global Markets with effect from December 1996 to oversee ACE's insurance operations at Lloyd's. Mr. Loschert previously served as Executive Vice President, Underwriting of ACE since January 1986.

      Dennis B. Reding has served as President and Chief Executive Officer of ACE INA--Domestic since July 1999. Mr. Reding previously served as President and Chief Executive Officer of ACE USA since January 1998, and as President and Chief Executive Officer of Westchester Specialty Group, Inc. ("WSG") from July 1993 to January 1998. Prior to joining WSG, Mr. Reding served in various senior positions at Fireman's Fund Insurance Company.

      Christopher Z. Marshall has served as Chief Financial Officer of ACE since November 1992 and as Senior Vice President, Finance of ACE from January 1990 to November 1992.

      B. Kingsley Schubert has served as President and Chief Executive Officer of ACE INA--International since July 1999. Mr. Schubert previously served as President of CIGNA International Property and Casualty since January 1999, and as President of CIGNA International from February 1996 to January 1999. Mr. Schubert served as Senior Vice President of CIGNA International (Asia-Pacific) from March 1995 to February 1996, and as President of CIGNA Insurance Company in Japan from June 1992 to February 1996.

      Peter N. Mear has served as General Counsel and Secretary of ACE since April 1996. Mr. Mear served as Vice President and Claims Counsel of Aetna Casualty and Surety Company from February 1991 to April 1996 and Counsel and Litigation Section Head of Aetna Life & Casualty from September 1977 to February 1991.

      Gary Schmalzriedt has been President and Chief Executive Officer of ACE Bermuda since July 1999. Since 1991, Mr. Schmalzriedt has served in several senior capacities with CIGNA, most recently, since 1998, serving as Chairman and Chief Executive Officer of CIGNA Europe. Mr. Schmalzriedt originally joined CIGNA as senior vice president, property underwriting and later became responsible for managing CIGNA International's P&C related businesses. Prior to joining CIGNA in 1991, Mr. Schmalzriedt spent nearly 20 years in various positions of increasing responsibility with American International Group, including assignments in the U.K. and South Africa and most recently, senior vice president and senior underwriting officer of American International Underwriters, where he managed AIG's foreign operations.

      Robert A. Blee has served as Chief Accounting Officer of ACE since October 1998. Mr. Blee served as group controller of ACE from January 1997 to October 1998, vice president--finance of ACE from July 1996 to January 1997, assistant vice president and assistant controller from October 1994 to July 1996 and chief accountant from August 1993 to October 1994.

      John C. Burville has served as Chief Actuary of ACE since January 1992. Mr. Burville served as managing actuarial consultant with Tillinghast, Nelson & Warren (Bermuda) Ltd. (management consulting and actuaries) from March 1986 to December 1991.

      Robin J. W. Masters has served as Chief Investment Officer of ACE since July 1997. Ms. Masters previously served as Senior Vice President since February 1995 and as Treasurer of ACE since October 1992.

      Keith P. White has served as Chief Administrative Officer of ACE since July 1997. Mr. White previously served as Senior Vice President, Administration of ACE since January 1990.

                      DESCRIPTION OF NOTES AND DEBENTURES

      We have summarized provisions of the notes and the debentures below. The notes and the debentures constitute "ACE INA senior debt securities" described in the accompanying prospectus. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the ACE INA senior debt securities under the caption "Description of ACE INA Debt Securities and ACE Guarantee" in the accompanying prospectus.

General

      The 2004 notes, the 2006 notes and the 2029 debentures will be issued as separate series of debt securities under an indenture dated as of August 1, 1999 among ACE INA, ACE, as guarantor, and The First National Bank of Chicago, as trustee. This indenture constitutes the "ACE INA senior indenture" described in the accompanying prospectus.

      The 2004 notes will mature on August 15, 2004 and will bear interest at a rate of 8.20% per annum. The 2006 notes will mature on August 15, 2006 and will bear interest at a rate of 8.30% per annum. The 2029 debentures will mature on August 15, 2029 and will bear interest at a rate of 8.875% per annum. Interest on the notes and the debentures will accrue from August 20, 1999, or from the most recent interest payment date to which interest has been paid or duly provided for. In each case, we:

     . will pay interest on the notes and the debentures semiannually on February 15 and August 15 of each year, commencing February 15, 2000;

     . will pay interest to the person in whose name a note or debenture is registered at the close of business on the February 1 or August 1 preceding the interest payment date;

     . will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

     . will make payments on the notes and the debentures at the offices of the trustee; and

     . may make payments by wire transfer for notes or debentures held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note or debenture register.

      If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity or redemption date, as the case may be, to such next business day. "Business day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

      We will issue the notes and the debentures only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes and the debentures will not be subject to redemption and will not have the benefit of any sinking fund.

Ranking

      The notes and the debentures will be senior unsecured obligations of ACE INA and will rank equally in right of payment with all of ACE INA's other unsecured and unsubordinated indebtedness. The guarantee will be a senior unsecured obligation of ACE and will rank equally in right of payment with all of ACE's other unsecured and unsubordinated indebtedness.

      The notes, the debentures and the guarantee will be effectively subordinated to any secured indebtedness of ACE INA or ACE, as the case may be, to the extent of the value of the assets securing such indebtedness. The indenture does not limit the amount of debt that ACE INA, ACE or their respective subsidiaries can incur. However, the indenture does restrict the ability of ACE INA, ACE and their respective subsidiaries to incur secured debt. See "Description of ACE INA Debt Securities and ACE Guarantee-- Covenants Applicable to ACE INA Senior Debt Securities" in the accompanying prospectus.

      In addition, both ACE and ACE INA conduct their operations through subsidiaries, which generate a substantial portion of their respective operating income and cash flow. As a result, distributions or advances from subsidiaries of ACE INA and ACE are a major source of funds necessary to meet their respective debt service and other obligations. Contractual provisions, laws or regulations, as well as a subsidiaries' financial condition and operating requirements, may limit the ability of ACE INA or ACE to obtain cash required to pay ACE INA's debt service obligations, including payments on the notes and the debentures, or ACE's payment obligations under the guarantee. The notes and the debentures will be structurally subordinated to all obligations of ACE INA's subsidiaries, including claims with respect to trade payables. The guarantee will be structurally subordinated to all obligations of ACE's subsidiaries, including claims with respect to trade payables. This means that holders of the notes and the debentures will have a junior position to the claims of creditors of ACE INA's subsidiaries on their assets and earnings, and holders of the guarantee will have a junior position to the claims of creditors of ACE's subsidiaries on their assets and earnings. As of July 31, 1999, ACE INA's subsidiaries had no indebtedness outstanding and ACE's subsidiaries had $2.5 billion of indebtedness outstanding.

Notices

      We will mail notices and communications to a holder's address as shown on the note or debenture register.

Paying Agents and Transfer Agents

      The trustee will be the paying agent and transfer agent for the notes and the debentures.

The Trustee

      The First National Bank of Chicago is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees.

Book-Entry Delivery and Settlement

      We will issue the notes and the debentures in the form of one or more permanent global notes or permanent global debentures, as the case may be, in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

      DTC has advised us as follows:

     . DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under
        Section 17A of the Securities Exchange Act of 1934;

     . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     . Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

     . DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.;

     . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     . The rules applicable to DTC and its participants are on file with the SEC.

      We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

      We expect that under procedures established by DTC:

     . upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

     . ownership of the notes and the debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in a global security to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes or debentures represented by that global security for all purposes under the indenture and under the notes and debentures. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes or debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes or debentures and will not be considered the owners or holders thereof under the indenture or under the notes or debentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes or debentures under the indenture or the global security.

      None of ACE INA, ACE or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes or debentures by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes or debentures.

      Payments on the notes and debentures represented by the global securities will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes or debentures represented by a global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global security as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

      Payments on the notes and the debentures represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

      DTC management is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

      However, DTC's ability to perform its services properly is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

Certificated Notes and Debentures

      We will issue certificated notes or debentures to each person that DTC identifies as the beneficial owner of the notes or debentures represented by the global securities upon surrender by DTC of the global securities only if:

     . DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

     .  an event of default has occurred and is continuing; or

     . we determine not to have the notes or debentures represented by a global security.

      None of ACE INA, ACE or the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes or debentures. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes or debentures to be issued.

                            CERTAIN TAX CONSEQUENCES

United States

      The following is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of notes or debentures. This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. This discussion does not consider any specific facts or circumstances that may apply to a particular holder. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of notes or debentures, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

      For purposes of this discussion, a "U.S. Holder" means a holder of notes or debentures that is either a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A Non-U.S. Holder is a holder of notes or debentures other than a U.S. Holder.

Stated Interest

      Holders of the notes and the debentures will include stated interest in gross income in accordance with their methods of accounting for tax purposes.

Disposition

      In general, a holder of notes or debentures will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of notes or debentures measured by the difference between (i) the amount of cash and fair market value of property received and (ii) the holder's tax basis in the notes or debentures. Any such gain or loss will generally be long-term capital gain or loss, provided the note or debenture was a capital asset in the hands of the holder and had been held for more than one year.

Non-U.S. Holders

      Under present United States federal income and estate tax law, assuming certain certification requirements are satisfied (which include identification of the beneficial owner of the instrument), and subject to the discussion of backup withholding below:

          (a)payments of interest on the notes or the debentures to any Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes our stock entitled to vote, (2) the holder is not (i) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (ii) a controlled foreign corporation that is related to the Company through stock ownership, and
    (3) such interest payments are not effectively connected with the conduct of a United States trade or business of the holder;

          (b)a holder of notes or debentures who is a Non-U.S. Holder will not be subject to the United States federal income tax on gain realized on the sale, exchange, or other disposition of the notes or the debentures, unless (1) such holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (2) the gain is effectively connected with the conduct of a United States trade or business of the holder; and

          (c)if interest on the notes or the debentures is exempt from withholding of United States federal income tax under the rules described above (without regard to the certification requirement), the notes or the debentures will not be included in the estate of a deceased Non-U.S. Holder for United States Federal estate tax purposes.

      The certification referred to above may be made on an Internal Revenue Service Form W-8BEN or a substantially similar substitute form.

Information Reporting and Backup Withholding

      We will, where required, report to the holders of the notes and the debentures and the Internal Revenue Service the amount of any interest paid on the notes and the debentures in each calendar year and the amounts of federal tax withheld, if any, with respect to such payments. A noncorporate U.S. holder may be subject to information reporting and to backup withholding at a rate of 31% with respect to payments of principal and interest made on notes and debentures, or on proceeds of the disposition of notes or debentures before maturity, unless such U.S. holder provides a correct taxpayer identification number or proof of an applicable exemption, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

      Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to interest paid on the notes and the debentures to a Non-U.S. Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of notes or debentures are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-U.S. Holder status under penalties of perjury and provides its name and address or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of notes or debentures by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

      On October 6, 1997, the United States Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to Non-U.S. Holders after December 31, 2000. The new Treasury regulations would alter the procedures for claiming the benefits of an income tax treaty and may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of notes or debentures. Prospective investors should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the notes or the debentures.

Cayman Islands Taxation

      Interest, if any, paid by ACE on the notes or the debentures is not subject to Cayman Islands withholding tax.

Bermuda Taxation

      Currently, there is no Bermuda withholding tax on interest, if any, paid by ACE.

                                  UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement among ACE INA, ACE and the several underwriters named below, ACE INA has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amounts of 2004 notes, 2006 notes and 2029 debentures set forth opposite its name below. The obligations of the underwriters are subject to certain conditions precedent. The underwriters must purchase all of the notes and the debentures if any are purchased.

                                       Principal    Principal      Principal
                                       Amount of    Amount of      Amount of
   Underwriter                         2004 Notes   2006 Notes  2029 Debentures
   -----------                        ------------ ------------ ---------------
   Merrill Lynch, Pierce, Fenner &
            Smith
            Incorporated............. $160,000,000 $120,000,000  $ 40,000,000
   Chase Securities Inc..............  160,000,000  120,000,000    40,000,000
   Banc One Capital Markets, Inc. ...   20,000,000   15,000,000     5,000,000
   BNY Capital Markets, Inc. ........   20,000,000   15,000,000     5,000,000
   Deutsche Bank Securities Inc. ....   20,000,000   15,000,000     5,000,000
   Barclays Capital Inc..............    5,000,000    3,750,000     1,250,000
   CIBC World Markets Corp. .........    5,000,000    3,750,000     1,250,000
   RBC Dominion Securities
    Corporation .....................    5,000,000    3,750,000     1,250,000
   Scotia Capital Markets (USA)
    Inc. ............................    5,000,000    3,750,000     1,250,000
                                      ------------ ------------  ------------
        Total........................ $400,000,000 $300,000,000  $100,000,000
                                      ============ ============  ============

      The underwriters have advised ACE INA that they propose initially to offer the notes and the debentures to the public at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at such prices less a concession not in excess of .35% of the principal amount of the 2004 notes, .375% of the principal amount of the 2006 notes and .5% of the principal amount of the 2029 debentures. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 2004 notes, .25% of the principal amount of the 2006 notes and .25% of the principal amount of the 2029 debentures to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

      The notes and the debentures are new issues of securities with no established trading market. The notes and the debentures will not be listed on any securities exchange. ACE INA has been advised by the underwriters that they intend to make a market in the notes and the debentures, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. ACE INA can give no assurance as to the liquidity of, or the trading market for, the notes or the debentures.

      In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the prices of the notes or the debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the notes or the debentures. If the underwriters create a short position in the 2004 notes, the 2006 notes or the 2029 debentures in connection with the offering, i.e., if they sell a greater aggregate principal amount of 2004 notes, 2006 notes or 2029 debentures than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing 2004 notes, 2006 notes or 2029 debentures, as the case may be, in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      None of ACE INA, ACE or any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes and the debentures. In addition, none of ACE INA, ACE or any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      ACE INA and ACE have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, ACE and its affiliates in the ordinary course of business.

      ACE INA estimates that its total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

                                 LEGAL MATTERS

      The validity of the notes and the debentures will be passed upon for ACE and ACE INA by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters with respect to Cayman Islands law will be passed upon for ACE by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies. Certain legal matters with respect to Bermuda law will be passed upon for ACE by Conyers, Dill & Pearman, Hamilton, Bermuda. Certain legal matters relating to the notes and the debentures will be passed upon for the underwriters by Brown & Wood LLP, New York, New York. Mayer, Brown & Platt and Brown & Wood LLP will rely on the opinion of Maples and Calder with respect to Cayman Islands law and the opinion of Conyers, Dill & Pearman with respect to Bermuda law.

                                    EXPERTS

      The consolidated financial statements and financial statement schedules incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Any audited financial statements and schedules that are incorporated or that are deemed to be incorporated by reference into the accompanying prospectus that are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents of these accountants filed with the SEC.

      The CIGNA Corporation Property and Casualty Businesses Combined Financial Statements incorporated in the accompanying prospectus by reference to our Current Report on Form 8-K dated May 19, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                 $4,000,000,000

                                  ACE Limited

     Ordinary Shares, Preferred Shares, Depositary Shares, Debt Securities, Warrants to Purchase Ordinary Shares, Warrants to Purchase Preferred Shares,
       Warrants to Purchase Debt Securities, Stock Purchase Contracts and
                              Stock Purchase Units

                                ----------------

                             ACE INA Holdings Inc.

                                Debt Securities
                    Fully and Unconditionally Guaranteed by

                                  ACE Limited

                                ----------------

                              ACE Capital Trust I
                              ACE Capital Trust II
                             ACE Capital Trust III

                              Preferred Securities
 Fully and Unconditionally Guaranteed to the Extent Provided in this Prospectus by

                                  ACE Limited

  ACE, ACE INA or the applicable ACE Trust will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

                                ----------------

  ACE's ordinary shares are traded on the New York Stock Exchange under the symbol "ACL."

  ACE's principal executive offices are located at: The ACE Building, 30 Woodbourne Avenue, Hamilton, HM 08, Bermuda, telephone number: (441) 295-5200. The principal executive offices of ACE INA and each of the ACE Trusts are located at: c/o ACE USA, Inc., Six Concourse Parkway, Suite 2500, Atlanta, Georgia 30328, telephone number: (770) 393-9955.

                                ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                The date of this prospectus is August 17, 1999.

  You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. None of ACE, ACE INA or any ACE Trust has authorized anyone else to provide you with different information. ACE, ACE INA and the ACE Trusts are offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. ACE's business, financial condition, results of operations and prospects may have changed since that date.

  Except as expressly provided in an underwriting agreement, no offered securities may be offered or sold in the Cayman Islands or Bermuda (although offers may be made to persons in Bermuda from outside Bermuda) and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside of Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered securities.

  In this prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that ACE, ACE INA and the ACE Trusts filed with the Securities and Exchange Commission utilizing a "shelf" registration process, relating to the ordinary shares, preferred shares, depositary shares, debt securities, debt securities guarantee, warrants, stock purchase contracts, stock purchase units, preferred securities and preferred securities guarantees described in this prospectus. Under this shelf process, ACE, ACE INA and the ACE Trusts may sell the securities described in this prospectus in one or more offerings up to a total initial offering price of $4,000,000,000. This prospectus provides you with a general description of the securities ACE, ACE INA or an ACE Trust may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding ACE, ACE INA, the ACE Trusts and the offered securities, please refer to the registration statement. Each time ACE, ACE INA or an ACE Trust sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                      ACE

  ACE is a holding company incorporated with limited liability in the Cayman Islands and maintains its principal business office in Bermuda. Through its Bermuda-based operating subsidiaries, ACE Bermuda Insurance Ltd., Corporate Officers & Directors Assurance Ltd. and Tempest Reinsurance Company Limited, and its Dublin, Ireland based subsidiaries, ACE Insurance Company Europe Limited and ACE Reinsurance Company Europe Limited, ACE provides a broad range of insurance and reinsurance products to a diverse group of international clients. Through ACE INA and its subsidiaries, ACE provides a broad range of insurance products to insureds in the United States and 46 other countries worldwide. ACE also provides insurance products to a broad range of clients in the United States through its U.S. based subsidiary, ACE USA, Inc. ACE also indirectly owns four Lloyd's managing agencies, ACE UK Underwriting Limited, ACE London Aviation Limited, ACE London Underwriters Limited and ACE Underwriting Agencies Limited, and provides corporate capital to Lloyd's syndicates under their management to support underwriting capacity.

  ACE was incorporated in August 1985. ACE's principal executive offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton, HM 08, Bermuda, and its telephone number is (441) 295-5200.

                                    ACE INA

  ACE INA is an indirect subsidiary of ACE that was formed in December 1998 to acquire and hold the international and domestic property and casualty businesses of CIGNA Corporation. ACE INA is a U.S. holding company and has no direct operations. ACE INA's principal asset is the capital stock of its insurance subsidiaries. The principal executive offices of ACE INA are located at c/o ACE USA, Inc., Six Concourse Parkway, Suite 2500, Atlanta, Georgia 30328, and its telephone number is (770) 393-9955.

                                 THE ACE TRUSTS

  Each ACE Trust is a statutory business trust created under Delaware law pursuant to (1) a trust agreement executed by ACE, as original sponsor of the ACE Trust, and the ACE Trustees for the ACE Trust and (2) the filing of a certificate of trust with the Delaware Secretary of State on May 19, 1999. On August 5, 1999, ACE assigned its rights and obligations as sponsor of each ACE Trust to ACE INA. Each trust agreement will be amended and restated in its entirety substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. Each restated trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939. Each ACE Trust exists for the exclusive purposes of:

  . issuing and selling the preferred securities and common securities that represent undivided beneficial interests in the assets of the ACE Trust,

  . using the gross proceeds from the sale of the preferred securities and common securities to acquire a particular series of ACE INA subordinated debt securities, and

  . engaging in only those other activities necessary, convenient or incidental to the issuance and sale of the preferred securities and common securities and purchase of the ACE INA subordinated debt securities.

  ACE INA will directly or indirectly own all of the common securities of each ACE Trust. The common securities of an ACE Trust will rank equally, and payments will be made thereon pro rata, with the preferred securities of that ACE Trust, except that, if an event of default under the restated trust agreement resulting from an event of default under the ACE INA subordinated debt securities held by the ACE Trust has occurred and is continuing, the rights of the holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. Unless otherwise disclosed in the applicable prospectus supplement, ACE INA will, directly or indirectly, acquire common securities in an aggregate liquidation amount equal to at least 3% of the total capital of each ACE Trust. Each of the ACE Trusts is a legally separate entity and the assets of one are not available to satisfy the obligations of any of the others.

  Unless otherwise disclosed in the related prospectus supplement, each ACE Trust has a term of approximately 55 years, but may dissolve earlier as provided in the restated trust agreement of the ACE Trust. Unless otherwise disclosed in the applicable prospectus supplement, each ACE Trust's business and affairs will be conducted by the trustees (the "ACE Trustees") appointed by ACE INA, as the direct or indirect holder of all of the common securities. ACE INA, as the direct or indirect holder of the common securities, will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the ACE Trustees of an ACE Trust, subject to the terms of the restated trust agreement of the ACE Trust. The duties and obligations of the ACE Trustees of an ACE Trust will be governed by the restated trust agreement of the ACE Trust. Unless otherwise disclosed in the related prospectus supplement, two of the ACE Trustees (the "Administrative Trustees") of each ACE Trust will be persons who are employees or officers of or affiliated with ACE INA. One ACE Trustee of each ACE Trust will be a financial institution (the "Property Trustee") that is not affiliated with ACE INA and has a minimum amount of combined capital and surplus of not less than $50,000,000, which shall act as property trustee and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act, pursuant to the terms set forth in the applicable prospectus supplement. In addition, one ACE Trustee of each ACE Trust (which may be the Property Trustee, if it otherwise meets the requirements of applicable law) will have its principal place of business or reside in the State of Delaware (the "Delaware Trustee"). ACE will pay all fees and expenses related to each ACE Trust and the offering of preferred securities and common securities.

  The office of the Delaware Trustee for each ACE Trust in the State of Delaware is located at c/o Bank One Delaware, Inc., Three Christina Centre, 201 North Walnut Street, Wilmington, Delaware 19801. The principal executive offices for each of the ACE Trusts are located at c/o ACE USA, Inc., Six Concourse Parkway, Suite 2500, Atlanta, Georgia 30328. The telephone number of each of the ACE Trusts is (770) 393-9955.

                                USE OF PROCEEDS

  Unless otherwise disclosed in the applicable prospectus supplement, ACE and ACE INA intend to use the net proceeds from the sale of the offered securities to repay debt incurred to acquire the international and domestic property and casualty businesses of CIGNA. Each ACE Trust will invest all proceeds received from the sale of its preferred securities and common securities in a particular series of subordinated debt securities of ACE INA, which will use such funds to repay debt incurred to acquire the CIGNA businesses.

    RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS OF ACE

  For purposes of computing the following ratios, earnings consist of net income before income tax expense (excluding interest costs capitalized) plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs (including interest costs capitalized) plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals). Because ACE paid no preferred share dividends during any of the periods presented, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for each of the periods presented.

                                  Nine Months
                                     Ended         Fiscal Year Ended
                                   June 30,          September 30,
                                  ------------  ----------------------------
                                  1999   1998   1998  1997  1996  1995  1994
                                  -----  -----  ----  ----  ----  ----  ----
Ratio of Earnings to Fixed
 Charges.........................  31.9x  42.3x 22.4x 40.7x 32.3x 47.1x -- (1)
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Share Dividends.................  31.9x  42.3x 22.4x 40.7x 32.3x 47.1x -- (1)

--------
(1)   Earnings were inadequate to cover fixed charges by $46.0 million in 1994.

  ACE INA and the ACE Trusts had no operations during the periods set forth above.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

  ACE may from time to time offer under this prospectus, separately or together:

  .ordinary shares,

  .preferred shares, which may be represented by depositary shares as described below,

  .unsecured senior or subordinated debt securities,

  .warrants to purchase ordinary shares,

  .warrants to purchase preferred shares,

  .warrants to purchase debt securities of ACE,

  .stock purchase contracts to purchase ordinary shares, and

  . stock purchase units, each representing ownership of a stock purchase contract and, as security for the holder's obligation to purchase ordinary shares under the stock purchase contract, any of (1) debt securities of ACE INA, fully and unconditionally guaranteed by ACE, (2) debt obligations of third parties, including U.S. Treasury securities or
     (3) preferred securities of an ACE Trust.

  ACE INA may from time to time offer unsecured senior or subordinated debt securities, which will be fully and unconditionally guaranteed by ACE.

  Each of ACE Capital Trust I, ACE Capital Trust II and ACE Capital Trust III may offer preferred securities representing undivided beneficial interests in their respective assets, which will be fully and unconditionally guaranteed to the extent described in this prospectus by ACE.

  The aggregate initial offering price of the offered securities will not exceed $4,000,000,000.

                        DESCRIPTION OF ACE CAPITAL STOCK

  The following is a summary of certain provisions of ACE's Memorandum of Association and Articles of Association. Because this summary is not complete, you should refer to ACE's Memorandum and Articles for complete information regarding the provisions of the Memorandum and Articles, including the definitions of some of the terms used below. Copies of the Memorandum and Articles are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Whenever particular sections or defined terms of the Memorandum and Articles are referred to, such sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

  ACE's authorized share capital consists of two classes of shares: (1) 300,000,000 ordinary shares, par value $0.041666667 per share, of which 193,914,702 ordinary shares were issued and outstanding as of May 12, 1999 and
(2) 10,000,000 other shares, none of which are outstanding.

Ordinary Shares

  The ordinary shares are listed on the New York Stock Exchange under the symbol "ACL." The ordinary shares currently issued and outstanding are fully paid and nonassessable. The ordinary shares offered by a prospectus supplement, upon issuance against full consideration, will be fully paid and nonassessable. There are no provisions of Cayman Islands law or the Memorandum or the Articles which impose any limitation on the rights of shareholders to hold or vote ordinary shares by reason of their not being residents of the Cayman Islands.

  Dividend Rights

  After all dividends on all classes or series of preferred shares have been paid or declared and set apart for payment, holders of ordinary shares are entitled to receive such dividends as may be declared from time to time by ACE's Board of Directors (the "Board"), in its discretion, out of funds legally available therefor.

  Liquidation

  In the event of any dissolution, liquidation or winding up of ACE, whether voluntary or involuntary, after there shall have been paid or set aside for payment to the holders of any outstanding shares ranking senior to the ordinary shares as to distribution on liquidation, dissolution or winding up, the full amounts to which they shall be entitled, the holders of the then outstanding ordinary shares will be entitled to receive, pro rata according to the number of ordinary shares registered in the names of such shareholders, any remaining assets of ACE available for distribution to its shareholders; provided, if, at such time, any holder of ordinary shares has any outstanding debts, liabilities or engagements to or with ACE (whether presently payable or not), either alone or jointly with any other person, whether a shareholder or not (including, without limitation, any liability associated with the unpaid purchase price of such ordinary shares), the liquidator appointed to oversee the liquidation of ACE will deduct from the amount payable in respect of such ordinary shares the aggregate amount of such debts, liabilities and engagements and apply such amount to any of such holder's debts, liabilities or engagements to or with ACE (whether presently payable or not). The liquidator may distribute, in kind, to the holders of the ordinary shares remaining assets of ACE or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or entity and receive payment therefor in cash, shares or obligations of such other corporation, trust or entity or any combination thereof, and may sell all or part of the consideration so received, and may distribute the consideration received or any balance or proceeds thereof to holders of the ordinary shares.

  Voting Rights

  The Articles provide that the quorum required for a general meeting of shareholders is not less than six shareholders present in person or by proxy holding at least 50% of the issued and outstanding shares entitled to vote at such meeting. A quorum for considering a "special resolution" is 66 2/3% of the issued and outstanding shares entitled to vote at such meeting. Subject to applicable law and any provision of the Articles requiring a greater majority, ACE may from time to time by special resolution alter or amend the Memorandum or Articles; voluntarily liquidate, dissolve or wind-up its affairs; increase its share capital; consolidate and divide all or any of its share capital; subdivide the whole or any part of its share capital; reduce its share capital, any capital redemption reserve fund, or any share premium account; or change its name or alter its objects.

  Each holder of ordinary shares is entitled to one vote per share on all matters submitted to a vote of shareholders at any such meeting, subject to the 10% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders' meeting will be carried by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (1) approval of a merger, consolidation or amalgamation, or the sale, lease or exchange of all or substantially all of the assets of ACE, which requires (in addition to any regulatory or court approvals) the approval of at least 66 2/3% of the outstanding voting shares, voting together as a single class, (2) approval of a special resolution, (3) amendment of certain provisions of the Articles which require the approval of at least 66 2/3% of the outstanding voting shares, voting together as a single class and (4) as otherwise provided in the Articles. A special resolution requires the approval of at least 66 2/3% of the votes cast by such shareholders represented in person or by proxy at a duly convened meeting.

  The Articles provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of shares issued by ACE having a preference over the ordinary shares as to dividends or upon liquidation to elect directors in specified circumstances, extraordinary general meetings of ACE's shareholders may be called only by (1) the directors or (2) at the request in writing of shareholders owning at least 25% of the outstanding shares generally entitled to vote.

  Each ordinary share has one vote, except that if, and so long as, the "Controlled Shares" of any person constitute 10% or more of the issued ordinary shares, the voting rights with respect to the controlled shares owned by such person will be limited, in the aggregate, to a voting power of approximately 10%, pursuant to a formula specified in the Articles. "Controlled Shares" means
(1) all shares of ACE directly, indirectly or constructively owned by any person within the meaning of Section 958 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and (2) all shares of ACE directly, indirectly or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons as so defined and including any shares that would otherwise be excluded by the provisions of
Section 13(d)(6) of the Exchange Act).

  The ordinary shares have noncumulative voting rights, which means that the holders of a majority of the ordinary shares may elect all of ACE's directors and, in such event, the holders of the remaining shares will not be able to elect any directors. The Board is presently divided into three classes, two of which have four directors and one of which has five directors. At present, each class is elected for a three-year term, with the result that shareholders will not vote for the election of a majority of directors in any single year. Directors may be removed without cause only by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares generally entitled to vote, voting together as a single class, at a meeting of shareholders. Directors may be removed with cause by the affirmative vote of the holders of a majority of the votes cast at a meeting of shareholders.

  This classified board provision could prevent a party who acquires control of a majority of the outstanding voting power from obtaining control of the Board until the second annual shareholders meeting following the date the acquiror obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of ACE and could thus increase the likelihood that incumbent directors will retain their positions.

  Preemptive Rights

  No holder of ordinary shares, solely by reason of such holding, has or will have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

Other Classes or Series of Shares

  The Articles authorize the directors to create and issue one or more other classes or series of shares and to determine the rights and preferences of each such class or series, to the extent permitted by the Articles and applicable law. Among other rights, the directors may determine:

  . the number of shares of that class or series and the distinctive designation thereof;

  . the voting powers, full or limited, if any, of the shares of that class or series;

  . the dividend rights of the shares of that class or series, whether dividends will be cumulative and, if so, from which date or dates and the relative rights or priority, if any, of payment of dividends on shares of that class or series and any limitations, restrictions or conditions on the payment of dividends;

  . the relative amounts, and the relative rights or priority, if any, of payment in respect of shares of that class or series, which the holders of the shares of that class or series will be entitled to receive upon any liquidation, dissolution or winding up of ACE;

  . the terms and conditions (including the price or prices, which may vary under different conditions and at different redemption dates), if any, upon which all or any part of the shares of that class or series may be redeemed, and any limitations, restrictions or conditions on such redemption;

  . the terms, if any, of any purchase, retirement or sinking fund to be provided for the shares of that class or series;

  . the terms, if any, upon which the shares of that class or series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether or not issued by ACE;

  . the restrictions, limitations and conditions, if any, upon the issuance of indebtedness of ACE so long as any shares of that class or series are outstanding; and

  . any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law or the Articles.

Preferred Shares

  From time to time, pursuant to the authority granted to the directors by the Articles to create other classes or series of shares, the Board may create and issue one or more classes or series of preferred shares, setting forth the rights and preferences of each such class or series in a Certificate of Designation, Preferences and Rights. The preferred shares, upon issuance against full consideration, will be fully paid and nonassessable. The particular rights and preferences of the preferred shares offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to the offered preferred shares, will be described in the prospectus supplement. Because the following summary of the terms of preferred shares is not complete, you should refer to the Memorandum, the Articles and the applicable Certificate of Designation, Preferences and Rights for complete information regarding the terms of the class or series of preferred shares described in a prospectus supplement. Whenever particular sections or defined terms of the Memorandum, the Articles and the applicable Certificate of Designation, Preferences and Rights are referred to, such sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

  A prospectus supplement will specify the terms of a particular class or series of preferred shares as follows:

  . the number of shares to be issued and sold and the distinctive designation thereof;

  .  the voting powers, full or limited, if any, of the preferred shares;

  . the dividend rights of the preferred shares, whether dividends will be cumulative and, if so, from which date or dates and the relative rights or priority, if any, of payment of dividends on preferred shares and any limitations, restrictions or conditions on the payment of dividends on the preferred shares and the ordinary shares;

  . the relative amounts, and the relative rights or priority, if any, of payment in respect of preferred shares, which the holders of the preferred shares will be entitled to receive upon any liquidation, dissolution or winding up of ACE;

  . the terms and conditions (including the price or prices, which may vary under different conditions and at different redemption dates), if any, upon which all or any part of the preferred shares may be redeemed, and any limitations, restrictions or conditions on such redemption;

  . the terms, if any, of any purchase, retirement or sinking fund to be provided for the preferred shares;

  . the terms, if any, upon which the preferred shares will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether or not issued by ACE;

  . the restrictions, limitations and conditions, if any, upon the issuance of indebtedness of ACE so long as any preferred shares are outstanding; and

  . any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law, the Memorandum or the Articles.

  Dividends

  The holders of preferred shares will be entitled to receive dividends at the rate set by the Board, payable on specified dates each year for the respective dividend periods ending on such dates ("dividend periods"), when and as declared by the Board. Such dividends will accrue on each preferred share from the first day of the dividend period in which such share is issued or from such other date as the Board may fix for such purpose. All dividends on preferred shares will be cumulative so that if ACE does not pay or set apart for payment the dividend, or any part thereof, on the issued and outstanding preferred shares for any dividend period, the deficiency in the dividend on the preferred shares must thereafter be fully paid or declared and set apart for payment, but without interest, before any dividend may be paid or declared and set apart for payment on the ordinary shares. The holders of preferred shares will not be entitled to participate in any other or additional earnings or profits of ACE, except for such premiums, if any, as may be payable in case of redemption or liquidation, dissolution or winding up of ACE.

  Any dividend paid upon the preferred shares at a time when any accrued dividends for any prior dividend period are delinquent will be expressly declared to be in whole or partial payment of the accrued dividends to the extent thereof, beginning with the earliest dividend period for which dividends are then wholly or partly delinquent, and will be so designated to each shareholder to whom payment is made.

  No dividends will be paid upon any shares of any class or series of preferred shares for a current dividend period unless there will have been paid or declared and set apart for payment dividends required to be paid to the holders of each other class or series of preferred shares for all past dividend periods of such other class or series. If any dividends are paid on any of the preferred shares with respect to any past dividend period at any time when less than the total dividends then accumulated and payable for all past dividend periods on all of the preferred shares then outstanding are to be paid or declared and set apart for payment, then the dividends being paid will be paid on each class or series of preferred shares in the proportions that the dividends then accumulated and payable on each class or series for all past dividend periods bear to the total dividends then accumulated and payable for all past dividend periods on all outstanding preferred shares.

  Liquidation, Dissolution or Winding Up

  In case of voluntary or involuntary liquidation, dissolution or winding up of ACE, the holders of each class or series of preferred shares will be entitled to receive out of the assets of ACE in money or money's worth the liquidation preference with respect to that class or series of preferred shares, together with all accrued but unpaid dividends thereon (whether or not earned or declared), before any of such assets will be paid or distributed to holders of ordinary shares. In case of voluntary or involuntary liquidation, dissolution or winding up of ACE, if the assets are insufficient to pay the holders of all of the classes or series of preferred shares then outstanding the full amounts to which they may be entitled, the holders of each outstanding class or series of preferred shares will share ratably in such assets in proportion to the amounts which would be payable with respect to such class or series if all amounts payable thereon were paid in full. The consolidation or merger of ACE with or into any other corporation, or a sale of all or any part of its assets, will not be deemed a liquidation, dissolution or winding up of ACE within the meaning of this paragraph.

  Redemption

  Except as otherwise provided with respect to a particular class or series of preferred shares, the following general redemption provisions will apply to each class or series of preferred shares.

  On or prior to the date fixed for redemption of a particular class or series of preferred shares or any part thereof as specified in the notice of redemption for such class or series, ACE will deposit adequate funds for such redemption, in trust for the account of holders of such class or series, with a bank or trust company that has an office in the United States, and that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50,000,000. If the name and address of such bank or trust company and the deposit of or intent to deposit the redemption funds in such trust account have been stated in the redemption notice, then from and after the mailing of the notice and the making of such deposit the shares of the class or series called for redemption will no longer be deemed to be outstanding for any purpose whatsoever, and all rights of the holders of such shares in or with respect to ACE will cease and terminate except only the right of the holders of the shares (1) to transfer such shares prior to the date fixed for redemption, (2) to receive the redemption price of such shares, including accrued but unpaid dividends to the date fixed for redemption, without interest, upon surrender of the certificate or certificates representing the shares to be redeemed, and (3) on or before the close of business on the fifth day preceding the date fixed for redemption to exercise privileges of conversion, if any, not previously expired. Any moneys so deposited by ACE which remain unclaimed by the holders of the shares called for redemption and not converted will, at the end of six years after the redemption date, be paid to ACE upon its request, after which repayment the holders of the shares called for redemption can no longer look to such bank or trust company for the payment of the redemption price but must look only to ACE for the payment of any lawful claim for such moneys which holders of such shares may still have. After such six-year period, the right of any shareholder or other person to receive such payment may be forfeited in the manner and with the effect provided under Cayman Islands law. Any portion of the moneys so deposited by ACE, in respect of preferred shares called for redemption that are converted into ordinary shares, will be repaid to ACE upon its request.

  In case of redemption of only a part of a class or series of preferred shares, ACE will designate by lot, in such manner as the Board may determine, the shares to be redeemed, or will effect such redemption pro rata.

  Conversion Rights

  Except as otherwise provided with respect to a particular class or series of preferred shares, the following general conversion provisions will apply to each class or series of preferred shares that is convertible into ordinary shares.

  All ordinary shares issued upon conversion will be fully paid and nonassessable, and will be free of all taxes, liens and charges with respect to the issue thereof except taxes, if any, payable by reason of issuance in a name other than that of the holder of the shares converted and except as otherwise provided by applicable law or the Articles.

  The number of ordinary shares issuable upon conversion of a particular class or series of preferred shares at any time will be the quotient obtained by dividing the aggregate conversion value of the shares of such class or series surrendered for conversion, by the conversion price per share of ordinary shares then in effect for such class or series. ACE will not be required, however, upon any such conversion, to issue any fractional share of ordinary shares, but instead ACE will pay to the holder who would otherwise be entitled to receive such fractional share if issued, a sum in cash equal to the value of such fractional share based on the last reported sale price per ordinary share on the NYSE at the date of determination. Preferred shares will be deemed to have been converted as of the close of business on the date of receipt at the office of the transfer agent of the certificates, duly endorsed, together with written notice by the holder of his election to convert the shares.

  The basic conversion price per ordinary share for a class or series of preferred shares, as fixed by the Board, will be subject to adjustment from time to time as follows:

  . In case ACE (1) pays a dividend or makes a distribution to all holders of outstanding ordinary shares as a class in ordinary shares, (2) subdivides or splits the outstanding ordinary shares into a larger number of shares or (3) combines the outstanding ordinary shares into a smaller number of shares, the basic conversion price per ordinary share in effect immediately prior to that event will be adjusted retroactively so that the holder of each outstanding share of each class or series of preferred shares which by its terms is convertible into ordinary shares will thereafter be entitled to receive upon the conversion of such share the number of ordinary shares which that holder would have owned and been entitled to receive after the happening of any of the events described above had such share of such class or series been converted immediately prior to the happening of that event. An adjustment made pursuant to this clause will become effective retroactively immediately after such record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, split or combination. Such adjustments will be made successively whenever any event described in this clause occurs.

  . In case ACE issues to all holders of ordinary shares as a class any rights or warrants enabling them to subscribe for or purchase ordinary shares at a price per share less than the current market price per ordinary share at the record date for determination of shareholders entitled to receive such rights or warrants, the basic conversion price per ordinary share in effect immediately prior thereto for each class or series of preferred shares which by its terms is convertible into ordinary shares will be adjusted retroactively by multiplying such basic conversion price by a fraction, of which the numerator will be the sum of number of ordinary shares outstanding at such record date and the number of ordinary shares which the aggregate exercise price (before deduction of underwriting discounts or commissions and other expenses of ACE in connection with the issue) of the total number of shares so offered for subscription or purchase would purchase at such current market price per share and of which the denominator will be the sum of the number of ordinary shares outstanding at such record date and the number of additional ordinary shares so offered for subscription or purchase. An adjustment made pursuant to this clause will become effective retroactively immediately after the record date for determination of shareholders entitled to receive such rights or warrants. Such adjustments will be made successively whenever any event described in this clause occurs.

  . In case ACE distributes to all holders of ordinary shares as a class evidences of indebtedness or assets (other than cash dividends), the basic conversion price per ordinary share in effect immediately prior thereto for each class or series of preferred shares which by its terms is convertible into ordinary shares will be adjusted retroactively by multiplying such basic conversion price by a fraction, of which the numerator will be the difference between the current market price per ordinary share at the record date for determination of shareholders entitled to receive such distribution and the fair value (as determined by the Board) of the portion of the evidences of indebtedness or assets (other than cash dividends) so distributed applicable to one ordinary share and of which the denominator will be the current market price per ordinary share. An adjustment made pursuant to this clause will become effective retroactively immediately after such record date. Such adjustments will be made successively whenever any event described in this clause occurs.

  For the purpose of any computation under the last clause above, the current market price per ordinary share on any date will be deemed to be the average of the high and low sales prices of the ordinary shares, as reported in the New York Stock Exchange--Composite Transactions (or such other principal market quotation as may then be applicable to the ordinary shares) for each of the 30 consecutive trading days commencing 45 trading days before such date.

  No adjustment will be made in the basic conversion price for any class or series of preferred shares in effect immediately prior to such computation if the amount of such adjustment would be less than fifty cents. However, any adjustments which by reason of the preceding sentence are not required to be made will be carried forward and taken into account in any subsequent adjustment. Notwithstanding anything to the contrary, any adjustment required for purposes of making the computations described above will be made not later than the earlier of (1) three years after the effective date described above for such adjustment or (2) the date as of which such adjustment would result in an increase or decrease of at least 3% in the aggregate number of ordinary shares issued and outstanding on the first date on which an event occurred which required the making of a computation described above. All calculations will be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

  In the case of any capital reorganization or reclassification of ordinary shares, or if ACE consolidates with or merges into, or sells or disposes of all or substantially all of its property and assets to, any other corporation, proper provisions will be made as part of the terms of such capital reorganization, reclassification, consolidation, merger or sale that any shares of a particular class or series of preferred shares at the time outstanding will thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of ordinary shares deliverable upon conversion of such preferred shares would have been entitled upon such capital reorganization, reclassification, consolidation or merger.

  No dividend adjustment with respect to any preferred shares or ordinary shares will be made in connection with any conversion.

  Whenever there is an issue of additional ordinary shares requiring a change in the conversion price as provided above, and whenever there occurs any other event which results in a change in the existing conversion rights of the holders of shares of a class or series of preferred shares, ACE will file with its transfer agent or agents, a statement signed by the Chairman, President and Chief Executive Officer or by any Executive Officer of ACE, describing specifically such issue of additional ordinary shares or such other event (and, in the case of a capital reorganization, reclassification, consolidation or merger, the terms thereof) and the actual conversion prices or basis of conversion as changed by such issue or event and the change, if any, in the securities issuable upon conversion. Whenever there are issued by ACE to all holders of ordinary shares as a class any rights or warrants enabling them to subscribe for or purchase ordinary shares, ACE will also file in like manner a statement describing the same and the consideration it will receive therefrom. The statement so filed will be open to inspection by any holder of record of shares of any class or series of preferred shares.

  ACE will at all times have authorized and will at all times reserve and set aside a sufficient number of duly authorized ordinary shares for the conversion of all shares of all then outstanding classes or series of preferred shares which are convertible into ordinary shares.

  Reissuance of Shares

  Any preferred shares retired by purchase, redemption, through conversion, or through the operation of any sinking fund or redemption or purchase account, will have the status of authorized but unissued preferred shares, and may be reissued as part of the same class or series or may be reclassified and reissued by the Board in the same manner as any other authorized and unissued preferred shares.

  Voting Rights

  Except as indicated below or as otherwise required by applicable law, the holders of preferred shares will have no voting rights.

  Whenever dividends payable on any class or series of preferred shares are in arrears in an aggregate amount equivalent to six full quarterly dividends on all of the preferred shares of that class or series then outstanding, the holders of preferred shares of that class or series will have the exclusive and special right, voting separately as a class, to elect two directors of ACE, and the number of directors constituting the Board will be increased to the extent necessary to effectuate such right. Whenever such right of the holders of any class or series of the preferred shares has vested, such right may be exercised initially either at an extraordinary meeting of the holders of such class or series of the preferred shares, or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders. The right of the holders of any class or series of the preferred shares voting separately as a class to elect members of the Board will continue until such time as all dividends accumulated on such class or series of the preferred shares have been paid in full, at which time that special right will terminate, subject to revesting in the event of each and every subsequent default in an aggregate amount equivalent to six full quarterly dividends.

  At any time when such special voting power has vested in the holders of any class or series of the preferred shares as described in the preceding paragraph, a proper officer of ACE will, upon the written request of the holders of record of at least 10% of such class or series of the preferred shares then outstanding addressed to the Secretary of ACE, call an extraordinary meeting of the holders of such class or series of the preferred shares for the purpose of electing directors. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to the Articles (or if there be no designation, at the principal office of ACE in Hamilton, Bermuda). If such meeting shall not be called by the proper officers of ACE within 20 days after the Secretary of ACE has been personally served with such request, or within 30 days after mailing the same within the United States by registered or certified mail addressed to the Secretary of ACE at its principal office, then the holders of record of at least 10% of such class or series of the preferred shares then outstanding may designate in writing one of their number to call such meeting at ACE's expense, and such meeting may be called by such person so designated upon the notice required for annual meetings of shareholders and will be held in Hamilton, Bermuda. Any holder of such class or series of preferred shares so designated will have access to the stock books of ACE for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such extraordinary meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual meeting of shareholders.

  At any annual or extraordinary meeting at which the holders of any class or series of the preferred shares have the special right, voting separately as a class, to elect directors as described above, the presence, in person or by proxy, of the holders of 33 1/3% of such class or series of the preferred shares will be required to constitute a quorum of such class or series for the election of any director by the holders of such class or series, voting as a class. At any such meeting or adjournment thereof, (1) the absence of a quorum of such class or series of the preferred shares will not prevent the election of directors other than those to be elected by such class or series of the preferred shares, voting as a class, and the absence of a quorum for the election of such other directors will not prevent the election of the directors to be elected by such class or series of the preferred shares, voting as a class, and (2) in the absence of either or both such quorums, a majority of the holders present in person or by proxy of any class or series of stock for which a quorum is lacking will have power to adjourn the meeting for the election of directors which they are entitled to elect, from time to time until a quorum shall be present, without notice other than announcement at the meeting.

  During any period in which the holders of any class or series of the preferred shares have the right to vote as a class for directors as described above, any vacancies in the Board will be filled only by vote of a majority (even if that be only a single director) of the remaining directors theretofore elected by the holders of the class or series of stock which elected the directors whose office shall have become vacant. During such period the directors so elected by the holders of any class or series of the preferred shares will continue in office (1) until the next succeeding annual meeting or until their successors, if any, are elected by such holders and qualify or (2) unless required by applicable law to continue in office for a longer period, until termination of the right of the holders of such class or series of the preferred shares to vote as a class for directors, if earlier. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of any class or series of the preferred shares to vote as a class for directors as provided herein, the term of office of the directors then in office so elected by the holders of such class or series will terminate.

  Whether or not ACE is being wound up, the rights attached to any class or series of preferred shares may only be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a special resolution approved by at least 66 2/3% of the votes cast by the holders of the shares of that class or series at a duly convened meeting where at least one-third of the issued shares of that class or series are represented, either in person or by proxy. The rights attached to any class or series of preferred shares will not be deemed to be varied by the creation or issue of any shares or any securities convertible into or evidencing the right to purchase shares ranking prior to or equally with such class or series of the preferred shares with respect to the payment of dividends or of assets upon liquidation, dissolution or winding up. Holders of preferred shares are not entitled to vote on any amalgamation, consolidation, merger or statutory share exchange, except to the extent that such a transaction would vary the rights attached to any class or series of preferred shares, in which case any such variation is subject to the approval process described above. Holders of preferred shares are not entitled to vote on any sale of all or substantially all of the assets of ACE.

  On any item on which the holders of the preferred shares are entitled to vote, such holders will be entitled to one vote for each preferred share held.

  Restrictions in Event of Default in Dividends on Preferred Shares

  If at any time ACE has failed to pay dividends in full on the preferred shares, thereafter and until dividends in full, including all accrued and unpaid dividends for all past quarterly dividend periods on the preferred shares outstanding, shall have been declared and set apart in trust for payment or paid, or if at any time ACE has failed to pay in full amounts payable with respect to any obligations to retire preferred shares, thereafter and until such amounts shall have been paid in full or set apart in trust for payment (1) ACE, without the affirmative vote or consent of the holders of at least 66 2/3% of the preferred shares at the time outstanding given in person or by proxy, either in writing or by resolution adopted at an extraordinary meeting called for the purpose, at which the holders of the preferred shares shall vote separately as a class, regardless of class or series, may not redeem less than all of the preferred shares at such time outstanding; (2) ACE may not purchase any preferred shares except in accordance with a purchase offer made in writing to all holders of preferred shares of all classes or series upon such terms as the Board in its sole discretion after consideration of the respective annual dividend rate and other relative rights and preferences of the respective classes or series, will determine (which determination will be final and conclusive) will result in fair and equitable treatment among the respective classes or series; provided that (a) ACE, to meet the requirements of any purchase, retirement or sinking fund provisions with respect to any class or series, may use shares of such class or series acquired by it prior to such failure and then held by it as treasury stock and (b) nothing will prevent us from completing the purchase or redemption of preferred shares for which a purchase contract was entered into for any purchase, retirement or sinking fund purposes, or the notice of redemption of which was initially mailed, prior to such failure; and (3) ACE may not redeem, purchase or otherwise acquire, or permit any subsidiary to purchase or acquire any shares of any other class of stock of ACE ranking junior to the preferred shares as to dividends and upon liquidation.

  Preemptive Rights

  No holder of preferred shares, solely by reason of such holding, has or will have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

Transfer Agent

  ACE's registrar and transfer agent for the ordinary shares and the preferred shares is The Bank of New York.

Transfer of Shares

  The Articles contain various provisions affecting the transferability of ACE's shares. Under the Articles, the Board has absolute discretion to decline to register a transfer of shares (1) unless a registration statement under the Securities Act is in effect with respect to such shares or a written opinion from counsel acceptable to the directors is obtained to the effect that such registration is not required or (2) if the Board determines that such transfer would result in a person having controlled shares that constitute 10% or more of any class or series of ACE's issued shares. The Board also has absolute discretion to decline to register any transfer of shares. The Board has waived its right to decline to register any transfer of shares which have been traded in the public market (including the ordinary and preferred shares offered by a prospectus supplement) or which were outstanding immediately prior to ACE's initial public offering.

  Maples and Calder, ACE's Cayman Islands counsel, has advised it that while the precise form of the restrictions on transfers contained in the Articles is untested, as a matter of general principle, restrictions on transfers are enforceable under Cayman Islands law and are not uncommon. The transferor of such shares will be deemed to own such shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our stock transfer records.

  The restrictions on voting and ownership of more than 10% of any class or series of our issued shares described above, as well as the provisions discussed below under "Anti-Takeover Effects of Articles of Association" and "Shareholder Rights Plan," may have the effect of discouraging an attempt to obtain control of ACE through certain actions.

  The Articles also provide that the Board may suspend the registration of transfer for such periods as the Board may determine, but shall not suspend the registration of transfer for more than 45 days in any year.

Lloyd's Related Requirements

  Under Lloyd's regulations as currently in effect, any person who (with any associates) beneficially holds 10% or more of the votes or economic interest in ACE or who controls decisions by ACE's Board is deemed to be a "controller" of any ACE subsidiary that is a Lloyd's corporate member or Lloyd's managing agent. Lloyd's imposes an absolute prohibition on any company being a 10% controller of a Lloyd's corporate member or Lloyd's managing agent without first notifying Lloyd's and receiving their consent. This prohibition is qualified in respect of a person who breaches the 20%, 33%, 50% or majority controller thresholds in that the Lloyd's corporate member or Lloyd's managing agent must do all that lies within its powers to comply with Lloyd's requirements. In these latter circumstances, this essentially means that notice must have been given to the Council of Lloyd's that the relevant threshold will be exceeded and that the Council of Lloyd's has not objected. Lloyd's requires each "controller" of a Lloyd's corporate member or Lloyd's managing agent to execute and deliver a declaration and undertaking to Lloyd's containing representations concerning the absence of criminal activities, censure, insolvency, civil liabilities and government investigations, etc., and submitting to the jurisdiction of the English courts. Any person that becomes the owner of 10% (or subsequently 20%, 33%, 50% or a majority) of the ordinary shares would have to deliver this declaration and undertaking to Lloyd's in the form prescribed by Lloyd's, unless Lloyd's exempts such person from this requirement. Lloyd's regulations give Lloyd's the right to withhold consent to a person becoming a controller of a Lloyd's corporate member, even where the declaration and undertaking has been provided, if Lloyd's, in its discretion, does not consider such person to be "fit and proper."

  In addition under English law, if any person who is connected with a Lloyd's broker holds or subsequently becomes the holder of more than 5% of the ordinary shares in ACE, that Lloyd's broker risks losing its Lloyd's license. For these purposes, a person is treated as connected with a Lloyd's broker if that person is the subsidiary or holding company of a corporate Lloyd's broker or a subsidiary of any such holding company (all being regarded as related companies) or a director of such a Lloyd's broker or any related company that controls (a test based on one-third voting rights or control of the Board) or is controlled by such a Lloyd's broker or any related company or, if the Lloyd's broker is a partnership, any person who is a partner in or who controls or is controlled by (on a similar test) such a Lloyd's broker or any company which is controlled by a partner in such a Lloyd's broker or any related company of any such partner or any director of any such controlled or related company.

Lien on Shares

  The Articles provide that ACE will have a first lien on all shares for all debts, liabilities or engagements to or with ACE (whether presently payable or not) by the holder of such shares, except for shares declared to be exempt by the Board. This lien would extend to the payment of dividends or other money payable in respect of any ordinary shares or preferred shares subject to the lien. The Articles also provide that the directors may deduct from any dividend payable to a shareholder all sums of money presently payable by such shareholder to ACE on any account. The Board has exempted from these provisions the ordinary and preferred shares offered by a prospectus supplement.

Anti-Takeover Effects of Articles of Association

  The Articles contain certain provisions that make it more difficult to acquire control of ACE by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions, as well as the shareholder rights plan described under "Shareholder Rights Plan" below, are designed to encourage persons seeking to acquire control of ACE to negotiate with its directors. The directors believe that, as a general rule, the interests of its shareholders would be best served if any change in control results from negotiations with the directors.

The directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of ACE. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

  In addition to those provisions of the Articles discussed above, set forth below is a description of other material provisions of the Articles. Because the following description is intended as a summary only and is therefore not complete, you should refer to the Articles, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, for complete information regarding these provisions.

  No Shareholder Action by Written Consent

  The Articles provide that any action required or permitted to be taken by ACE's shareholders must be taken at a duly called annual general or extraordinary general meeting of its shareholders and may not be taken by consent in writing or otherwise.

  The affirmative vote of the holders of at least 66-2/3% of the outstanding shares generally entitled to vote, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, this provision of the Articles.

  Availability of Shares of Capital Stock for Future Issuances

  The availability of shares for issue by ACE's directors without further action by shareholders (except as may be required by applicable stock exchange requirements) could be viewed as enabling the directors to make more difficult a change in control of ACE, including by issuing warrants or rights to acquire shares to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of ACE.

  Shareholder Proposals

  The Articles provide that if a shareholder desires to submit a proposal for consideration at an annual general meeting or extraordinary general meeting, or to nominate persons for election as directors, written notice of such shareholder's intent to make such a proposal or nomination must be given and received by the Secretary of ACE at its principal executive offices not later than (1) with respect to an annual general meeting, 60 days prior to the anniversary date of the immediately preceding annual general meeting, and
(2) with respect to an extraordinary general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. The notice must describe the proposal or nomination in sufficient detail for a proposal or nomination to be summarized on the agenda for the meeting and must set forth (1) the name and address of the shareholder, (2) a representation that the shareholder is a holder of record of shares of ACE entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination and (iii) the class and number of shares of ACE that are beneficially owned by the shareholder. In addition, the notice must set forth the reasons for conducting such proposed business at the meeting and any material interest of the shareholder in such business. In the case of a nomination of any person for election as a director, the notice must set forth: (1) the name and address of any person to be nominated; (2) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons; (3) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act, whether or not we are then subject to such Regulation; and (4) the consent of each nominee to serve as a director of ACE, if so elected. The presiding officer of the annual general meeting or extraordinary general meeting will, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

  The affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote, voting together as a single class, will be required to amend or repeal, or adopt any provision inconsistent with, the foregoing provision of the Articles.

  The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Shareholder Rights Plan

  On May 7, 1999, ACE's Board of Directors declared a dividend of one preference share purchase right for each outstanding ordinary share to shareholders of record at the close of business on June 1, 1999. Subject to certain exceptions, each right, when exercisable, entitles the holder to purchase from ACE one one-thousandth of a series A junior participating preference share at an exercise price of $150, subject to certain antidilution adjustments. Because of the nature of the preference shares' dividend, liquidation and voting rights, the value of the one one-thousandth of a preference share purchasable upon the exercise of each right should approximate the value of one ordinary share.

  The rights generally will only be exercisable:

  . 10 days following a public announcement that a person or a group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of the outstanding ordinary shares of ACE, or

  . 15 business days following the commencement of, or the announcement of an intention to make, a tender or exchange offer for 15% or more of the outstanding ordinary shares of ACE.

  In the following description, a person or group that acquires, or obtains the right to acquire, 15% or more of the outstanding ordinary shares of ACE is referred to as an "Acquiring Person."

  Generally, if any person or group becomes an Acquiring Person, each right, except for rights held by the Acquiring Person, will entitle its holder to purchase ordinary shares having a value equal to two times the exercise price of the right.

  If ACE is acquired in a merger, amalgamation or other business combination transaction or if 50% or more of ACE's assets or earnings power is sold, then proper provision will be made so that each holder of a right, except for the Acquiring Person, will be entitled to receive common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right.

  ACE's board of directors has the option, at any time after any person or group becomes an Acquiring Person but before the Acquiring Person acquires 50% or more of the outstanding ordinary shares, to exchange each right, except for rights held by the Acquiring Person, for one ordinary share.

  At any time prior to the time that any person or group becomes an Acquiring Person, ACE's board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights will expire on June 1, 2009 if they have not been previously exercised, exchanged or redeemed.

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                      DESCRIPTION OF THE DEPOSITARY SHARES

General

  ACE may, at its option, elect to offer depositary shares, each representing a fraction (to be set forth in the prospectus supplement relating to a particular series of preferred shares) of a share of a particular series of preferred shares as described below. In the event ACE elects to do so, depositary receipts evidencing depositary shares will be issued to the public.

  The shares of any class or series of preferred shares represented by depositary shares will be deposited under a deposit agreement among ACE, a depositary selected by ACE and the holders of the depositary receipts. The depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a preferred share represented by such depositary share, to all the rights and preferences of the preferred shares represented thereby (including dividend, voting, redemption and liquidation rights).

  The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of the related class or series of preferred shares in accordance with the terms of the offering described in the related prospectus supplement. Copies of the forms of deposit agreement and depositary receipt are filed as exhibits to the registration statement of which this prospectus forms a part, and the following summary is qualified in its entirety by reference to such exhibits.

  Pending the preparation of definitive depositary receipts, the depositary may, upon the written order of ACE, issue temporary depositary receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts without charge to the holder thereof.

Dividends and Other Distributions

  The depositary will distribute all cash dividends or other distributions received in respect of the related class or series of preferred shares to the record holders of depositary shares relating to such class or series of preferred shares in proportion to the number of such depositary shares owned by such holders.

  In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with the approval of ACE, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Shares

  Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the related class or series of preferred shares and any money or other property represented by such depositary shares. Holders of depositary shares will be entitled to receive whole shares of the related class or series of preferred shares on the basis set forth in the prospectus supplement for such class or series of preferred shares, but holders of such whole preferred shares will not thereafter be entitled to exchange them for depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole preferred shares to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional preferred shares be delivered upon surrender of depositary receipts to the depositary.

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

Redemption of Depositary Shares

  Whenever ACE redeems preferred shares held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the related class or series of preferred shares so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to such class or series of the preferred shares. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Preferred Shares

  Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred shares. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the class or series of preferred shares represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of the preferred shares represented by such depositary shares in accordance with such instructions, and ACE will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting preferred shares to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred shares.

Amendment and Termination of the Deposit Agreement

  The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between ACE and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts will not be effective unless such amendment has been approved by the holders of depositary receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions or voting or redemption rights, 66 2/3%, unless otherwise provided in the related prospectus supplement) of the depositary shares then outstanding. The deposit agreement may be terminated by ACE or the depositary only if (1) all outstanding depositary shares have been redeemed, (2) there has been a final distribution in respect of the related class or series of preferred shares in connection with any liquidation, dissolution or winding up of ACE and such distribution has been distributed to the holders of depositary receipts or (3) upon the consent of holders of depositary receipts representing not less than 66 2/3% of the depositary shares outstanding.

Charges of Depositary

  ACE will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. ACE will pay charges of the depositary in connection with the initial deposit of the related class or series of preferred shares and any redemption of such preferred shares. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

  The depositary may refuse to effect any transfer of a depositary receipt or any withdrawal of shares of a class or series of preferred shares evidenced thereby until all such taxes and charges with respect to such depositary receipt or such preferred shares are paid by the holders thereof.

Miscellaneous

  The depositary will forward all reports and communications from ACE which are delivered to the depositary and which ACE is required to furnish to the holders of the preferred shares.

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

  Neither the depositary nor ACE will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of ACE and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and neither ACE nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or class or series of preferred shares unless satisfactory indemnity is furnished. ACE and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

  The depositary may resign at any time by delivering to ACE notice of its election to do so, and ACE may at any time remove the depositary. Any such resignation or removal of the depositary will take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                       DESCRIPTION OF ACE DEBT SECURITIES

  The following description of the ACE debt securities sets forth the material terms and provisions of the ACE debt securities to which any prospectus supplement may relate. The ACE senior debt securities are to be issued under an indenture (the "ACE senior indenture") between ACE and The First National Bank of Chicago, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The ACE subordinated debt securities are to be issued under an indenture (the "ACE subordinated indenture") between ACE and The First National Bank of Chicago, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The ACE senior indenture and the ACE subordinated indenture are sometimes referred to herein collectively as the "ACE indentures" and each individually as an "ACE indenture." The particular terms of the ACE debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered ACE debt securities, will be described in the prospectus supplement.

  Because the following summaries of the material terms and provisions of the ACE indentures and the ACE debt securities are not complete, you should refer to the forms of the ACE indentures and the ACE debt securities for complete information regarding the terms and provisions of the ACE indentures, including the definitions of some of the terms used below, and the ACE debt securities. Wherever particular articles, sections or defined terms of an ACE indenture are referred to, those articles, sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference. The ACE indentures are substantially identical, except for certain covenants of ACE and provisions relating to subordination.

General

  The ACE indentures do not limit the aggregate principal amount of ACE debt securities which ACE may issue thereunder and provide that ACE may issue ACE debt securities thereunder from time to time in one or more series. (Section 3.1) The ACE indentures do not limit the amount of other Indebtedness (as defined below) or ACE debt securities, other than certain secured Indebtedness as described below, which ACE or its subsidiaries may issue.

  Unless otherwise provided in a prospectus supplement, the ACE senior debt securities will be unsecured obligations of ACE and will rank equally with all of its other unsecured and unsubordinated indebtedness. The ACE subordinated debt securities of each series will be unsecured obligations of ACE, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (which term includes ACE senior debt securities) of ACE with respect to such series, as described below under "Subordination of ACE Subordinated Debt Securities" and in the applicable prospectus supplement.

  Because ACE is a holding company, its rights and the rights of its creditors (including the holders of ACE debt securities) and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that ACE may itself be a creditor with recognized claims against the subsidiary. The right of creditors of ACE (including the holders of ACE debt securities) to participate in the distribution of stock owned by ACE in certain of its subsidiaries, including ACE's insurance subsidiaries, may also be subject to approval by certain insurance regulatory authorities having jurisdiction over such subsidiaries.

  The prospectus supplement relating to the particular ACE debt securities offered thereby will describe the following terms of the offered ACE debt securities:

  . the title of such ACE debt securities and the series in which such ACE debt securities will be included, which may include medium-term notes;

  . any limit upon the aggregate principal amount of such ACE debt securities;

  . the date or dates, or the method or methods, if any, by which such date or dates will be determined, on which the principal of such ACE debt securities will be payable;

  . the rate or rates at which such ACE debt securities will bear interest, if any, which rate may be zero in the case of certain ACE debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which such interest, if any, will accrue or the method by which such date or dates will be determined;

  . the date or dates on which interest, if any, on such ACE debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

  . whether and on what terms ACE will have the option to redeem such ACE debt securities in lieu of paying additional amounts in respect of certain Bermuda or Cayman Islands taxes, fees, duties, assessments or governmental charges that might be imposed on holders of such ACE debt securities (and the terms of such option);

  . the place or places where the principal of, any premium or interest on or any additional amounts with respect to such ACE debt securities will be payable, any of such ACE debt securities that are issued in registered form may be surrendered for registration of transfer or exchange, and any such ACE debt securities may be surrendered for conversion or exchange;

  . whether any of such ACE debt securities are to be redeemable at the option of ACE and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such ACE debt securities may be redeemed, in whole or in part, at the option of ACE;

  . whether ACE will be obligated to redeem or purchase any of such ACE debt securities pursuant to any sinking fund or analogous provision or at the option of any holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such ACE debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such ACE debt securities so redeemed or purchased;

  . if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any ACE debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any ACE debt securities to be issued in bearer form will be issuable;

  . whether the ACE debt securities will be convertible into ordinary shares and/or exchangeable for other securities, whether or not issued by ACE, and, if so, the terms and conditions upon which such ACE debt securities will be so convertible or exchangeable;

  . if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of such ACE debt securities that will be payable upon declaration of acceleration of the maturity thereof;

  . if other than United States dollars, the currency of payment, including composite currencies, of the principal of, any premium or interest on or any additional amounts with respect to any of such ACE debt securities;

  . whether the principal of, any premium or interest on or any additional amounts with respect to such ACE debt securities will be payable, at the election of ACE or a holder, in a currency other than that in which such ACE debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made;

  . any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on or any additional amounts with respect to such ACE debt securities;

  . whether such ACE debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for such global security or securities;

  . whether such ACE debt securities are ACE senior debt securities or subordinated debt securities and, if ACE subordinated debt securities, the specific subordination provisions applicable thereto;

  . in the case of ACE subordinated debt securities, the relative degree, if any, to which such ACE subordinated debt securities of the series will be senior to or be subordinated to other series of ACE subordinated debt securities or other indebtedness of ACE in right of payment, whether such other series of ACE subordinated debt securities or other indebtedness is outstanding or not;

  . any deletions from, modifications of or additions to the Events of Default or covenants of ACE with respect to such ACE debt securities;

  . whether the provisions described below under "Discharge, Defeasance and Covenant Defeasance" will be applicable to such ACE debt securities;

  . whether any of such ACE debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such ACE debt securities to be authenticated and delivered; and

  . any other terms of such ACE debt securities and any other deletions from or modifications or additions to the applicable ACE indenture in respect of such ACE debt securities. (Section 3.1)

  ACE will have the ability under the ACE indentures to "reopen" a previously issued series of ACE debt securities and issue additional ACE debt securities of that series or establish additional terms of that series. ACE is also permitted to issue ACE debt securities with the same terms as previously issued ACE debt securities. (Section 3.1)

  Unless otherwise provided in the related prospectus supplement, principal, premium, interest and additional amounts, if any, with respect to any ACE debt securities will be payable at the office or agency maintained by ACE for such purposes (initially the corporate trust office of the trustee). In the case of ACE debt securities issued in registered form, interest may be paid by check mailed to the persons entitled thereto at their addresses appearing on the security register or by transfer to an account maintained by the payee with a bank located in the United States. Interest on ACE debt securities issued in registered form will be payable on any interest payment date to the persons in whose names the ACE debt securities are registered at the close of business on the regular record date with respect to such interest payment date. All paying agents initially designated by ACE for the ACE debt securities will be named in the related prospectus supplement. ACE may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that ACE will be required to maintain a paying agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the ACE debt securities are payable. (Sections 3.7 and 10.2)

  Unless otherwise provided in the related prospectus supplement, the ACE debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by ACE or the security registrar) or exchanged for other ACE debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by ACE for such purposes (initially the corporate trust office of the trustee). Such transfer or exchange will be made without service charge, but ACE may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable. ACE will not be required to (1) issue, register the transfer of, or exchange, ACE debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such ACE debt securities and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any ACE debt security so selected for redemption in whole or in part, except the unredeemed portion of any ACE debt security being redeemed in part. (Section 3.5) ACE has appointed the trustee as security registrar. Any transfer agent (in addition to the security registrar) initially designated by ACE for any ACE debt securities will be named in the related prospectus supplement. ACE may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that ACE will be required to maintain a transfer agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the ACE debt securities are payable. (Section 10.2)

  Unless otherwise provided in the related prospectus supplement, the ACE debt securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple thereof. (Section 3.2) The ACE debt securities may be represented in whole or in part by one or more global ACE debt securities registered in the name of a depositary or its nominee and, if so represented, interests in such global ACE debt security will be shown on, and transfers thereof will be effected only through, records maintained by the designated depositary and its participants as described below. Where ACE debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to such ACE debt securities and to payment on and transfer and exchange of such ACE debt securities will be described in the related prospectus supplement.

  The ACE debt securities may be issued as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. Special United States Federal income tax and other considerations applicable to original issue discount securities will be described in the related prospectus supplement.

  If the purchase price of any ACE debt securities is payable in one or more foreign currencies or currency units or if any ACE debt securities are denominated in one or more foreign currencies or currency units or if the principal of, or any premium or interest on, or any additional amounts with respect to, any ACE debt securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain United States Federal income tax considerations, specific terms and other information with respect to such ACE debt securities and such foreign currency or currency units will be set forth in the related prospectus supplement.

  ACE will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of ACE to purchase ACE debt securities at the option of the holders. Any such obligation applicable to a series of ACE debt securities will be described in the related prospectus supplement.

  Unless otherwise described in a prospectus supplement relating to any ACE debt securities, other than as described below under "--Covenants Applicable to ACE Senior Debt Securities--Limitation on Liens on Stock of Designated Subsidiaries," the ACE indentures do not contain any provisions that would limit ACE's ability to incur indebtedness or that would afford holders of ACE debt securities protection in the event of a sudden and significant decline in the credit quality of ACE or a takeover, recapitalization or highly leveraged or similar transaction involving ACE. Accordingly, ACE could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect ACE's capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of ACE debt securities for information regarding to any deletions from, modifications of or additions to the Events of Defaults described below or covenants of ACE contained in the ACE indentures, including any addition of a covenant or other provisions providing event risk or similar protection.

Conversion and Exchange

  The terms, if any, on which ACE debt securities of any series are convertible into or exchangeable for ordinary shares, preferred shares or other securities, whether or not issued by ACE, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of ACE, in which the securities, property or cash to be received by the holders of the ACE debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

Global Securities

  The ACE debt securities of a series may be issued in whole or in part in the form of one or more global ACE debt securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series.

  The specific terms of the depositary arrangement with respect to a series of ACE debt securities will be described in the prospectus supplement relating to such series. ACE anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the ACE debt securities represented by such global security. Such accounts will be designated by the underwriters or agents with respect to such ACE debt securities or by ACE if such ACE debt securities are offered and sold directly by ACE. Ownership of beneficial interests in a global security will be limited to persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

  So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the ACE debt securities represented by such global security for all purposes under the applicable ACE indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have ACE debt securities of the series represented by such global security registered in their names and will not receive or be entitled to receive physical delivery of ACE debt securities of that series in definitive form.

  Principal of, any premium and interest on, and any additional amounts with respect to, ACE debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such ACE debt securities. None of ACE, the trustee, any paying agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such ACE debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  ACE expects that the depositary for a series of ACE debt securities or its nominee, upon receipt of any payment with respect to such ACE debt securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for such ACE debt securities as shown on the records of such depositary or its nominee. ACE also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  The ACE indentures provide that if (1) the depositary for a series of ACE debt securities notifies ACE that it is unwilling or unable to continue as depositary or if such depositary ceases to be eligible under the applicable ACE indenture and a successor depositary is not appointed by ACE within 90 days of written notice, (2) ACE determines that ACE debt securities of a particular series will no longer be represented by global securities and executes and delivers to the trustee a company order to such effect or (3) an Event of Default with respect to a series of ACE debt securities has occurred and is continuing, the global securities will be exchanged for ACE debt securities of such series in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive ACE debt securities will be registered in such name or names as the depositary shall instruct the trustee. (Section 3.5) It is expected that such instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global securities.

Payment of Additional Amounts

  ACE will make all payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the ACE debt securities of any series without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands or Bermuda (each, a "taxing jurisdiction") or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, ACE will, subject to certain limitations and exceptions described below, pay to the holder of any such ACE debt security such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such holder, after the withholding or deduction, will not be less than the amount provided for in such ACE debt security and the applicable ACE indenture to be then due and payable.

  ACE will not be required to pay any additional amounts for or on account of:

    1. any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder
  (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such ACE debt security, (b) presented such ACE debt security for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such ACE debt security could not have been presented for payment elsewhere, or (c) presented such ACE debt security for payment more than 30 days after the date on which the payment in respect of such ACE debt security became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such ACE debt security for payment on any day within that 30-day period;

    2. any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

    3. any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such ACE debt security to comply with any reasonable request by ACE addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which in either case is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

    4. any combination of items (1), (2) and (3).

  In addition, ACE will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any such ACE debt security to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such ACE debt security to the extent such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing

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

authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the ACE debt security. (Section 10.4)

Covenants Applicable to ACE Senior Debt Securities

  Limitation on Liens on Stock of Designated Subsidiaries

  Under the ACE senior indenture, ACE will covenant that, so long as any ACE senior debt securities are outstanding, it will not, nor will it permit any Subsidiary to, create, assume, incur, guarantee or otherwise permit to exist any Indebtedness secured by any mortgage, pledge, lien, security interest or other encumbrance upon any shares of capital stock of any Designated Subsidiary (whether such shares of stock are now owned or hereafter acquired) without effectively providing concurrently that the ACE senior debt securities (and, if ACE so elects, any other Indebtedness of ACE that is not subordinate to the ACE senior debt securities and with respect to which the governing instruments require, or pursuant to which ACE is otherwise obligated, to provide such security) will be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured. (Section 10.5 of the ACE senior indenture)

  For purposes of the ACE senior indenture, "capital stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including preferred stock, but excluding any debt securities convertible into such equity. (Section 1.1 of the ACE senior indenture)

  The term "Designated Subsidiary" means any present or future consolidated Subsidiary of ACE, the Consolidated Net Worth of which constitutes at least 5% of ACE's Consolidated Net Worth. (Section 1.1 of the ACE senior indenture) As of July 31, 1999, ACE's Designated Subsidiaries were ACE Bermuda, Tempest, ACE INA and ACE USA.

  For purposes of the ACE indentures, the term "Indebtedness" means, with respect to any Person, (1) the principal of and any premium and interest on (a) indebtedness of such Person for money borrowed and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (2) all Capitalized Lease Obligations of such Person; (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);
(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (5) all obligations of the type referred to in clauses (1) through (4) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; (6) all obligations of the type referred to in clauses (1) through (5) of other Persons secured by any mortgage, pledge, lien, security interest or other encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (7) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (1) through (6) above. (Section 1.1)

  Limitations on Disposition of Stock of Designated Subsidiaries

  The ACE senior indenture also provides that, so long as any ACE senior debt securities are outstanding and except in a transaction otherwise governed by such ACE indenture, ACE will not issue, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to

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

subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, and will not permit any Designated Subsidiary to issue (other than to ACE) any shares (other than director's qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, if, after giving effect to any such transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, ACE would own, directly or indirectly, less than 80% of the shares of capital stock of such Designated Subsidiary (other than preferred stock having no voting rights of any kind); provided, however, that (1) any issuance, sale, assignment, transfer or other disposition permitted by ACE may only be made for at least a fair market value consideration as determined by ACE's board of directors pursuant to a resolution adopted in good faith and (2) the foregoing will not prohibit any such issuance or disposition of securities if required by any law or any regulation or order of any governmental or insurance regulatory authority. Notwithstanding the foregoing, (1) ACE may merge or consolidate any Designated Subsidiary into or with another direct or indirect Subsidiary of ACE, the shares of capital stock of which ACE owns at least 80%, and (2) ACE may, subject to the provisions described under "--Consolidation, Amalgamation, Merger and Sale of Assets" below, sell, assign, transfer or otherwise dispose of the entire capital stock of any Designated Subsidiary at one time for at least a fair market value consideration as determined by ACE's board of directors pursuant to a resolution adopted in good faith. (Section 10.6 of the ACE senior indenture)

Consolidation, Amalgamation, Merger and Sale of Assets

  Each ACE indenture provides that ACE may not (1) consolidate or amalgamate with or merge into any Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, or (2) permit any Person to consolidate or amalgamate with or merge into ACE, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to ACE, unless (a) in the case of (1) above, such Person is a Corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, Bermuda or the Cayman Islands and will expressly assume, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to all of the ACE debt securities issued thereunder, and the performance of ACE's obligations under such ACE indenture and the ACE debt securities issued thereunder, and provides for conversion or exchange rights in accordance with the provisions of the ACE debt securities of any series that are convertible or exchangeable into ordinary shares or other securities; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ACE or a Subsidiary as a result of such transaction as having been incurred by ACE or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have happened and be continuing; and (c) certain other conditions are met. (Section 8.1)

Events of Default

  Each of the following events will constitute an Event of Default under the applicable ACE indenture with respect to any series of ACE debt securities issued thereunder (whatever the reason for such Event of Default and whether it will be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

  (1) default in the payment of any interest on any ACE debt security of such series, or any additional amounts payable with respect thereto, when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 30 days;

  (2) default in the payment of the principal of or any premium on any ACE debt security of such series, or any additional amounts payable with respect thereto, when such principal or premium becomes or such additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise;


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

  (3) default in the deposit of any sinking fund payment, when and as due by the terms of any ACE debt security of such series;

  (4) default in the performance, or breach, of any covenant or warranty of ACE contained in the applicable ACE indenture for the benefit of such series or in the ACE debt securities of such series, and the continuance of such default or breach for a period of 60 days after there has been given written notice as provided in such ACE indenture;

  (5) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of ACE (including an Event of Default under any other series of ACE debt securities), whether such Indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $50,000,000 in principal amount of such Indebtedness at the maturity thereof (after giving effect to any applicable grace period) or results in such Indebtedness in principal amount in excess of $50,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after there has been given written notice as provided in the applicable ACE indenture;

  (6) ACE shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

  (7) certain events in bankruptcy, insolvency or reorganization of ACE; and

  (8) any other Event of Default provided in or pursuant to the applicable ACE indenture with respect to ACE debt securities of such series. (Section 5.1)

  If an Event of Default with respect to the ACE debt securities of any series (other than an Event of Default described in (7) of the preceding paragraph) occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding ACE debt securities of such series by written notice as provided in the applicable ACE indenture may declare the principal amount (or such lesser amount as may be provided for in the ACE debt securities of such series) of all outstanding ACE debt securities of such series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the applicable ACE indenture, the holders of not less than a majority in principal amount of the ACE debt securities of such series may, under certain circumstances, rescind and annul such declaration of acceleration. An Event of Default described in (7) of the preceding paragraph will cause the principal amount and accrued interest (or such lesser amount as provided for in the ACE debt securities of such series) to become immediately due and payable without any declaration or other act by the trustee or any holder. (Section 5.2)

  Each ACE indenture provides that, within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the ACE debt securities of any series (a "default"), the trustee will transmit, in the manner set forth in such ACE indenture, notice of such default to the holders of the ACE debt securities of such series unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts or any sinking fund or purchase fund installment with respect to, any ACE debt security of such series, the trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of such notice is in the best interest of the holders of ACE debt securities of such series; and provided, further, that in the case of any default of the character described in (5) of the second preceding paragraph, no such notice to holders will be given until at least 30 days after the default occurs. (Section 6.2)


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

  If an Event of Default occurs and is continuing with respect to the ACE debt securities of any series, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of ACE debt securities of such series by all appropriate judicial proceedings. (Section 5.3) Each ACE indenture provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under such ACE indenture at the request or direction of any of the holders of ACE debt securities, unless such holders shall have offered to the trustee reasonable indemnity. (Section 6.1) Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the applicable ACE indenture, the holders of a majority in principal amount of the outstanding ACE debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the ACE debt securities of such series. (Section 5.12)

Modification and Waiver

  ACE and the trustee may modify or amend either ACE indenture with the consent of the holders of not less than a majority in principal amount of the outstanding ACE debt securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding ACE debt security affected thereby,

  . change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any ACE debt security,

  . reduce the principal amount of, or the rate (or modify the calculation of such rate) of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, any ACE debt security,

  . change the obligation of ACE to pay additional amounts with respect to any ACE debt security,

  . reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount thereof provable in bankruptcy,

  . change the redemption provisions of any ACE debt security or adversely affect the right of repayment at the option of any holder of any ACE debt security,

  . change the place of payment or the coin or currency in which the principal of, any premium or interest on or any additional amounts with respect to any ACE debt security is payable,

  . impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any ACE debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the repayment date),

  . reduce the percentage in principal amount of the outstanding ACE debt securities, the consent of whose holders is required in order to take specific actions,

  . reduce the requirements for quorum or voting by holders of ACE debt securities in Section 15.4 of each ACE indenture,

  . modify any of the provisions in the applicable ACE indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of ACE debt securities except to increase any percentage vote required or to provide that other provisions of such ACE indenture cannot be modified or waived without the consent of the holder of each ACE debt security affected thereby,

  . make any change that adversely affects the right to convert or exchange any ACE debt security into or for ordinary shares of ACE or other securities (whether or not issued by ACE), cash or property in accordance with its terms,

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

  . modify any of the provisions of the ACE subordinated indenture relating to the subordination of the ACE subordinated debt securities in a manner adverse to holders of ACE subordinated debt securities, or

  .  modify any of the above provisions. (Section 9.2)

  In addition, no supplemental indenture may directly or indirectly modify or eliminate the subordination provisions of the ACE subordinated indenture in any manner which might terminate or impair the subordination of the ACE subordinated debt securities of any series to Senior Indebtedness with respect to such series without the prior written consent of the holders of such Senior Indebtedness. (Section 9.7 of the ACE subordinated indenture)

  ACE and the trustee may modify or amend either ACE indenture and the ACE debt securities of any series without the consent of any holder in order to, among other things;

  . provide for a successor to ACE pursuant to a consolidation, amalgamation, merger or sale of assets;

  . add to the covenants of ACE for the benefit of the holders of all or any series of ACE debt securities or to surrender any right or power conferred upon ACE by the applicable ACE indenture;

  . provide for a successor trustee with respect to the ACE debt securities of all or any series;

  . cure any ambiguity or correct or supplement any provision in either ACE indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under either ACE indenture which will not adversely affect the interests of the holders of ACE debt securities of any series;

  . change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of ACE debt securities under either ACE indenture;

  . add any additional Events of Default with respect to all or any series of ACE debt securities;

  .  secure the ACE debt securities;

  . provide for conversion or exchange rights of the holders of any series of ACE debt securities; or

  . make any other change that does not materially adversely affect the interests of the holders of any ACE debt securities then outstanding under the applicable ACE indenture. (Section 9.1)

  The holders of at least a majority in principal amount of the outstanding ACE debt securities of any series may, on behalf of the holders of all ACE debt securities of that series, waive compliance by ACE with certain covenants of the applicable ACE indenture. (Section 10.8 of the ACE senior indenture;
Section 10.6 of the ACE subordinated indenture) The holders of not less than a majority in principal amount of the outstanding ACE debt securities of any series may, on behalf of the holders of all ACE debt securities that series, waive any past default and its consequences under the applicable ACE indenture with respect to the ACE debt securities of that series, except a default (1) in the payment of principal of, any premium or interest on or any additional amounts with respect to ACE debt securities of that series or (2) in respect of a covenant or provision of the applicable ACE indenture that cannot be modified or amended without the consent of the holder of each outstanding ACE debt security of any series affected. (Section 5.13)

  Under each ACE indenture, ACE is required to furnish the trustee annually a statement as to performance by ACE of certain of its obligations under that ACE indenture and as to any default in such performance. ACE is also required to deliver to the trustee, within five days after occurrence thereof, written notice of any Event of Default, or any event which after notice or lapse of time or both would constitute an Event of Default, resulting from the failure to perform or breach of any covenant or warranty contained in the applicable ACE indenture or the ACE debt securities of any series. (Section 10.9 of the ACE senior indenture; Section 10.7 of the ACE subordinated indenture)

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

Discharge, Defeasance and Covenant Defeasance

  ACE may discharge certain obligations to holders of any series of ACE debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such ACE debt securities are payable in an amount sufficient to pay the entire indebtedness on such ACE debt securities with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such ACE debt securities have become due and payable) or to the maturity thereof, as the case may be. (Section 4.1)

  Each ACE indenture provides that, unless the provisions of Section 4.2 thereof are made inapplicable to the ACE debt securities of or within any series pursuant to Section 3.1 thereof, ACE may elect either (1) to defease and be discharged from any and all obligations with respect to such ACE debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such ACE debt securities and other obligations to register the transfer or exchange of such ACE debt securities, to replace temporary or mutilated, destroyed, lost or stolen ACE debt securities, to maintain an office or agency with respect to such ACE debt securities and to hold moneys for payment in trust) ("defeasance") or (2) to be released from its obligations with respect to such ACE debt securities under certain covenants as described in the related prospectus supplement, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such ACE debt securities ("covenant defeasance"). Defeasance or covenant defeasance, as the case may be, will be conditioned upon the irrevocable deposit by ACE with the Trustee, in trust, of an amount in U.S. dollars or in the Foreign Currency in which such ACE debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such ACE debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, such ACE debt securities on the scheduled due dates. (Section 4.2)

  Such a trust may only be established if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable ACE indenture or any other material agreement or instrument to which ACE is a party or by which it is bound, (2) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the ACE debt securities to be defeased will have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 123rd day after such date and (3) ACE has delivered to the trustee an opinion of counsel (as specified in the ACE indenture) to the effect that the holders of such ACE debt securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by ACE, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the applicable ACE indenture. (Section 4.2)

  "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments. (Section 1.1)

  "Government Obligations" means debt securities which are (1) direct obligations of the United States of America or the government or the governments which issued the Foreign Currency in which the ACE debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the ACE debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full

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

faith and credit obligation by the United States of America or such other government or governments, and which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt. (Section 1.1)

  If after ACE has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to ACE debt securities of any series, (1) the holder of an ACE debt security of that series is entitled to, and does, elect pursuant to Section 3.1 of the applicable ACE indenture or the terms of such ACE debt security to receive payment in a currency other than that in which such deposit has been made in respect of such ACE debt security, or (2) a Conversion Event (as defined below) occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such ACE debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts with respect to, such ACE debt security as such ACE debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such ACE debt security into the currency in which such ACE debt security becomes payable as a result of such election or such Conversion Event based on (a) in the case of payments made pursuant to clause (1) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, or (b) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event. (Section 4.2)

  "Conversion Event" means the cessation of use of (1) a Foreign Currency both by the government of the country or countries which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (2) any currency unit or composite currency for the purposes for which it was established. All payments of principal of, any premium and interest on, and any additional amounts with respect to, any ACE debt security that are payable in a Foreign Currency that ceases to be used by the government or governments of issuance will be made in U.S. dollars. (Section 1.1)

  In the event ACE effects covenant defeasance with respect to any ACE debt securities and such ACE debt securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to any covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such ACE debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such ACE debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on such ACE debt securities at the time of the acceleration resulting from such Event of Default. However, ACE would remain liable to make payment of such amounts due at the time of acceleration.

Subordination of ACE Subordinated Debt Securities

  The ACE subordinated debt securities of each series will, to the extent set forth in the ACE subordinated indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness with respect to such series. (Section 16.1 of the ACE subordinated indenture). Upon any payment or distribution of assets of ACE of any kind or character, whether in cash, property or securities, to creditors upon any dissolution, winding-up, liquidation or reorganization of ACE, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness with respect to the ACE subordinated debt securities of any series will first be paid in full, or payment thereof

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

provided for in money in accordance with its terms, before the holders of ACE subordinated debt securities of such series are entitled to receive or retain any payment on account of principal of, or any premium or interest on, or any additional amounts with respect to, the ACE subordinated debt securities of such series, and to that end the holders of such Senior Indebtedness will be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of ACE being subordinated to the payment of ACE subordinated debt securities of such series, which may be payable or deliverable in respect of the ACE subordinated debt securities of such series upon any such dissolution, winding-up, liquidation or reorganization or in any such bankruptcy, insolvency, receivership or other proceeding. (Section 16.3 of the ACE subordinated indenture)

  By reason of such subordination, in the event of liquidation or insolvency of ACE, holders of Senior Indebtedness with respect to the ACE subordinated debt securities of any series and holders of other obligations of ACE that are not subordinated to such Senior Indebtedness may recover more, ratably, than the holders of the ACE subordinated debt securities of such series.

  Subject to the payment in full of all Senior Indebtedness with respect to the ACE subordinated debt securities of any series, the rights of the holders of the ACE subordinated debt securities of such series will be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of ACE applicable to such Senior Indebtedness until the principal of, any premium and interest on, and any additional amounts with respect to, the ACE subordinated debt securities of such series have been paid in full. (Section 16.4 of the ACE subordinated indenture)

  No payment of principal (including redemption and sinking fund payments) of or any premium or interest on or any additional amounts with respect to the ACE subordinated debt securities of any series may be made (1) if any Senior Indebtedness with respect to such series is not paid when due and any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or (2) if the maturity of any Senior Indebtedness with respect to such series has been accelerated because of a default. (Section 16.2 of the ACE subordinated indenture)

  The ACE subordinated indenture does not limit or prohibit ACE from incurring additional Senior Indebtedness, which may include Indebtedness that is senior to the ACE subordinated debt securities of any series, but subordinate to other obligations of ACE. The ACE senior debt securities will constitute Senior Indebtedness with respect to the ACE subordinatd debt securities of each series under the ACE subordinated indenture.

  The term "Senior Indebtedness" means, with respect to the ACE subordinated debt securities of any particular series, all Indebtedness of ACE outstanding at any time, except (1) the ACE subordinated debt securities of such series,
(2) Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is subordinated to or ranks equally with the ACE subordinated debt securities of such series, (3) Indebtedness of ACE to an Affiliate of ACE, (4) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against ACE in a proceeding under federal or state bankruptcy laws and (5) trade accounts payable. Senior Indebtedness with respect to the ACE subordinated debt securities of any particular series will continue to be Senior Indebtedness with respect to the ACE subordinated debt securities of such series and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Sections 1.1 and 16.8 of the ACE subordinated indenture)

  The ACE subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular series of ACE subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the related prospectus supplement.

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

New York Law to Govern

  The ACE indentures and the ACE debt securities will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state. (Section 1.13)

Information Concerning the Trustee

  ACE may from time to time borrow from, maintain deposit accounts with and conduct other banking transactions with The First National Bank of Chicago and its affiliates in the ordinary course of business.

  Under each ACE indenture, The First National Bank of Chicago is required to transmit annual reports to all holders regarding its eligibility and qualifications as trustee under the applicable ACE indenture and related matters. (Section 7.3)

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

            DESCRIPTION OF ACE INA DEBT SECURITIES AND ACE GUARANTEE

  The following description of the ACE INA debt securities and the ACE guarantee sets forth the material terms and provisions of the ACE INA debt securities and the ACE guarantee to which any prospectus supplement may relate. The ACE INA senior debt securities are to be issued under an indenture (the "ACE INA senior indenture") among ACE INA, ACE and The First National Bank of Chicago, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The ACE INA subordinated debt securities are to be issued under an indenture (the "ACE INA subordinated indenture") among ACE INA, ACE and The First National Bank of Chicago, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The ACE INA senior indenture and the ACE INA subordinated indenture are sometimes referred to herein collectively as the "ACE INA indentures" and each individually as an "ACE INA indenture". The particular terms of the ACE INA debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered ACE INA debt securities, will be described in the prospectus supplement.

  Because the following summaries of the material terms and provisions of the ACE INA indentures, the ACE INA debt securities and the ACE guarantee are not complete, you should refer to the forms of the ACE INA indentures and the ACE INA debt securities for complete information regarding the terms and provisions of the ACE INA indentures, including the definitions of some of the terms used below, the ACE INA debt securities and the ACE guarantee. Wherever particular articles, sections or defined terms of an ACE INA indenture are referred to, such articles, sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference. The ACE INA indentures are substantially identical, except for certain covenants of ACE INA and ACE and provisions relating to subordination.

General

  The ACE INA indentures do not limit the aggregate principal amount of ACE INA debt securities which ACE INA may issue thereunder and provide that ACE INA may issue ACE INA debt securities thereunder from time to time in one or more series. (Section 3.1) The ACE INA indentures do not limit the amount of other Indebtedness (as defined below) or ACE INA debt securities, other than certain secured Indebtedness as described below, which ACE, ACE INA or their respective subsidiaries may issue.

  Unless otherwise provided in a prospectus supplement, the ACE INA senior debt securities will be unsecured obligations of ACE INA and will rank equally with all of its other unsecured and unsubordinated indebtedness. The ACE INA subordinated debt securities of each series will be unsecured obligations of ACE INA, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (which term includes ACE INA senior debt securities) of ACE INA with respect to such series, as described below under "Subordination of ACE INA Subordinated Debt Securities" and in the related prospectus supplement. The ACE INA subordinated debt securities of any series issued to an ACE Trust will rank equally with each other series of ACE INA subordinated debt securities issued to other ACE Trusts.

  Because ACE INA is a holding company, its rights and the rights of its creditors (including the holders of ACE INA debt securities) and shareholders to participate in any distribution of assets of any subsidiary upon that subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that ACE INA may itself be a creditor with recognized claims against the subsidiary. The rights of creditors of ACE INA (including the holders of ACE INA debt securities) to participate in the distribution of stock owned by ACE INA in certain of its subsidiaries, including ACE INA's insurance subsidiaries, may also be subject to the approval of certain insurance regulatory authorities having jurisdiction over such subsidiaries.

  In the event ACE INA subordinated debt securities are issued to an ACE Trust in connection with the issuance of preferred securities and common securities by that ACE Trust, such ACE INA subordinated debt securities subsequently may be distributed pro rata to the holders of such preferred securities and common securities in connection with the dissolution of that ACE Trust upon the occurrence of certain events described in the prospectus supplement relating to such preferred securities and common securities. Only one series of ACE INA subordinated debt securities will be issued to an ACE Trust in connection with the issuance of preferred securities and common securities by that ACE Trust.

  The prospectus supplement relating to the particular ACE INA debt securities offered thereby will describe the following terms of the offered ACE INA debt securities:

  . the title of such ACE INA debt securities and the series in which such ACE INA debt securities will be included, which may include medium-term notes;

  . any limit upon the aggregate principal amount of such ACE INA debt securities;

  . the date or dates, or the method or methods, if any, by which such date or dates will be determined, on which the principal of such ACE INA debt securities will be payable;

  . the rate or rates at which such ACE INA debt securities will bear interest, if any, which rate may be zero in the case of certain ACE INA debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which such interest, if any, will accrue or the method by which such date or dates will be determined;

  . the date or dates on which interest, if any, on such ACE INA debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

  . whether and under what circumstances additional amounts in respect of certain taxes, fees, duties, assessments or governmental charges that might be imposed on holders of such ACE INA debt securities will be payable and, if so, whether and on what terms ACE INA will have the option to redeem such ACE INA debt securities in lieu of paying such additional amounts (and the terms of such option);

  . the place or places where the principal of, any premium or interest on or any additional amounts with respect to such ACE INA debt securities will be payable, any of such ACE INA debt securities that are issued in registered form may be surrendered for registration of transfer or exchange, and any such ACE INA debt securities may be surrendered for conversion or exchange;

  . whether any of such ACE INA debt securities are to be redeemable at the option of ACE INA and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such ACE INA debt securities may be redeemed, in whole or in part, at the option of ACE INA;

  . whether ACE INA will be obligated to redeem or purchase any of such ACE INA debt securities pursuant to any sinking fund or analogous provision or at the option of any holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such ACE INA debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such ACE INA debt securities so redeemed or purchased;

  . if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any ACE INA debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any ACE INA debt securities to be issued in bearer form will be issuable;

  . whether the ACE INA debt securities will be convertible into other securities of ACE INA and/or exchangeable for securities of ACE or other issuers and, if so, the terms and conditions upon which such ACE INA debt securities will be so convertible or exchangeable;

  . if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of such ACE INA debt securities that will be payable upon declaration of acceleration of the maturity thereof;

  . if other than United States dollars, the currency of payment, including composite currencies, of the principal of, any premium or interest on or any additional amounts with respect to any of such ACE INA debt securities;

  . whether the principal of, any premium or interest on or any additional amounts with respect to such ACE INA debt securities will be payable, at the election of ACE INA or a holder, in a currency other than that in which such ACE INA debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made;

  . any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on or any additional amounts with respect to such ACE INA debt securities;

  . whether such ACE INA debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for such global security or securities;

  . whether such ACE INA debt securities are ACE INA senior debt securities or ACE INA subordinated debt securities and, if ACE INA subordinated debt securities, the specific subordination provisions applicable thereto;

  . in the case of ACE INA subordinated debt securities issued to an ACE Trust, the terms and conditions of any obligation or right of ACE INA or a holder to convert or exchange such ACE INA subordinated debt securities into preferred securities of that ACE Trust;

  . in the case of ACE INA subordinated debt securities issued to an ACE Trust, the form of restated trust agreement and, if applicable, the agreement relating to ACE's guarantee of the preferred securities of that ACE Trust;

  . in the case of ACE INA subordinated debt securities, the relative degree, if any, to which such ACE INA subordinated debt securities of the series and the ACE guarantee in respect thereof will be senior to or be subordinated to other series of ACE INA subordinated debt securities and the ACE guarantee in respect thereof or other indebtedness of ACE INA or ACE, as the case may be, in right of payment, whether such other series of ACE INA subordinated debt securities or other indebtedness is outstanding or not;

  . any deletions from, modifications of or additions to the Events of Default or covenants of ACE INA or ACE with respect to such ACE INA debt securities;

  . whether the provisions described below under "Discharge, Defeasance and Covenant Defeasance" will be applicable to such ACE INA debt securities;

  . whether any of such ACE INA debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such ACE INA debt securities to be authenticated and delivered; and

  . any other terms of such ACE INA debt securities and any other deletions from or modifications or additions to the applicable ACE INA indenture in respect of such ACE INA debt securities. (Section 3.1)

  ACE INA will have the ability under the ACE INA indentures to "reopen" a previously issued series of ACE INA debt securities and issue additional ACE INA debt securities of that series or establish additional terms of that series. ACE INA is also permitted to issue ACE INA debt securities with the same terms as previously issued ACE INA debt securities. (Section 3.1)

  Unless otherwise provided in the related prospectus supplement, principal, premium, interest and additional amounts, if any, with respect to any ACE INA debt securities will be payable at the office or agency maintained by ACE INA and ACE for such purposes (initially the corporate trust office of the trustee). In the case of ACE INA debt securities issued in registered form, interest may be paid by check mailed to the persons entitled thereto at their addresses appearing on the security register or by transfer to an account maintained by the payee with a bank located in the United States. Interest on ACE INA debt securities issued in registered form will be payable on any interest payment date to the persons in whose names the ACE INA debt securities are registered at the close of business on the regular record date with respect to such interest payment date. All paying agents initially designated by ACE INA for the ACE INA debt securities will be named in the related prospectus supplement. ACE INA may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that ACE INA and ACE will be required to maintain a paying agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the ACE INA debt securities are payable. (Sections 3.7 and 10.2)

  Unless otherwise provided in the related prospectus supplement, the ACE INA debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by ACE INA or the security registrar) or exchanged for other ACE INA debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by ACE INA for such purposes (initially the corporate trust office of the trustee). Such transfer or exchange will be made without service charge, but ACE INA may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable. ACE INA will not be required to (1) issue, register the transfer of, or exchange, ACE INA debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such ACE INA debt securities and ending at the close of business on the day of such mailing or
(2) register the transfer of or exchange any ACE INA debt security so selected for redemption in whole or in part, except the unredeemed portion of any ACE INA debt security being redeemed in part. (Section 3.5) ACE INA has appointed the trustee as security registrar. Any transfer agent (in addition to the security registrar) initially designated by ACE INA for any ACE INA debt securities will be named in the related prospectus supplement. ACE INA may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that ACE INA and ACE will be required to maintain a transfer agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the ACE INA debt securities are payable. (Section 10.2)

  Unless otherwise provided in the related prospectus supplement, the ACE INA debt securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple thereof. (Section 3.2) The ACE INA debt securities may be represented in whole or in part by one or more global ACE INA debt securities registered in the name of a depositary or its nominee and, if so represented, interests in such global ACE INA debt security will be shown on, and transfers thereof will be effected only through, records maintained by the designated depositary and its participants as described below. Where ACE INA debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to such ACE INA debt securities and to payment on and transfer and exchange of such ACE INA debt securities will be described in the related prospectus supplement.

  The ACE INA debt securities may be issued as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. Special United States Federal income tax and other considerations applicable to original issue discount securities will be described in the related prospectus supplement.

  If the purchase price of any ACE INA debt securities is payable in one or more foreign currencies or currency units or if any ACE INA debt securities are denominated in one or more foreign currencies or currency units or if the principal of, or any premium or interest on, or any additional amounts with respect to, any ACE INA debt securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain United States Federal income tax considerations, specific terms and other information with respect to such ACE INA debt securities and such foreign currency or currency units will be set forth in the related prospectus supplement.

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

  ACE INA will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of ACE INA to purchase ACE INA debt securities at the option of the holders. Any such obligation applicable to a series of ACE INA debt securities will be described in the related prospectus supplement.

  Unless otherwise described in a prospectus supplement relating to any ACE INA debt securities, other than as described below under "--Covenants Applicable to ACE INA Senior Debt Securities--Limitation on Liens on Stock of Designated Subsidiaries," the ACE INA indentures do not contain any provisions that would limit the ability of ACE INA or ACE to incur indebtedness or that would afford holders of ACE INA debt securities protection in the event of a sudden and significant decline in the credit quality of ACE INA or ACE or a takeover, recapitalization or highly leveraged or similar transaction involving ACE INA or ACE. Accordingly, ACE INA or ACE could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect ACE INA's or ACE's capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of ACE INA debt securities for information regarding any deletions from, modifications of or additions to the Events of Defaults described below or covenants of ACE INA or ACE contained in the ACE INA indentures, including any addition of a covenant or other provisions providing event risk or similar protection.

ACE Guarantee

  ACE will fully and unconditionally guarantee all payments with respect to the ACE INA debt securities. Unless otherwise provided in a prospectus supplement, the ACE guarantee of the ACE INA senior debt securities will be an unsecured obligation of ACE and will rank equally with all of its other unsecured and unsubordinated indebtedness (including the ACE senior debt securities). The ACE guarantee of the ACE INA subordinated debt securities of any particular series will be an unsecured obligation of ACE, subordinated in right of payment to the prior payment in full of all ACE Senior Indebtedness (which term includes ACE senior debt securities and the ACE guarantee of the ACE INA senior debt securities) with respect to such series as described below under "Subordination of ACE Guarantee" and in the related prospectus supplement. The ACE guarantee of the ACE INA subordinated debt securities of any series issued to an ACE Trust will rank equally with the ACE guarantee of each other series of ACE subordinated debt securities issued to other ACE Trusts.

  Since ACE is a holding company, its rights and the rights of its creditors (including the holders of the ACE INA debt securities who are creditors of ACE by virtue of the ACE guarantee) and shareholders to participate in any distribution of the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise would be subject to prior claims of the subsidiary's creditors, except to the extent that ACE may itself be a creditor with recognized claims against the subsidiary. The right of creditors of ACE (including the holders of the ACE INA debt securities who are creditors of ACE by virtue of the ACE guarantee) to participate in the distribution of the stock owned by ACE in certain of its subsidiaries, including ACE's insurance subsidiaries, may also be subject to approval by certain insurance regulatory authorities having jurisdiction over such subsidiaries.

  ACE will make all payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the ACE INA debt securities of any series without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands or Bermuda (each, a "taxing jurisdiction") or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, ACE will, subject to certain limitations and exceptions described below, pay to the holder of any such ACE INA debt security such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such holder, after the withholding or deduction, will not be less than the amount provided for in such ACE INA debt security and the applicable ACE INA indenture to be then due and payable.

  ACE will not be required to pay any additional amounts for or on account of:

    1. any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder
  (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such ACE INA debt security, (b) presented such ACE INA debt security for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such ACE INA debt security could not have been presented for payment elsewhere, or (c) presented such ACE INA debt security for payment more than 30 days after the date on which the payment in respect of such ACE INA debt security became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such ACE INA debt security for payment on any day within that 30-day period;

    2. any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

    3. any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such ACE INA debt security to comply with any reasonable request by ACE addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which in either case is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

    4. any combination of items (1), (2) and (3).

  In addition, ACE will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any such ACE INA debt security to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such ACE INA debt security to the extent such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the ACE INA debt security. (Section 10.4)

Conversion and Exchange

  The terms, if any, on which ACE INA debt securities of any series are convertible into or exchangeable for other securities, whether or not issued by ACE INA, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of ACE INA, in which the securities, property or cash to be received by the holders of the ACE INA debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

Global Securities

  The ACE INA debt securities of a series may be issued in whole or in part in the form of one or more global ACE INA debt securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series.

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

  The specific terms of the depositary arrangement with respect to a series of ACE INA debt securities will be described in the prospectus supplement relating to such series. ACE INA anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the ACE INA debt securities represented by such global security. Such accounts will be designated by the underwriters or agents with respect to such ACE INA debt securities or by ACE INA if such ACE INA debt securities are offered and sold directly by ACE INA. Ownership of beneficial interests in a global security will be limited to persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

  So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the ACE INA debt securities represented by such global security for all purposes under the applicable ACE INA indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have ACE INA debt securities of the series represented by such global security registered in their names and will not receive or be entitled to receive physical delivery of ACE INA debt securities of that series in definitive form.

  Principal of, any premium and interest on, and any additional amounts with respect to, ACE INA debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such ACE INA debt securities. None of ACE INA, ACE, the trustee, any paying agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such ACE INA debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  ACE INA expects that the depositary for a series of ACE INA debt securities or its nominee, upon receipt of any payment with respect to such ACE INA debt securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for such ACE INA debt securities as shown on the records of such depositary or its nominee. ACE INA also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  The ACE INA indentures provide that if (1) the depositary for a series of ACE INA debt securities notifies ACE INA that it is unwilling or unable to continue as depositary or if such depositary ceases to be eligible under the applicable ACE INA Indenture and a successor depositary is not appointed by ACE INA within 90 days of written notice, (2) ACE INA determines that ACE INA debt securities of a particular series will no longer be represented by global securities and executes and delivers to the trustee a company order to such effect or (3) an Event of Default with respect to a series of ACE INA debt securities will have occurred and be continuing, the global securities will be exchanged for ACE INA debt securities of such series in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive ACE INA debt securities will be registered in such name or names as the depositary shall instruct the trustee. (Section 3.5) It is expected that such instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global securities.

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Option to Extend Interest Payment Date

  If provided in the related prospectus supplement, ACE INA will have the right at any time and from time to time during the term of any series of ACE INA subordinated debt securities issued to an ACE Trust to defer payment of interest for such number of consecutive interest payment periods as may be specified in the related prospectus supplement (each, an "Extension Period"), subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that such Extension Period may not extend beyond the stated maturity of such series of ACE INA subordinated debt securities. Certain United States Federal income tax consequences and special considerations applicable to such ACE INA subordinated debt securities will be described in the related prospectus supplement. (Section 3.11 of the ACE INA subordinated indenture)

Option to Extend Maturity Date

  If provided in the related prospectus supplement, ACE INA will have the right to (x) change the stated maturity of the principal of the ACE INA subordinated debt securities of any series issued to an ACE Trust upon the liquidation of that ACE Trust and the exchange of the ACE INA subordinated debt securities for the preferred securities of that ACE Trust or (y) extend the stated maturity of the principal of the ACE INA subordinated debt securities of any series, provided that (1) neither ACE INA nor ACE is in bankruptcy, otherwise insolvent or in liquidation; (2) neither ACE INA nor ACE has defaulted on any payment on such ACE INA subordinated debt securities or under ACE's guarantee in respect thereof, as the case may be, and no deferred interest payments have accrued,
(3) the applicable ACE Trust is not in arrears on payments of distributions on its preferred securities and no deferred distributions have accumulated, (4) the ACE INA subordinated debt securities of such series are rated investment grade by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. or another nationally recognized statistical rating organization and (5) the extended stated maturity is no later than the 49th anniversary of the initial issuance of the preferred securities of the applicable ACE Trust. If ACE exercises its right to liquidate the applicable ACE Trust and exchange the ACE INA subordinated debt securities for the preferred securities of the ACE Trust as described above, any changed stated maturity of the principal of the ACE INA subordinated debt securities shall be no earlier than the date that is five years after the initial issue date of the preferred securities and no later than the date 30 years (plus an extended term of up to an additional 19 years if the conditions described above are satisfied) after the initial issue date of the preferred securities of the applicable ACE Trust. (Section 3.14 of the ACE INA subordinated indenture)

Redemption

  Except as otherwise provided in the related prospectus supplement, in the case of any series of ACE INA subordinated debt securities issued to an ACE Trust, if an Investment Company Event or a Tax Event (each, a "Special Event") shall occur and be continuing, ACE INA may, at its option, redeem such series of ACE INA subordinated debt securities, in whole but not in part, at any time within 90 days of the occurrence of the Special Event, at a redemption price equal to 100% of the principal amount of such ACE INA subordinated debt securities then outstanding plus accrued and unpaid interest to the date fixed for redemption. (Section 11.8 of the ACE INA subordinated indenture)

  For purposes of the ACE INA subordinated indenture, "Investment Company Event" means, in respect of an ACE Trust, the receipt by such ACE Trust of an opinion of independent counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in the interpretation or application of law or regulation by any legislative body, court or governmental agency or regulatory authority, such ACE Trust is or will be considered an investment company that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the preferred securities of such ACE Trust. (Section 1.1 of the ACE INA subordinated indenture)

  "Tax Event" means, in respect of an ACE Trust, the receipt by such ACE Trust or ACE INA of an opinion of independent counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulation thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official

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

administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of original issuance of the preferred securities of such ACE Trust, there is more than an insubstantial risk that (i) such ACE Trust is, or will be within 90 days of the date of such opinion, subject to United States Federal income tax with respect to income received or accrued on the corresponding series of ACE INA subordinated debt securities, (ii) interest payable by ACE INA on such ACE INA subordinated debt securities is not, or within 90 days of the date of such opinion will not be, deductible by ACE INA, in whole or in part, for United States Federal income tax purposes or (iii) such ACE Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimus amount of other taxes, duties or other governmental charges. (Section 1.1 of the ACE INA subordinated indenture)

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of ACE INA subordinated debt securities to be redeemed at its registered address. Unless ACE INA and ACE, as guarantor, default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the ACE INA subordinated debt securities or portions thereof called for redemption.

Covenants Applicable to ACE INA Senior Debt Securities

  Limitation on Liens on Stock of Designated Subsidiaries

  Under the ACE INA senior indenture, each of ACE INA and ACE will covenant that, so long as any ACE INA senior debt securities are outstanding, it will not, nor will it permit any of its Subsidiaries to, create, assume, incur, guarantee or otherwise permit to exist any Indebtedness secured by any mortgage, pledge, lien, security interest or other encumbrance upon any shares of capital stock of any Designated Subsidiary (whether such shares are now owned or hereafter acquired) without effectively providing concurrently that the ACE INA senior debt securities (and, if ACE INA and ACE so elect, any other Indebtedness of ACE INA that is not subordinate to the ACE INA senior debt securities and with respect to which the governing instruments require, or pursuant to which ACE INA is otherwise obligated, to provide such security) will be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured. (Section 10.5 of the ACE INA senior indenture)

  For purposes of the ACE INA senior indenture, "capital stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including preferred stock, but excluding any debt securities convertible into such equity. (Section 1.1 of the ACE INA senior indenture)

  The term "Designated Subsidiary" means any present or future consolidated Subsidiary of ACE, the Consolidated Net Worth of which constitutes at least 5% of ACE's Consolidated Net Worth. (Section 1.1 of the ACE INA senior indenture) As of July 31, 1999, ACE's Designated Subsidiaries were ACE Bermuda, CODA, Tempest, ACE INA and ACE USA.

  For purposes of the ACE INA indentures, the term "Indebtedness" means, with respect to any Person, (1) the principal of and any premium and interest on (a) indebtedness of such Person for money borrowed and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (2) all Capitalized Lease Obligations of such Person; (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);
(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person

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

of a demand for reimbursement following payment on the letter of credit); (5) all obligations of the type referred to in clauses (1) through (4) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise;
(6) all obligations of the type referred to in clauses (1) through (5) of other Persons secured by any mortgage, pledge, lien, security interest or other encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (7) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (1) through (6) above. (Section 1.1)

  Limitations on Disposition of Stock of Designated Subsidiaries

  The ACE INA senior indenture also provides that, so long as any ACE INA senior debt securities are outstanding and except in a transaction otherwise governed by such indenture, neither ACE INA nor ACE will issue, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, and will not permit any Designated Subsidiary to issue (other than to ACE INA or ACE) any shares (other than director's qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, if, after giving effect to any such transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, ACE would own, directly or indirectly, less than 80% of the shares of capital stock of such Designated Subsidiary (other than preferred stock having no voting rights of any kind); provided, however, that (1) any issuance, sale, assignment, transfer or other disposition permitted by ACE INA or ACE may only be made for at least a fair market value consideration as determined by the board of directors of ACE INA or ACE, as the case may be, pursuant to a resolution adopted in good faith and (2) the foregoing shall not prohibit any such issuance or disposition of securities if required by any law or any regulation or order of any governmental or insurance regulatory authority. Notwithstanding the foregoing, (1) ACE INA or ACE, as the case may be, may merge or consolidate any Designated Subsidiary into or with another direct or indirect Subsidiary of ACE, the shares of capital stock of which ACE owns at least 80%, and (2) ACE INA or ACE, as the case may be, may, subject to the provisions described under "--Consolidation, Amalgamation, Merger and Sale of Assets" below, sell, assign, transfer or otherwise dispose of the entire capital stock of any Designated Subsidiary at one time for at least a fair market value consideration as determined by the board of directors of ACE INA or ACE, as the case may be, pursuant to a resolution adopted in good faith. (Section 10.6 of the ACE INA senior indenture)

Covenants Applicable to ACE INA Subordinated Debt Securities Issued to an ACE Trust

  Each of ACE INA and ACE will also covenant, as to each series of ACE INA subordinated debt securities issued to an ACE Trust in connection with the issuance of preferred securities and common securities by that ACE Trust, that it will not, and will not permit any of its Subsidiaries to, (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the outstanding capital stock of ACE INA or ACE, as the case may be, or (2) make any payment of principal of, or interest or premium, if any, on or repay, repurchase or redeem any debt security of ACE INA or ACE that ranks junior in interest to the ACE INA subordinated debt securities of such series or the ACE guarantee in respect thereof, as the case may be, or make any guarantee payments with respect to any guarantee by ACE INA or ACE, as the case may be, of the debt securities of any Subsidiary of ACE INA or ACE, as the case may be, if such guarantee ranks junior in interest to the ACE INA subordinated debt securities of such series or the ACE guarantee in respect thereof, as the case may be (other than (a) dividends or distributions on the capital stock of ACE INA paid or made to ACE and dividends or distributions in common stock of ACE INA or ordinary shares of ACE, as the case may be, (b) redemptions or purchases of any rights outstanding under a shareholder rights plan of ACE INA or ACE, as the case may be, or the declaration of a dividend of such rights or the issuance of stock under such plans in the future, (c) payments under any preferred securities guarantee

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

and (d) purchases of common stock or ordinary shares related to the issuance of common stock or ordinary shares under any of ACE INA's or ACE's benefit plans for its directors, officers or employees) if at such time (i) there shall have occurred any event of which ACE INA or ACE has actual knowledge that (A) with the giving of notice or lapse of time or both would constitute an Event of Default and (B) in respect of which ACE INA or ACE, as the case may be, shall not have taken reasonable steps to cure, (ii) ACE shall be in default with respect to its payment of any obligations under the preferred securities guarantee relating to such related preferred securities or (iii) ACE INA shall have given notice of its election to begin an Extension Period as provided in the ACE INA subordinated indenture with respect to the ACE INA subordinated debt securities of such series and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. (Section
10.9 of the ACE INA subordinated indenture)

  In the event ACE INA subordinated debt securities are issued to an ACE Trust in connection with the issuance of preferred securities and common securities of such ACE Trust, for so long as such ACE INA subordinated debt securities remain outstanding, ACE INA will also covenant (1) to maintain directly or indirectly 100% ownership of the common securities of such ACE Trust; provided, however, that any permitted successor of ACE INA under the ACE INA subordinated indenture may succeed to ACE INA's ownership of such common securities, (2) not to voluntarily dissolve, wind-up or liquidate such ACE Trust, except in connection with the distribution of ACE INA subordinated debt securities to the holders of preferred securities and common securities in liquidation of such ACE Trust, the redemption of all of the preferred securities and common securities of such ACE Trust, or certain mergers, consolidations or amalgamations, each as permitted by the restated trust agreement of such ACE Trust, and (3) to use its reasonable efforts, consistent with the terms of the related trust agreement, to cause such ACE Trust to remain classified as a grantor trust for United States Federal income tax purposes. (Section 10.9 of the ACE INA subordinated indenture)

Consolidation, Amalgamation, Merger and Sale of Assets

  Each ACE INA indenture provides that ACE INA may not (1) consolidate or amalgamate with or merge into any Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, or (2) permit any Person to consolidate or amalgamate with or merge into ACE INA, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to ACE INA, unless (a) in the case of
(1) above, such Person is a Corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and will expressly assume, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to all of the ACE INA debt securities issued thereunder, and the performance of ACE INA's obligations under such ACE INA indenture and the ACE INA debt securities issued thereunder, and provides for conversion or exchange rights in accordance with the provisions of the ACE INA debt securities of any series that are convertible or exchangeable into ordinary shares or other securities; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ACE INA or a Subsidiary as a result of such transaction as having been incurred by ACE INA or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have happened and be continuing; and (c) certain other conditions are met. (Section 8.1)

  Each ACE INA indenture provides that ACE may not (1) consolidate or amalgamate with or merge into any Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, or (2) permit any Person to consolidate or amalgamate with or merge into ACE, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to ACE, unless (a) in the case of (1) above, such Person is a Corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, Bermuda or the Cayman Islands and will expressly assume, by supplemental indenture satisfactory in form to the trustee, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to all of the ACE INA debt securities issued thereunder, and the performance of ACE's obligations under such ACE INA indenture and the ACE INA debt

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

securities issued thereunder; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ACE or a Subsidiary as a result of such transaction as having been incurred by ACE or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have happened and be continuing; and (c) certain other conditions are met. (Section 8.3)

Events of Default

  Each of the following events will constitute an Event of Default under the applicable ACE INA indenture with respect to any series of ACE INA debt securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

  (1) default in the payment of any interest on any ACE INA debt security of such series, or any additional amounts payable with respect thereto, when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 30 days;

  (2) default in the payment of the principal of or any premium on any ACE INA debt security of such series, or any additional amounts payable with respect thereto, when such principal or premium becomes or such additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise;

  (3) default in the deposit of any sinking fund payment, when and as due by the terms of any ACE INA debt security of such series;

  (4) default in the performance, or breach, of any covenant or warranty of ACE INA or ACE contained in the applicable ACE INA indenture for the benefit of such series or in the ACE INA debt securities of such series, and the continuance of such default or breach for a period of 60 days after there has been given written notice as provided in such ACE INA indenture;

  (5) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of ACE INA or ACE (including an Event of Default under any other series of ACE INA debt securities), whether such Indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $50,000,000 in principal amount of such Indebtedness at the maturity thereof (after giving effect to any applicable grace period) or results in such Indebtedness in principal amount in excess of $50,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after there has been given written notice as provided in the applicable ACE INA indenture;

  (6) ACE INA or ACE shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

  (7) certain events in bankruptcy, insolvency or reorganization of ACE INA or ACE; and

  (8) any other Event of Default provided in or pursuant to the applicable ACE INA indenture with respect to ACE INA debt securities of such series. (Section 5.1)

  If an Event of Default with respect to the ACE INA debt securities of any series (other than an Event of Default described in (7) of the preceding paragraph) occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding ACE INA debt securities of such series by written notice as provided in the applicable ACE INA indenture may declare the principal amount (or such lesser amount as may be provided for in the ACE INA debt securities of such series) of all outstanding ACE INA

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debt securities of such series to be due and payable immediately. In the case of an Event of Default with respect to a series of ACE INA subordinated debt securities issued to an ACE Trust, if the trustee or such holders fail to declare such principal amount (or lesser amount) to be due and payable immediately, the holders of at least 25% in liquidation amount of the outstanding preferred securities of the ACE Trust may do so by written notice as provided in the ACE INA subordinated indenture. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the applicable ACE INA indenture, the holders of not less than a majority in principal amount of the outstanding ACE INA debt securities of such series may, under certain circumstances, rescind and annul such declaration of acceleration. In the case of a series of ACE INA subordinated debt securities issued to an ACE Trust, if such holders fail to rescind and annul such declaration, the holders of a majority in liquidation amount of the outstanding preferred securities of such ACE Trust may, subject to satisfaction of certain conditions, rescind and annul such declaration by written notice as provided in the ACE INA subordinated indenture. An Event of Default described in (7) of the preceding paragraph shall cause the principal amount and accrued interest (or such lesser amount as provided for in the ACE INA debt securities of such series) to become immediately due and payable without any declaration or other act by the trustee or any holder. (Section 5.2)

  Each ACE INA indenture provides that, within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the ACE INA debt securities of any series (a "default"), the trustee must transmit, in the manner set forth in such ACE INA indenture, notice of such default to the holders of the ACE INA debt securities of such series unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts or any sinking fund or purchase fund installment with respect to, any ACE INA debt security of such series, the trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of such notice is in the best interest of the holders of ACE INA debt securities of such series; and provided, further, that in the case of any default of the character described in (5) of the second preceding paragraph, no such notice to holders will be given until at least 30 days after the default occurs. (Section 6.2)

  If an Event of Default occurs and is continuing with respect to the ACE INA debt securities of any series, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of ACE INA debt securities of such series by all appropriate judicial proceedings. (Section 5.3) Each ACE INA indenture provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under such ACE INA indenture at the request or direction of any of the holders of ACE INA debt securities, unless such holders shall have offered to the trustee reasonable indemnity. (Section 6.1) Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the applicable ACE INA indenture, the holders of a majority in principal amount of the outstanding ACE INA debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the ACE INA debt securities of such series. (Section 5.12)

  If an Event of Default with respect to a series of ACE INA subordinated debt securities issued to an ACE Trust has occurred and is continuing and such event is attributable to a default in the payment of principal of, any premium or interest on, or additional amounts with respect to, the related ACE INA subordinated debt securities on the date such principal, premium, interest or additional amounts are otherwise payable, a holder of preferred securities of such ACE Trust may institute directly a legal proceeding against ACE INA or ACE (pursuant to the ACE guarantee) for enforcement of payment to such holder of the principal of, any premium and interest on, and additional amounts with respect to, such related ACE INA subordinated debt securities having a principal amount equal to the liquidation amount of the related preferred securities of such holder (a "Direct Action"). (Section 5.8 of the ACE INA subordinated indenture) ACE INA and ACE may not amend the ACE INA subordinated indenture to remove the foregoing right to bring a Direct Action without the prior consent of the holders of all of the outstanding preferred securities of such ACE Trust. (Section 9.2 of the ACE INA subordinated indenture) If the right to bring a Direct Action is removed, the applicable ACE Trust may become subject to the reporting obligations under the Exchange Act. Each of ACE INA and ACE will have the right under the ACE INA subordinated indenture to set-off any payment made to such holder of preferred securities by ACE INA or ACE, as the case may be, in connection with a Direct Action. (Section 3.12 of the ACE INA subordinated indenture)

  The holders of the preferred securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the related ACE INA subordinated debt securities.

Modification and Waiver

  ACE INA, ACE and the trustee may modify or amend either ACE INA indenture with the consent of the holders of not less than a majority in principal amount of the outstanding ACE INA debt securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding ACE INA debt security affected thereby,

  . change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any ACE INA debt security,

  . reduce the principal amount of, or the rate (or modify the calculation of such rate) of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, any ACE INA debt security,

  . change the obligation of ACE INA or ACE to pay additional amounts with respect to any ACE INA debt security,

  . reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount thereof provable in bankruptcy,

  . change the redemption provisions of any ACE INA debt security or adversely affect the right of repayment at the option of any holder of any ACE INA debt security,

  . change the place of payment or the coin or currency in which the principal of, any premium or interest on or any additional amounts with respect to any ACE INA debt security is payable,

  . impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any ACE INA debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the repayment date),

  . reduce the percentage in principal amount of the outstanding ACE INA debt securities, the consent of whose holders is required in order to take specific actions,

  . reduce the requirements for quorum or voting by holders of ACE INA debt securities in Section 15.4 of each ACE INA indenture,

  . modify any of the provisions of the ACE subordinated indenture relating to the subordination of the ACE INA debt securities or the ACE guarantee in a manner adverse to the holders of ACE INA subordinated debt securities,

  . modify or effect in any manner adverse to the holders of ACE INA debt securities the terms and conditions of the obligations of ACE in respect of the due and punctual payment of principal of, or any premium or interest on, or any sinking fund requirements or additional amounts with respect to, the ACE INA debt securities,

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

  . modify any of the provisions in the applicable ACE INA indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of ACE INA debt securities except to increase any percentage vote required or to provide that other provisions of such ACE INA indenture cannot be modified or waived without the consent of the holder of each ACE INA debt security affected thereby,

  . make any change that adversely affects the right to convert or exchange any ACE INA debt security into or for other securities of ACE INA, ACE or other securities, cash or property in accordance with its terms, or

  .  modify any of the above provisions. (Section 9.2)

  In addition, no supplemental indenture may directly or indirectly modify or eliminate the subordination provisions of the ACE INA subordinated indenture in any manner which might terminate or impair the subordination of the ACE INA subordinated debt securities of any series to Senior Indebtedness with respect to such series or the subordination of the ACE guarantee with respect to the ACE INA subordinated debt securities of any series to ACE Senior Indebtedness with respect to such series, without the prior written consent of the holders of such Senior Indebtedness or such ACE Senior Indebtedness, respectively. (Section 9.7 of the ACE INA Subordinated Indenture)

  ACE INA, ACE and the trustee may modify or amend either ACE INA indenture and the ACE INA debt securities of any series without the consent of any holder in order to, among other things:

  . provide for a successor to ACE INA or ACE pursuant to a consolidation, amalgamation, merger or sale of assets;

  . add to the covenants of ACE INA or ACE for the benefit of the holders of all or any series of ACE INA debt securities or to surrender any right or power conferred upon ACE INA or ACE by the applicable ACE INA indenture;

  . provide for a successor trustee with respect to the ACE INA debt securities of all or any series;

  . cure any ambiguity or correct or supplement any provision in either ACE INA indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under either ACE INA indenture which will not adversely affect the interests of the holders of ACE INA debt securities of any series;

  . change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of ACE INA debt securities under either ACE INA indenture;

  . add any additional Events of Default with respect to all or any series of ACE INA debt securities;

  .  secure the ACE INA debt securities;

  . provide for conversion or exchange rights of the holders of any series of ACE INA debt securities; or

  . make any other change that does not materially adversely affect the interests of the holders of any ACE INA debt securities then outstanding under the applicable ACE INA indenture. (Section 9.1)

  The holders of at least a majority in principal amount of the outstanding ACE INA debt securities of any series may, on behalf of the holders of all ACE INA debt securities of that series, waive compliance by ACE INA and ACE with certain covenants of the applicable ACE INA indenture. (Section 10.8 of the ACE INA senior indenture; Section 10.6 of the ACE INA subordinated indenture) The holders of not less than a majority in principal amount of the outstanding ACE INA debt securities of any series on behalf of the holders of all ACE INA debt securities of that series and, in the case of any ACE INA subordinated debt securities issued to an ACE Trust, the holders of not less than a majority in liquidation amount of the outstanding preferred securities of the ACE Trust, may waive any past default and its consequences under the applicable ACE INA indenture with respect to the ACE INA debt securities of that series, except a default (1) in the payment of

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

principal, any premium or interest on or any additional amounts with respect to ACE INA debt securities of such series or (2) in respect of a covenant or provision of the applicable ACE INA indenture that cannot be modified or amended without the consent of the holder of each outstanding ACE INA debt security of any series affected. (Section 5.13)

  Under each ACE INA indenture, each of ACE INA and ACE is required to furnish the trustee annually a statement as to its performance of certain of its obligations under that ACE INA indenture and as to any default in such performance. Each of ACE INA and ACE is also required to deliver to the trustee, within five days after occurrence thereof, written notice of any Event of Default, or any event which after notice or lapse of time or both would constitute an Event of Default, resulting from the failure to perform or breach of any covenant or warranty contained in the applicable ACE INA indenture or the ACE INA debt securities of any series. (Sections 10.9 and 10.10 of the ACE INA senior indenture; Sections 10.7 and 10.8 of the ACE INA subordinated indenture)

Discharge, Defeasance and Covenant Defeasance

  ACE INA or ACE may discharge certain obligations to holders of any series of ACE INA debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such ACE INA debt securities are payable in an amount sufficient to pay the entire indebtedness on such ACE INA debt securities with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such ACE INA debt securities have become due and payable) or to the maturity thereof, as the case may be. (Section 4.1)

  Each ACE INA indenture provides that, unless the provisions of Section 4.2 thereof are made inapplicable to the ACE INA debt securities of or within any series pursuant to Section 3.1 thereof, ACE INA may elect either (1) to defease and discharge itself and ACE from any and all obligations with respect to such ACE INA debt securities (except for, among other things, the obligation of ACE to pay additional amounts upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such ACE INA debt securities and other obligations to register the transfer or exchange of such ACE INA debt securities, to replace temporary or mutilated, destroyed, lost or stolen ACE INA debt securities, to maintain an office or agency with respect to such ACE INA debt securities and to hold moneys for payment in trust) ("defeasance") or (2) to release itself and ACE from their respective obligations with respect to such ACE INA debt securities under certain covenants as described in the related prospectus supplement, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such ACE INA debt securities ("covenant defeasance"). Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by ACE INA or ACE with the Trustee, in trust, of an amount in U.S. dollars or in the Foreign Currency in which such ACE INA debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such ACE INA debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, such ACE INA debt securities on the scheduled due dates. (Section 4.2)

  Such a trust may only be established if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable ACE INA indenture or any other material agreement or instrument to which ACE INA or ACE is a party or by which either of them is bound, (2) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the ACE INA debt securities to be defeased shall have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 123rd day after such date and (3) ACE INA or ACE has delivered to the trustee an opinion of counsel (as specified in the ACE INA indenture) to the effect that the holders of such

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

ACE INA debt securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by ACE INA or ACE, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the applicable ACE INA indenture. (Section 4.2)

  "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments. (Section 1.1)

  "Government Obligations" means debt securities which are (1) direct obligations of the United States of America or the government or the governments which issued the Foreign Currency in which the ACE INA debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the ACE INA debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt. (Section 1.1)

  If after ACE INA or ACE has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to ACE INA debt securities of any series, (1) the holder of an ACE INA debt security of that series is entitled to, and does, elect pursuant to Section 3.1 of the applicable ACE INA indenture or the terms of such ACE INA debt security to receive payment in a currency other than that in which such deposit has been made in respect of such debt security, or (2) a Conversion Event occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such ACE INA debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts with respect to, such ACE INA debt security as such ACE INA debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such ACE INA debt security into the currency in which such ACE INA debt security becomes payable as a result of such election or such Conversion Event based on (a) in the case of payments made pursuant to clause
(1) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, or (b) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event. (Section 4.2)

  "Conversion Event" means the cessation of use of (1) a Foreign Currency both by the government of the country or countries which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (2) any currency unit or composite currency for the purposes for which it was established. All payments of principal of, any premium and interest on, and any additional amounts with respect to, any ACE INA debt security that are payable in a Foreign Currency that ceases to be used by the government or governments of issuance shall be made in U.S. dollars. (Section 1.1)

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

  In the event ACE INA effects covenant defeasance with respect to any ACE INA debt securities and such ACE INA debt securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to any covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such ACE INA debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such ACE INA debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on such ACE INA debt securities at the time of the acceleration resulting from such Event of Default. However, ACE INA and ACE would remain liable to make payment of such amounts due at the time of acceleration.

Subordination of ACE INA Subordinated Debt Securities

  The ACE INA subordinated debt securities of each series will, to the extent set forth in the ACE INA subordinated indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness with respect to such series. (Section 16.1 of the ACE INA subordinated indenture). Upon any payment or distribution of assets of ACE INA of any kind or character, whether in cash, property or securities, to creditors upon any dissolution, winding-up, liquidation or reorganization of ACE INA, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series will first be paid in full, or payment thereof provided for in money in accordance with its terms, before the holders of ACE INA subordinated debt securities of such series are entitled to receive or retain any payment on account of principal of, or any premium or interest on, or any additional amounts with respect to, the ACE INA subordinated debt securities of such series, and to that end the holders of such Senior Indebtedness shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of ACE INA being subordinated to the payment of ACE INA subordinated debt securities of such series, which may be payable or deliverable in respect of the ACE INA subordinated debt securities of such series upon any such dissolution, winding-up, liquidation or reorganization or in any such bankruptcy, insolvency, receivership or other proceeding. (Section 16.3 of the ACE INA subordinated indenture)

  By reason of such subordination, in the event of liquidation or insolvency of ACE INA, holders of Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series and holders of other obligations of ACE INA that are not subordinated to such Senior Indebtedness may recover more, ratably, than the holders of the ACE INA subordinated debt securities of such series.

  Subject to the payment in full of all Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series, the rights of the holders of the ACE INA subordinated debt securities of such series will be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of ACE INA applicable to such Senior Indebtedness until the principal of, any premium and interest on, and any additional amounts with respect to, the ACE INA subordinated debt securities of such series have been paid in full. (Section 16.4 of the ACE INA subordinated indenture)

  No payment of principal (including redemption and sinking fund payments) of or any premium or interest on or any additional amounts with respect to the ACE INA subordinated debt securities of any series may be made by ACE INA (1) if any Senior Indebtedness with respect to such series is not paid when due and any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or (2) if the maturity of any Senior Indebtedness with respect to such series has been accelerated because of a default. (Section 16.2 of the ACE INA subordinated indenture)

  The ACE INA subordinated indenture does not limit or prohibit ACE INA from incurring additional Senior Indebtedness, which may include Indebtedness that is senior to the ACE INA subordinated debt securities of any series, but subordinate to other obligations of ACE INA. The ACE INA senior debt securities will constitute Senior Indebtedness with respect to the ACE INA subordinated debt securities of each series under the ACE INA subordinated indenture.

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

  The term "Senior Indebtedness" means, with respect to the ACE INA subordinated debt securities of any particular series, all Indebtedness of ACE INA outstanding at any time, except (1) the ACE INA subordinated debt securities of such series, (2) Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is subordinated to or ranks equally with the ACE INA subordinated debt securities of such series, (3) Indebtedness of ACE INA to an Affiliate of ACE INA, (4) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against ACE INA in a proceeding under federal or state bankruptcy laws, (5) trade accounts payable and (6) any Indebtedness, including all other debt securities and guarantees in respect of those debt securities, initially issued to (x) any ACE Trust or (y) any trust, partnership or other entity affiliated with ACE which is a financing vehicle of ACE or any Affiliate of ACE in connection with an issuance by such entity of preferred securities or other securities which are similar to the preferred securities described under "Description of Preferred Securities" below that are guaranteed by ACE pursuant to an instrument that ranks equally with or junior in right of payment to the preferred securities guarantees described under "Description of the Preferred Securities Guarantees" below. Senior Indebtedness with respect to the ACE INA subordinated debt securities of any particular series shall continue to be Senior Indebtedness with respect to the ACE INA subordinated debt securities of such series and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Sections 1.1 and 16.8 of the ACE INA subordinated indenture)

  The ACE INA subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular series of ACE INA subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the related prospectus supplement.

Subordination of ACE Guarantee of ACE INA Subordinated Debt Securities

  The ACE guarantee of ACE INA subordinated debt securities of each series will, to the extent set forth in the ACE INA subordinated indenture, be subordinate in right of payment to the prior payment in full of all ACE Senior Indebtedness with respect to such series. (Section 18.1 of the ACE INA subordinated indenture) Upon any payment or distribution of assets of ACE of any kind or character, whether in cash, property or securities, to creditors upon any dissolution, winding-up, liquidation or reorganization of ACE, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all ACE Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series will first be paid in full, or payment thereof provided for in money in accordance with its terms, before the holders of ACE INA subordinated debt securities of such series are entitled to receive or retain any payment from ACE on account of principal of, or any premium or interest on, or any additional amounts with respect to, the ACE INA subordinated debt securities of such series, and to that end the holders of such ACE Senior Indebtedness shall be entitled to receive, for application to the payment thereof, any payment or distribution by ACE of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by ACE by reason of the payment of any other Indebtedness of ACE being subordinated to the payment of ACE INA subordinated debt securities of such series, which may be payable or deliverable by ACE in respect of the ACE INA subordinated debt securities of such series upon any such dissolution, winding-up, liquidation or reorganization or in any such bankruptcy, insolvency, receivership or other proceeding. (Section 18.3 of the ACE INA subordinated indenture)

  By reason of such subordination, in the event of liquidation or insolvency of ACE, holders of ACE Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series and holders of other obligations of ACE that are not subordinated to such ACE Senior Indebtedness may recover more, ratably, than the holders of the ACE INA subordinated debt securities of such series.

  Subject to the payment in full of all ACE Senior Indebtedness with respect to the ACE INA subordinated debt securities of any series, the rights of the holders of the ACE INA subordinated debt securities of such series under the ACE guarantee will be subrogated to the rights of the holders of such ACE Senior Indebtedness to receive payments or distributions of cash, property or securities of ACE applicable to such

ACE Senior Indebtedness until the principal of, any premium and interest on, and any additional amounts with respect to, the ACE INA subordinated debt securities of such series have been paid in full. (Section 18.4 of the ACE INA subordinated indenture)

  No payment of principal (including redemption and sinking fund payments) of or any premium or interest on or any additional amounts with respect to the ACE INA subordinated debt securities of any series may be made by ACE (i) if any ACE Senior Indebtedness with respect to such series is not paid when due and any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or (ii) if the maturity of any ACE Senior Indebtedness with respect to such series has been accelerated because of a default. (Section 18.2 of the ACE INA subordinated indenture)

  The ACE INA subordinated indenture does not limit or prohibit ACE from incurring additional ACE Senior Indebtedness, which may include Indebtedness that is senior to the ACE guarantee of the ACE INA subordinated debt securities of any series, but subordinate to other obligations of ACE. The ACE senior debt securities will constitute ACE Senior Indebtedness with respect to the ACE INA subordinated debt securities of each series under the ACE INA subordinated indenture.

  The term "ACE Senior Indebtedness" means, with respect to the ACE INA subordinated debt securities of any particular series, all Indebtedness of ACE outstanding at any time, except (1) ACE's obligations under the ACE guarantee in respect of the ACE INA subordinated debt securities of such series, (2) Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is subordinated to or ranks equally with ACE's obligations under the ACE guarantee in respect of the ACE subordinated debt securities of such series, (3) Indebtedness of ACE to an Affiliate of ACE, (4) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against ACE in a proceeding under federal or state bankruptcy laws, (5) trade accounts payable, (6) ACE's obligations under the ACE guarantee in respect of the ACE INA subordinated debt securities of any series initially issued to (x) any ACE Trust or (y) any trust, partnership or other entity affiliated with ACE which is a financing vehicle of ACE or any Affiliate of ACE in connection with an issuance by such entity of preferred securities or other securities which are similar to the preferred securities described under "Description of Preferred Securities" below that are guaranteed by ACE pursuant to an instrument that ranks equally with a junior in right of payment to the preferred securities guarantees described under "Description of Preferred Securities Guarantees" below and (7) all preferred securities guarantees and all similar guarantees issued by ACE on behalf of holders of preferred securities of an ACE Trust or other similar preferred securities issued by any trust, partnership or other entity affiliated with ACE which is a financing vehicle for ACE or any affiliate of ACE.

  The ACE INA subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular series of ACE INA subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the applicable prospectus supplement.

New York Law to Govern

  The ACE INA indentures, the ACE INA debt securities and the ACE guarantee will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state. (Section 1.13)

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                      ORDINARY SHARES OR PREFERRED SHARES

  The following statements with respect to the ordinary share warrants and preferred share warrants are summaries of, and subject to, the detailed provisions of a stock warrant agreement to be entered into by ACE and a stock warrant agent to be selected at the time of issue. The stock warrant agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Stock Warrant Provisions filed as an exhibit to the registration statement of which this prospectus forms a part.

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General

  The stock warrants, evidenced by stock warrant certificates, may be issued under the stock warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other offered securities. If stock warrants are offered, the related prospectus supplement will describe the designation and terms of the stock warrants, including without limitation the following:

  .  the offering price, if any;

  . the designation and terms of the ordinary shares or preferred shares purchasable upon exercise of the stock warrants;

  . if applicable, the date on and after which the stock warrants and the related offered securities will be separately transferable;

  . the number of ordinary shares or preferred shares purchasable upon exercise of one stock warrant and the initial price at which such shares may be purchased upon exercise;

  . the date on which the right to exercise the stock warrants shall commence and the date on which such right shall expire;

  .  a discussion of certain United States Federal income tax considerations;

  .  the call provisions, if any;

  . the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

  .  the antidilution provisions of the stock warrants; and

  .  any other terms of the stock warrants.

  The ordinary shares or preferred shares issuable upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be fully paid and nonassessable.

Exercise of Stock Warrants

  Stock warrants may be exercised by surrendering to the stock warrant agent the stock warrant certificate with the form of election to purchase on the reverse thereof duly completed and signed by the warrantholder, or its duly authorized agent (such signature to be guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange), indicating the warrantholder's election to exercise all or a portion of the stock warrants evidenced by the certificate. Surrendered stock warrant certificates shall be accompanied by payment of the aggregate exercise price of the stock warrants to be exercised, as set forth in the related prospectus supplement, in lawful money of the United States, unless otherwise provided in the related prospectus supplement. Upon receipt thereof by the stock warrant agent, the stock warrant agent will requisition from the transfer agent for the ordinary shares or the preferred shares, as the case may be, for issuance and delivery to or upon the written order of the exercising warrantholder, a certificate representing the number of ordinary shares or preferred shares purchased. If less than all of the stock warrants evidenced by any stock warrant certificate are exercised, the stock warrant agent shall deliver to the exercising warrantholder a new stock warrant certificate representing the unexercised stock warrants.

Antidilution and Other Provisions

  The exercise price payable and the number of ordinary shares or preferred shares purchasable upon the exercise of each stock warrant and the number of stock warrants outstanding will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of ordinary shares or preferred shares, respectively, or a combination, subdivision or reclassification of ordinary shares or preferred shares, respectively. In lieu of adjusting the number of ordinary shares or preferred shares purchasable upon exercise of

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

each stock warrant, ACE may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. ACE may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but ACE will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of ACE as an entirety or substantially as an entirety, the holder of each outstanding stock warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of ordinary shares or preferred shares into which such stock warrants were exercisable immediately prior thereto.

No Rights as Shareholders

  Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of ACE or any other matter, or to exercise any rights whatsoever as shareholders of ACE.

            DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES

  The following statements with respect to the debt warrants are summaries of, and subject to, the detailed provisions of a debt warrant agreement to be entered into by ACE and a debt warrant agent to be selected at the time of issue. The debt warrant agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Debt Securities Warrant Provisions filed as an exhibit to the registration statement of which this prospectus forms a part.

General

  The debt warrants, evidenced by debt warrant certificates, may be issued under the debt warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other offered securities. If debt warrants are offered, the related prospectus supplement will describe the designation and terms of the debt warrants, including without limitation the following:

  .the offering price, if any;

  . the designation, aggregate principal amount and terms of the ACE debt securities purchasable upon exercise of the debt warrants;

  . if applicable, the date on and after which the debt warrants and the related offered securities will be separately transferable;

  . the principal amount of ACE debt securities purchasable upon exercise of one debt warrant and the price at which such principal amount of ACE debt securities may be purchased upon exercise;

  . the date on which the right to exercise the debt warrants shall commence and the date on which such right shall expire;

  .  a discussion of certain United States Federal income tax considerations;

  . whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

  . the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

  .  the antidilution provisions of the debt warrants; and

  .  any other terms of the debt warrants.

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  Warrantholders will not have any of the rights of holders of ACE debt securities, including the right to receive the payment of principal of, any premium or interest on, or any additional amounts with respect to, the ACE debt securities or to enforce any of the covenants of the ACE debt securities or the applicable ACE indenture except as otherwise provided in the applicable ACE indenture.

Exercise of Debt Warrants

  Debt warrants may be exercised by surrendering the debt warrant certificate at the office of the debt warrant agent, with the form of election to purchase on the reverse side of the debt warrant certificate properly completed and executed (with signature(s) guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange), and by payment in full of the exercise price, as set forth in the related prospectus supplement. Upon the exercise of debt warrants, ACE will issue the ACE debt securities in authorized denominations in accordance with the instructions of the exercising warrantholder. If less than all of the debt warrants evidenced by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining number of debt warrants.

                      DESCRIPTION OF PREFERRED SECURITIES

  Each ACE Trust will be governed by the terms of the applicable restated trust agreement. Under the restated trust agreement of an ACE Trust, the ACE Trust may issue, from time to time, only one series of preferred securities. The preferred securities will have the terms set forth in the restated trust agreement or made a part of the restated trust agreement by the Trust Indenture Act, and described in the related prospectus supplement. These terms will mirror the terms of the ACE INA subordinated debt securities purchased by the ACE Trust using the proceeds from the sale of its preferred securities and its common securities. The ACE INA subordinated debt securities issued to an ACE Trust will be guaranteed by ACE on a subordinated basis and are referred to as the "corresponding ACE INA subordinated debt securities" relating to that ACE Trust. See "Use of Proceeds."

  The following summary sets forth the material terms and provisions of each restated trust agreement and the preferred securities to which any prospectus supplement relates. Because this summary is not complete, you should refer to the form of restated trust agreement and to the Trust Indenture Act for complete information regarding the terms and provisions of that agreement and of the preferred securities, including the definitions of some of the terms used below. The form of restated trust agreement filed as an exhibit to the registration statement of which this prospectus forms a part is incorporated by reference in this summary. Whenever particular sections or defined terms of a restated trust agreement are referred to, such sections or defined terms are incorporated herein by reference, and the statements in connection with which such reference is made is qualified in its entirety by such reference.

Issuance, Status and Guarantee of Preferred Securities

  Under the terms of the restated trust agreement for each ACE Trust, the Administrative Trustees will issue the preferred securities on behalf of that ACE Trust. The preferred securities will represent preferred beneficial interests in the ACE Trust and the holders of the preferred securities will be entitled to a preference in certain circumstances as regards distributions and amounts payable on redemption or liquidation over the common securities of such ACE Trust, as well as other benefits under the corresponding restated trust agreement. The preferred securities of an ACE Trust will rank equally, and payments will be made on the preferred securities pro rata, with the common securities of that ACE Trust except as described under "--Subordination of Common Securities." The Property Trustee will hold legal title to the corresponding ACE INA subordinated debt securities in trust for the benefit of the holders of the related preferred securities and common securities. The common securities and the preferred securities of an ACE Trust are collectively referred to as the "trust securities" of that ACE Trust.

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  ACE will issue a guarantee agreement for the benefit of the holders of each
ACE Trust's preferred securities (the "preferred securities guarantee" for those preferred securities). Under each preferred securities guarantee, ACE will guarantee on a subordinated basis payment of distributions on the related preferred securities and amounts payable on redemption or liquidation of such preferred securities, but only to the extent that the related ACE Trust has funds on hand to make such payments. See "Description of Preferred Securities Guarantees."

Distributions

  Distributions on the preferred securities will be cumulative, will accumulate from the original issue date and will be payable on the dates as specified in the related prospectus supplement. In the event that any date on which distributions are payable on the preferred securities is not a Business Day, payment of the distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any additional distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, payment of such distribution shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable (each date on which distributions are payable in accordance with the foregoing, a "distribution date"). (Section 4.1). A "Business Day" is any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the trustee for the corresponding ACE INA subordinated debt securities is closed for business. (Section 1.1).

  Distributions on each preferred security will be payable at a rate specified in the related prospectus supplement. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months unless otherwise specified in the related prospectus supplement. Distributions to which holders of preferred securities are entitled will accumulate additional distributions at the rate per annum if and as specified in the related prospectus supplement. References to "distributions" include any accumulated or additional distributions unless otherwise stated. (Section 4.1).

  If provided in the applicable prospectus supplement, ACE INA has the right under the ACE INA subordinated indenture to defer the payment of interest at any time or from time to time on any series of corresponding ACE INA subordinated debt securities for an Extension Period which will be specified in the related prospectus supplement. No Extension Period may extend beyond the stated maturity of the corresponding ACE INA subordinated debt securities. See "Description of ACE INA Debt Securities and ACE Guarantee--Option to Extend Interest Payment Date." As a consequence of any such extension, distributions on the corresponding preferred securities would be deferred (but would continue to accumulate additional distributions at the rate per annum set forth in the prospectus supplement for such preferred securities, which will match the interest rate payable on the corresponding ACE INA subordinated debt securities during the Extension Period) by the ACE Trust which issued such preferred securities during any such Extension Period. (Section 4.1)

  The funds of each ACE Trust available for distribution to holders of its preferred securities will be limited to payments under the corresponding ACE INA subordinated debt securities in which the ACE Trust will invest the proceeds from the issuance and sale of its trust securities. If ACE INA or ACE does not make interest payments on those corresponding ACE INA subordinated debt securities, the Property Trustee will not have funds available to pay distributions on the related preferred securities. The payment of distributions (if and to the extent the ACE Trust has funds legally available for the payment of such distributions and cash sufficient to make such payments) is guaranteed by ACE on a limited basis as set forth herein under "Description of Preferred Securities Guarantees."

  Distributions on the preferred securities will be payable to the holders thereof as they appear on the register of such ACE Trust on the relevant record dates. As long as the preferred securities remain in book- entry form, the record dates will be one Business Day prior to the relevant distribution dates. Subject to any

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applicable laws and regulations and the provisions of the applicable restated
trust agreement, each distribution payment will be made as described under "Global Preferred Securities." In the event any preferred securities are not in book-entry form, the relevant record date for such preferred securities will be the date at least 15 days prior to the relevant distribution date, as specified in the related prospectus supplement. (Section 4.1)

Redemption or Exchange

  Mandatory Redemption. Upon any repayment or redemption, in whole or in part, of any corresponding ACE INA subordinated debt securities held by an ACE Trust, whether at stated maturity, upon earlier redemption or otherwise, the proceeds from such repayment or redemption shall simultaneously be applied by the Property Trustee, upon not less than 30 nor more than 60 days notice to holders of trust securities, to redeem, on a pro rata basis, preferred securities and common securities having an aggregate stated liquidation amount equal to the aggregate principal amount of the corresponding ACE INA subordinated debt securities so repaid or redeemed. The redemption price per trust security will be equal to the stated liquidation amount thereof plus accumulated and unpaid distributions thereon to the date of redemption, plus the related amount of premium, if any, and any additional amounts paid by ACE INA or ACE upon the concurrent repayment or redemption of the corresponding ACE INA subordinated debt securities (the "redemption price"). (Section 4.2) If less than all of any series of corresponding ACE INA subordinated debt securities are to be repaid or redeemed on a redemption date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the related preferred securities and the common securities. (Section 4.2)

  ACE INA will have the right to redeem any series of corresponding ACE INA subordinated debt securities (1) at any time, in whole but not in part, upon the occurrence of a Special Event and subject to the further conditions described under "Description of ACE INA Debt Securities and ACE Guarantee-- Redemption," or (2) as may be otherwise specified in the applicable prospectus supplement.

  Special Event Redemption or Distribution of Corresponding ACE INA Subordinated Debt Securities. If a Special Event relating to the preferred securities and common securities of an ACE Trust shall occur and be continuing, ACE INA has the right to redeem the corresponding ACE INA subordinated debt securities, in whole but not in part, and thereby cause a mandatory redemption of such preferred securities and common securities, in whole but not in part, at the redemption price within 90 days following the occurrence of the Special Event. At any time, ACE INA has the right to dissolve the related ACE Trust and after satisfaction of the liabilities of creditors of such ACE Trust as provided by applicable law, cause such corresponding ACE INA subordinated debt securities to be distributed to the holders of such preferred securities and common securities in liquidation of the ACE Trust. If ACE INA does not elect to redeem the corresponding ACE INA subordinated debt securities upon the occurrence of a Special Event, the applicable preferred securities will remain outstanding, and in the event a Tax Event has occurred and is continuing, Additional Sums may be payable on the corresponding ACE INA subordinated debt securities. "Additional Sums" means the additional amounts as may be necessary in order that the amount of distributions then due and payable by an ACE Trust on the outstanding preferred securities and common securities of the ACE Trust shall not be reduced as a result of any additional taxes, duties and other governmental charges to which such ACE Trust has become subject as a result of a Tax Event. (Section 1.1)

  On and from the date fixed for any distribution of corresponding ACE INA subordinated debt securities upon dissolution of an ACE Trust (1) the trust securities will no longer be deemed to be outstanding, (2) the depositary or its nominee, as the record holder of the applicable preferred securities, will receive a registered global certificate or certificates representing the corresponding ACE INA subordinated debt securities to be delivered upon such distribution, upon surrender of the related preferred securities certificates for exchange and (3) any certificates representing such preferred securities not so surrendered for exchange will be deemed to represent beneficial interests in the corresponding ACE INA subordinated debt securities having an aggregate principal amount equal to the aggregate stated liquidation amount of such preferred securities, and accruing interest at the rate provided for in such debt securities (which will equal the distribution rate on the preferred

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securities) until such certificates are presented to the Administrative
Trustees or their agent for exchange. (Section 9.4)

  There can be no assurance as to the market prices for the preferred securities or the corresponding ACE INA subordinated debt securities that may be distributed in exchange for preferred securities if a dissolution and liquidation of an ACE Trust were to occur. Accordingly, the preferred securities that you may purchase, or the corresponding ACE INA subordinated debt securities that you may receive on dissolution and liquidation of an ACE Trust, may trade at a discount to the price that you paid to purchase the preferred securities.

Redemption Procedures

  Preferred securities redeemed on each redemption date shall be redeemed at the redemption price with the applicable proceeds from the contemporaneous redemption of the corresponding ACE INA subordinated debt securities. Redemptions of the preferred securities shall be made and the redemption price shall be payable on each redemption date only to the extent that the related ACE Trust has funds on hand available for the payment of such redemption price. See also "--Subordination of Common Securities."

  If an ACE Trust gives a notice of redemption (which notice will be irrevocable) in respect of its preferred securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, the Property Trustee will deposit irrevocably with the depositary for the preferred securities funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of such preferred securities. If such preferred securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for such preferred securities funds sufficient to pay the applicable redemption price and will give such paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing such preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any preferred securities called for redemption shall be payable to the holders of such preferred securities on the relevant record dates for the related distribution dates. If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, all rights of the holders of such preferred securities so called for redemption will cease, except the right of the holders of such preferred securities to receive the redemption price, but without interest, and such preferred securities will cease to be outstanding. In the event that any date on which any redemption price is payable is not a Business Day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. In the event that payment of the redemption price in respect of preferred securities called for redemption is improperly withheld or refused and not paid either by the ACE Trust or by ACE pursuant to the preferred securities guarantee as described under "Description of Preferred Securities Guarantees", distributions on such preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by the ACE Trust for such preferred securities to the date such redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

  Subject to applicable law (including, without limitation, United States Federal securities law), ACE or its subsidiaries, including ACE INA, may at any time and from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement.

  Payment of the redemption price on the preferred securities shall be made to the applicable recordholders as they appear on the register for such preferred securities on the relevant record date, which shall be one Business Day prior to the relevant redemption date; provided, however, that in the event that any preferred securities are not in book-entry form, the relevant record date for such preferred securities shall be a date at least 15 days prior to the redemption date, as specified in the applicable prospectus supplement.

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  If less than all of the preferred securities and common securities issued by an ACE Trust are to be redeemed on a redemption date, then the aggregate liquidation amount of such preferred securities and common securities to be redeemed shall be allocated pro rata to the preferred securities and the common securities based upon the relative liquidation amounts of such classes. The particular preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the Property Trustee from the outstanding preferred securities not previously called for redemption, by such method (including without limitation by lot) as the Property Trustee shall deem fair and appropriate. The Property Trustee shall promptly notify the trust registrar in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount thereof to be redeemed. For all purposes of each restated trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the liquidation amount of preferred securities which has been or is to be redeemed.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of trust securities to be redeemed at its registered address. Unless each of ACE INA and ACE defaults in payment of the redemption price on the corresponding ACE INA subordinated debt securities, on and after the redemption date interest will cease to accrue on such ACE INA subordinated debt securities or portions thereof (and distributions will cease to accrue on the related preferred securities or portions thereof) called for redemption. (Section 4.2)

Subordination of Common Securities

  Payment of distributions on, and the redemption price of, each ACE Trust's preferred securities and common securities, as applicable, shall be made pro rata based on the liquidation amount of such preferred securities and common securities; provided, however, that if on any distribution date or redemption date an event of default under the corresponding ACE INA subordinated debt securities shall have occurred and be continuing, no payment of any distribution on, or redemption price of, any of the ACE Trust's common securities, and no other payment on account of the redemption, liquidation or other acquisition of such common securities, shall be made unless payment in full in cash of all accumulated and unpaid distributions on all of the ACE Trust's outstanding preferred securities for all distribution periods terminating on or prior thereto, or in the case of payment of the redemption price the full amount of such redemption price on all of the ACE Trust's outstanding preferred securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the ACE Trust's preferred securities then due and payable.

  In the case of any Event of Default under the restated trust agreement resulting from a event of default under the corresponding ACE INA subordinated debt securities, the holder of such ACE Trust's common securities will be deemed to have waived any right to act with respect to any such Event of Default under the applicable restated trust agreement until the effect of all such Events of Default with respect to such preferred securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the applicable restated trust agreement with respect to the preferred securities have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of such preferred securities and not on behalf of the holder of the ACE Trust's common securities, and only the holders of such preferred securities will have the right to direct the Property Trustee to act on their behalf. (Section 4.3)

Liquidation Distribution Upon Dissolution of ACE Trust

  Pursuant to each restated trust agreement, each ACE Trust shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of:

    1. certain events of bankruptcy, dissolution or liquidation of ACE INA or ACE;

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    2. the written direction to the Property Trustee from ACE INA, as
  Depositor, at any time (which direction is optional and wholly within the discretion of ACE INA, as Depositor) to dissolve the ACE Trust and distribute corresponding ACE INA subordinated debt securities having an aggregate principal amount equal to the aggregate stated liquidation amount of the trust securities to the holders of the trust securities in exchange for the trust securities;

    3. the redemption of all of the ACE Trust's trust securities following a Special Event;

    4. the redemption of all of the ACE Trust's preferred securities as described under "Description of Preferred Securities--Redemption or Exchange--Mandatory Redemption"; and

    5. the entry of an order for the dissolution of the ACE Trust by a court of competent jurisdiction. (Section 9.2)

  If an early dissolution occurs as described in clause (1), (2) or (5) above or upon the date designated for automatic dissolution of the ACE Trust, the ACE Trust shall be liquidated by the ACE Trustees as expeditiously as the ACE Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of such ACE Trust as provided by applicable law, to the holders of such trust securities corresponding ACE INA subordinated debt securities having an aggregate principal amount equal to the aggregate stated liquidation amount of the trust securities. However, if such distribution is determined by the Property Trustee not to be practical, such holders will be entitled to receive out of the assets of the ACE Trust available for distribution to holders, after satisfaction of liabilities to creditors of such ACE Trust as provided by applicable law, an amount equal to, in the case of holders of preferred securities, the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because such ACE Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by such ACE Trust on its preferred securities shall be paid on a pro rata basis. The Holder of such ACE Trust's common securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of its preferred securities, except that if an event of default under the corresponding ACE INA subordinated debt securities has occurred and is continuing, the preferred securities shall have a priority over the common securities. (Section 9.4)

Events of Default; Notice

Any one of the following events constitutes an "Event of Default" under each restated trust agreement with respect to the applicable preferred securities (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

  (1) the occurrence of an event of default in respect of the corresponding ACE INA subordinated debt securities (see "Description of ACE INA Debt Securities and ACE Guarantee--Events of Default"); or

  (2) default by the Property Trustee in the payment of any distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

  (3) default by the Property Trustee in the payment of any redemption price of any trust security when it becomes due and payable; or

  (4) default in the performance, or breach, in any material respect, of any covenant or warranty of the ACE Trustees in such restated trust agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (2) or (3) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting ACE Trustee or Trustees by the holders of at least 25% in aggregate liquidation preference of the outstanding preferred securities of the applicable ACE Trust, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under such restated trust agreement; or

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  (5) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by ACE INA, as Depositor, to appoint a successor Property Trustee within 60 days thereof. (Section 1.1)

  Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of such ACE Trust's preferred securities, the Administrative Trustees and ACE INA, as Depositor, unless such Event of Default shall have been cured or waived. (Section 8.2) ACE INA, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under each restated trust agreement. (Sections 8.15 and 8.16)

  If an event of default under the corresponding ACE INA subordinated debt securities has occurred and is continuing, the preferred securities shall have a preference over the common securities upon dissolution of each ACE Trust as described above. See "--Liquidation Distribution Upon Dissolution of ACE Trust." The existence of an Event of Default under the restated trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof.

Removal of ACE Trustees

  Unless a event of default under the corresponding ACE INA subordinated debt securities shall have occurred and be continuing, any ACE Trustee may be removed at any time by the holder of the common securities. If an event of default under the corresponding ACE INA subordinated debt securities has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding preferred securities. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the holder of the common securities. No resignation or removal of an ACE Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable restated trust agreement.
(Section 8.10)

Co-Trustees and Separate Property Trustee

  Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the property of any ACE Trust may at the time be located, ACE INA, as Depositor, and the Administrative Trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of the property of such ACE Trust, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable restated trust agreement. In case an event of default under the corresponding ACE INA subordinated debt securities has occurred and is continuing, the Property Trustee alone shall have power to make such appointment. (Section 8.9)

Merger or Consolidation of ACE Trustees

  Any corporation into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such ACE Trustee shall be a party shall be the successor of such ACE Trustee under each restated trust agreement, provided such corporation shall be otherwise qualified and eligible. (Section 8.12)

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Mergers, Consolidations, Amalgamations or Replacements of the ACE Trusts

  An ACE Trust may not merge with or into, convert into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other entity, except as described below or as described in "Liquidation Distribution Upon Dissolution of ACE Trust." An ACE Trust may, at the request of ACE INA, with the consent of only the Administrative Trustees and without the consent of the holders of the preferred securities, merge with or into, convert into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State, provided, that

    1. such successor entity either (a) expressly assumes all of the obligations of such ACE Trust with respect to the preferred securities or
  (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (the "Successor Securities") so long as the Successor Securities rank the same as the preferred securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise,

    2. ACE expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the corresponding ACE INA subordinated debt securities,

    3. the Successor Securities are listed or traded, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the preferred securities are then listed or traded, if any,

    4. such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the preferred securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization,

    5. such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any Successor Securities) in any material respect,

    6. such successor entity has a purpose substantially identical to that of the ACE Trust,

    7. prior to such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, ACE INA has received an opinion from independent counsel to the ACE Trust experienced in such matters to the effect that (a) such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any Successor Securities) in any material respect, and (b) following such merger, conversion, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the ACE Trust nor any successor entity will be required to register as an "investment company" under the Investment Company Act, and

    8. ACE INA or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the preferred securities guarantee.

  Notwithstanding the foregoing, an ACE Trust shall not, except with the consent of holders of 100% in liquidation amount of the preferred securities, consolidate, amalgamate, merge with or into, convert into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, convert into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the ACE Trust or the successor entity to be classified as other than a grantor trust for United States Federal income tax purposes. (Section 9.5)

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Voting and Preemptive Rights

  Except as provided below and under "--Removal of ACE Trustees," "Description of ACE INA Debt Securities and ACE Guarantee--Events of Default," "Description of Preferred Securities Guarantees--Amendments and Assignment" and as otherwise required by law and the applicable restated trust agreement, the holders of the preferred securities will have no voting rights. Holders of the preferred securities have no preemptive or similar rights. (Sections 5.14 and 6.1)

Amendment of Restated Trust Agreements

  Each restated trust agreement may be amended from time to time by ACE INA and the ACE Trustees, without the consent of the holders of the trust securities:

    1. to cure any ambiguity, correct or supplement any provisions in such restated trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under such restated trust agreement, which shall not be inconsistent with the other provisions of such restated trust agreement, or

    2. to modify, eliminate or add to any provisions of such restated trust agreement to such extent as shall be necessary to ensure that the ACE Trust will be classified for United States Federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the ACE Trust will not be required to register as an "investment company" under the Investment Company Act;

provided, however, that in the case of clause (1), such action shall not adversely affect in any material respect the interests of any holder of trust securities. Any such amendments of a restated trust agreement shall become effective when notice thereof is given to the holders of trust securities of the applicable ACE Trust.

  Each restated trust agreement may be amended by the ACE Trustees and ACE INA with the consent of holders representing not less than a majority (based upon liquidation amounts) of the outstanding trust securities, and receipt by the ACE Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the ACE Trustees in accordance with such amendment will not affect the ACE Trust's status as a grantor trust for United States Federal income tax purposes or the ACE Trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, such restated trust agreement may not be amended to:

    1. change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or

    2. restrict the right of a holder of trust securities to institute suit for the enforcement of any such payment on or after such date. (Section 10.2)

  So long as any corresponding ACE INA subordinated debt securities are held by the Property Trustee, the ACE Trustees shall not:

    1. direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the ACE INA subordinated indenture, or executing any trust or power conferred on that trustee with respect to such corresponding ACE INA subordinated debt securities,

    2. waive any past default that is waivable under Section 5.13 of the ACE INA subordinated indenture (as described in "Description of the ACE INA Debt Securities and ACE Guarantee-- Modification and Waiver"),

    3. exercise any right to rescind or annul a declaration that the principal of all the ACE INA subordinated debt securities shall be due and payable, or

    4. consent to any amendment, modification or termination of the ACE INA subordinated indenture or such corresponding ACE INA subordinated debt securities, where such consent shall be required,

without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities.

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  However, where a consent under the ACE INA subordinated indenture would require the consent of each holder of corresponding ACE INA subordinated debt securities affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the corresponding preferred securities. The ACE Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The Property Trustee shall notify each holder of preferred securities of any notice of default with respect to the corresponding ACE INA subordinated debt securities. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the ACE Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the ACE Trust will not be classified as an association taxable as a corporation for United States Federal income tax purposes on account of such action. (Section 6.1)

  Any required approval or action of holders of preferred securities may be given or taken at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of preferred securities are entitled to vote to be given to each holder of record of preferred securities in the manner set forth in each restated trust agreement. (Sections 6.2, 6.3 and 6.6)

  No vote or consent of the holders of preferred securities will be required for an ACE Trust to redeem and cancel its preferred securities in accordance with the applicable restated trust agreement.

  Notwithstanding that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by ACE INA, the ACE Trustees or any affiliate of ACE INA or any ACE Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

  The preferred securities of an ACE Trust may be issued in whole or in part in the form of one or more global preferred securities that will be deposited with, or on behalf of, the depositary identified in the prospectus supplement.

  The specific terms of the depositary arrangement with respect to the preferred securities of an ACE Trust will be described in the related prospectus supplement. ACE INA anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a global preferred security, and the deposit of such global preferred security with or on behalf of the depositary, the depositary for such global preferred security or its nominee will credit, on its bookentry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by such global preferred securities to the accounts of participants. Such accounts shall be designated by the underwriters or agents with respect to such preferred securities or by ACE INA if such preferred securities are offered and sold directly by ACE INA. Ownership of beneficial interests in a global preferred security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global preferred security.

  So long as the depositary for a global preferred security, or its nominee, is the registered owner of such global preferred security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by such global preferred security for all purposes under the restated trust agreement governing such preferred securities. Except as provided below, owners of beneficial

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interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by such global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any such preferred securities in definitive form and will not be considered the owners or holders thereof under the restated trust agreement.

  Payments of any liquidation amount, premium or distributions in respect of individual preferred securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global preferred security representing such preferred securities. None of ACE, ACE INA, the Property Trustee, any paying agent, or the securities registrar for such preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing such preferred securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  ACE INA expects that the depositary or its nominee, upon receipt of any payment in respect of a global preferred security representing any ACE Trust's preferred securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of such global preferred security for such preferred securities as shown on the records of such depositary or its nominee. ACE INA also expects that payments by participants to owners of beneficial interests in such global preferred security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

  Unless otherwise specified in the applicable prospectus supplement, the restated trust agreement of each ACE Trust will provide that (1) if ACE INA advises the ACE Trustees in writing that the depositary is no longer willing or able to act as depositary and ACE fails to appoint a qualified successor within 90 days, (2) ACE INA at its option advises the ACE Trustees in writing that it elects to terminate the book-entry system through the depositary or (3) after the occurrence of an event of default under the corresponding ACE INA subordinated debt securities, owners of preferred securities representing at least a majority of liquidation amount of such preferred securities advise the Property Trustee in writing that the continuation of a book-entry system through the depositary is no longer in their best interests, then the global preferred securities will be exchanged for preferred securities in definitive form in accordance with the instructions of the depositary. It is expected that such instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global preferred securities. Individual preferred securities so issued will be issued in authorized denominations.

Payment and Paying Agency

  Payments of distributions in respect of the preferred securities shall be made to the depositary, which shall credit the relevant accounts at the depositary on the applicable distribution dates or, if any ACE Trust's preferred securities are not held by the depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the register that ACE Trust. (Section 4.4) Unless otherwise specified in the applicable prospectus supplement, the paying agent shall initially be The First National Bank of Chicago and any co-paying agent chosen by The First National Bank of Chicago and acceptable to the Administrative Trustees and ACE. The paying agent shall be permitted to resign as paying agent upon 30 days written notice to the Administrative Trustees, the Property Trustee and ACE INA. In the event The First National Bank of Chicago shall no longer be the paying agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and ACE INA) to act as paying agent. (Section 5.9)

Registrar and Transfer Agent

  Unless otherwise specified in the applicable prospectus supplement, The First National Bank of Chicago will act as registrar and transfer agent for the preferred securities.

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  Registration of transfers and exchanges of preferred securities will be effected without charge by or on behalf of each ACE Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The ACE Trusts will not be required to register or cause to be registered the transfer of their preferred securities after such preferred securities have been called for redemption. (Section 5.4)

Information Concerning the Property Trustee

  The Property Trustee undertakes to perform only those duties specifically set forth in each restated trust agreement, provided that it must exercise the same degree of care as a prudent person would exercise in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the applicable restated trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If in performing its duties under the restated trust agreement, the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the applicable restated trust agreement or is unsure of the application of any provision of the applicable restated trust agreement, and the matter is not one on which holders of preferred securities are entitled under such restated trust agreement to vote, then the Property Trustee shall take such action as is directed by ACE INA. If it is not so directed, the Property Trustee shall take such action as it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct. (Sections 8.1 and 8.3)

Administrative Trustees

  The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the ACE Trusts in such a way that no ACE Trust will be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States Federal income tax purposes and so that the corresponding ACE INA subordinated debt securities will be treated as indebtedness of ACE INA for United States Federal income tax purposes. In this connection, ACE INA and the Administrative Trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust of each ACE Trust or each restated trust agreement, that ACE INA and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the related preferred securities.

                 DESCRIPTION OF PREFERRED SECURITIES GUARANTEES

  Concurrently with the issuance by each ACE Trust of its preferred securities, ACE will execute and deliver a preferred securities guarantee for the benefit of the holders from time to time of such preferred securities. The First National Bank of Chicago will act as indenture trustee ("Guarantee Trustee") under each preferred securities guarantee for the purposes of compliance with the Trust Indenture Act, and each preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. Because the following summary of certain provisions of the preferred securities guarantees is not complete, you should refer to the form of preferred securities guarantee and the Trust Indenture Act for more complete information regarding the provisions of each preferred securities guarantee, including the definitions of some of the terms used below. The form of the preferred securities guarantee has been filed as an exhibit to the registration statement of which this prospectus forms a part. Reference in this summary to preferred securities means that ACE Trust's preferred securities to which a preferred securities guarantee relates. The Guarantee Trustee will hold each preferred securities guarantee for the benefit of the holders of the related ACE Trust's preferred securities.

General

  ACE will irrevocably agree to pay in full on a subordinated basis, to the extent described herein, the Guarantee Payments (as defined below) (without duplication of amounts theretofore paid by or on behalf of the ACE Trust) to the holders of the preferred securities, as and when due, regardless of any defense, right of setoff

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or counterclaim that such ACE Trust may have or assert other than the defense of payment. The following payments with respect to the preferred securities, to the extent not paid by or on behalf of the related ACE Trust (the "Guarantee Payments"), will be subject to the preferred securities guarantee:

    1. any accrued and unpaid distributions required to be paid on such preferred securities, to the extent that the ACE Trust has funds on hand available for payment at such time,

    2. the redemption price, including all accrued and unpaid distributions to the redemption date, with respect to any preferred securities called for redemption, to the extent that the ACE Trust has funds on hand available for payment at such time, and

    3. upon a voluntary or involuntary dissolution, winding up or liquidation of the ACE Trust (unless the corresponding ACE INA subordinated debt securities are distributed to holders of such preferred securities), the lesser of (a) the Liquidation Distribution, to the extent such ACE Trust has funds available for payment at such time and (b) the amount of assets of such ACE Trust remaining available for distribution to holders of preferred securities.

  ACE's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by ACE to the holders of the applicable preferred securities or by causing the ACE Trust to pay such amounts to such holders. (Section 5.1)

  Each preferred securities guarantee will be an irrevocable guarantee on a subordinated basis of the related ACE Trust's payment obligations under the preferred securities, but will apply only to the extent that such related ACE Trust has funds sufficient to make such payments. Each preferred securities guarantee is, to that extent, a guarantee of payment and not a guarantee of collection. See "--Status of the Preferred Securities Guarantees."

  If ACE INA or ACE does not make interest payments on the corresponding ACE INA subordinated debt securities held by an ACE Trust, the ACE Trust will not be able to pay distributions on the preferred securities and will not have funds legally available for payment. Each preferred securities guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of ACE (including all ACE debt securities and ACE's obligations as guarantor under the ACE INA subordinated indenture) as described below under "--Status of the Preferred Securities Guarantees" and in the related prospectus supplement. Because ACE is a holding company, its rights and the rights of its creditors (including the holders of preferred securities who are creditors of ACE by virtue of a preferred securities guarantee) and shareholders, to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that ACE may itself be a creditor with recognized claims against the subsidiary. The right of creditors of ACE (including the holders of preferred securities who are creditors of ACE by virtue of a preferred securities guarantee) to participate in the distribution of stock owned by ACE in certain of its subsidiaries, including ACE's insurance subsidiaries, may also be subject to approval by certain insurance regulatory authorities having jurisdiction over such subsidiaries. Except as otherwise provided in the applicable prospectus supplement, the preferred securities guarantees do not limit the ability of ACE or ACE INA to incur or issue other secured or unsecured debt, whether under an indenture or otherwise.

  ACE's obligations described herein and in any accompanying prospectus supplement, through the applicable preferred securities guarantee, the applicable restated trust agreement, the ACE INA subordinated indenture (including the ACE guarantee of the ACE INA subordinated debt securities) and any supplemental indentures thereto and the expense agreement described below, taken together, constitute a full, irrevocable and unconditional guarantee by ACE of payments due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the ACE Trust's obligations under the preferred securities. See "The ACE Trusts," "Description of Preferred Securities," and "Description of ACE INA Debt Securities and ACE Guarantee."

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

  ACE will also agree to guarantee the obligations of each ACE Trust with respect to the common securities issued by the ACE Trust to the same extent as under the preferred securities guarantee, except that if an Event of Default under the ACE INA subordinated indenture has occurred and is continuing, the holders of preferred securities under the preferred securities guarantee will have priority over the holders of the common securities under the common securities guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

Status of the Preferred Securities Guarantees

  Each preferred securities guarantee will constitute an unsecured obligation of ACE and will rank subordinate and junior in right of payment to all Senior Indebtedness of ACE (including all ACE debt securities and ACE's obligations as guarantor under the ACE INA subordinate indenture). (Section 6.2) For purposes of any preferred securities guarantee, "Senior Indebtedness" means all Indebtedness of ACE (including its obligations as guarantor under the ACE INA subordinated indenture) outstanding at any time, except (a) the Indebtedness under the preferred securities guarantee, (b) Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is subordinated to or ranks equally with the preferred securities guarantee or to other Indebtedness of ACE which is subordinated to or ranks equally with the preferred securities guarantee, (c) Indebtedness of ACE to an affiliate of ACE, (d) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against ACE in a proceeding under federal or state bankruptcy laws, (e) trade accounts payable and (f) similar preferred securities guarantees issued by ACE on behalf of holders of preferred securities of any other ACE Trust or any trust, partnership or other entity affiliated with ACE which is a financing vehicle of ACE or any affiliate of ACE in connection with the issuance by such entity of preferred securities or other similar securities that are guaranteed by ACE pursuant to an instrument that ranks equally with or junior in right of payment to the preferred securities guarantee. "Indebtedness" has the same meaning given to that term under the ACE indentures. (Section 1.1).

  Each preferred securities guarantee will rank equally with all other similar preferred securities guarantees issued by ACE on behalf of holders of preferred securities of any other ACE Trust or any trust, partnership or other entity affiliated with ACE which is a financing vehicle of ACE or any affiliate of ACE in connection with the issuance by such entity of preferred securities or other similar securities that are guaranteed by ACE pursuant to an instrument that ranks equally with or junior in right of payment to the preferred securities guarantee. (Section 6.3). Each preferred securities guarantee will constitute a guarantee of payment and not of collection. This means that the guaranteed party may, to the extent permitted by law, institute a legal proceeding directly against ACE to enforce its rights under the preferred securities guarantee without first instituting a legal proceeding against any other person or entity (including the applicable ACE Trust) (Section 5.4). Each preferred securities guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the ACE Trust or upon distribution to the holders of the preferred securities of the corresponding ACE INA subordinated debt securities. None of the preferred securities guarantees places a limitation on the amount of additional Indebtedness that may be incurred by ACE or ACE INA. ACE expects from time to time to incur additional Indebtedness that will rank senior to the preferred securities guarantees.

Payment of Additional Amounts

  ACE will make all Guarantee Payments pursuant to the preferred securities guarantee without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands or Bermuda (each, a "taxing jurisdiction") or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding

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by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, ACE will, subject to certain limitations and exceptions described below, pay to the holder of any related preferred securities such additional amounts as may be necessary so that every Guarantee Payment pursuant to the preferred securities guarantee made to such holder, after such withholding or deduction, will not be less than the amount provided for in such preferred securities guarantee to be then due and payable.

  ACE will not be required to pay any additional amounts for or on account of:

    1. any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder
  (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of preferred securities, or receipt of payment under such preferred securities, (b) presented such preferred security for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such preferred security could not have been presented for payment elsewhere, or (c) presented such preferred security for payment more than 30 days after the date on which the payment in respect of such preferred security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such preferred security for payment on any day within that 30-day period;

    2. any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

    3. any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such preferred security to comply with any reasonable request by ACE or the applicable ACE Trust addressed to the holder within 90 days of such request
  (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which in either case is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

    4. any combination of items (1), (2) and (3).

  In addition, ACE will not pay any additional amounts with respect to any Guarantee Payment to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the related preferred security to the extent such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such preferred security. (Section 5.8)

Amendments and Assignment

  Except with respect to any changes which do not materially adversely affect the rights of holders of the related preferred securities (in which case no consent will be required), no preferred securities guarantee may be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of such outstanding preferred securities. (Section 8.2). All guarantees and agreements contained in each preferred securities guarantee shall bind the successors, assigns, receivers, trustees and representatives of ACE and shall inure to the benefit of the holders of the related preferred securities then outstanding. (Section 8.1) Except in connection with a consolidation, amalgamation or merger or conveyance, transfer or lease involving ACE that is permitted under the ACE INA subordinated indenture and under which the person formed by such

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consolidation or amalgamation or into which ACE is merged or which acquires or leases the properties and assets of ACE agrees in writing to perform ACE's obligations under the preferred securities guarantee, ACE may not assign its obligations thereunder.

Events of Default

  An event of default under each preferred securities guarantee will occur upon the failure of ACE to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate liquidation amount of the related preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such preferred securities guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such preferred securities guarantee. (Section 5.4)

  Any holder of the preferred securities may institute a legal proceeding directly against ACE to enforce its rights under such preferred securities guarantee without first instituting a legal proceeding against the ACE Trust, the Guarantee Trustee or any other person or entity. (Section 5.4)

  ACE, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not ACE is in compliance with all the conditions and covenants applicable to it under the preferred securities guarantee. (Section 2.4)

Information Concerning the Guarantee Trustee

  The Guarantee Trustee, other than during the occurrence and continuance of a default by ACE in performance of any preferred securities guarantee, undertakes to perform only such duties as are specifically set forth in each preferred securities guarantee and, after default with respect to any preferred securities guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. (Section 3.1). Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by any preferred securities guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses, and liabilities that might be incurred thereby. (Section 3.2)

Termination of the Preferred Securities Guarantees

  Each preferred securities guarantee will terminate and be of no further force and effect upon (1) full payment of the redemption price of the related preferred securities, (2) the distribution of the corresponding ACE INA subordinated debt securities to the holders of the related preferred securities or (3) upon full payment of the amounts payable upon liquidation of the related ACE Trust. Each preferred securities guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related preferred securities must restore payment of any sums paid with respect to such preferred securities or such preferred securities guarantee. (Section 7.1)

New York Law to Govern

  Each preferred securities guarantee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and performed in that state. (Section 8.5)

The Expense Agreement

  Pursuant to the expense agreement entered into by ACE under the restated trust agreement, ACE will irrevocably and unconditionally guarantee to each person or entity to whom an ACE Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the ACE Trust, other than obligations of the ACE Trust to pay to the holders of the preferred securities or other similar interests in the ACE Trust of the amounts due such holders pursuant to the terms of the preferred securities or such other similar interests, as the case may be.

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                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

  ACE may issue stock purchase contracts, representing contracts obligating holders to purchase from ACE, and obligating ACE to sell to the holders, a specified number of ordinary shares at a future date or dates. The price per ordinary share may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units consisting of a stock purchase contract and, as security for the holder's obligations to purchase the ordinary shares under the stock purchase contracts, either (1) senior debt securities or subordinated debt securities of ACE INA, fully and unconditionally guaranteed by ACE, (2) debt obligations of third parties, including U.S. Treasury securities, or (3) preferred securities of an ACE Trust. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

  The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to
(1) the stock purchase contracts, (2) the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and (3) if applicable, the prepaid stock purchase contracts and the document pursuant to which such prepaid stock purchase contracts will be issued.

                              PLAN OF DISTRIBUTION

  ACE, ACE INA and/or any ACE Trust may sell offered securities in any one or more of the following ways from time to time: (1) through agents; (2) to or through underwriters; (3) through dealers; or (4) directly to purchasers. The prospectus supplement with respect to the offered securities will set forth the terms of the offering of the offered securities, including the name or names of any underwriters, dealers or agents; the purchase price of the offered securities and the proceeds to ACE, ACE INA and/or an ACE Trust from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Offers to purchase offered securities may be solicited by agents designated by ACE from time to time. Any such agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by ACE, ACE INA and/or the applicable ACE Trust to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities so offered and sold.

  If offered securities are sold by means of an underwritten offering, ACE, ACE INA and/or the applicable ACE Trust will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to make resales of the offered securities. If underwriters are utilized in the sale of the offered securities, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the offered securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all such offered securities of a series if any are purchased.

  ACE, ACE INA and/or the applicable ACE Trust may grant to the underwriters options to purchase additional offered securities, to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the prospectus supplement relating thereto. If ACE, ACE INA and/or the applicable ACE Trust grants any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

  If a dealer is utilized in the sales of offered securities in respect of which this prospectus is delivered, ACE, ACE INA and/or the applicable ACE Trust will sell such offered securities to the dealer as principal. The dealer may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the offered securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

  Offers to purchase offered securities may be solicited directly by ACE, ACE INA and/or the applicable ACE Trust and the sale thereof may be made by ACE, ACE INA and/or the applicable ACE Trust directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the related prospectus supplement.

  Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for ACE, ACE INA and/or the applicable ACE Trust. Any remarketing firm will be identified and the terms of its agreements, if any, with ACE, ACE INA and/or an ACE Trust and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities remarketed thereby.

  Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements entered into with ACE, ACE INA and/or the applicable ACE Trust to indemnification by ACE, ACE INA and/or the applicable ACE Trust against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

  If so indicated in the prospectus supplement, ACE, ACE INA and/or the applicable ACE Trust will authorize underwriters or other persons acting as ACE's, ACE INA's and/or the applicable ACE Trust's agents to solicit offers by certain institutions to purchase offered securities from ACE, ACE INA and/or the applicable ACE Trust, pursuant to contracts providing for payments and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by ACE, ACE INA and/or the applicable ACE Trust. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Each series of offered securities will be a new issue and, other than the ordinary shares, which are listed on the NYSE, will have no established trading market. ACE, ACE INA and/or the applicable ACE Trust may elect to list any series of offered securities on an exchange, and in the case of the ordinary shares, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, none of ACE, ACE INA or any ACE Trust shall be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the offered securities.

  Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, ACE and its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

  Certain legal matters with respect to United States and New York law will be passed upon for ACE, ACE INA and the ACE Trusts by Mayer, Brown & Platt, Chicago, Illinois. The validity of the preferred securities under Delaware law will be passed upon on behalf of ACE, ACE INA and the ACE Trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain legal matters with respect to Cayman Islands law will be passed upon for ACE by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies. Certain legal matters with respect to Bermuda law will be passed upon for ACE by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters will be passed upon for the underwriters, dealers or agents, if any, by Brown & Wood LLP, New York, New York. Mayer, Brown & Platt and Brown & Wood LLP will rely on the opinion of Maples and Calder with respect to Cayman Islands law and the opinion of Conyers, Dill & Pearman with respect to Bermuda law.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference to ACE's Annual Report on Form 10-K for the year ended September 30, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. Any audited financial statements and schedules that are incorporated or that are deemed to be incorporated by reference into this prospectus that are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents of these accountants filed with the SEC.

The CIGNA Corporation Property and Casualty Businesses Combined Financial Statements incorporated in this prospectus by reference to ACE's Form 8-K current report (date of earliest event reported: May 19, 1999) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                     ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

  ACE is a Cayman Islands company. In addition, some of its officers and directors, as well as some of the experts named in this prospectus, reside outside the United States, and all or much of its assets and their assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against ACE or them on judgments of U.S. courts, including judgments based upon the civil liability provisions of the U.S. Federal securities laws. However, investors may serve ACE with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. Federal securities laws relating to offers and sales of the securities covered by this prospectus by serving CT Corporation System, 1633 Broadway, New York, New York 10019, its United States agent irrevocably appointed for that purpose.

  ACE has been advised by Maples and Calder, its Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws obtained in actions against it or its directors and officers, as well as experts named in this prospectus, who reside outside the United States or (ii) original actions brought in the Cayman Islands against such persons or ACE predicated solely upon U.S. Federal securities laws. ACE has also been advised by Maples and Calder that there is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are grounds upon which Cayman Islands courts may not enforce judgments of United States courts. Certain remedies available under the laws of United States jurisdictions, including certain remedies available under the U.S. Federal securities laws, would not be allowed in Cayman Islands courts as contrary to that nations's public policy.

                      WHERE YOU CAN FIND MORE INFORMATION

ACE

  ACE files annual, quarterly and special reports, proxy statements and other information with the SEC. ACE's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document ACE files with the SEC at its public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. ACE's SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of ACE's public filings at the NYSE, you should call (212) 656-5060.

  ACE is allowed to "incorporate by reference" the information it files with the SEC, which means that ACE can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that ACE files subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. ACE incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that ACE, ACE INA and the ACE Trusts sell all of the securities offered by this prospectus:

  .  ACE's Annual Report on Form 10-K for the fiscal year ended September 30,
     1998;

  . ACE's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

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

  .  ACE's Current Report on Form 8-K filed December 23, 1998;

  .  ACE's Current Report on Form 8-K filed January 14, 1999;

  .  ACE's Current Report on Form 8-K/A filed January 14, 1999;

  .  ACE's Current Report on Form 8-K filed May 10, 1999;

  .  ACE's Current Report on Form 8-K filed May 19, 1999; and

  .  ACE's Current Report on Form 8-K filed July 19, 1999.

  You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning ACE at the following address:

           Investor Relations
           ACE Limited
           The ACE Building
           30 Woodbourne Avenue
           Hamilton, HM 08, Bermuda
           Telephone: (441) 299-9283
ACE INA

  ACE INA is a newly formed entity and has no direct operations. ACE INA is directly and indirectly wholly owned by ACE. The obligations of ACE INA under its debt securities will be fully and unconditionally guaranteed by ACE. See "Description of ACE INA Debt Securities and ACE Guarantee." ACE INA is not currently subject to the information reporting requirements under the Exchange Act. ACE INA will become subject to the reporting requirements upon the effectiveness of the registration statement that contains this prospectus, although ACE INA intends to seek and expects to receive an exemption from those requirements. So long as any guaranteed debt securities of ACE INA are outstanding, ACE will include in the footnotes to its audited consolidated financial statements summarized consolidated financial information concerning ACE INA.

The ACE Trusts

  There are no separate financial statements of the ACE Trusts in this prospectus. ACE does not believe the financial statements would be helpful to the holders of the preferred securities of the ACE Trusts because:

  . ACE, a reporting company under the Exchange Act, will directly or indirectly own all of the voting securities of each ACE Trust;

  . None of the ACE Trusts has any independent operations or proposes to engage in any activity other than issuing securities representing undivided beneficial interests in the assets of the ACE Trust and investing the proceeds in subordinated debt securities issued by ACE INA and fully and unconditionally guaranteed by ACE; and

  . The obligations of each ACE Trust under the preferred securities will be fully and unconditionally guaranteed by ACE. See "Description of ACE INA Debt Securities and ACE Guarantee" and "Description of Preferred Securities Guarantees."

  None of the ACE Trusts is currently subject to the information reporting requirements of the Exchange Act. Each ACE Trust will become subject to the requirements upon the effectiveness of the registration statement that contains this prospectus, although each ACE Trust intends to seek and expects to receive an exemption from those requirements. If the ACE Trusts did not receive such an exemption, the expenses of operating the ACE Trusts would increase, as would the likelihood that ACE would exercise its option to dissolve and liquidate the ACE Trusts early.


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

                                                                      Appendix A



                                --------------

                         Excerpts from Annual Report on
                Form 10-K for the year ended September 30, 1998

                                --------------

                                    PART I

Item 1. Business

  Certain terms used below are defined in the "Glossary of Selected Insurance Terms" appearing on page 23.

Safe Harbor Disclosure

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions), (ii) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates, (iii) the legal environment, (iv) the uncertainties of the reserving process, (v) loss of the services of any of the Company's executive officers, (vi) changing rates of inflation and other economic conditions, (vii) losses due to foreign currency exchange rate fluctuations, (viii) ability to collect reinsurance recoverables, (ix) the competitive environment in which the Company operates, (x) the impact of mergers and acquisitions, (xi) the impact of Year 2000 related issues, (xii) developments in global financial markets which could affect the Company's investment portfolio, and (xiii) risks associated with the introduction of new products and services. The words "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," or "will continue" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

  ACE Limited ("ACE") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its principal business office in Bermuda. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA"), Tempest Reinsurance Company Limited ("Tempest Re") and CAT Limited ("CAT") and its Dublin, Ireland based subsidiaries, ACE Bermuda Company Europe Limited ("AICE") and ACE Reinsurance Company Europe Limited ("ARCE"), provides a broad range of insurance and reinsurance products for a diverse group of international clients. Through its U.S. based subsidiary, ACE USA, Inc. (formerly Westchester Specialty Group, Inc.) ("ACE USA"), the Company provides commercial property, umbrella liability, specialty program business, warranty, errors and omissions and directors and officers coverages as well as a captive management reinsurance facility to a broad range of clients in the United States. In addition, the Company provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Methuen Underwriting Limited ("MUL"), ACE London Aviation Limited ("ALA"), ACE London Underwriting Limited ("ALU") and Charman Underwriting Agencies Ltd. ("CUAL"), each indirect wholly owned subsidiaries of ACE. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to herein as "ACE Global Markets."

  The Company's long-term business strategy focuses on achieving underwriting profits and providing value to its clients and shareholders through the utilization of its growing capital base within the insurance and reinsurance markets. As part of this strategy, the Company acquired CODA in 1993, and diversified its product portfolio in ACE Bermuda from excess liability insurance and directors and officers liability insurance to accommodate the needs of its expanding, global client base of multinational corporations by adding satellite insurance, aviation insurance, excess property insurance and financial lines products during 1994 and 1995. This diversification added balance to the risk of the existing portfolio of insurance products and enhanced the Company's overall profit potential while utilizing its existing capital base. The Company continued its strategic diversification with the acquisition in March 1996 of Methuen Group Limited ("Methuen"), the holding company for MUL, and in July 1996 of Tempest Re, a leading Bermuda-based property catastrophe reinsurer. The short-tail nature of the property catastrophe business and shorter loss payout patterns complemented the generally longer-tail nature of the Company's other product lines.

  Also in November 1996, the Company acquired Ockham Worldwide Holdings plc which was renamed ACE London Holdings Limited ("ACE London"). ACE London owns two Lloyd's managing agencies, ALA and ALU.

  In March 1997, the Company, together with two other insurance companies, formed Sovereign Risk Insurance Limited ("Sovereign"), a Bermuda-based managing general agency, to provide underwriting services to the three organizations for political risk insurance coverage. Sovereign issues subscription policies with the Company assuming 50 percent of each risk underwritten.

  On September 30, 1997, the Company announced the incorporation of AICE, as part of the International Financial Services Centre in Dublin, Ireland. AICE has been granted a license to write all 18 classes of non-life insurance in all member states of the European Union. The Company also operates ARCE, a Dublin-based reinsurance company. ARCE provides flexibility mainly to European corporations that wish to access the Company's products using different structures.

  On January 2, 1998, the Company acquired ACE USA, through its newly-created U.S. holding company, ACE US Holdings, Inc ("ACE US"). In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years.

  On April 1, 1998, the Company acquired CAT Limited, a privately held, Bermuda-based property catastrophe reinsurer. This acquisition increased the Company's already significant participation in the international property catastrophe reinsurance market.

  On July 9, 1998, the Company completed the acquisition of Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency CUAL and Tarquin Underwriting Limited, its corporate capital provider. The CUAL managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance.

  The following table sets forth an analysis of gross premiums written by subsidiary for each of the years ended September 30, 1998, 1997 and 1996:

                                      For the Years Ended September 30,
                              --------------------------------------------------
                               Gross            Gross            Gross
                                1998             1997             1996
                              Premiums         Premiums         Premiums
                              Written  Percent Written  Percent Written  Percent
                              -------- ------- -------- ------- -------- -------
                                                (in millions)
   ACE Bermuda............... $  521.6   42%    $523.2    55%    $581.6    68%
   ACE Global Markets (1)....    436.3   35%     316.5    33%     243.6    28%
   Tempest Re (2)............    124.1   10%     119.6    12%      34.8     4%
   ACE USA (3)...............    160.2   13%       --     --        --     --
                              --------  ----    ------   ----    ------   ----
                              $1,242.2  100%    $959.3   100%    $860.0   100%
                              ========  ====    ======   ====    ======   ====

--------
(1) On July 9, 1998, the Company completed the acquisition of Tarquin. All amounts included for ACE Global Markets for 1998, 1997 and 1996 have been restated to reflect the gross written premiums of Tarquin as the transaction has been accounted for on a pooling-of-interests basis.

(2) Tempest Re was acquired on July 1, 1996 and thus gross premiums written for Tempest Re in fiscal 1996 only relate to the three month period since acquisition. CAT was acquired on April 1, 1998 and thus gross premiums written for Tempest Re in fiscal 1998 include gross premiums written for CAT for the six month period since acquisition.
(3) ACE USA was acquired on January 2, 1998 and thus gross premiums written for ACE USA in fiscal 1998 only relate to the nine month period since acquisition.

 ACE Bermuda

  ACE Bermuda primarily provides property and casualty insurance coverage, including excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products, to a diverse group of industrial, commercial and other enterprises. The nature of the insurance coverages provided by ACE Bermuda are generally expected to result in low frequency but high severity of individual losses. ACE Bermuda uses the reinsurance market as an integral part of its risk management process and has secured reinsurance on all of its major lines of business.

  At September 30, 1998 approximately 66 percent of written premiums in ACE Bermuda came from companies headquartered in North America with approximately 14 percent coming from companies headquartered in the United Kingdom and continental Europe and approximately 20 percent from companies headquartered in other countries.

  Excess Liability

  ACE Bermuda seeks to provide the highest layer of excess liability coverage in the insurance programs of the world's major corporations and requires that at least a portion of its coverage be the highest layer in a policyholder's insurance program. ACE Bermuda writes excess liability coverage, on an occurrence first reported stand alone form, generally in excess of a minimum attachment point of $100 million per occurrence and with a minimum limit of $10 million and a maximum limit of $200 million per occurrence and in the aggregate for all covered occurrences of which notice is given during such year. Such limit is subject to reinstatement at the insureds election for incidents post reinstatement. ACE Bermuda imposes an annual aggregate sublimit of $100 million for integrated occurrences for all business that purchases limits greater than $100 million. For certain classes of non-U.S. domiciled excess liability risks, the minimum attachment point is $50 million (or the foreign currency equivalent). In this instance, ACE Bermuda offers limits up to twice the reduced attachment point. ACE Bermuda maintains quota-share and excess of loss reinsurance to reduce net exposures to a maximum of $100 million.

  Directors and Officers Liability

  ACE Bermuda offers up to $75 million of directors and officers liability insurance with a maximum of $50 million being provided for corporate reimbursement coverage. The directors and officers liability insurance is written on a claims made form and is provided to large industrial corporations, not-for-profit corporations, financial institutions and others.

  Satellite

  ACE Bermuda's satellite insurance operations offer separate gross limits of up to $80 million per risk for launch insurance, including ascent to orbit and/or initial testing and up to $80 million per risk for in-orbit insurance. The Company has entered into a surplus treaty arrangement which provides for up to $40 million of reinsurance on each risk. Satellite insurance falls within a small, well defined market characterized by a limited number of brokers, underwriters and international clients. There are also a limited number of satellite and launch vehicle manufacturers in the world. The growing worldwide demand for satellite communications capabilities by both governments and private enterprises has resulted in an increase in the number of satellites per annum requiring launch and/or in-orbit insurance coverage. The typical satellite insurance policy is written on a quota-share basis, rather than on an excess of loss basis. The insured value of a commercial satellite now ranges from approximately $150 million to $300 million.

  Financial Lines

  Financial lines utilizes transactions which combine the concepts of finance with the principles of insurance. Typically, clients purchasing these products are seeking insurance or reinsurance for exposures which are difficult to place because of limited or nonexistent capacity, ineffective terms, or inefficient pricing being provided by traditional insurance markets. Alternatively, they may use these insurance or reinsurance products to cover loss exposures which are not appropriately addressed by current products available.

  Unlike certain traditional insurance, each financial lines contract is individually tailored to meet the needs of the insured. Financial lines programs typically have the following common characteristics: multi-year contract terms; broad coverage that includes stable capacity and pricing for the insured; insured participation in the results of their own loss experience; and aggregate limits. The specific product types offered by financial lines include the various forms of finite risk insurance. Examples of finite risk products include the combination of self-insurance with an excess program, the combination of various coverages subject to a single retention and insured limit or programs that insure large loss exposure or a portfolio of losses over a period of years. Other product types offered are specialty insurance that cover financial exposures or involve financial instruments.

  ACE Bermuda believes it has a competitive advantage in the marketplace because of its financial strength and its ability to offer significant risk transfer while still allowing the insured to retain some of its own exposures. Risk transfer is important to the insured thereby enabling it to meet the accounting and regulatory requirements related to the purchase of insurance or reinsurance.

  Financial lines has a flexible approach to limits offered, attachment points and coverages provided primarily due to the risk sharing feature and use of funding mechanisms which are generally included in the contract. Each contract is unique because it is tailored to the insurance needs, specific loss history and financial strength of the client. Premium volume, as well as the number of contracts written, can vary significantly from period to period due to the nature of the contracts being written. Profit margins may vary from contract to contract depending on the amount of underwriting risk and investment risk assumed on each contract.

  Aviation

  ACE Bermuda's aviation insurance group offers limits of up to $150 million per insured, with no minimum attachment point. ACE Bermuda reduces its net exposure per policy to approximately $50 million with a dedicated reinsurance program. Classes of business written include aviation product liability, aviation manufacturers (including hull and all risks and products liability); aviation refuellers; and airport and airport contractors, together with certain aircraft risks. Generally, ACE Bermuda will write aircraft liability in conjunction with one or more of the other aviation products, and where the aircraft (owned or non-owned) is used for corporate purposes.

  Excess Property

  ACE Bermuda also offers excess property insurance. Its primary target markets are chemical, energy, electronics, mineral, oil and gas, and utilities. Property insurance coverage is offered with limits of up to $50 million per risk, typically above an attachment point of $25 million. In certain circumstances, ACE Insurance uses reinsurance to establish the retained net limit per risk.

  Other

  In March 1997, ACE Bermuda, together with two other insurance companies, formed Sovereign Risk Insurance Limited ("Sovereign"), a Bermuda-based managing general agency, to provide underwriting services to these three organizations for political risk insurance coverage. Sovereign issues subscription policies with ACE Bermuda assuming 50 percent of each risk underwritten.

  On March 11, 1998, ACE Bermuda formed a joint venture, ACE Capital Re Limited, with Capital Re Corporation ("Capital Re"). ACE Capital Re Limited, a Bermuda-domiciled insurance company, writes both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks. Operations are underwritten and managed in Bermuda by a joint venture managing agency, ACE Capital Re Managers Ltd. ACE Bermuda and Capital Re each have a 50 percent economic interest in ACE Capital Re Limited and ACE Capital Re Managers Ltd.

 ACE Global Markets

  The Company's participation in the Lloyd's market is twofold. The Company owns four managing agencies at Lloyd's, having completed its acquisitions of MUL, ALA and ALU during calendar 1996 and CUAL in 1998. These managing agencies receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates. For the calendar 1998 year of account, these managing agencies manage 11 syndicates with total capacity under management of $1.55 billion.

  For calendar 1998, the Company, through six corporate members, participated on ten of the ACE managed syndicates with an underwriting capacity of approximately $935 million out of the $1.55 billion of the ACE managed capacity referred to above. Included in the ten syndicates is Syndicate 2488, a dedicated corporate syndicate whose capital is provided solely by the Company, which underwrites in parallel with Syndicate 488 which comprises names and other corporate members.

  For the 1999 year of account, the ACE Global Markets operations have been reorganized with the result that four ACE managed syndicates will be active in 1999. This reorganization is part of ACE Global Market's strategy to combine all its underwriting operations into a single capital base in 2000. These syndicates, which will focus on broad classes of business, are Syndicates 219 (Non-Marine) managed by ALU; 960 (Aviation) managed by ALA; and 488/2488 (Marine) managed by CUAL. As a consequence, MUL will not have any active syndicates for the 1999 year of account.

  In addition, following a de-emption in managed capacity (a process whereby unutilized underwriting capacity is removed from the syndicates), the Company will participate on all four of the ongoing ACE managed syndicates for 1999 with an anticipated underwriting capacity of approximately $700 million, out of an anticipated $1 billion of ACE managed capacity.

 Tempest Re

  The Company's reinsurance activities are principally conducted through Tempest Re, which was acquired in July 1996. On April 1, 1998, the Company acquired CAT, another Bermuda-based property catastrophe reinsurer. Underwriting operations have been combined with the group's existing catastrophe reinsurance subsidiary, Tempest Re, and going forward the combined entity will operate under the Tempest Re name. CAT specialized in providing customized coverages, particularly multi-year contracts, to regional accounts. Two thirds of CAT's business was non-traditional versus one third at Tempest Re. Due to the different marketing focus there is only a limited overlap of clients and programs between Tempest Re and CAT.

  Tempest Re provides property catastrophe reinsurance worldwide to insurers of commercial and personal property, typically under treaties having a duration of one year. Property catastrophe reinsurance protects a ceding company against an accumulation of losses covered by the insurance policies it has issued arising from a common event or "occurrence." Ceding companies may purchase reinsurance to achieve a number of results, including: reduction of net exposure on individual risks or groups of risks, which enables the ceding company to underwrite larger risks, or accept more business than its own capital resources would ordinarily support;

diversification of risks; protection against the effect of major catastrophic losses, such as losses involving an accumulation of single retentions; stabilization of a ceding company's operating results by smoothing its loss experience to protect its financial position; and maintenance by a ceding company of acceptable surplus, reserve and other financial ratios.

  Tempest Re's property catastrophe reinsurance contracts cover unpredictable natural or man-made disasters, such as hurricanes, windstorms, hail storms, earthquakes, volcanic eruptions, conflagrations, freezes, floods, fires and explosions. The predominant exposure under such coverage is to property damage. However, other risks, such as business interruption may also be covered when arising from a covered peril. In accordance with market practice, Tempest Re's property catastrophe reinsurance contracts generally exclude certain risks such as war, nuclear contamination, and radiation.

  Tempest Re underwrites reinsurance principally on an excess of loss basis. Other property reinsurance written by Tempest Re on a limited basis for select clients, includes proportional property and per risk excess of loss treaty reinsurance.

  Tempest Re underwrites a substantial portion of its business in currencies other than U.S. dollars and may from time to time experience exchange gains and losses and incur significant underwriting losses in currencies other than U.S. dollars. The following table sets forth the amount of Tempest Re's gross premiums written allocated by territory of coverage:

                                                               Year Ended
                                                              September 30,
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
      United States........................................  79.1%  68.4%  64.0%
      United Kingdom.......................................   8.9%  12.8%  13.3%
      Australia & New Zealand..............................   4.6%   6.3%   6.0%
      Asia.................................................   4.0%   3.6%   3.8%
      Other................................................   3.4%   8.9%  12.9%
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

 ACE USA

  ACE USA's insurance subsidiaries are Westchester Fire Insurance Company, Westchester Surplus Lines Insurance Company and Industrial Underwriters Insurance Company (collectively, "US Insurance Subsidiaries"). The US Insurance Subsidiaries write property and casualty insurance primarily within the US commercial specialty lines market. ACE USA's non-insurance subsidiaries are Westchester Specialty Insurance Services, Inc. and Industrial Excess and Surplus Insurance Brokers, both brokerage companies. In addition, ACE USA owns 60 percent of automobile warranty administrator, CRC Creditor Resources Canada Limited and other affiliated companies, which it purchased in June 1998.

  The acquisition of ACE USA provides the Company with the opportunity to continue its strategic diversification by gaining access to the U.S. direct insurance market through an established company with a solid distribution network. The Company believes that prior to the acquisition, uncertainty regarding ACE USA's ownership and loss reserve adequacy adversely affected that company's premium volume. The elimination of ownership uncertainty, combined with ACE USA's reduced net exposure to reserve uncertainty as a result of the National Indemnity reinsurance protection, has enhanced ACE USA's market profile in the competitive US operating environment. Management believes ACE USA's association with the Company following the acquisition has increased its ability to attract staff with the requisite experience to gain immediate access to these new markets.

  To maintain the quality of its insured profile, ACE USA sets strict underwriting and pricing guidelines and has established a structure that ensures control of risk quality and conservative use of policy limits, terms, and conditions. ACE USA's niche is highly cyclical and as a result, management emphasizes the continual review of market conditions to identify trends and opportunities to underwrite attractive coverages.

  During 1998, ACE USA primarily wrote specialty property, umbrella, and excess casualty business coverages. ACE USA's principal focus has been on excess and surplus lines business which are either difficult to place or have complex risk profiles which require greater underwriting and claims expertise than that generally found in the standard market.

  Property Division

  ACE USA's property business, which encompasses both the catastrophe and non-catastrophe market segments, includes coverages for fire, allied lines, inland marine, and commercial multi-peril. The catastrophe segment focuses on customers whose primary purpose in obtaining coverage is to secure financial protection against the perils of hurricane or earthquake. ACE USA employs catastrophe management tools to optimize the geographic spread of catastrophe exposures and determine adequate product pricing levels. The non-catastrophe segment focuses on unique and difficult to place risks by developing coverages for specific industry groups through tailored products. During 1998, the non-catastrophe segment's areas of concentration included lumber products, low value dwellings, railroad and builders' risk. Property business accounted for 72 percent of ACE USA's total gross premium volume for the nine months ended September 30, 1998.

  Casualty Division

  Within its casualty business, ACE USA specializes in writing umbrella and excess liability products. These products provide coverage over an underlying insurance program of at least $1 million on both a per occurrence and aggregate basis. The focus is on medium to large accounts with a moderate risk profile, primarily in manufacturing, construction and service/retail businesses.

  New Divisions

  Since the acquisition of ACE USA on January 2, 1998, ACE USA has established and staffed five new operating divisions and opened a new marketing and underwriting office in New York City. The new divisions are the Specialty Division, the Warranty Division, the Directors' and Officers' Liability Division, the Errors and Omissions Division and the Captive Reinsurance Division. To date, these new divisions have focused on the hiring of experienced industry professionals to staff the new divisions, developing business plans and strategies, identifying of business partners, developing of policy forms and language and various state regulatory filings and other requirements.

  Specialty Division--The program business requires more up front investment of time and development costs than other property and casualty business lines as it must establish distribution networks with desirable program administrators and managing general agents. Thus a longer period of operation is required to achieve profitability on any particular program when compared to other areas of the property and casualty business. The specialty division's strategy is to focus on selected general agents or brokers with a specialty or distinguishable advantage. In order to keep transaction costs lower, business associated with low frequency and moderate to high severity losses is being targeted. Additional opportunities are also under review from both reinsurers and close coordination with other divisions of the Company.

  Warranty Division--The Warranty division offers extended service contracts for a broad range of products. This division intends to provide warranty administrative services as well as underwriting, to gain greater access to the marketplace. This division has the advantage of being able to obtain business directly through large retailers and buying group networks, or through forming strategic alliances with large independent third party administrators. In June 1998, ACE USA purchased a controlling interest in CRC Creditor Resources Canada Limited Group of Companies, in order to enter the Canadian automobile warranty business through a well-established marketing and administrative service organization.

  Directors' and Officers' Liability Division--This division offers directors and officers liability ("D&O") and associated coverages to specific segments of the Fortune 1000 group of companies in the U.S. The primary method of product distribution is through major retail brokers in the D&O market. The D&O division is also targeting business through wholesale brokers that specialize in the D&O business.

  Errors and Omissions Division--This division offers miscellaneous errors and omissions ("E&O") products for certain selected segments of the market. The E&O market is currently very competitive and this book of business is expected to grow slowly. The division is initially targeting distribution through wholesale brokers as the division's strategy is to capitalize on current relationships ACE USA has with the wholesale market.

  Captive Reinsurance Division--The captive reinsurance division offers insurance and reinsurance products to clients who are willing to assume some amount of risk in order to benefit from underwriting gain. As the trend towards self insurance in the U.S. over the past several years has expanded, ACE USA believes there is a growing market demand for this division's products. Potential sources of business include captive insurers, risk retention groups, rent-a-captives, agency captives, public entity risk pools, charitable trusts, policyholder owned mutual insurers and self insured organizations. The division will focus on casualty exposures and seek to take lead positions in order to control terms and conditions. The primary distribution network is through reinsurance intermediaries.

Marketing and Underwriting

 ACE Bermuda

  ACE Bermuda markets its insurance products through brokers and seeks to maintain a competitive advantage by providing insurance coverages which require utilization of technical skills to underwrite individual risks, emphasizing quality rather than volume of business to obtain a suitable spread of risk. This enables the company to operate with a relatively small number of employees and, together with the reduced costs of operating in favorable regulatory and tax environments, results in significantly lower administrative expenses relative to other companies in the industry.

  Policyholders are obtained through non-U.S. insurance brokers who generally receive a brokerage commission on any business accepted and bound by the Company. ACE Bermuda is not committed to accept any business from any particular broker and brokers do not have the authority to bind the Company. All policy applications to ACE Bermuda and CODA (both for renewals and new policies) are subject to approval and acceptance by ACE Bermuda in its Bermuda office. A substantial number of policyholders meet with the Company outside of the United States each year to discuss their insurance coverage. ACE Bermuda does not believe that conducting its operations through its offices in Bermuda has materially affected its underwriting and marketing activities to date.

  Policy applications may also be approved and accepted by the Company through the Dublin-based insurance and reinsurance subsidiaries. AICE undertakes marketing and underwriting activities with particular emphasis on the European Union.

  ACE Bermuda receives business from approximately 150 non-U.S. brokers of which seven produced approximately 72 percent of the Company's business in 1998. The following table sets forth the percentage of the Company's insurance business placed through each broker and its affiliates placing more than 10 percent of the Company's business.

                                                                    Year Ended
       Name                                                       September 30,
       ----                                                       ----------------
                                                                  1998  1997  1996
                                                                  ----  ----  ----
      J&H, Marsh & McLennan, Incorporated (1) (3)................  35%   42%   42%
      Aon Corporation (2) (3)....................................  19%   16%   16%

(1) During 1997, Marsh & McLennan, Incorporated acquired Johnson & Higgins. For fiscal 1996, the percentage of business placed by Marsh & McLennan, Incorporated was 31 percent and the percentage of business placed by Johnson & Higgins was 11 percent.
(2) During 1997, Aon Corporation acquired Alexander & Alexander Services, Inc. For fiscal 1996, the percentage of business placed by Aon Corporation was 10 percent and the percentage of business placed by Alexander & Alexander Services, Inc. was 6 percent.
(3) The percentages shown in the table for fiscal 1997 reflect the business placed by the combined entities and their affiliates for the entire year.

  ACE Bermuda employs underwriting staff with substantial industry experience. The underwriter's primary objective is to assess the potential for an underwriting profit, a process complicated in some cases by the limited amount of data for claims which would have been covered by the company's policy form and which would have exceeded its policy's attachment point.

  The risk assessment process undertaken by ACE Bermuda involves a comprehensive analysis of historical data and estimates of future value of losses which may not be evident in the historical data. The factors which ACE Insurance considers include the type of risk, the attachment point and coverage limits, the type, size, complexity and location of the potential insureds operations, financial data, the industry in which the potential insured operates, details of the underlying insurance coverage provided, loss history and future corporate plans.

 ACE Global Markets

  In the ordinary course of events, Lloyd's syndicates may only access business through Lloyd's brokers. However, for certain lines of business, it is possible to utilize a service company to access and service business from both Lloyd's and non-Lloyd's brokers.

  ACE Underwriting Services Limited ("AUS") was established in 1998 as such a Lloyd's service company to market and service, on behalf of ACE managed syndicates, a broad range of products in the small business, industrial and commercial markets. AUS deals predominantly with Lloyd's brokers but also accesses business from regional (non-Lloyd's) brokers.

 Tempest Re

  Tempest Re markets its reinsurance products worldwide through reinsurance brokers. Tempest Re's underwriting team builds relationships with key brokers and clients by explaining Tempest Re's approach and demonstrating responsiveness to customer needs. Tempest Re's approach to the business of reinsurance takes a long-term perspective. Management believes that continual strengthening of the relationships between Tempest Re, its producing brokers and their clients will continue to contribute to a stable portfolio necessary to achieve continuity. By retaining clients, Tempest Re seeks to build up extensive knowledge of them and gain additional insight to enable a more accurate assessment of their exposures.

  Tempest Re receives business from approximately 34 brokers. The following table sets forth the percentage of Tempest Re's business written through each broker and its affiliates placing more than 10 percent of Tempest Re's business:

                                                                  Ten Months
                                      Year Ended    Year Ended       Ended
                                     September 30, September 30, September 30,
                                     ------------- ------------- -------------
                                         1998          1997          1996
                                     ------------- ------------- -------------
     J&H, Marsh & McLennan,
      Incorporated (1)..............      31%           34%           30%
     E.W. Blanch Co. ...............      16%           15%            7%
     Sedgwick.......................      16%            8%            7%

(1) During 1997, Marsh & McLennan, Incorporated acquired Johnson & Higgins. For 1996, the percentage of business placed by Marsh & McLennan, Incorporated was 26 percent and the percentage of business placed by Johnson & Higgins was 4 percent. The percentage shown in the table for fiscal 1997 reflect the business placed by the combined entity and its affiliates for the entire fiscal 1997 year.

  Rates, limits, retention and other reinsurance terms and conditions are generally established in a worldwide competitive market that evaluates exposure and balances demand for property catastrophe coverage against the available supply. Tempest Re believes it is perceived by the market as being a "lead" reinsurer and is typically involved in the negotiation and quotation of the terms and conditions of the majority of the contracts in which it participates.

  Because Tempest Re underwrites property catastrophe reinsurance and has large aggregate exposures to natural and man-made disasters, Tempest Re's claims experience generally will involve infrequent events of great severity. Tempest Re seeks to diversify its reinsurance portfolio to moderate the impact of this severity. The principal means of diversification are by geographic coverage and by varying attachment points and imposing coverage limits per program. Tempest Re also establishes zonal accumulation limits to avoid concentrations of risk within particular geographic areas.

  Tempest Re applies an underwriting process based on models that use exposure data submitted by prospective reinsureds in accordance with requirements set by Tempest Re's underwriters. The client data is then analysed using a selection from several available catastrophe analysis tools, including externally developed event based models licensed from leading vendors as well as proprietary models developed in house.

  The output from the catastrophe analysis tools is also used for portfolio risk management, enabling Tempest Re to extensively simulate possible combinations of events affecting the portfolio. This analysis also supports the decision making with regard to purchasing retrocession. During 1998, Tempest Re has significantly increased its use of retrocessional coverages.

 ACE USA

  ACE USA primarily distributes its insurance products through a limited group of wholesale brokers with whom long-term relationships have been forged. ACE USA's management believes the match between its expertise and that of its wholesalers is one of the key reasons wholesalers place business with it. ACE USA currently utilizes approximately 207 wholesale brokers across the U.S. The majority of premium volume is currently derived from a limited number of wholesalers with whom ACE USA has established mutually significant relationships. For the nine-month period ending September 30, 1998, the top ten producers accounted for 62 percent of direct premium volume.

  Operating in a market in which capacity and price adequacy for its products can change dramatically, ACE USA's underwriting strategy is to employ consistent, disciplined pricing and risk selection in order to maintain an attractive book of business. Management's priority is to ensure that criteria for risk selection are closely adhered to by its underwriting professionals and to maintain sufficient experience and expertise in its underwriting staff.

  ACE USA has the ability to write business on an admitted basis using forms and rates as filed with state insurance regulators and on a non-admitted, or surplus lines basis using flexible forms and rates not filed with state insurance regulators. Having access to a non-admitted carrier provides the flexibility to write non-standard coverage.

Competition

  Competitive forces in the international property and casualty insurance and reinsurance business are substantial. Results are a function of underwriting and investment performance, direct costs associated with the delivery of insurance products, including the costs of regulation, the frequency and severity of both natural and man-made disasters, as well as inflation (actual, social and judicial), which impact loss costs. Decisions made by insurers concerning their mix of business (offering certain types of coverage but declining to write other types), their methods of operations and the quality and allocation of their assets (including any reinsurance recoverable balances) will all affect their competitive position. The relative size and reputation of insurers may influence purchasing decisions of present and prospective customers and will contribute to both geographic and industrial sector market penetration. Oversupply of available capital has historically had the effect of encouraging competition and depressing prices. The Company's competitive position in the property and casualty insurance industry is influenced by all of these factors.

  All of the Company's operating subsidiaries have received ratings from A.M. Best Company ("A.M. Best") and Standard & Poors Corporation ("S&P") except for AICE and ARCE which have an A.M. Best rating only. The Lloyd's market has also received ratings from A.M. Best and S&P. These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell or hold securities.

 ACE Bermuda

  ACE Bermuda operates in a highly competitive worldwide market and competes with most major U.S. and non-US insurers which may differ across product lines. ACE Bermuda utilizes its experienced underwriting staff, its strong capital base, its ability to market a number of insurance products to its existing client and potential client base and its ability to be flexible in providing contracts which extend coverages for periods in excess of one year to compete in the worldwide insurance markets.

  ACE Bermuda has received a group rating of A+ from A.M. Best. The most current rating covers ACE, together with its operating subsidiaries, ACE Bermuda and CODA. ACE Insurance and CODA have also received A+ claims paying ratings from S&P. AICE and ARCE have a rating of A+ from A.M. Best.

 ACE Global Markets

  There remains significant competition in all classes of business transacted by the syndicates emanating from a number of different markets world-wide. Depending on the class of business concerned, competition comes from the London market, other Lloyd's syndicates and ILU Companies (Institute of London Underwriters), major international insurers and reinsurers. On international risks, competition also comes from the domestic insurers in the country of origin of the insured. The syndicates are able to compete successfully by developing and maintaining close, long term relationships with clients through a high quality service and an ability to deliver innovative solutions tailored to the client's needs. The establishment of AUS as described above is an example of this.

  The Lloyd's market has received a rating of A from A.M. Best and a claims paying ability rating of A+ from S&P.

 Tempest Re

  The property catastrophe reinsurance industry is highly competitive. Tempest Re competes worldwide with major U.S. and non-U.S. property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers, as well as reinsurance departments of numerous multi-line insurance organizations. Tempest Re competes effectively because of its strong capital position, the quality of service provided to customers, the leading role Tempest Re plays in setting the terms, pricing and conditions in negotiating contracts and its customised approach to risk selection.

  Tempest Re has received a rating of A from A.M. Best and a claims paying ability rating of A+ from S&P.

 ACE USA

  ACE USA operates in a highly competitive industry and faces competition from both domestic and foreign insurers, many of which are larger and have greater financial, marketing and management resources. Competition in the U.S. property and casualty market is based on many factors including financial strength of the insurer, ratings assigned by rating companies, premiums charged, policy terms and conditions, reputation, services offered and broker commissions. The markets in which ACE USA competes are subject to significant cycles of fluctuating capacity and wide disparities in price adequacy. ACE USA's strategy in its competitive environment has been to grow when conditions are favorable for a particular product line and to reduce writings and preserve capital when competitive pricing prevents adequate returns.

  During 1998, the ratings issued by A.M. Best, to the US Insurance Subsidiaries were raised from A- to A following the acquisition by the Company. In addition, in June 1998, ACE USA's S&P claims paying ability rating was raised two increment levels from A- to A+.

Claims Administration

 ACE Bermuda

  Claims arising under policies issued by ACE Bermuda and CODA are managed in Bermuda by ACE Bermuda's claims department. This department maintains a claims database into which all notices of loss are entered. If the claims department determines that a loss is of sufficient severity, it makes a further inquiry of the facts surrounding the loss and, if deemed necessary, retains outside claims counsel to monitor claims. Based upon its evaluation of the claim, the claims department may recommend that a case reserve in a specified amount be established or that all or part of a claim be paid. The claims department monitors all claims and, where appropriate, will recommend the establishment of a new case reserve or the increase or decrease of an existing case reserve with respect to a claim.

  AICE subscribes to the group claims database and interacts with the ACE Bermuda legal and claims department, and where appropriate, with outside counsel. Case reserves are established using the same criteria as ACE Bermuda.

  With the exception of certain aviation coverages, ACE Bermuda does not undertake to defend its insureds. It has, in certain instances, provided advice to insureds with respect to the management of claims. ACE Bermuda believes that its experience in resolving large claims and its proactive approach to claims management has contributed to the favourable resolution of several cases.

  Because ACE Bermuda does not do business in the U.S., it must often rely on U.S. counsel to assist it in evaluating liability and damages confronting its insureds in the U.S. ACE Bermuda does not believe that the information received or the procedures followed have materially or adversely affected its ability to identify, review or settle claims.

 ACE Global Markets

  With respect to claims arising in Lloyd's syndicates, each syndicate maintains a claims database into which all notices of loss are entered. These are primarily notified by the Lloyd's Claims Office ("LCO") through a daily electronic data interchange message. Where a syndicate is a "leading" syndicate on a Lloyd's policy, then it acts through its underwriters and claims adjusters, on its own behalf and with the LCO for the following market, in dealing with the broker and/or insured for any particular claim. This may involve the appointment of attorneys and/or loss adjusters. The leading syndicates, together with the LCO, advise movements in case reserves to all syndicates participating on the risk.

  All information received with respect to case reserves, whether on "lead business' or on "following business,' screened and recorded by the syndicates. The syndicates' claims department can vary the case reserves carried from those advised by the LCO and can carry reserves for claims not processed by the LCO. Any such adjustments and entries are specifically identifiable within the claims system.

 Tempest Re

  Claims arising under contracts written by Tempest Re are managed in Bermuda by Tempest Re. Tempest Re also maintains a claims database into which all notices of loss are entered. Loss notices are received from brokers. They are reviewed and case reserves are established for Tempest Re's portion of the loss. Case reserves are then adjusted based on receipt of further notifications from brokers.

 ACE USA

  The claims handling process is critical to ACE USA given that its specialty property and umbrella coverages are written on an excess coverage basis. As a result, losses arise from significant events that tend to present complex claim issues. Although the claims volume of the US Insurance Subsidiaries has been historically low compared to premium volume, individual casualty claims usually involve injuries or damages that amount to more than $1 million. ACE USA's claims professionals average over 19 years of claims handling experience. Management believes that this level of experience provides ACE USA with stability and consistency in its claims handling process.

  Recognizing the unique claim handling characteristics of construction defect claims, ACE USA has a dedicated unit to manage them. The asbestos and environmental claims arising from policies issued by the US Insurance Subsidiaries had been subcontracted to Envision Claims Management Corporation ("Envision"), a separate service company that is part of The Resolution Group, Inc., a former affiliate of ACE USA. Subsequent to September 30, 1998, this arrangement was discontinued and these claims are now directed by in-house claim handlers trained to manage specialized coverage and coordination issues that arise in asbestos and environmental claims.

Unpaid Losses and Loss Expenses

  The Company is required to make provisions in its financial statements for the estimated unpaid liability for losses and loss expenses for claims made against it under the terms of its policies and agreements. Estimating the ultimate liability for losses and loss expenses is an imprecise science subject to variables that are influenced by both internal and external factors. This is true because claim settlements to be made in the future may be impacted by changing rates of inflation and other economic conditions, changing legislative, judicial and social environments and changes in the Company's claims handling procedures. In many liability cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss.

  Several aspects of the Company's operations exacerbate the inherent uncertainties in estimating its losses as compared to more conventional insurance companies. Primary among these aspects are the limited amount of statistically significant historical data regarding losses, particularly of the type intended to be covered by the Company's excess liability policies and the expectation that losses in excess of the attachment level of the policies will be characterized by low frequency and high severity, limiting the utility of claims experience of other insurers for similar claims. Accordingly, the ultimate claims experience of the Company cannot be as reliably predicted as may be the case with more traditional insurance companies, and there can be no assurance that losses and loss expenses will not exceed the reserves.

  After a claim is reported to the Company, a case reserve is established for the estimated ultimate losses and loss expenses, if any, with respect to the reported claim. The amount and timing of the reserve reflects the judgement of the claims personnel based upon general corporate reserving practices and on the experience and knowledge of the claims personnel (including, where appropriate, outside counsel and claim consultants) regarding the nature and value of the specific type of claim.

  A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits, including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation ("MDL") to a Federal District Court in Alabama, although cases are in the process of being transferred back to federal courts or remanded to state courts. At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in the pending lawsuits and information from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

  The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. Significant uncertainties continue to exist with regard to the ultimate outcome and cost of the breast implant litigation and value of the opt-out claims related to it. While the Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserve for unpaid losses and loss expenses including those arising from breast implant claims are adequate as at September 30, 1998. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Breast Implant Litigation" in the 1998 Annual Report to Shareholders filed with this Form 10-K.

  The Company engages an independent actuarial firm to review the methods and assumptions used by the Company in estimating the unpaid loss and loss expenses. As stated in its actuarial review, such firm believes that the methods and assumptions used by the Company are reasonable and appropriate for use in setting loss reserves at September 30, 1998.

  Losses and loss expenses are charged to income as incurred. The reserve for unpaid losses and loss expenses represents the estimated ultimate losses and loss expenses less paid losses and loss expenses and is composed of case reserves, loss expense reserves and IBNR loss reserves. During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends often will become known. As these become apparent, case reserves may be adjusted by allocation from the IBNR loss reserve without any change in the overall reserve. In addition, application of statistical and actuarial methods may require the adjustment of the overall reserves upward or downward from time to time. The final liability nonetheless may be significantly greater than or less than the prior estimates.

  At September 30, 1998, the reserve for unpaid losses including IBNR loss reserves was $2,484.6 million and the reserve for loss expenses was $193.7 million. The Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as of September 30, 1998.

  The "Analysis of Loss and Loss Expense Development" shown on page 15 presents the subsequent development of the estimated year-end liability for unpaid losses and loss expenses at the end of each of the years in the eleven-year period ended September 30, 1998. The top line of the table shows the estimated liability for unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss expenses for claims arising from all prior years' policies and agreements that were unpaid at the balance sheet date, including IBNR loss reserves. The upper

(paid) portion of the table presents the amounts paid as of subsequent years on those claims for which reserves were carried as of each specified year. The lower portion of the table shows the re-estimated amount of the previously recorded liability as of the end of each succeeding year. Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in which the Company provides insurance, complicate the actuarial reserving techniques utilized by the Company. Accordingly, the Company expects that ultimate losses and loss expenses attributable to any single underwriting year will be either more or less than the incremental changes in the lower portion of the following table.

  Management believes, however, that the losses and loss expenses which have been recorded through September 30, 1998, are adequate to cover the ultimate cost of losses and loss expenses incurred through September 30, 1998 under the terms of the company's policies and agreements. Since such provisions are necessarily based on estimates, the ultimate losses and loss expenses may be significantly greater or less than such amounts. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Breast Implant Litigation" in the 1998 Annual Report to Shareholders filed with this Form 10-K.

                 Analysis of Loss and Loss Expense Development

                                                                Year Ended September 30,
                   ---------------------------------------------------------------------------------------------------------------
                     1988       1989      1990       1991        1992        1993        1994        1995       1996       1997
                   ---------  --------  --------  ----------  ----------  ----------  ----------  ---------- ---------- ----------
                                                                     (In thousands)
Unpaid...........  $  22,500  $ 78,009  $319,230  $  470,832  $  813,849  $  766,402  $1,176,215  $1,489,293 $1,892,302 $2,006,873
Paid (Cumulative)
 As Of:
 1 year later....        431    26,190   181,525     149,493     340,836     126,566      66,888      80,080    358,713    337,422
 2 years later...      1,195    82,715   207,587     490,116     465,074     183,439     121,628     414,419    663,087
 3 years later...     21,307   108,689   531,502     590,847     517,366     228,638     451,746     696,470
 4 years later...     42,450   432,541   601,811     611,133     551,887     558,625     725,799
 5 years later...    182,110   459,183   622,097     627,691     881,198     837,515
 6 years later...    182,110   476,570   631,371     764,607   1,150,628
 7 years later...    195,939   484,549   641,060     843,283
 8 years later...    196,207   493,326   664,896
 9 years later...    196,861   505,976
 10 years later..    201,588
Liability Re-
 estimated
 As Of:
 End of year.....  $  22,500  $ 78,009  $319,230  $  470,832  $  813,849  $  766,402  $1,176,215  $1,489,293 $1,892,302 $2,006,873
 1 year later....     57,682   267,674   475,647     706,960     813,849     966,402   1,177,292   1,489,293  1,892,302  1,989,744
 2 years later...    105,503   346,022   665,533     706,960   1,085,012   1,067,987   1,227,538   1,489,293  1,881,403
 3 years later...    134,227   516,783   665,533     874,368   1,234,462   1,211,424   1,386,571   1,480,426
 4 years later...    333,869   516,783   663,480     888,387   1,412,495   1,429,990   1,401,329
 5 years later...    333,869   487,911   680,119     940,513   1,666,770   1,442,523
 6 years later...    185,332   489,556   711,671   1,113,662   1,703,103
 7 years later...    176,889   479,306   768,935   1,099,102
 8 years later...    179,837   484,041   771,018
 9 years later...    177,624   488,646
 10 years later..    181,147
Cumulative
 Redundancy/
 (deficiency)....   (158,647) (410,637) (451,788)   (628,270)   (889,254)   (676,121)   (225,114)      8,867     10,899     17,129
Net unpaid losses
 and loss
 expenses........
Reinsurance
 recoverables on
 unpaid losses...
Gross unpaid
 losses and loss
 expenses........
                      1998
                   ----------
Unpaid...........  $2,678,341
Paid (Cumulative)
 As Of:
 1 year later....
 2 years later...
 3 years later...
 4 years later...
 5 years later...
 6 years later...
 7 years later...
 8 years later...
 9 years later...
 10 years later..
Liability Re-
 estimated
 As Of:
 End of year.....  $2,678,341
 1 year later....
 2 years later...
 3 years later...
 4 years later...
 5 years later...
 6 years later...
 7 years later...
 8 years later...
 9 years later...
 10 years later..
Cumulative
 Redundancy/
 (deficiency)....           0
Net unpaid losses
 and loss
 expenses........  $2,678,341
Reinsurance
 recoverables on
 unpaid losses...   1,059,528
                   ----------
Gross unpaid
 losses and loss
 expenses........  $3,737,869
                   ----------

--------
(1) The Company does not consider it appropriate to extrapolate future deficiencies or redundancies based upon the above tables, as conditions and trends that have affected development of liability in the past may not necessarily occur in the future.
(2) In 1994, the Company recorded an additional reserve of $200 million, related primarily to developments in breast implant litigation, in respect of years prior to 1994.
(3) In 1992, the Company began applying actuarial and statistical methods to estimate ultimate expected losses and loss expenses for all of the Company's business since inception. As at September 30, 1994 the Company changed its method of allocating IBNR to accident and balance sheet years. This allocation assigns IBNR to years based upon various risk factors including immaturity of year, amount of earned premium in that year, and development of known claims. As the Company's loss experience is characterized as low frequency and high severity, IBNR is considered a bulk reserve, and is therefore available for loss development from whichever year it may arise. Prior to 1994, the allocation of IBNR to accident and balance sheet years was based upon a loss distribution indicated by the expected loss method employed by the Company. Losses paid for the year ending September 30, 1988 include an amount of $26.0 million, which is expected to be recovered from an insured.
(4) It should be noted that on November 1, 1993, the Company acquired CODA, on July 1, 1996, the Company acquired Tempest Re and on July 9, 1998, the Company acquired Tarquin. The table has been re-stated to include CODA's, Tempest Re's and Tarquin's loss experience as if each of these companies had been wholly-owned subsidiaries of the Company from their inception. On January 2, 1998, the Company acquired ACE USA, and on April 1, 1998, the Company acquired CAT Limited. The unpaid loss information for these companies has been included in the table only for the period ending September 30, 1998. For the period through September 30, 1997, reinsurance recoverables were not material to the Company's financials, and the table was prepared on a net basis. For the year ended September 30, 1998, gross, ceded and net unpaid liabilities are shown at the bottom of the table.
(5) The "cumulative redundancy/(deficiency)" shown in the table represents the aggregate change in the reserve estimates over all subsequent years. The amounts noted are cumulative in nature; that is, an increase in loss estimate for prior year losses generates a deficiency in each intermediate year. For instance, a deficiency recognized in 1994 relating to losses incurred during the year ending September 30, 1992 would be included in the cumulative deficiency amount for each year from 1992 to 1994, the year the loss was recognized, yet the deficiency would be reflected in operating results only in 1994. An analysis of the changes in aggregate reserves for losses and loss expenses under GAAP is presented below. Since reserves are necessarily based upon estimates, the ultimate net costs may vary from the original estimates. As adjustments to these estimates become necessary, they are reflected in current operations.

               Reconciliation of Unpaid Losses and Loss Expenses

                                                1998        1997        1996
                                             ----------  ----------  ----------
                                                      (in thousands)
Gross unpaid losses and loss expenses at
 beginning of year.........................  $2,111,670  $1,977,680  $1,455,342
Reinsurance recoverable....................    (104,797)    (85,378)     (3,043)
                                             ----------  ----------  ----------
Net unpaid losses and loss expenses at
 beginning of year.........................   2,006,873   1,892,302   1,452,299
Unpaid losses and loss expenses assumed in
 respect of acquired companies.............     731,949         --       34,735
Unpaid losses and loss expenses assumed in
 respect of reinsurance business acquired..       6,403      50,326         --
                                             ----------  ----------  ----------
    Total..................................   2,745,225   1,942,628   1,487,034
                                             ----------  ----------  ----------
Losses and loss expenses incurred in
 respect of losses incurring in:
  Current year.............................     534,021     486,140     520,277
  Prior years..............................     (17,129)        --          --
                                             ----------  ----------  ----------
    Total..................................     516,892     486,140     520,277
                                             ----------  ----------  ----------
Losses and loss expenses paid in respect of
 losses incurred in:
  Current year.............................     246,354      63,182      41,602
  Prior years..............................     337,422     358,713      73,407
                                             ----------  ----------  ----------
    Total..................................     583,776     421,895     115,009
                                             ----------  ----------  ----------
Net unpaid losses and loss expenses at end
 of year...................................   2,678,341   2,006,873   1,892,302
Reinsurance recoverable on unpaid losses...   1,059,528     104,797      85,378
                                             ----------  ----------  ----------
Gross unpaid losses and loss expenses at
 end of year...............................  $3,737,869  $2,111,670  $1,977,680
                                             ==========  ==========  ==========

Investments

  The Finance Committee of the Board of Directors is responsible for the establishment of the Company's investment policy consistent with the company's strategies, goals and objectives. The investment policy is reviewed with, and approved by, the Board of Directors.

  The Company's primary investment objectives are to ensure that funds will be available to meet its insurance and reinsurance obligations and then, to maximize its rate of return on invested funds within specifically approved constraints as to credit quality, liquidity and volatility. Accordingly, the Company's investment portfolio is invested primarily in fixed income instruments of high credit quality.

  The consolidated investment portfolio is divided into three segments. Assets which are required to match and offset certain specifically identified liabilities are segregated in an asset-liability management ("ALM") segment. The second segment, the core portfolio, supports the current general insurance exposures and is structured to have low to moderate investment risk. The remainder of the portfolio, the discretionary segment, is invested to enhance total return and return on equity by taking on additional investment risks within prudent limits. The core and discretionary portfolios are managed by professional outside managers whose performance is measured against certain recognized broad market indices. Written investment guidelines, approved by the Finance Committee, document standards to ensure portfolio liquidity and diversification, maintain credit quality, and limit volatility within approved asset allocation guidelines. The use of financial futures, forwards and options contracts, as well as certain mortgage derivative securities which do not provide a planned stable structure of principal and interest payments, require prior approval from the Finance Committee.

  Funds are invested in both U.S. and non-U.S. dollar denominated high-quality fixed maturity and equity securities. The approved asset allocation targets 20 percent of the consolidated investment portfolio to have an exposure to equities, with international equities limited to no more than 35 percent of total equities. This represents an increase from the period January 1995 to May 1996, when the target equity allocation was 15 percent, with international equities limited to no more than 20 percent of total equities. The remainder of the consolidated portfolio is to be invested predominantly in U.S. dollar fixed income securities. Prior to January 1, 1998, the portfolio had a 5 percent allocation to international bonds. Currency hedging is permitted and used at the discretion of the investment managers. Prior to the first quarter of fiscal 1995, all investments were denominated in U.S. dollars, and total equity exposure was limited to 10 percent of the consolidated investment portfolio.

  The fixed maturity portion of the Company's investment portfolio includes U.S. and non-U.S. government obligations, corporate bonds, mortgage-backed securities, and other investment grade securities. Those fixed income investment managers with authorization to invest a portion of their portfolios in non-U.S. dollar securities are required to hedge a minimum of 75 percent of their total non-U.S. dollar exposure. Previously, currency hedging of fixed income securities was permitted at the discretion of the manager. The Company's investment guidelines limit investments in high yield and convertible bonds rated B or better to 5 percent each of the consolidated investment portfolio. To ensure diversity and limit concentrations of credit risk, no more than 5 percent of the portfolio may be invested in the obligations of any one issuer (other than the U.S. government).

  The asset allocation target allows 5 percent of the consolidated investment portfolio to be invested in alternative investments.

  For additional information regarding the investment portfolio, including breakdowns of the sector and maturity distributions, see note 5 to the consolidated financial statements included in the 1998 Annual Report to Shareholders.

  The trading status of underwriters at Lloyd's in the U.S. is supported by a unique trust fund structure. The trust funds were reviewed and restructured in August 1995 in consultation with the New York Insurance Department ("NYID"), which acts as the domiciliary commissioner for Lloyd's US trust funds held in the state of New York.

Regulation

 Bermuda

  In Bermuda, the businesses of ACE Bermuda, CODA, Tempest Re and CAT are regulated by the Insurance Act 1978 (as amended by the Insurance Amendment Act
1995) and related regulations (the "Act"). The Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the Minister of Finance (the "Minister") powers to supervise, investigate and intervene in the affairs of insurance companies. Under the Act, ACE Bermuda, Tempest Re and CAT are required to maintain capital and surplus in excess of $100 million. CODA requires capital and surplus in excess of $1 million. Each registered insurer must appoint an independent auditor to audit and report on the Statutory Financial Statements and Statutory Financial Return on an annual basis. Each company must also appoint a loss reserve specialist to review and report on the loss reserves of the insurer on an annual basis.

 United Kingdom

  United Kingdom and Lloyd's Regulation

  The Company has established for marketing purposes, a representative office in London, England. However, all underwriting operations continue to be conducted in Bermuda.

  The Company, certain of its UK subsidiaries and substantially all staff employed within the Lloyd's operations are currently subject to the regulatory jurisdiction of the Council of Lloyd's (the "Council"). This jurisdiction arises by virtue of the Company's being a controller of each of the four Lloyd's managing agencies referred to above and the six Corporate Members in which it has an interest. Certain other subsidiaries have also been approved as controllers, and are similarly subject to Lloyd's jurisdiction.

  Under English law, there are restrictions on the interests Lloyd's brokers or their holding companies may have in Lloyd's managing agents or their holding companies.

  The UK government has announced the establishment of the Financial Services Authority ("FSA") as a single regulator to supervise securities, banking and insurance business, including Lloyd's. The FSA will have wide powers to make rules, and it is envisaged these will replace the existing statutory and self regulatory arrangements relevant to these areas. A consultation process has commenced in relation to Lloyd's regulatory framework. The Company and the appropriate subsidiaries will seek any necessary authorizations and permissions in relation to its Lloyd's operations.

  Regulation of Lloyd's Entities in the United States

  Direct business can be written on either a licensed or a non-admitted (which includes surplus lines) basis. Licensed insurers are subject to regulation of both solvency margin and business practices such as premium rate and policy form control. Non-admitted insurers are not subject to rate and form control in most states, but regulators manage the entry to the surplus lines market by imposing minimum solvency and trust requirements for insurers wishing to be deemed "eligible" surplus lines insurers.

  Insurer licensing requirements do not apply to reinsurers and as a result both licensed and non-admitted reinsurers may write reinsurance in the U.S.

  Lloyd's underwriters operate as licensed insurers in Illinois, Kentucky and the U.S. Virgin Islands and as eligible surplus lines insurers in all states except Kentucky and the U.S. Virgin Islands. Underwriters are approved for credit for reinsurance purposes in all states except Michigan, Kansas and Arizona. Cedents in these states may require underwriters to provide alternative funding (such as a letter of credit) to enable them to take credit for reinsurance placed with underwriters at Lloyd's. Similarly, life, accident and health cedents domiciled in New York may require such funding in order to allow them to take credit for reinsurance ceded.

  Prior to August 1995, all US dollar premiums were deposited and held in the Lloyd's American Trust Fund ("LATF"), regardless of the actual of the risk. The LATF continues to support risks for US business incepting prior to August 1995, but the trust fund and accounting arrangements have changed for US dollar business incepting after August 1, 1995. These include the creation of a Lloyd's Dollar Trust Fund in the UK and a series of deposit trust funds in the US. There are additional trust fund arrangements in certain US states.

United States of America
  Non-U.S. Operations

  The Company and its non-U.S. insurance subsidiaries, excluding its Lloyd's operations, are not admitted to do business as insurers in any jurisdiction in the U.S. Each state in the U.S. licenses insurers and prohibits, with some exceptions, the sale of insurance products by non-admitted insurers within their applicable jurisdictions.

  The Company conducts its insurance business from its offices in Bermuda. All of the Company's insurance clients are obtained through non-U.S. insurance brokers and non-U.S. affiliates of U.S. insurance brokers. All insurance policies are issued and delivered and premiums are received in Bermuda. Based on, among other things, the foregoing, the Company does not believe it is in violation of the insurance laws of any state in the U.S.

  Many states impose a premium tax (typically 2 percent to 4 percent of gross premiums) on insureds obtaining insurance from nonadmitted foreign insurers, such as ACE Bermuda and CODA. The premiums charged by the Company do not include any American state premium tax. Each insured is responsible for determining whether it is subject to any such tax and for paying such tax as may be due.

  The U.S. also imposes on policyholders an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to ACE Bermuda and CODA are 4 percent for insurance premiums and 1 percent for reinsurance premiums.

  The Company has from time to time received inquiries from certain U.S. state insurance regulators regarding the Company's activities in a particular jurisdiction. To date only the State of Nevada Department of Insurance has formally challenged the insurance activities of the Company and that challenge was resolved in favor of the Company by legislation. There can be no assurance that additional challenges will not be raised in the future or that the Company will be able to successfully defend against such challenges. Such challenges may arise, among other things, in connection with actions seeking the payment of state premium taxes from insureds.

  In the event that the Company is not able to successfully defend against challenges by certain U.S. jurisdictions, the Company's business could be adversely affected in the short term. However, should this occur, the Company could elect to qualify as a surplus lines insurer in such U.S. jurisdictions as were necessary. Were it necessary to do so, the Company believes that generally it could meet and comply with the prescribed legislative requirements, and such compliance would not have a material impact on the ability of the Company to conduct its business or its results of operations.

  If the Company is unable to defend successfully against challenges of U.S. jurisdiction, it is possible that a policyholder could attempt to sue the Company in a U.S. court. The Company's primary defense to such action is that it's policies have a mandatory arbitration clause for coverage disputes. Courts in some states can impose damages in excess of policy limits if an insurer is found to have improperly and in bad faith declined coverage. If a U.S. court took jurisdiction of such a claim, it is possible that the Company's exposure could be significantly greater than policy limits. It is also possible that an arbitration panel, if the issues were properly presented, could make an extra-contractual award for bad faith damage.

  There can be no assurance that new or additional legislation will not be proposed and enacted that has the effect of subjecting the Company to regulation in the U.S.

  U.S. Operations

  Although at the present time there is limited federal regulation of the insurance business in the US, the US insurance subsidiaries are subject to extensive regulation in the states in which they do business. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, insurance rates for certain business, policy language, underwriting and claims practices, transactions with affiliates, reserve adequacy, dividends and insurer solvency. In addition, the US insurance subsidiaries are subject to legislative measures and judicial decisions that define the risks and benefits for which insurance is sought and provided. These include redefinitions of insured risk in such areas as product liability and environmental coverages.

  The US Insurance Subsidiaries are required to file detailed annual reports with state insurance regulators in each of the states in which they do business. Such annual reports are required to be prepared on a calendar year basis. In addition, the US Insurance Subsidiaries' operations and accounts are subject to examination at regular intervals by state regulators. The respective reports made referring to the most recent periodic examinations of the US Insurance Subsidiaries, contained no material adverse findings. The US Insurance Subsidiaries are domiciled in the states of New York, Georgia and Texas.

  Statutory surplus is an important measure utilized by the regulators and rating agencies to assess the Company's US Insurance Subsidiaries' ability to support business operations and provide dividend capacity. The Company's US Insurance Subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income.

  Insurance company state regulators have adopted Risk Based Capital ("RBC") requirements for the US Insurance Subsidiaries. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula provides a mechanism for the calculation of an insurance company's Authorized Control Level (the "ACL") RBC amount. The initial RBC level which triggers regulatory action is known as the Company Action Level. Failure to achieve this level of RBC, which occurs if policyholders' surplus falls below 200 percent of the ACL, requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner. There are several additional progressive RBC failure levels, which trigger more stringent regulatory action. Based on the RBC formula, at December 31, 1997, which is the most recent RBC calculation, the policyholders' surplus of each of the US Insurance Subsidiaries was higher than the Company Action Level and, as a result, no regulatory action or response is required.

 Ireland

  The Companies were established and operate as limited liability companies under the Laws of Ireland. The relevant Irish Company Law applies to both companies. ACE Bermuda Company Europe Limited must also comply with European Union Insurance Regulations in respect of the 18 Classes of Insurance it is authorised to provide as supervised by the Irish Department of Enterprise, Trade and Employment.

Tax Matters

 United States of America

  Corporate Income Tax

  ACE is a Cayman Islands corporation and has never paid U.S. corporate income taxes (other than withholding taxes on dividend income) on the basis that it is not engaged in a trade or business in the U.S.; however, there can be no assurance that the Internal Revenue Service ("IRS") will not contend to the contrary. If the Company were subject to U.S. income tax, there could be a material adverse effect on the Company's shareholders' equity and earnings. The Company and its Bermuda-based insurance and reinsurance subsidiaries do not file U.S. income tax returns reporting income subject to U.S. income tax since they do not conduct business within the U.S. except that the Company and its Bermuda-based insurance and reinsurance subsidiaries have filed protective tax returns reporting no U.S. income to preserve their ability to deduct their ordinary and necessary business expenses should the IRS successfully challenge the Company's contention that none of its income is subject to a net income tax in the U.S.

  Related Person Insurance Income

  Each U.S. person who beneficially owns Ordinary Shares of the Company (directly or through foreign entities) on the last day of an insurance company subsidiary's fiscal year will have to include in such person's gross income for U.S. tax purposes a proportionate share (determined as described herein) of the related person insurance income ("RPII") of such insurance company subsidiary if the RPII of such insurance company subsidiary, determined on a gross basis, is 20 percent or more of that insurance company subsidiary's gross insurance income in such fiscal year. RPII is income attributable to insurance policies where the direct or indirect insureds are U.S. shareholders or are related to U.S. shareholders of the Company. RPII may be includible in a U.S. shareholder's gross income for U.S. tax purposes regardless of whether or not such shareholder is an insured. For the fiscal year ended September 30, 1998, the Company believes that gross RPII of each of its insurance company subsidiaries was below 20 percent for the year. Although no assurances can be given, the Company anticipates that gross RPII of each of its insurance company subsidiaries will be less than 20 percent of each such subsidiary's gross insurance income for subsequent years and the Company will endeavor to take such steps as it determines to be reasonable to cause its gross RPII to remain below such level.

  The RPII provisions of the Internal Revenue Code of 1986, as amended (the "Code"), have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts, or otherwise, might have retroactive effect. For a more detailed discussion of RPII and other tax matters pertaining to an investment in the Company's shares, reference is hereby made to the section entitled "Taxation of Ace and its Shareholders" in the Company's Registration Statement on Form S-4 (No. 333-04153), which section is incorporated by reference herein.

 United Kingdom

  Lloyd's is required to pay U.S. income tax on U.S. connected income ("U.S. income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates.

  The Company's Corporate Members are subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any U.S. income tax incurred up to the value of the equivalent UK corporation income tax charge on the U.S. income.

  All the subsidiaries of the Company, which are registered in the UK are subject to UK corporation tax, Value Added Tax and capital gains tax. In addition, the respective Managing Agents are required, on behalf of underwriting members participating on ACE managed syndicates, to account, via Lloyd's, to the UK Tax Authorities for Insurance Premium Taxes.

 Bermuda

  Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes on its income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

 Ireland

  Both companies have received approval from the Irish Government to operate their facilities in the International Financial Services Centre, Dublin (IFSC) and have obtained clearance to have their income arising from trading activities covered under their tax license taxed at 10 percent. This concession is scheduled to apply to both companies until December 31, 2005. Corporation Tax will be levied at the standard rate in Ireland on January 1, 2006 and thereafter to all IFSC companies.

 Cayman Islands

  Under current Cayman Islands law, the Company is not required to pay any taxes on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempted from taxation in the Cayman Islands until the year 2013.

Employees

  At September 30, 1998, the Company employed a total of 642 persons, 208 of whom were located in Bermuda, 199 in London, 233 in the United States and 2 in Dublin. None of these employees are represented by a labor union.

                      Glossary of Selected Insurance Terms

Catastrophe Excess of Loss Reinsurance.......  Catastrophe excess of loss reinsurance provides coverage to a primary insurer when
                                               aggregate claims and claim expenses from a
                                               single occurrence of a peril covered under
                                               a portfolio of primary insurance contracts
                                               written by the insurer exceed the
                                               attachment point specified in the
                                               reinsurance contract with the insurer.
Claims made form.............................  Insurance coverage which is dependent upon the filing of a claim, which must normally
                                               fall within the policy period.
IBNR loss reserves...........................  The reserves included in the Company's financial statements under the caption
                                               "Unpaid Losses and Loss Expenses" for the
                                               estimated ultimate unpaid liability which
                                               the Company has incurred under the terms of
                                               the Company's policies and agreements, less
                                               case reserves.
Integrated occurrence........................  All losses attributable directly or indirectly to the same event, condition,
                                               cause, defect or hazard or failure to warn
                                               of such which are added together and
                                               treated as one occurrence under an
                                               insured's policy.
Occurrence first reported....................  Manuscripted form of stand-alone insurance coverage offered by the Company, which
                                               generally ties the limits available and
                                               other policy terms to the date on which an
                                               occurrence is first reported to the
                                               Company.
Proportional Property Reinsurance............  Proportional property reinsurance treaties assume a specified percentage of the risk
                                               exposure under a portfolio of primary
                                               insurance contracts written by the ceding
                                               insurer and receive an equal percentage of
                                               the premium received by the ceding insurer.
Risk Excess of Loss Reinsurance..............  Property per risk excess of loss reinsurance responds to a loss of the
                                               reinsured in excess of its retention level
                                               on a single "risk," rather than to
                                               aggregate losses for all covered risks. A
                                               risk in this context might mean the
                                               insurance coverage on one building or a
                                               group of buildings.
Stand alone basis............................  A term referring to an insurance policy which is governed by its own terms,
                                               conditions, exclusions and retention and
                                               does not incorporate the terms, conditions
                                               or exclusions of underlying policies.

                                                                      Appendix B



                                --------------

   Excerpts from 1998 Annual Report--Management's Discussion and Analysis of
     Results of Operations and Financial Condition; Consolidated Financial
                                   Statements

                                --------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                 ---------------------------------------------


The following is a discussion of the Company's financial condition, results of operations, liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, presented on pages 39 to 74 of this annual report.

On March 2, 1998, the Company effected a three-for-one split of the Company's Ordinary Shares. All share and per share data has been adjusted, where necessary, to reflect the stock split.

General

ACE Limited ("ACE") is a holding company which, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA"), Tempest Reinsurance Company Limited ("Tempest Re") and CAT Limited ("CAT") and its Dublin, Ireland based subsidiaries, ACE Bermuda Company Europe Limited and ACE Reinsurance Company Europe Limited provides a broad range of insurance and reinsurance products to a diverse group of international clients. Through its U.S. based subsidiary, ACE USA, Inc. (formerly Westchester Speciality Group, Inc.) ("ACE USA"), the Company provides insurance products to a broad range of clients in the United States. In addition, since 1996 the Company has provided funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies which are indirect wholly owned subsidiaries of ACE. Underwriting capacity is the maximum amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to herein as "ACE Global Markets".

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US Holdings, Inc. ("ACE US"). Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million. In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to their loss reserves for the 1996 and prior accident years (see "Liquidity and Capital Resources"). ACE USA, through its insurance subsidiaries, provides commercial property, umbrella liability, specialty program business, warranty, errors and omissions, directors and officers liability coverages as well as a captive management reinsurance facility.

On March 11, 1998, the Company announced the formation of a joint venture, ACE Capital Re Limited, with Capital Re Corporation ("Capital Re"). ACE Capital Re Limited, a Bermuda-domiciled insurance company, writes both traditional and custom-designed programs covering financial guaranty, mortgage guaranty and a broad range of financial risks. Operations are underwritten and managed in Bermuda by a joint venture managing agency, ACE Capital Re Managers Ltd. The Company and Capital Re each have a 50 percent economic interest in ACE Capital Re Limited and ACE Capital Re Managers Ltd.

On April 1, 1998, the Company completed the acquisition of CAT Limited ("CAT"), a privately held, Bermuda-based property catastrophe reinsurer. Under the terms of the acquisition agreement, the Company purchased all of the outstanding capital stock of CAT, for cash consideration of approximately $641 million. CAT is being integrated with ACE's existing property catastrophe subsidiary, Tempest Re, and going forward the combined property catastrophe reinsurance operations will operate under the Tempest Re name.

On July 9, 1998, the Company completed the acquisition of Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency Charman Underwriting Agencies Ltd. ("Charman") and Tarquin Underwriting
Limited, its corporate capital provider. The Charman managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company regularly evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions), (ii) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates, (iii) the legal environment, (iv) the uncertainties of the reserving process, (v) loss of the services of any of the Company's executive officers, (vi) changing rates of inflation and other economic conditions, (vii) losses due to foreign currency exchange rate fluctuations, (viii) ability to collect reinsurance recoverables, (ix) the competitive environment in which the Company operates, (x) the impact of mergers and acquisitions, (xi) the impact of Year 2000 related issues, (xii) developments in global financial markets which could affect the Company's investment portfolio, and (xiii) risks associated with the introduction of new products and services. The words "believe", "anticipate", "project", "plan", "expect", "intend", "will likely result" or "will continue" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Results of Operations - Years ended September 30, 1998, 1997 and 1996

As previously noted, the Company completed the acquisition of Tarquin on July 9, 1998. This acquisition has been accounted for as a pooling-of-interests and thus, information for all years presented has been restated to reflect the results of the combined companies. Included in the results of fiscal 1998, 1997 and 1996 are certain non-recurring and transaction related expenses (hereinafter referred to as the "non-recurring expenses") amounting to $46.6 million, $6.1 million and $5.0 million, respectively. These expenses include interest expense and payments to employees as well as transaction costs including legal, accounting and investment banking fees.

   Net Income


                                                                                       1998              1997               1996
                                                                                                     (IN MILLIONS)
Income excluding net realized gains on investments and non-recurring
expenses....................................................................            $418.4            $381.1             $277.4
Non-recurring expenses (net of income taxes)................................             (46.6)             (6.1)              (5.0)
Net realized gains on investments...........................................             188.4             127.7               55.2
                                                                                        ------            ------             ------
Net income..................................................................            $560.2            $502.7             $327.6
                                                                                        ======            ======             ======


For the year ended September 30, 1998, income excluding net realized gains on investments and non-recurring expenses increased by $37.3 million or 9.8 percent, compared with fiscal 1997. This increase is predominantly the result of the inclusion of the results of ACE USA following its acquisition on January 2, 1998 and the inclusion of the results of CAT following its acquisition on April 1, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

During 1997, the Company experienced strong growth in income from insurance operations and net investment income. The increase was partially offset by an increase in general and administrative expenses. In fiscal 1997, Tempest Re contributed $119.8 million to income excluding net realized gains on investments and non-recurring expenses compared to $23.8 million for 1996. A full year of operations for Tempest Re is included in the results for fiscal 1997 versus one quarter of operations in 1996 as Tempest Re was purchased on July 1, 1996.

Premiums

                                                Percentage           Percentage
                                       1998       Change      1997     Change      1996
                                    --------      ------     ------    -------    -------
                                                        (In millions)
Gross premiums written:
  ACE Bermuda (including CODA)      $  521.6      (0.3)%     $523.2    (10.0)%     $581.6
  ACE Global Markets                   436.3      37.9        316.5     29.9        243.6
  Tempest Re (including CAT)           124.1       3.8        119.6    243.7         34.8
  ACE USA                              160.2         -            -        -            -
                                    --------                 ------                ------
                                    $1,242.2      29.5%      $959.3     12.0%      $860.0
                                    ========                 ======                ======
Net premiums written:
  ACE Bermuda (including CODA)      $  396.9     (11.3)%     $447.6    (17.6)%     $543.2
  ACE Global Markets                   312.0      37.6        226.8     11.2        203.9
  Tempest Re (including CAT)            93.6     (18.8)       115.3    231.3         34.8
  ACE USA                               78.5        -             -         -           -
                                    --------                 ------                ------
                                    $  881.0      11.6%      $789.7      1.0%      $781.9
                                    ========                 ======                ======
Net premiums earned:
  ACE Bermuda (including CODA)      $  393.5     (17.0)%     $474.3    (11.9)%     $538.1
  ACE Global Markets                   278.3      34.4        207.1     13.8        182.0
  Tempest Re (including CAT)           151.7      22.4        123.9    247.1         35.7
  ACE USA                               70.8         -            -        -           -
                                    --------                 ------                ------
                                    $  894.3      11.1%      $805.3      6.6%      $755.8
                                    ========                 ======                ======

During 1998 and 1997, most insurance markets faced significant competitive pressures as a result of relatively low loss activity and excess capital in these markets. This has resulted in continuing price pressure in most insurance and reinsurance lines. However, the Company's ability to make strategic acquisitions, increase its participation on the syndicates in Lloyd's managed by the Company, develop new and expand existing product lines and maintain a high level of policy renewals on existing business, while maintaining its focus on underwriting and pricing discipline, has resulted in increases in gross and net premiums written and net premiums earned for the years ended September 30, 1998 and 1997.

During 1998, gross premiums written increased to $1,242.2 million compared with $959.3 million in 1997, an increase of $282.9 million. The growth in gross premiums written is mainly a result of the inclusion of nine months of premiums from ACE USA and six months of premiums from CAT, following their acquisitions on January 2, 1998 and April 1, 1998, respectively. The growth is also due to the increased participation in the Lloyd's syndicates managed by the Company.

As previously noted, the Company continues to face competitive pressures in most of the markets in which it operates. Gross premiums written by ACE Bermuda decreased by $1.6 million compared with 1997. Within ACE Bermuda, increased premium volume resulted from new business in financial lines, increased activity in the satellite line and contributions from the joint ventures in which ACE Bermuda participates. These increases were offset by continuing declines in the excess liability and directors and officers lines of business. The decline in excess liability premiums is mainly the result of the non-renewal of several accounts due to soft market conditions and reduced premiums from pricing changes. Increases in attachment points and decreases in limits provided have resulted in decreased premiums but have led to a reduction in the Company's exposure and an improved risk profile. The decline in the directors and officers gross premiums is primarily a result of the continuing competitive pressures in this market.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Market conditions remain very competitive in the property catastrophe reinsurance business as rates continue to decline in the absence of major loss activity over the last several years. Tempest Re and CAT experienced continuing price pressures during the year (although CAT was not acquired until April 1, 1998), including their January 1998 renewals which is their largest renewal period. Tempest Re did not renew several of its accounts due to inadequate pricing. While the combined Tempest Re and CAT operations recorded gross premiums written of $124.1 million compared to $119.6 million for Tempest Re alone in 1997, each company on an individual basis showed declines in gross written premiums compared to the 1997 year.

ACE Global Markets continues to experience competitive conditions in the Lloyd's market where rates continue to soften in most lines of business. This has affected the writing of new business. In addition, the Company managed syndicates have declined certain renewal business where prices or policy terms were not considered adequate. However, as already noted, the Company's gross premiums written have increased this year as a result of the Company's increased participation in these syndicates.

ACE USA has also been impacted by significant competitive market forces during the year. During this period, ACE USA has focused on maintaining its underwriting and pricing discipline as well as developing its new product divisions which were introduced during the year.

The Company expects that the current competitive market conditions will continue and does not believe that recent loss activity in certain markets in which the Company operates will significantly affect insurance and reinsurance prices in the near term.

Gross premiums written increased by $99.3 million to $959.3 million in 1997 from $860.0 million in 1996. The growth in gross premiums written is primarily attributable to the inclusion of a full year of premiums for Tempest Re and the increased participation in the Lloyd's syndicates managed by the Company. As Tempest Re was purchased on July 1, 1996, the 1996 comparative only includes three months of Tempest Re premiums. Tempest Re's gross premiums written for 1997 are down by approximately 17 percent compared to their full year 1996 premiums primarily due to rate reductions, increasing attachment points and some cancellations due to pricing. The Company's portion of gross premiums written by the Lloyd's syndicates in which the Company participates increased as a result of the Company's increased participation in these syndicates. Satellite, aviation, excess property and financial lines also contributed to the increase. These increases in gross premiums written were offset by declines in excess liability and directors and officers liability gross premiums written. The decline in excess liability premiums is mainly the result of continuing competitive pressures in that market which have adversely affected the pricing of the excess liability business. This market pressure has caused ACE Bermuda, in certain instances, to increase its average attachment points, lower its average policy limits or decline business, which has had the effect of reducing the Company's exposure and improving its risk profile. Directors and officers liability premiums declined as a result of continuing competitive conditions.

Net premiums written increased by $91.3 million to $881.0 million in 1998 compared with $789.7 million in 1997. This increase, as with the increase in gross premiums written, is the result of increases in the Company's participation in the Lloyd's syndicates managed by ACE Global Markets as well as the contributions of ACE USA and CAT during the year. Net premiums written in ACE Bermuda decreased from $447.6 million in 1997 to $396.9 million in 1998. This decline is primarily the result of continuing declines in directors and officers liability and excess liability premiums, as described above in the discussion of gross premiums written, offset somewhat by growth in net premiums written from the satellite and financial lines divisions and in the joint ventures business written by ACE Bermuda.

Net premiums written were also affected by an increase in the use of reinsurance during 1998, predominantly in ACE Bermuda. In particular, during the second quarter, the excess liability division of ACE Bermuda purchased a 25 percent quota share reinsurance treaty and also put in place an excess of loss treaty that limits the retained risk on a single occurrence to $100 million. In addition, during 1998, the satellite division of ACE Bermuda and Tempest Re each purchased additional reinsurance to cover catastrophic events.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Net premiums written increased in 1997 to $789.7 million compared to $781.9 million for 1996. The inclusion of a full year of net premiums written for Tempest Re, the increased participation in the Lloyd's syndicates managed by the Company and growth in excess property premiums contributed to the increase in net premiums written. These increases were partially offset by declines in excess liability and directors and officers liability premiums as discussed above.

A portion of the decline in net premiums written is also the result of the Company's use of reinsurance for the satellite and financial lines product lines in 1997. Net premiums written for Tempest Re were also reduced as a result of the purchase of a modest amount of retrocessional cover during 1997.

For the year ended September 30, 1998, net premiums earned increased by $89.0 million to $894.3 million compared with $805.3 million last year, an increase of
11.1 percent. This increase was a result of the contributions from ACE USA and CAT during the year following their acquisitions as well as an increase in net premiums earned resulting from the Company's participation in the Lloyd's syndicates under management. This increase was partially offset by declines in net premiums earned in ACE Bermuda as a result of declines in net premiums written.

For 1997, net premiums earned increased by $49.5 million to $805.3 million from $755.8 million in 1996. The growth in net premiums earned was primarily the result of the inclusion of a full year of premiums earned for Tempest Re in 1997 compared to three months in 1996 and the Company's increased participation in the Lloyd's syndicates managed by the Company. At ACE Bermuda, aviation, excess property and financial lines also experienced growth during the year. These increases were offset by declines in excess liability, directors and officers liability and satellite premiums earned.

   Net Investment Income

-------------------------------------------------------------------------------------------------------
                                                 Percentage                       Percentage
                                       1998        Change           1997            Change        1996
                                                                (in millions)
Net investment income.............    $324.3       27.9%           $253.4           18.6%        $213.7
                                    ===================================================================
-------------------------------------------------------------------------------------------------------


Net investment income increased by $70.9 million or 27.9 percent in 1998 compared with 1997. This increase is primarily due to an increase in the investable asset base resulting from the inclusion of the ACE USA and CAT portfolios in the current year as well as positive cash flows from operations and the reinvestment of funds generated by the portfolio. Consistent with the overall decline in U.S. interest rates during the year, the average yield earned on the investment portfolio in 1998 was down when compared with the yield generated in 1997.

The average yield earned on the investment portfolio in 1997 was down slightly compared to the yield generated in 1996. This is largely due to the fact that during the first quarter of fiscal 1997 the Company increased the equity exposure of the externally managed investment portfolio to 20 percent from 15 percent. The remainder of the portfolio is comprised of fixed maturity securities. Despite the decreases in yield, net investment income increased by $39.7 million in 1997 compared to 1996 primarily as a result of a larger investable asset base. The increase in the investable asset base in 1997 and 1996 was due to positive cash flows from insurance operations, the reinvestment of funds generated by the portfolio and the fact that the consolidated investment portfolio included the Tempest Re portfolio for the entire period of fiscal 1997 and for three months during fiscal 1996.

   Net Realized Gains (Losses) on Investments

--------------------------------------------------------------------------------------------
                                                           1998          1997          1996
                                                                     (in millions)
Fixed maturities and short-term investments...........    $ 58.3        $ 58.7         $14.4
Equity securities.....................................     168.5          38.1          15.8
Financial futures and option contracts................      (9.3)         57.1          26.7
Currency..............................................     (29.1)        (26.2)         (1.7)
                                                          ------        ------         -----
                                                          $188.4        $127.7         $55.2
                                                          ======        ======         =====
--------------------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           --------------------------------------------------------

The Company's investment strategy takes a long-term view and the portfolio is actively managed to maximize total return within certain specific guidelines which minimize risk. The portfolio is reported at fair value. The effect of market movements on the investment portfolio will directly impact net realized gains (losses) on investments when securities are sold. Changes in unrealized gains and losses, which result from the revaluation of securities held, are reported as a separate component of shareholders' equity.

The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings. The contracts used are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as a component of net realized gains (losses) on investments in the period in which the fluctuations occur, together with net foreign currency gains and losses recognized when non-U.S. dollar securities are sold (for further discussion see "Market Sensitive Instruments and Risk Management").

Sales proceeds for fixed maturity securities were generally higher than their amortized costs during 1998 and 1997 which resulted in net realized gains on sale of fixed maturities and short-term investments of $58.3 million in 1998 and $58.7 million in 1997.

The liquidation of two domestic stock portfolios and the sale of a portion of the non-U.S. dollar equity securities held during the year, contributed significantly to net realized gains on sales of equity securities of $168.5 million in fiscal 1998. This compares with net realized gains on sales of equity securities of $38.1 million in 1997 and $15.8 million in 1996.

Realized gains or losses on financial futures and option contracts are generated from U.S. Treasury futures contracts and from equity index futures contracts held in the synthetic equity fund. Gains and losses on these instruments are closely linked to fluctuations in the U.S. Treasury and equity markets and therefore, realized gains would be expected during periods of broad market improvements while losses are realized during periods of market declines. Net realized losses in financial futures and option contracts of $9.3 million in 1998 arose from net movements on fixed income and equity index futures contracts held during the year. Net realized gains on financial futures and option contracts of $57.1 million recorded in 1997 were primarily generated by the equity index futures contracts held, as a result of the rise in the S&P 500 Stock Index of nearly 40 percent during the fiscal year. The realized gains of $26.7 million in 1996 were generated from U.S. Treasury futures contracts and from the equity index futures contracts held in the synthetic equity fund as a result of broad market improvements during the year.

Currency losses were $29.1 million in 1998 compared with currency losses of $26.2 million in 1997 and losses of $1.7 million for 1996. Currency markets generally suffered declines against the U.S. dollar during 1998 and 1997. During 1998, the Company eliminated its 5 percent strategic allocation to non-U.S. dollar fixed income securities. The Company maintained its 7 percent allocation to non-U.S. dollar equities which it added in 1997. At September 30, 1998 there were unrealized currency losses of $2.1 million on securities held in the portfolio compared to $20.0 million as at September 30, 1997. Unrealized currency losses are reflected in net unrealized appreciation on investments in shareholders' equity.

The Company's externally managed investment portfolio contains certain market sensitive instruments which may be adversely effected by changes in interest rates and foreign currency exchange rates (for further discussion see "Market Sensitive Instruments and Risk Management").

  Combined Ratio

----------------------------------------------------------------------------------------
                                                               1998      1997      1996
Loss and loss expense ratio..............................      57.8%     60.4%     68.8%
Underwriting and administrative expense ratio............      30.4%     19.0%     18.3%
                                                               -------------------------
Combined ratio...........................................      88.2%     79.4%     87.1%
                                                               =========================
----------------------------------------------------------------------------------------

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, underwriting and administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting profits and a

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

combined ratio exceeding 100 percent indicates underwriting losses. Property catastrophe reinsurance companies generally expect to have overall lower combined ratios as compared with other reinsurance companies with long-tail exposures.

Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserves for unpaid losses and loss expenses are adequate to cover the ultimate cost of losses and loss expenses incurred through September 30, 1998. Since such reserves are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts (see "Breast Implant Litigation").

  Losses and Loss Expenses

                                                                  Percentage                       Percentage
                                                        1998        Change           1997            Change        1996
                                                       -----------------------------------------------------------------
                                                                                 (in millions)
Losses and loss expenses.............................. $516.9        6.3%           $486.1           (6.6)%       $520.3
                                                       =================================================================

Losses and loss expenses have increased for the year ended September 30, 1998 compared to 1997 due to the inclusion of losses and loss expenses from ACE USA and CAT since their acquisition as well as the Company's increased participation in the Lloyd's syndicates under management. However, the loss and loss expense ratio has decreased to 57.8 percent in 1998 compared with 60.4 percent in 1997. This decrease is the result of the changing mix of premiums written and earned by the Company, highlighted by the inclusion of ACE USA and CAT in this fiscal year whose loss ratios are lower than the Company's traditional book of business.

For the year ended September 30, 1997, the loss and loss expense ratio was 60.4 percent compared with 68.8 percent in 1996. This ratio was favorably impacted by the results of Tempest Re.

  Underwriting and Administrative Expenses

                                                                  Percentage                     Percentage
                                                        1998        Change           1997          Change        1996
                                                       ---------------------------------------------------------------
                                                                                 (in millions)
Underwriting and administrative expenses.............. $271.6        76.9%          $153.5         11.0%        $138.3
                                                       ===============================================================

Underwriting and administrative expenses have increased for the year ended September 30, 1998 compared to 1997 primarily due to the inclusion of the non-recurring expenses previously described as well as the inclusion of underwriting and administrative expenses from ACE USA and CAT since their acquisition. The increase is also partly due to the increased underwriting and administrative expenses generated by the Company's increased participation in Lloyd's. The underwriting and administrative expense ratio also increased in the year from
19.0 percent in 1997 to 30.4 percent in 1998. Again, this increase is due primarily to the inclusion of the non-recurring expenses. Excluding the non-recurring expenses, the underwriting and administrative expense ratio would have been 25.0 percent compared to 18.3 percent in 1997. The remaining increase is primarily due to the costs associated with the Company's increased participation in the Lloyd's market and the inclusion of administrative costs from ACE USA. The underwriting and administrative expense ratio in ACE USA and ACE Global Markets is generally higher than the Company's traditional book of business and thus contributed to the increase in the underwriting and administrative expense ratio.

The underwriting and administrative expense ratio increased to 19.0 percent in 1997 compared to 18.3 percent in 1996. This increase is due to an increase in administrative expenses in 1997 over 1996, which is partially offset by a decrease in acquisition costs. The increase in administrative expenses in primarily due to the increased cost base resulting from the strategic diversification by the Company over the past two years, including the acquisitions of Tempest Re, the Lloyd's managing agencies as well as the development of the newer insurance lines and products.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. ACE received a dividend of $115 million from Tempest Re in December 1997 and a dividend of $250 million from ACE Bermuda in April 1998.

At September 30, 1998, ACE US Holdings, Inc. ("ACE US") and ACE Global Markets had shareholder's equity of approximately $115 million and $225 million, respectively. The payment of any dividends from the Company's UK subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. Under various U.S. insurance laws to which ACE US's insurance subsidiaries are subject, ACE US's insurance subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. No dividends were received from ACE US or ACE Global Markets during fiscal 1998 and the Company does not anticipate receiving dividends from them during fiscal 1999.

The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments and for share repurchases.

The Company's insurance and reinsurance operations provide liquidity in that premiums are normally received substantially in advance of the time claims are paid. For the years ended September 30, 1998, 1997 and 1996, the Company's consolidated net cash flows from operating activities were $66.8 million, $423.5 million and $724.1 million respectively. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. Total loss and loss expense payments amounted to $583.8 million, $421.9 million and $115.0 million in fiscal 1998, 1997 and 1996, respectively.

The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses of $3.7 billion at September 30, 1998, includes $1.4 billion of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at September 30, 1998 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided. A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. The Company has made certain payments to policyholders with respect to these claims. However, the Company does not have adequate data upon which to anticipate the timing of future payments relating to these liabilities.

At September 30, 1998, total investments and cash amounted to approximately $6.2 billion, compared with $4.8 billion at September 30, 1997. The increase in total cash and investments of $1.4 billion since September 30, 1997 is primarily the result of the inclusion of the ACE USA and CAT investment portfolios following the acquisitions of these companies by ACE during the current fiscal year. The Company's investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets. The Company believes that its cash balances, cash flow from

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

operations, routine sales of investments and the liquidity provided by its credit facilities (discussed below) are adequate to allow the Company to pay claims within the time periods required under its policies.

In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these credit facilities. Each facility requires that the Company and/or certain of its subsidiaries comply with specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

 . A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together make up a combined $400 million committed, unsecured syndicated revolving credit facility. At September 30, 1998, the five-year revolving credit facility has a $150 million letter of credit ("LOC") sub-limit (increased from $50 million during September 1998). As discussed below, the Company drew down $385 million on the revolving credit facilities to finance the acquisition of CAT Limited on April 1, 1998. The debt was subsequently repaid from a portion of the proceeds from the sale of 16.5 million new Ordinary Shares of the Company (discussed below).

 . A syndicated fully secured five year LOC facility totaling approximately 154 million ($262 million) which was used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates. Certain assets totalling approximately $300 million are pledged as security for this facility.

 . A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As of September 30, 1998, $250 million was outstanding under this facility. The average interest rate for the period January 2, 1998 through October 5, 1998 was 6.24 percent.

On October 27, 1998, ACE US refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured credit sensitive senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. Total interest expense to be recorded by ACE US including amortized fees and hedging costs, will initially be $23.3 million per year. The indenture related to these notes include certain restrictive covenants applicable to ACE US. The senior notes are callable subject to certain breakage costs, however, ACE US has no current intention of calling the debt. Simultaneously, the Company has entered into a notional $250 million credit default swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as security in connection with the swap transaction. In the event that the Company terminates the credit default swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long-term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

The Company also maintains an unsecured, syndicated revolving credit facility in the amount of $72.5 million. This facility was put in place by CAT prior to its acquisition by the Company and in September 1998, was assigned to Tempest Re. At September 30, 1998, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants.

On November 27, 1998, the Company arranged a new syndicated partially secured five year LOC facility in the amount of 270 million (approximately $450 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This new facility was arranged by Citibank N.A., with ING Barings and Barclays Bank PLC acting as co-arrangers, and will replace the facility arranged in December 1997. This new LOC facility requires that the Company continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. Certain assets totaling approximately $201 million are pledged as partial security for this facility, replacing the security pledged in connection with the December 1997 facility.

On November 13, 1997, the Board of Directors approved a special resolution to split each outstanding Ordinary Share of the Company into three Ordinary Shares. The stock split was voted on and approved by the shareholders of the Company on February 6, 1998. The record date for determining those shareholders entitled to receive certificates representing additional

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

shares pursuant to the Stock Split was as of close of business on February 17, 1998. Certificates representing the additional shares of stock were mailed on March 2, 1998.

The Board of Directors had authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. On May 9, 1997 the Board of Directors terminated the then existing share repurchase program and authorized a new share program for up to $300 million of the Company's Ordinary Shares. During the first two quarters of fiscal 1998, the Company repurchased 3,521,100 Ordinary Shares under the share repurchase program for an aggregate cost of $107.6 million. No shares were repurchased after March 31, 1998. On July 6, 1998 the Executive Committee of the Board of Directors rescinded all existing authorizations for the repurchase of the Company's Ordinary Shares. During 1997, the Company repurchased 9,093,000 Ordinary Shares under share repurchase programs for an aggregate cost of approximately $182.6 million.

On October 18, 1997 and January 16, 1998, the Company paid quarterly dividends of 7.33 cents and 8 cents per share, respectively to shareholders of record on September 30, 1997 and December 13, 1997. The Company paid quarterly dividends on April 18, 1998 and July 17, 1998 of 8 cents and 9 cents per share, respectively to shareholders of record on March 31, 1998 and June 30, 1998. On October 16, 1998, the Board of Directors paid a quarterly dividend of 9 cents per share to shareholders of record on September 30, 1998. On November 13, 1998, the Board of Directors declared a quarterly dividend of 9 cents per share payable on January 15, 1999 to shareholders of record on December 15, 1998. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US, for an aggregate cash consideration of $338 million. ACE US was capitalized by ACE Limited with $75 million and received $35 million from an inter-company loan. ACE US financed the acquisition of ACE USA with $250 million of bank debt (see discussion of syndicated credit facilities above) and the remaining $88 million came from available funds.

On April 1, 1998, the Company completed the acquistion of CAT for an aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt (see discussion of credit facilities above) and the remainder from available funds.

On April 14, 1998, the Company sold 16.5 million Ordinary Shares for net proceeds of approximately $606 million after deducting expenses related to the offering. A portion of the proceeds were used to repay $385.0 million of indebtedness incurred by the Company in connection with the acquisition of CAT on April 1, 1998. The remaining proceeds were added to the Company's investment portfolio to be used for general corporate purposes, which may include acquisitions.

On July 9, 1998, the Company completed the acquisition of Tarquin and issued approximately 14.3 million Ordinary Shares to the shareholders of Tarquin. The acquisition was accounted for on a pooling-of-interests basis and, as a result, the consolidated financial statements of the Company have been restated to include the historical shareholders' equity and results of operations of Tarquin for all periods presented.

Fully diluted net asset value per share was $19.14 at September 30, 1998, compared with $15.40 at September 30, 1997.

Changes in shareholders' equity for the years ended September 30, 1998 and 1997 were as follows:

                                                                                   1998        1997
                                                                                  -------------------
                                                                                     (in millions)
Balance, beginning of year....................................................... $2,785      $2,367
Net income.......................................................................    560         503
Change in net unrealized appreciation (depreciation) on investments..............    (69)        135
Repurchase of Ordinary Shares....................................................   (108)       (183)
Dividends declared...............................................................    (60)        (45)
Value of Ordinary Shares issued in share offering................................    606           -
Other............................................................................      -           8
                                                                                  -------     -------
Balance, end of year............................................................. $3,714      $2,785
                                                                                  =======     =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

The Company's financial condition, results of operations and cash flow are influenced by both internal and external forces. Claims settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss. The liquidity of its investment portfolio, cash flows and the line of credit are, in management's opinion, adequate to meet the Company's expected cash requirements.

Breast Implant Litigation

A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits, including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation to a Federal District Court in Alabama, although cases are in the process of being transferred back to federal courts or remanded to state courts.

On May 15, 1995, the Dow Corning Corporation, one of the major defendants, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and claims against Dow Corning remain stayed subject to the Bankruptcy Code.

On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of an individual settlement plan for U.S. claimants with at least one implant from any of those manufacturers (" the Settlement"). In general, under the Settlement, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of participants electing to opt out from the new plan. Also, in general, the compensation would be fixed and not affected by the number of participants, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each settling defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all cases. By November 13, 1995, the Settlement was approved by the three major defendants. In addition, two other defendants became part of the Settlement, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants. On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants.

Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of October 31, 1997, it has sent out Notification of Status Letters to more than 360,000 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. Distribution has begun on payments to claimants relating to other implants since all appeals on the Settlement have been dismissed. In addition, the multidistrict litigation judge has approved the detailed terms of a settlement program being offered by the three major defendants to eligible foreign claimants. Approximately 32,500 domestic registrants exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

Although the Company has underwritten the coverage for a number of the defendant companies including four of the companies involved in the Settlement, the Company anticipates that insurance coverage issued prior to the time the Company issued policies will be available for a portion of the defendants' liability. In addition, the Company's policies only apply when the underlying liability insurance policies or per occurrence retentions are exhausted.

Declaratory judgment lawsuits, involving four of the Company's insureds, have been filed seeking guidance on the appropriate trigger for their insurance coverage. None of the insureds have named the Company in such lawsuits, although other insurers and third parties have sought to involve the Company in those lawsuits. To date, one court has stayed a lawsuit against the Company by other insurers; two courts have dismissed actions by other insurers against the Company. Another court in Texas has ruled against the Company's arguments that the court should dismiss the claims by other insurers and certain doctors attempting to bring the Company into coverage litigation there. On appeal in the Texas lawsuit, the appellate court affirmed the lower court's order refusing to dismiss the claims against the Company; further appellate review in the

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued
           --------------------------------------------------------

Texas Supreme Court is pending. In addition, further efforts are contemplated to stay or dismiss the doctor's claims against the Company in the Texas lawsuit.

At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in the pending lawsuits and information from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. The Company has made payments to date of approximately $370 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. While the Company is unable, at this time, to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses, including those arising from breast implant claims, are adequate as at September 30, 1998.

Market Sensitive Instruments and Risk Management

In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the following analysis presents hypothetical losses in cash flows, earnings and fair values of derivative instruments and other market sensitive instruments used in the Company's portfolio as at September 30, 1998. The Company uses investment derivative instruments such as futures, options and foreign currency forward and option contracts for duration management and management of foreign currency exposures. These instruments are sensitive to changes in interest rates and foreign currency exchange rates. The portfolio includes other market sensitive instruments which are subject to changes in market values, with changes in interest rates.

Duration Management and Market Exposure Management

The Company uses financial futures and option contracts for the purpose of managing certain investment portfolio exposures. Futures contracts are not recognized in the financial statements as assets or liabilities and any changes in fair value of these instruments due to changes in market interest rates would be recognized in the statement of operations as realized gains or losses in accordance with the Company's accounting policy. Option contracts are utilized in the portfolio for the purposes of duration management and to provide protection against any unexpected shifts in interest rates. At September 30, 1998, the fair value of the option contracts held and written was $1,517,000 and $(677,000) respectively, compared with $178,000 and $(222,000) at September 30, 1997. The market value of mortgage-backed securities, another category of market sensitive instruments, was $1,752 million, or approximately 30 percent of the total investment portfolio, compared with $1,342 million or 31 percent at September 30,1997. Mortgage-backed securities include pass through mortgage bonds and collateralized mortgage obligations.

The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would be a decrease in total return of 4.2 percent which equates to a decrease in market value of approximately $230 million on a portfolio valued at $5.7 billion at September 30, 1998. An immediate time horizon was used as this presents the worse case scenario.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------


Impact of the Year 2000 Issue

General

The management of ACE Limited, recognizing that the Year 2000 problem, if left untreated, could have a material effect on the Company's business, results of operations or financial condition, has in progress a project to address this issue. It is the expectation of ACE's management that this project will reduce the impact of the Year 2000 problem to an immaterial level, although not all risks can be eliminated.

The Year 2000 problem stems from the inability, in some cases, of computer programs and embedded microchips to correctly process certain data. The problem is most evident because dates which fall in the year 2000 and in later years may not be properly distinguished from those which fell in the corresponding years of the present century.

Although all ACE group companies had individually taken steps earlier towards alleviating the Year 2000 problem, a formal group-wide project was established in March 1998. At that time, an executive steering committee was formed to oversee the project. This committee meets on a monthly basis to review progress and take corrective action if necessary. In each of the ACE subsidiary companies, a senior member of the management has been appointed as Year 2000 coordinator. Each Year 2000 coordinator has responsibility for ensuring the success of that part of the Year 2000 plan relevant to its company. A detailed quarterly report on the status of the Year 2000 project is delivered to the audit committee of the Board of Directors.

A consultant who is an experienced project manager has been retained to assist the Year 2000 coordinator. In addition, certain subsidiaries have engaged external consultants to assist in monitoring their plans.

The project is substantially on schedule, though some components have been finished earlier than expected and some are taking more time than originally estimated. It is expected that by the end of 1998 all ACE group companies will be running Year 2000 compliant versions of most of the information technology systems that are critical to the business. The replacement or remedy of the remaining critical systems and some residual testing will continue during the first and possibly the second quarter of calendar year 1999.

The Company's Year 2000 project is divided into four sections: Underwriting; Information Technology; Trading Partners; and Physical Plant.

Underwriting

Underwriting teams within each ACE group subsidiary have considered the risks with respect to the Year 2000 problem that might be associated with underwriting their various lines of business and have developed internal guidelines which seek to minimize these risks. Compliance with these guidelines is the subject of internal audits and/or peer reviews. These guidelines are under regular review. In some cases, exclusionary language has been added to policies and in all cases there is a requirement for underwriters to consider information about our clients and potential clients that is relevant to the Year 2000 problem and, based on this to underwrite risks prudently or to decline them.

Information Technology

Each ACE subsidiary has a plan to ensure that all information technology components such as hardware, software and network equipment that will be in use in the Year 2000 (and beyond) for use by any business-critical function will not suffer from the Year 2000 problem. Inventories have been prepared of all such components, and appropriate action decided.

Most application software (such as insurance processing and accounting systems) which is in use within the ACE group has been supplied as packages (often tailored to meet ACE's needs) from various vendors. Several application software packages have already been replaced with Year 2000 compliant versions. Testing of these is complete in some cases, in progress for some systems and is scheduled for others. Remaining software packages will be replaced, or, in a few cases, remedied to free them of Year 2000 problems.

Testing of hardware and network components has commenced and is scheduled for completion before the end of March 1999. Testing of other software, such as operating systems and PC desktop applications is in progress or scheduled, though in a few cases we are relying on assurances from major software manufacturers that their systems will operate correctly.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Trading Partners and Physical Plant

Examples of the Company's trading partners are: insurance brokers, banks, reinsurance companies, vendors and service providers in information technology and general suppliers.

The Physical Plant section of the project focuses on items such as elevators, fire suppression systems, security systems, building management systems (which may control air-conditioning, heating and lighting systems) which may be controlled by software programs or embedded chips, and may thus fail or act unpredictably in, or after the year 2000. Furthermore, supply of electrical power and telecommunications services are considered here.

All material trading partners and those vendors and service providers connected with physical plant have been inventoried and questionnaires sent to them soliciting information about their Year 2000 readiness. Responses have not been provided in all cases, despite follow-up letters. ACE has made significant progress in assessing those responses which have been forthcoming. Some of these responses appear to give evidence of satisfactory progress and others do not. In those cases where additional follow-up fails to provide satisfactory responses, contingency plans will be drawn up in early 1999 to minimize the effect of potential failure of a Trading Partner.

Costs

The total cost of the Year 2000 project is not expected to be material to the Company's financial position. The total estimated cost is approximately $4 million, of which just over $2 million is for the information technology component of the project. Total expenditure to date on the whole project is approximately $1 million.

Risks

It is not feasible to assign probabilities to many of the events associated with the Year 2000. The arrival of January 1, 2000 presents novel problems about which there is no body of evidence upon which to base statistical predictions. Furthermore, world infrastructure in areas such as telecommunications, banking, law enforcement, energy production and distribution, manufacturing, transportation and government and military systems are inextricably linked in such a manner that a small failure in one area could produce large and unexpected effects in others. Each business has a dependence upon its customers and suppliers and through them (or directly) upon many or all of the infrastructural areas noted above.

ACE management believes that the risks associated with its own information technology project component are small. For reasons noted above, it is impossible to quantify all risks associated with trading partners and physical plant. Possibly the greatest risk for the Company lies in the possibility of unpredictable events affecting insureds producing a number of claims (valid or otherwise) which, if valid, are expensive to pay, or if not, expensive in defense litigation costs.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company will adopt the new requirements retroactively in 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments of fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2000. The

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    ---------------------------------------
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)
           ---------------------------------------------------------

Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

                          ACE LIMITED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS



Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. The Company's internal audit department performs independent audits on the Company's internal controls. The Company's policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner, which is above reproach.

PricewaterhouseCoopers LLP, independent accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



_______________________________________   _____________________________________
Brian Duperreault                         Christopher Z. Marshall
Chairman, President and Chief Executive   Chief Financial Officer
Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS



To The Board of Directors and Shareholders of ACE Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of ACE Limited and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP



New York, New York
November 4, 1998

                         ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          September 30, 1998 and 1997


                                                                              1998                   1997
                                                                           ----------             ----------
                                                                             (in thousands of U.S. dollars)
                                                                           (except share and per share data)
Assets
Investments and cash
  Fixed maturities available for sale, at fair value
    (amortized cost - $4,910,792 and $3,412,975)                           $5,056,807             $3,477,046
  Equity securities, at fair value (cost - $198,447 and $518,852)             189,717                651,556
  Short-term investments, at fair value (amortized cost -
    $480,236 and $364,552)                                                    480,190                364,432
  Other investments, at fair value (cost-$156,758 and $78,691)                156,646                 78,691
  Cash                                                                        317,714                216,191
                                                                           ----------             ----------
        Total investments and cash                                          6,201,074              4,787,916

Goodwill                                                                      540,355                301,953
Premiums and insurance balances receivable                                    377,307                239,446
Reinsurance recoverable                                                     1,116,753                104,797
Accrued investment income                                                      57,153                 40,682
Deferred acquisition costs                                                     76,445                 51,191
Prepaid reinsurance premiums                                                  205,022                 49,299
Deferred income taxes                                                          25,264                     --
Other assets                                                                  189,380                 72,312
                                                                           ----------             ----------
        Total assets                                                       $8,788,753             $5,647,596
                                                                           ==========             ==========

Liabilities
Unpaid losses and loss expenses                                            $3,737,869             $2,111,670
Unearned premiums                                                             773,702                510,231
Premiums received in advance                                                   53,794                 24,973
Insurance and reinsurance balances payable                                     75,898                 11,245
Accounts payable and accrued liabilities                                      165,527                154,390
Dividend payable                                                               17,693                 12,436
Bank debt                                                                     250,000                     --
Deferred income taxes                                                              --                 37,496
                                                                           ----------             ----------
        Total liabilities                                                   5,074,483              2,862,441
                                                                           ----------             ----------

Commitments and contingencies

Shareholders' equity
Ordinary Shares ($0.041666667 par value, 300,000,000 shares authorized;
  193,592,519 and 180,207,664 shares issued and outstanding)                    8,066                  7,508
Additional paid-in capital                                                  1,765,261              1,177,954
Unearned stock grant compensation                                             (6,181)                (1,993)
Net unrealized appreciation on investments (net of deferred                   127,845                196,655
  income tax)
Cumulative translation adjustment                                               (275)                  1,568
Retained earnings                                                           1,819,554              1,403,463
                                                                           ----------             ----------
        Total shareholders' equity                                          3,714,270              2,785,155
                                                                           ----------             ----------
        Total liabilities and shareholders' equity                         $8,788,753             $5,647,596
                                                                           ==========             ==========


          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             For the Years Ended September 30, 1998, 1997 and 1996


                                                       1998                      1997                         1996
                                                    -----------               -----------                  ----------
                                                                 (in thousands of U.S. dollars, except
                                                                            per share data)
Revenues

Gross premiums written                              $ 1,242,159               $   959,349                  $  859,989
Reinsurance premiums ceded                             (361,186)                 (169,576)                    (78,105)
                                                    -----------               -----------                  ----------

Net premiums written                                    880,973                   789,773                     781,884
Change in unearned premiums                              13,330                    15,599                     (26,044)
                                                    -----------               -----------                  ----------

Net premiums earned                                     894,303                   805,372                     755,840
Net investment income                                   324,254                   253,440                     213,701
Net realized gains on investments                       188,385                   127,702                      55,229
                                                    -----------               -----------                  ----------

   Total revenues                                     1,406,942                 1,186,514                   1,024,770
                                                    -----------               -----------                  ----------

Expenses
   Losses and loss expenses                             516,892                   486,140                     520,277
   Acquisition costs                                    105,654                    85,762                      96,518
   Administrative expenses                              165,912                    67,724                      41,825
   Amortization of goodwill                              12,834                     7,325                       1,507
   Interest expense                                      25,459                    11,657                      10,481
                                                    -----------               -----------                  ----------
     Total expenses                                     826,751                   658,608                     670,608
                                                    -----------               -----------                  ----------

Income before income taxes                              580,191                   527,906                     354,162
Income taxes                                             20,040                    25,181                      26,543
                                                    -----------               -----------                  ----------
Net income                                          $   560,151               $   502,725                  $  327,619
                                                    ===========               ===========                  ==========

Basic earnings per share                            $      3.03               $      2.73                  $     2.02
                                                    ===========               ===========                  ==========

Diluted earnings per share                          $      2.96               $      2.69                  $     2.00
                                                    ===========               ===========                  ==========



          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             For the Years Ended September 30, 1998, 1997 and 1996

                                                            1998               1997            1996
                                                        ------------       ------------     ------------
                                                                  (in thousands of U.S. dollars)
Ordinary Shares
   Balance--beginning of year, as previously
   reported                                               $    7,508       $    7,868       $    5,764
   Pooling-of-interests with Tarquin                               -                -              597
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                     7,508            7,868            6,361
   Shares issued in Tempest transactions                           -                -            1,666
   Ordinary Shares issued                                        688                -                -
   Issued under Employee Stock Purchase Plan (ESPP)                1                1                -
   Issued under Stock Appreciation Right (SAR) Plan                -                9                -
   Exercise of stock options                                      16                8                -
   Repurchase of shares                                         (147)            (378)            (159)
                                                          ----------       ----------       ----------
       Balance--end of year                                    8,066            7,508            7,868
                                                          ----------       ----------       ----------
Additional paid-in capital
   Balance--beginning of year, as previously
   reported                                                1,177,954        1,231,324          548,513
   Pooling-of-interests with Tarquin                               -                -           75,130
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                 1,177,954        1,231,324          623,643
   Shares issued in Tempest transactions                           -                -          620,552
   Options issued in Tempest transactions                          -                -           12,124
   Ordinary Shares used                                      605,211                -                -
   Cancellation of restricted stock awards                         -              (87)               -
   Issued under ESPP                                             954              228                -
   Issued under SAR Plan                                           -            3,919                -
   Exercise of stock options                                   4,225            2,182               27
   Repurchase of Ordinary Shares                             (23,083)         (59,612)         (25,022)
                                                          ----------       ----------       ----------
       Balance--end of year                                1,765,261        1,177,954        1,231,324
                                                          ----------       ----------       ----------
Unearned stock grant compensation
   Balance--beginning of year                                 (1,993)          (1,299)          (1,796)
   Stock grants awarded                                       (8,551)          (3,244)            (708)
   Stock grants forfeited                                          -               79               60
   Amortization                                                4,363            2,471            1,145
                                                          ----------       ----------       ----------
       Balance--end of year                                   (6,181)          (1,993)          (1,299)
                                                          ----------       ----------       ----------
Net unrealized appreciation (depreciation) on
   Investments
   Balance--beginning of year                                196,655           61,281           94,694
   Net appreciation (depreciation) during year               (59,528)         135,374          (33,413)
   Change in deferred income taxes                            (9,282)               -                -
                                                          ----------       ----------       ----------
       Balance--end of year                                  127,845          196,655           61,281
                                                           ----------      ----------       ----------
Cumulative translation adjustments
   Balance--beginning of year, as previously
   reported                                                    1,568             (560)               -
   Pooling-of-interests with Tarquin                               -                -             (324)
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                     1,568             (560)            (324)
   Net adjustment for year                                    (1,843)           2,128             (236)
                                                          ----------       ----------       ----------
       Balance--end of year                                     (275)           1,568             (560)
                                                           ----------      ----------       ----------
Retained earnings
   Balance--beginning of year, as previously
   reported                                                1,403,463        1,068,389          795,488
   Pooling-of-interests with Tarquin                               -                -            9,803
                                                          ----------       ----------       ----------
   Balance--beginning of year, as restated                 1,403,463        1,068,389          805,291
   Net income                                                560,151          502,725          327,619
   Dividends declared                                        (59,646)         (44,993)         (31,699)
   Repurchase of Ordinary Shares                             (84,414)        (122,658)         (32,822)
                                                          ----------       ----------       ----------
       Balance--of year                                    1,819,554        1,403,463        1,068,389
                                                          ----------       ----------       ----------
           Total shareholders' equity                     $3,714,270       $2,785,155       $2,367,003
                                                          ==========       ==========       ==========

          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended September 30, 1998, 1997 and 1996


                                                                             1998            1997            1996
                                                                          -----------     -----------     -----------
                                                                                (in thousands of U.S. dollars)
Cash flows from operating activities
Net income                                                                $   560,151     $   502,725     $   327,619
Adjustments to reconcile net income to net cash provided by operating activities:
     Unearned premiums                                                         18,168          (5,731)         32,195
     Unpaid losses and loss expenses, net of reinsurance
       Recoverables                                                           (96,361)        114,571         405,268
     Prepaid reinsurance premiums                                            (111,188)         (2,881)        (18,633)
     Deferred income taxes                                                     52,240          17,494          19,612
     Net realized gains on investments                                       (188,385)       (127,702)        (55,229)
     Amortization of premium/discounts                                        (22,530)         (6,104)         (7,847)
     Amortization of goodwill                                                  12,834           7,325           1,507
     Deferred acquisition costs                                                (8,025)          5,122           9,274
     Premiums and insurance balances receivable                               (52,709)        (49,977)        (17,915)
     Premiums received in advance                                              28,823           6,366           5,976
     Insurance and reinsurance balances payable                                62,153          11,245               -
     Accounts payable and accrued liabilities                                (145,872)        (42,078)         33,707
     Other                                                                    (42,529)         (6,892)        (11,423)
                                                                          -----------     -----------     -----------
          Net cash flows from operating activities                        $    66,770     $   423,483     $   724,111
                                                                          -----------     -----------     -----------

Cash flows from investing activities
     Purchases of fixed maturities                                         (7,865,794)     (6,796,843)     (8,781,390)
     Purchases of equity securities                                          (221,952)       (603,598)       (222,382)
     Sales of fixed maturities                                              7,625,861       6,817,944       8,220,230
     Sales of equity securities                                               688,261         385,552         209,350
     Maturities of fixed maturities                                           147,093           5,000          59,830
     Net realized gains (losses) on financial future contracts                 (9,287)         57,076          26,678
     Other investments                                                        (60,735)        (52,080)         (2,676)
     Acquisitions of subsidiaries, net of cash acquired                      (967,758)        (27,098)        (49,050)
                                                                          -----------     -----------     -----------
          Net cash used for investing activities                          $  (664,311)    $  (214,047)    $  (539,410)
                                                                          -----------     -----------     -----------

Cash flows from financing activities
     Repurchase of Ordinary Shares                                           (107,644)       (182,648)        (58,003)
     Dividends paid                                                           (54,389)        (43,028)        (27,684)
     Net proceeds from issuance of Ordinary Shares                            605,899               -          16,527
     Proceeds from bank debt                                                  635,000               -               -
     Repayment of bank debt                                                  (385,000)              -               -
     Proceeds from exercise of options for ordinary shares                      4,243           2,191              28
     Proceeds from shares issued under Employee Stock Purchase Plan               955               -               -
     Proceeds from shares issued under Stock Appreciation Rights Plan               -           4,156               -
                                                                          -----------     -----------     -----------
          Net cash from (used for) financing activities                   $   699,064     $  (219,329)    $   (69,132)
                                                                          -----------     -----------     -----------

Net increase (decrease) in cash                                               101,523          (9,893)        115,569
Cash -- beginning of year                                                     216,191         226,084         110,515
                                                                          -----------     -----------     -----------
Cash -- end of year                                                       $   317,714     $   216,191     $   226,084
                                                                          ===========     ===========     ===========

Supplemental cash flow information
Taxes paid (received)                                                     $   (48,848)    $     3,975     $        67
Interest paid                                                             $    41,513     $     5,700     $     5,139



          See accompanying notes to consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization

ACE Limited ("ACE") is a holding company incorporated with limited liability under the Cayman Islands Companies Law and maintains its principal business office in Bermuda. The Company, through its Bermuda-based operating subsidiaries, A.C.E. Insurance Company, Ltd. ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA"), Tempest Reinsurance Company Limited ("Tempest Re") and CAT Limited ("CAT") and its Dublin, Ireland based subsidiaries ACE Bermuda Company Europe Limited ("AICE") and ACE Reinsurance Company Europe Limited ("ARCE") provides insurance and reinsurance for a diverse group of international clients. Through its U.S. based subsidiary, ACE USA, Inc. (formerly Westchester Specialty Group, Inc.) ("ACE USA"), the Company provides insurance to a broad range of clients in the United States. In addition, the Company provides funds at Lloyd's to support underwriting by Lloyd's syndicates managed by Lloyd's managing agencies, which are indirect wholly owned subsidiaries of ACE. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to herein as "ACE Global Markets".

2.  Operations

a)  ACE Bermuda

ACE Bermuda primarily writes excess liability insurance, directors and officers liability insurance, satellite insurance, aviation insurance, excess property insurance and financial lines products. In addition, through certain joint ventures, ACE Bermuda writes financial guaranty and political risk insurance. At September 30, 1998 approximately 66 percent of the written premiums in ACE Bermuda with respect to these lines of business came from North America with approximately 14 percent coming from the United Kingdom and continental Europe and approximately 20 percent from other countries.

Two insurance brokers produced approximately 54 percent, 59 percent and 42 percent of the insurance business for ACE Bermuda in 1998, 1997 and 1996, respectively.

b)  Tempest Re

The Company's reinsurance activities are principally conducted through Tempest Re, which was acquired in July 1996. On April 1, 1998, ACE Limited purchased CAT Limited, another Bermuda based property catastrophe reinsurer. Underwriting operations are being combined with the group's existing catastrophe reinsurance subsidiary, Tempest Re, and going forward the combined entity will operate under the Tempest Re name. Tempest Re underwrites property catastrophe reinsurance on a worldwide basis. For the year ended September 30, 1998, approximately 79 percent of Tempest Re's written premiums came from the United States, approximately 9 percent came from United Kingdom, 5 percent from Australia and New Zealand and 7 percent from other countries.

Three reinsurance brokers produced approximately 63 percent, 56 percent and 44 percent of Tempest Re's reinsurance business for the years ended September 30, 1998 and 1997 and the ten month period ended September 30, 1996.

c)  ACE Global Markets

The Company, through corporate subsidiaries, participates in the underwriting of Lloyd's syndicates managed by Methuen Underwriting Limited, ACE London Aviation Limited, ACE London Underwriting Limited and Charman Underwriting Agencies Ltd. ("Charman") by providing funds at Lloyd's, primarily in the form of a letter of credit, supporting underwriting capacity. The syndicates in which the Company participates underwrite aviation, marine and non-marine risks.

                          ACE LIMITED AND SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

2.  Operations (cont'd.)

d)  ACE USA

ACE USA, through its insurance subsidiaries, Westchester Fire Insurance Company, Westchester Surplus Lines Insurance Company and Industrial Underwriters Insurance Company writes property and casualty insurance, primarily within the commercial specialty lines market to a broad range of clients in the US. These subsidiaries specialize in providing property, umbrella and excess casualty coverages. Premiums are written throughout the US mainly through a network of US wholesale brokers. During 1998, ACE USA expanded its products offering and has commenced writing specialty program business, warranty, errors and omissions, directors and officers coverages and also set up a captive management reinsurance facility.

3. Significant accounting policies

a)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. The Company accounted for the acquisition of Tarquin on a pooling-of-interests basis and accordingly, the Company's financial statements have been restated to include the results of Tarquin for all periods presented. The Company records its proportionate share of the results of the Lloyd's syndicates in which it participates. All significant intercompany balances and transactions have been eliminated. Certain items in the prior year financial statements have been reclassified to conform with the current year presentation.

b)  Investments

The Company's investments are considered to be "available for sale" under the definition included in the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Except for certain "other investments" where there is no quoted market value, the Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Realized gains or losses on sales of investments are determined on a first-in, first-out basis and include adjustments to the net realizable value of investments for declines in value that are considered to be other than temporary. Unrealized gains and losses are reported as a separate component of shareholders' equity.

Short-term investments comprise securities due to mature within one year of date of issue.

A portion of the other investments comprise investments in entities for which there is no quoted market value. In such cases, the investments are carried at no more than original cost which is considered to be fair value.

The Company utilizes financial futures and option contracts and foreign currency forward and option contracts for the purpose of managing certain investment portfolio exposures (see note 8(a) for additional discussion of the objectives and strategies employed). Futures contracts are not recognized as assets or liabilities in the accompanying consolidated financial statements. Changes in the market value of futures contracts produce daily cash flows, which are included in net realized gains or losses on investments in the statements of operations. Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in short-term investments.

Option contracts that are designated as hedges of securities are marked-to-market. Unrealized gains and losses on forward currency and option contracts which are designated as specific hedges are recognized in the financial statements as a component of shareholders' equity. Gains and losses resulting from currency fluctuations on transactions which are not designated as specific hedges against any single security or group of securities are recognized as a component of income in the period in which the fluctuations occur. Premiums paid or received on option contracts that have expired, been closed out or exercised, are recognized as realized gains and losses on investments in the statements of operations.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


3. Significant accounting policies (cont'd.)

b)  Investments (cont'd)

Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized in current income.

c)  Premiums

Premiums are generally recognized as written upon inception of the policy. For multi-year policies written which are payable in annual installments, due to the ability of the insured/reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written at policy inception. The remaining annual premiums are included as written at each successive anniversary date within the multi-year term.

Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred.

Property catastrophe reinsurance premiums written are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

d)  Earnings per share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share are calculated utilising weighted average shares outstanding and exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share include the effect of dilutive securities outstanding. All earnings per share amounts for all periods presented, where necessary, have been restated to conform to the SFAS 128 requirements.

e)  Acquisition costs

Acquisition costs, consisting primarily of commissions, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts after considering investment income.

f)  Losses and loss expenses

A reserve is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements. The methods of determining such estimates and establishing the resulting reserve are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses significantly greater or less than the reserve provided.

g)  Goodwill

Goodwill represents the excess of the cost of acquisitions over the tangible net assets acquired. The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the estimated useful lives which range from twenty-five to forty years.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


3.  Significant accounting policies (cont'd.)

h)  Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries assume and cede reinsurance with other insurance companies. These arrangements provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Company of its obligation to its insureds.

Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

i)  Translation of foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using period end rates of exchange and the related translation adjustments are recorded as a separate component of shareholders' equity. Functional currencies are generally the currencies of the local operating environment. Statement of operations amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in current income.

j)  Accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include property and casualty loss and loss expense reserves and estimated premiums for situations where the Company has not received ceding company reports. Actual results may differ from these estimates.

k)  Income taxes

Income taxes have been provided in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" on those operations which are subject to income taxes (see note 12). Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, uncollectible reinsurance, and tax benefits of net operating loss carryforwards. Additionally, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to deferred tax assets will not be realized.

l)  Stock split

On March 2, 1998, the Company effected a three for one split of the Company's Ordinary Shares. The par value of the Company's Ordinary Shares and all per share data presented in the consolidated financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the stock split.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

3. Significant accounting policies (cont'd.)

m)  Cash flow information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

n)  New accounting pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2000. The Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

4. Acquisitions

On March 27, 1996, the Company acquired a controlling interest in Methuen Group Limited ("Methuen"), the holding company for Methuen Underwriting Limited ("MUL"), a leading Lloyd's managing agency. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Methuen since March 27, 1996, the date of acquisition. On November 26, 1996, the Company, also acquired the remaining interest in Methuen. The acquisition of the remaining interest has been recorded using the purchase method of accounting.

On July 1, 1996, the Company completed the acquisition of Tempest Re, a leading Bermuda-based property catastrophe reinsurer (the "Tempest Re Acquisition"). Under the terms of the Agreement and Plan of Amalgamation, Tempest Re shares outstanding at the time of the acquisition were cancelled and converted into the right to receive 39,999,741 Ordinary Shares of the Company. These shares were capitalized at a value of $15 5/9 per share, which was determined in accordance with the EITF 95-19 consensus that deals with the value of equity securities issued to effect a purchase combination. In addition, options to acquire Tempest Re shares were converted into 1,338,267 Company options at a total cost of $12.1 million. The total value of the acquisition amounted to $638.7 million, which includes the value of the shares and options issued as well as other transaction expenses, which amounted to $4.4 million. This acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of Tempest Re since July 1, 1996, the date of acquisition.

On November 26, 1996, the Company acquired Ockham Worldwide Holdings plc which subsequently changed its name to ACE London Holdings Ltd. ("ACE London"). The acquisition has been recorded using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of ACE London since November 26, 1996, the date of acquisition.

On January 2, 1998, the Company completed the acquisition of ACE USA, through its newly-created U.S. holding company, ACE US Holdings, Inc ("ACE US"). Under the terms of the agreement, the Company purchased all of the outstanding capital stock of ACE USA for aggregate cash consideration of $338 million.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

4. Acquisitions (cont'd.)

In connection with the acquisition, National Indemnity, a subsidiary of Berkshire Hathaway, has provided $750 million (75 percent quota share of $1 billion) of reinsurance protection to ACE USA with respect to its loss reserves for the 1996 and prior accident years. The Company financed the transaction with $250 million of bank debt (see note 8c Credit Facilities) and the remainder with available cash. The acquisition was recorded using the purchase method of accounting. Under this method, the total purchase price is allocated to the acquired assets and liabilities based on their fair values and accordingly, the consolidated financial statements of the company include the results of ACE USA and its subsidiaries from January 2, 1998, the date of acquisition (see note 15 for pro forma financial information with respect to the ACE USA acquisition).

On April 1, 1998, the Company completed the acquisition of CAT, a privately held, Bermuda-based property catastrophe reinsurer, for an aggregate cash consideration of approximately $641 million. The acquisition was financed with $385 million of short-term bank debt (see note 8c - Credit Facilities) and the remainder from available cash. The acquisition was recorded using the purchase method of accounting. The total purchase price is allocated to the acquired assets and liabilities based on their fair values and accordingly, the consolidated financial statements of the Company include the results of CAT from April 1, 1998, the date of acquisition (see note 15 for pro forma financial information with respect to the CAT acquisition). Approximately $224 million of goodwill was generated as a result of the acquisition.

On July 9, 1998, the Company completed the acquisition of Tarquin Limited ("Tarquin"), a UK-based holding company which owns Lloyd's managing agency Charman Underwriting Ltd. ("Charman") and Tarquin Underwriting Limited, its corporate capital provider. The Charman managed syndicates, 488 and 2488, are leading international underwriters of short-tail marine, aviation, political risk and specialty property-casualty insurance and reinsurance. Under the terms of the acquisition, the Company issued approximately 14.3 million Ordinary Shares to the shareholders of Tarquin. The acquisition has been accounted for on a pooling-of-interests basis. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Tarquin as though it had always been a part of the Company.

Prior to the acquisition, Tarquin's fiscal year ended on December 31. In recording the business combination, Tarquin's prior period financial statements have been restated to conform with the Company's fiscal year end. Certain reclassifications were also made to the Tarquin financial statements to conform to the Company's presentations.

The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements for the years ended September 30, 1998, 1997 and 1996 are as follows:

                                               1998         1997         1996
                                            ----------   ----------   ----------
                                                       (in thousands)
Total Revenues
  ACE                                       $1,246,794   $1,010,643   $  848,998
  Tarquin                                      160,148      175,871      175,772
                                            ----------   ----------   ----------
       Total Revenue                        $1,406,942   $1,186,514   $1,024,770
                                            ==========   ==========   ==========

Net Income
  ACE                                       $  554,672   $  461,354   $  289,733
  Tarquin                                        5,479       41,371       37,886
                                            ----------   ----------   ----------
      Net Income                            $  560,151   $  502,725   $  327,619
                                            ==========   ==========   ==========

Included in the results of fiscal 1998, 1997 and 1996 are certain non-recurring and transaction related expenses (hereinafter referred to as the "non-recurring expenses") amounting to $46.6 million, $6.1 million and $5.0 million, respectively. These expenses include interest expense and payments to employees as well as transaction costs including legal, accounting and investment banking fees.

The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company regularly evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

5.  Investments

a)  Fixed maturities

The fair values and amortized costs of fixed maturities at September 30, 1998 and 1997 are as follows:

                                             1998                          1997
                                   -------------------------     -------------------------
                                      Fair         Amortized        Fair         Amortized
                                     Value           Cost          Value           Cost
                                   ----------     ----------     ----------     ----------
                                                          (in thousands)
U.S. Treasury and agency           $  796,535     $  771,678     $  565,003     $  548,328
Non-U.S. governments                  126,998        122,233        198,126        196,799
Corporate securities                2,339,786      2,265,755      1,342,767      1,314,635
Mortgage-backed securities          1,751,769      1,710,591      1,370,647      1,352,710
States, municipalities and
  Political subdivisions               41,719         40,535            503            503
                                   ----------     ----------     ----------     ----------

   Fixed maturities                $5,056,807     $4,910,792     $3,477,046     $3,412,975
                                   ==========     ==========     ==========     ==========

The gross unrealized gains and losses related to fixed maturities at September 30, 1998 and 1997 are as follows:

                                             1998                           1997
                                   ------------------------      -------------------------
                                     Gross           Gross         Gross           Gross
                                   Unrealized     Unrealized     Unrealized     Unrealized
                                     Gains          Losses         Gains          Losses
                                   ----------     ----------     ----------     ----------
                                                        (in thousands)
U.S. Treasury and agency            $  25,211      $  (354)        $17,769       $(1,094)
Non-U.S. governments                    5,447         (682)          4,051        (2,724)
Corporate securities                   77,711       (3,680)         30,309        (2,177)
Mortgage-backed securities             43,742       (2,564)         21,691        (3,754)
States, municipalities and
  political subdivisions                1,335         (151)              -             -
                                     --------      -------         -------       --------

                                     $153,446      $(7,431)        $73,820       $(9,749)
                                     ========      =======         =======       ========

Mortgage-backed securities issued by U.S. government agencies are combined with all other mortgage derivatives held and are included in the category "mortgage-backed securities". Approximately 79 percent of the total mortgage holdings at September 30, 1998 and 67 percent at September 30, 1997 are represented by investments in GNMA, FNMA and FHLMC bonds. The remainder of the mortgage exposure consists of CMO's (Collaterialized Mortgage Obligations) and non-government mortgage-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a "AAA" rating by the major credit rating agencies. Fixed maturities at September 30, 1998, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

5.  Investments (cont'd.)

a)  Fixed maturities (cont'd.)

                                                        Fair          Amortized
                                                        Value           Cost
                                                     ----------      ----------
                                                           (in thousands)
Maturity period
---------------

Less than 1 year                                     $  237,277      $  239,589
1 - 5 years                                           1,314,027       1,287,270
5 - 10 years                                            735,258         712,422
Greater than 10 years                                 1,018,479         960,920
                                                     ----------      ----------
                                                      3,305,041       3,200,201

Mortgage-backed securities                            1,751,766       1,710,591
                                                     ----------      ----------

   Total fixed maturities                            $5,056,807      $4,910,792
                                                     ==========      ==========

b)  Equity Securities

The gross unrealized gains and losses on equity securities at September 30, 1998 and 1997 are as follows:

                                                       1998            1997
                                                     --------        --------
                                                          (in thousands)
Equity securities -- cost                            $198,447        $518,852
Gross unrealized gains                                    457         152,621
Gross unrealized losses                                (9,187)        (19,917)
                                                     --------        --------

   Equity securities -- fair value                   $189,717        $651,556
                                                     ========        ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


5.  Investments (cont'd.)

c) Net realized gains and change in net unrealized appreciation (depreciation) on investments.

The analysis of net realized gains on investments and the change in net unrealized appreciation (depreciation) on investments for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                                1998          1997          1996
                                                             ----------     ---------     ---------
                                                                         (in thousands)
Fixed Maturities
  Gross realized gains                                       $  78,825      $ 83,957      $ 63,416
  Gross realized losses                                        (20,512)      (25,200)      (48,963)
                                                             ---------      --------      --------
                                                                58,313        58,757        14,453
Equity securities
  Gross realized gains                                         210,512        70,453        39,768
  Gross realized losses                                        (42,037)      (32,379)      (23,985)
                                                             ---------      --------      --------
                                                               168,475        38,074        15,783

Currency losses                                                (29,116)      (26,204)       (1,685)
Financial futures and option contract-net realized
  (losses) gains                                                (9,287)       57,075        26,678
                                                             ---------      --------      --------

    Net realized gains on investments                          188,385       127,702        55,229
                                                             ---------      --------      --------

Change in net unrealized appreciation (depreciation)
  on investments
    Fixed maturities                                            81,944        68,397       (56,226)
    Equity securities                                         (141,434)       67,097        22,813
    Short-term investments                                          74          (120)            -
    Other investments                                             (112)            -             -
    Deferred income taxes                                       (9,282)            -             -
                                                             ---------      --------      --------
    Change in net unrealized appreciation
      (depreciation) on investments                            (68,810)      135,374       (33,413)
                                                             ---------      --------      --------
Total net realized gains and change in net
  unrealized appreciation (depreciation) on
  investments                                                $ 119,575      $263,076      $ 21,816
                                                             =========      ========      ========

d)  Net investment income

Net investment income for the years ended September 30, 1998, 1997 and 1996 was derived from the following sources:

                                                               1998           1997          1996
                                                             --------       --------      --------
                                                                        (in thousands)
Fixed maturities and short-term investments                  $325,308       $251,570      $217,149
Equity securities                                               5,920          7,385         2,029
Other investments                                               2,954          2,300         1,840
Other                                                           1,853          2,364           156
                                                             --------       --------      --------
  Gross investment income                                     336,035        263,619       221,174
Investment expenses                                           (11,781)       (10,179)       (7,473)
                                                             --------       --------      --------

  Net investment income                                      $324,254       $253,440      $213,701
                                                             ========       ========      ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


5.  Investments (cont'd.)

e)  Securities on deposit

Fixed maturity securities carried at fair value and cash totalling $141 million at September 30, 1998 were on deposit with various regulatory authorities to comply with various state (U.S.) and Lloyd's (UK) requirements.

6. Losses and loss expenses

The reserve for unpaid losses and loss expenses represents estimated ultimate losses and loss expenses less paid losses and loss expenses and is comprised of the following at September 30, 1998 and 1997:

                                                                    1998            1997
                                                                 ----------      ----------
                                                                       (in thousands)
Case and loss expense reserves                                   $1,406,358      $  995,262
IBNR loss reserves                                                2,331,511       1,116,408
                                                                 ----------      ----------

   Total unpaid losses and loss expenses                         $3,737,869      $2,111,670
                                                                 ==========      ==========

The Company uses statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses using the Company's loss development history, data obtained from underwriting applications, actuarial evaluations and, in the case of excess liability reserves, research of large liability losses. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for the loss. During the loss settlement period, additional facts regarding individual claims and trends usually will become known. As these become apparent, case reserves may be adjusted by allocation from IBNR loss reserves without any change in the overall reserve. In addition, application of the statistical and actuarial methods may require the adjustment of the overall reserves from time to time.

The reconciliation of unpaid losses and loss expenses for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                               1998            1997            1996
                                                            ----------      ----------      ----------
                                                                          (in thousands)
Gross unpaid losses and loss expenses at beginning
  of year                                                   $2,111,670      $1,977,680      $1,455,342
Reinsurance recoverable                                       (104,797)        (85,378)         (3,043)
                                                            ----------      ----------      ----------
Net unpaid losses and loss expenses at beginning
  of year                                                    2,006,873       1,892,302       1,452,299
Unpaid losses and loss expenses assumed in respect
  of acquired companies                                        731,949          -               34,735
Unpaid losses and loss expenses assumed in respect
  of reinsurance business acquired                               6,403          50,326          -
                                                            ----------      ----------      ----------
       Total                                                 2,745,225       1,942,628       1,487,034
                                                            ----------      ----------      ----------

Losses and loss expenses incurred in respect
  of losses occurring in:
    Current year                                               534,021         486,140         520,277
    Prior years                                                (17,129)          -              -
                                                            ----------      ----------      ----------
      Total                                                    516,892         486,140         520,277
                                                            ----------      ----------      ----------

Losses and loss expenses paid in respect
  of losses occurring in:
    Current year                                               246,354          63,182          41,602
    Prior years                                                337,422         358,713          73,407
                                                            ----------      ----------      ----------
      Total                                                    583,776         421,895         115,009
                                                            ----------      ----------      ----------

Net unpaid losses and loss expenses at end of year           2,678,341       2,006,873       1,892,302
Reinsurance recoverable on unpaid losses                     1,059,528         104,797          85,378
                                                            ----------      ----------      ----------
Gross unpaid losses and loss expenses at end of year        $3,737,869      $2,111,670      $1,977,680
                                                            ==========      ==========      ==========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

6.  Losses and loss expenses (cont'd)

The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The estimation of ultimate losses arising from asbestos and environmental exposures has presented a challenge because traditional actuarial reserving methods, which primarily rely on historical experience, are inadequate for such estimation.
The problem of estimating reserves for asbestos and environmental exposures resulted in the development of reserving methods which incorporate new sources of data with historical experience. The Company believes that the reserves carried for these claims are adequate based on known facts and current law.

The following table presents selected data on asbestos and environmental claims and claims expenses as at September 30, 1998.


                              Gross                Net
                              -----                ---
                                    (in thousands)
    Asbestos                 $114,032            $ 46,201
    Environmental             104,113              70,140
                             --------            --------
                             $218,145            $116,341
                             ========            ========

During the nine month period to September 30, 1998 (since the acquisition of ACE
USA), the Company has made payments with respect to latent claims of $11.2 million. For calendar 1997, 1996 and 1995, ACE USA made average annual claim payments of $9.8 million.

A number of the Company's insureds have given notice of claims relating to breast implants or components or raw material thereof that had been produced and/or sold by such insureds. Lawsuits including class actions, involving thousands of implant recipients have been filed in both state and federal courts throughout the United States. Most of the federal cases have been consolidated pursuant to the rules for Multidistrict Litigation to a Federal District Court in Alabama, although cases are in the process of being transferred back to federal courts or remanded in state courts.

On May 15, 1995, the Dow Corning Corporation, a significant defendant, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and claims against Dow Corning remain stayed subject to the Bankruptcy Code.

On October 1, 1995, negotiators for three of the major defendants agreed on the essential elements of an individual settlement plan for U.S. claimants with at least one implant from any of those manufacturers ("the Settlement"). In general, under the Settlement, the amounts payable to individual participants, and the manufacturers' obligations to make those payments, would not be affected by the number of claimants electing to opt out from the new plan. Also, in general, the compensation would be fixed and not affected by the number of participants, and the manufacturers would not have a right to walk away because of the amount of claims payable. Finally, each settling defendant agreed to be responsible only for cases in which its implant was identified, and not for a percentage of all cases.

By November 13, 1995, the Settlement was approved by the three major defendants. In addition, two other defendants became part of the Settlement, although certain of their settlement terms are different and more restricted than the plan offered by the original three defendants.

On December 22, 1995, the multidistrict litigation judge approved the Settlement and the materials for giving notice to claimants. Beginning in mid-January, 1996, the three major defendants have each made payments to a court-established fund for use in making payments under the Settlement. The Settlement Claims Office had reported that as of October 31, 1997, it has sent out Notification of Status Letters to more than 360,000 non-opt-out domestic implant recipients who had registered with the Settlement Claims Office. Distribution has begun on payments to claimants relating to other implants since all appeals on the Settlement have been dismissed. In addition, the multidistrict litigation judge has approved the detailed terms of a settlement program being offered by the three major defendants to eligible foreign claimants. Approximately 32,500 domestic registrants exercised opt-out rights after receiving their status letters. Previously, approximately 19,000 other domestic implant recipients had exercised opt-out rights in 1994 and/or before receiving status letters.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

6.  Losses and loss expenses (cont'd)

At June 30, 1994, the Company increased its then existing reserves relating to breast implant claims. Although the reserve increase was partially satisfied by an allocation from existing IBNR, it also required an increase in the Company's total reserve for unpaid losses and loss expenses at June 30, 1994 of $200 million. The increase in reserves was based on information made available in conjunction with the lawsuits and information made available from the Company's insureds and was predicated upon an allocation between coverage provided before and after the end of 1985 (when the Company commenced underwriting operations). No additional reserves relating to breast implant claims have been added since June 30, 1994.

The Company continually evaluates its reserves in light of developing information and in light of discussions and negotiations with its insureds. The Company has made payments to date of approximately $370 million with respect to breast implant claims. These payments were included in previous reserves and are consistent with the Company's belief that its reserves are adequate. While the Company is unable at this time to determine whether additional reserves, which could have a material adverse effect upon the financial condition, results of operations and cash flows of the Company, may be necessary in the future, the Company believes that its reserves for unpaid losses and loss expenses including those arising from breast implant claims are adequate as at September 30, 1998.

7. Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended September 30, 1998, 1997 and 1996 are as follows:



                                                         1998                 1997                 1996
                                                     ------------          -----------         ------------
                                                                          (in thousands)

Premiums written
   Direct                                       $    864,529          $   849,328         $    825,365
   Assumed                                           377,630              110,021               34,624
   Ceded                                            (361,186)            (169,576)             (78,105)
                                                ------------          -----------         ------------
   Net                                          $    880,973          $   789,773         $    781,884
                                                ============          ===========         ============

Premiums earned
   Direct                                       $    875,154          $   754,577         $    734,888
   Assumed                                           303,586              121,842               40,601
   Ceded                                            (284,437)             (71,047)             (19,649)
                                                ------------          -----------         ------------
   Net                                          $    894,303          $   805,372         $    755,840
                                                ============          ===========         ============


The Company's provision for reinsurance recoverables at September 30, 1998 and September 30, 1997 are as follows:

                                                                        1998                 1997
                                                                    ------------          -----------
                                                                              (in thousands)

Reinsurance recoverable on paid losses and loss expenses            $     57,225          $        --
Reinsurance recoverable on unpaid losses and loss expenses             1,143,121              104,797
Provision for uncollectable balances on unpaid losses and loss
 expenses                                                                (83,593)                  --
                                                                    ------------          -----------
   Reinsurance recoverable                                          $  1,116,753          $   104,797
                                                                    ============          ===========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


8. Commitments and contingencies

a) Financial instruments with off-balance sheet risk


The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options and foreign currency forward contracts for purposes other than trading. Their use is limited to yield enhancement, duration management, foreign currency exposure management or to obtain an exposure to a particular financial market.

  (i) Foreign currency exposure management

  The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S dollar securities currently held in the portfolio. Approximately $178 million is invested in non-U.S. dollar fixed maturity and equity securities. The forward currency contracts purchased are not specifically identifiable against any single security or group of securities denominated in those currencies and therefore do not qualify as hedges for financial reporting purposes. All contract gains and losses, realized and unrealized, are reflected in the statements of operations. At September 30, 1998, no foreign currency forward contract had a maturity of more than six months. The table below summarizes the notional amounts, the current fair values and the unrealized gain or loss of the Company's foreign currency forward contracts as at September 30, 1998.


                                      Contractual/
                                        Notional                                   Unrealized
                                         Amount              Fair Value            Gain/(Loss)
                                   -----------------     -----------------      -----------------
                                                           (in thousands)
   Forward contracts                     $  50                 $ (735)                $  (785)



  The fair value of the forward contracts represents the estimated cost to the Company at September 30, 1998, of obtaining the specified currency to meet the obligation of the contracts. The unrealized loss is a measure of the net exposure to the Company of its use of forward contracts after any netting agreements given current rates of exchange.

  The credit risk associated with the above derivative financial instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. For forward contracts, the counterparties are principally banks which must meet certain criteria according to the Company's investment guidelines.

(ii) Duration management and market exposure

  Futures

  A portion of the Company's investment portfolio is managed as synthetic equity funds, whereby equity index futures contracts are held in an amount equal to the market value of an underlying portfolio comprised of short-term investments and fixed maturities. This creates an equity market exposure equal in value to the total amount of funds invested in this strategy. Each index futures contract held by the Company is rolled over quarterly into a new contract with a later maturity, thereby maintaining a constant equity market exposure. The value of the funds invested in this strategy was $633 million and $286 million at September 30, 1998 and 1997, respectively.

  Exchange traded bond and note futures contracts may be used in fixed maturity portfolios as substitutes for ownership of the physical bonds and notes without significantly increasing the risk in the portfolio. Investments in financial futures contracts may be made only to the extent that there are assets under management, not otherwise committed.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.  Commitments and contingencies (cont'd.)

a)  Financial instruments with off-balance sheet risk (cont'd.)

    (ii) Duration management and market exposure (cont'd.)

    Futures contracts give the holder the right and obligation to participate in market movements, determined by the index or underlying security on which the futures contract is based. Settlement is made daily in cash by an amount equal to the change in value of the futures contract times a multiplier that scales the size of the contract. The contract amounts of $1,041 million and $380 million reflect the net extent of involvement the Company had in these financial instruments at September 30, 1998 and 1997, respectively.

    Options

    Option contracts may be used in the portfolio as protection against unexpected shifts in interest rates, which would thereby affect the duration of the fixed maturity portfolio. By using options in the portfolio, the overall interest rate sensitivity of the account can be reduced. An option contract conveys to the holder the right, but not the obligation, to purchase or sell a specified amount or value of an underlying security at a fixed price. The price of an option is influenced by the underlying security, expected volatility, time to expiration and supply and demand.

    For long option positions, the maximum loss is the premium paid for the option. To minimize the risk of non-performance, all brokers and dealers used as counterparties must be approved. Additional performance assurance is required where deemed necessary. The maximum credit exposure is represented by the fair value of the options held. For short option positions, the potential loss is the same as having taken a position in the underlying security. Short call options are backed in the portfolio with the underlying, or highly correlated, securities and short put options are to be backed by uncommitted cash for the in-the-money portion.


    Summarized below are the notional amounts, the current fair values and the unrealized gains of the options in the portfolio as at September 30, 1998.

                                  Contractual/
                                    Notional                                Unrealized
                                     Amount             Fair Value          Gain/(Loss)
                                  ------------          ----------         -------------
                                                      (in thousands)
   Options held                    $  735,200            $  1,517             $  926
   Options written                   (121,000)               (677)              (303)


    The fair value of the options represents the market price of the options at September 30, 1998. The unrealized gain represents the difference between the fair value and the premium paid (received). The notional amounts summarized in the above tables are not representative of amounts exchanged by parties and, therefore, do not measure the exposure to the Company of its use of derivatives.

b)  Concentrations of credit risk


The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.  Commitments and contingencies (cont'd.)

c)  Credit Facilities

In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these credit facilities. Each facility requires that the Company and/or certain of its subsidiaries comply with specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

 .   A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together make up a combined $400 million committed, unsecured syndicated revolving credit facility. At September 30, 1998, the five-year revolving credit facility has a $150 million letter of credit ("LOC") sub-limit (increased from $50 million during September 1998). As discussed below, the Company drew down $385 million on the revolving credit facility to finance the acquisition of CAT Limited on April 1, 1998. The debt was subsequently repaid from a portion of the proceeds from the sale of 16.5 million new Ordinary Shares of the Company (discussed below).

 .   A syndicated fully secured five year LOC facility totaling approximately 154 million ($262 million) which is used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates.

 .   A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As of September 30, 1998, $250 million was outstanding under this facility. The average interest rate for the period January 2, 1998 through October 5, 1998 was 6.24 percent.

On October 27, 1998, ACE US Holdings, Inc. ("ACE US") refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured credit sensitive senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. The indenture related to these notes includes certain restrictive covenants applicable to ACE US. The senior notes are callable subject to certain breakage costs, however, ACE US has no current intention of calling the debt. Simultaneously, the Company has entered into a notional $250 million credit default swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as security in connection with the swap transaction. In the event that the Company terminates the credit default swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long- term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

Tempest Re is not an admitted reinsurer in the United States. Accordingly, the terms of certain reinsurance contracts require Tempest Re to provide letters of credit ("LOCs") to Tempest Re's clients in respect of reported claims. Tempest Re has facilities for the issuance of LOCs of up to $50 million. At September 30, 1998, LOCs outstanding amounted to $15.2 million. Investments with a market value of $17.5 million were pledged as collateral for these LOCs. The Company also maintains an unsecured, syndicated revolving credit facility in the amount of $72.5 million. This facility was put in place by CAT prior to its acquisition by the Company and in September 1998, was assigned to Tempest Re.
At September 30, 1998, no amounts have been drawn down under this facility.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

8.   Commitments and contingencies (cont'd.)

d)   Lease commitments

The Company rents office space in The ACE Building in Hamilton, Bermuda under a lease which expires in 2000, with one five year renewal option. The ACE Building is 40 percent owned by the Company through a joint venture agreement. During 1994, the Company financed the cost of an addition to The ACE Building and entered into a supplemental lease for the additional space for 14 years effective October 1, 1994. The cost of the addition is being amortized as rent expense over the period of the lease. The Company also rents additional office space in Hamilton, Bermuda under two separate non-cancelable leases which expire in 2001 and 2003. Tempest Re leases office space in Hamilton, Bermuda under a non-cancelable lease expiring in 2003 with a three year renewal option. ACE Global Markets leases office space in London, England for its principal offices, under two leases that expire in 2008. ACE USA leases office space in Georgia, USA for its principal offices under a lease that expires in 2002. ACE USA also leases additional office space in California, USA under a lease that expires in 2004. ACE USA also leases office space in New York, USA under a lease that expires in 2009. Total rent expense was approximately $4.8 million in 1998, $4.9 million in 1997 and $2.5 million in 1996.

Future minimum lease payments under the leases are expected to be as follows (in thousands):


Year ending September 30, 1999             $ 7,625
                          2000               9,749
                          2001               8,467
                          2002               6,893
                          2003               5,945
Later years                                 33,339
                                           -------
Total minimum future lease commitments     $72,018
                                           =======

9.   Shareholders' Equity

a)   Shares issued and outstanding

Following is a table of changes in Ordinary Shares issued and outstanding for fiscal 1998, 1997 and 1996:

                                                          Ordinary Shares
                                                          ---------------

Balance at September 30, 1995--as previously reported       138,333,555
     Adjustment for pooling-of-interests                     14,328,010
                                                          ---------------
Balance at September 30, 1995--as restated                  152,661,565
     Shares issued in Tempest Re acquisition                 39,999,741
     Repurchase of shares                                    (3,805,800)
     Exercise of stock options                                    3,000
     Cancellation of non-vested restricted stock                (18,231)
                                                          ---------------
Balance at September 30, 1996                               188,840,275
     Shares issued under Employee Stock Purchase Plan            29,403
     Shares issued under SAR Replacement Plan                   184,092
     Repurchase of shares                                    (9,093,000)
     Exercise of stock options                                  254,394
     Cancellation of non-vested restricted stock                 (7,500)
                                                          ---------------
Balance at September 30, 1997                               180,207,664
     Shares issued                                           16,500,000
     Shares issued under Employee Stock Purchase Plan            27,517
     Repurchase of shares                                    (3,521,100)
     Exercise of stock options                                  378,438
                                                          ---------------
Balance at September 30, 1998                               193,592,519
                                                          ===============

On April 14, 1998, the Company sold 16.5 million Ordinary Shares for net proceeds of approximately $606 million.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

9.   Shareholders' Equity (cont'd.)

b)   Share repurchases

The Board of Directors had authorized the repurchase from time to time of the Company's Ordinary Shares in open market and private purchase transactions. On May 9, 1997 the Board of Directors terminated the then existing share repurchase program and authorized a new share program for up to $300 million of the Company's Ordinary Shares. During the first two quarters of fiscal 1998, the Company repurchased 3,521,100 Ordinary Shares under the share repurchase program for an aggregate cost of $107.6 million. No shares were repurchased after March 31, 1998. On July 6, 1998 the Executive Committee of the Board of Directors rescinded all existing authorizations for the repurchase of the Company's Ordinary Shares. During 1997, the Company repurchased 9,093,000 Ordinary Shares under share repurchase programs for an aggregate cost of $182.6 million.

c)   General restrictions

The holders of the Ordinary Shares are entitled to receive dividends and are allowed one vote per share provided that, if the controlled shares of any shareholder constitute 10 percent or more of the outstanding Ordinary Shares of the Company, only a fraction of the vote will be allowed so as not to exceed 10 percent. Generally, the Company's directors have absolute discretion to decline to register any transfer of shares. All transfers are subject to the restriction that they may not increase to 10 percent or higher the proportion of issued Ordinary Shares owned by any shareholder.

d)   Dividends declared

Dividends declared amounted to $0.34, $0.27 and $0.21 per Ordinary Share for fiscal 1998, 1997 and 1996, respectively.

e)   Options

     (i)  Options outstanding

     Following is a summary of options issued and outstanding for 1998, 1997 and 1996.

                                                        Year        Average       Options for
                                                         of         Exercise        Ordinary
                                                     Expiration      Price           Shares
                                                     ----------     --------      -----------
Balance at September 30, 1995                                                      2,056,500
     Options granted                                  2004-2005      $12.47        1,227,600
     Options issued to holders of Tempest options     2004-2005      $ 7.90        1,338,267
     Options exercised                                  2003         $ 9.17           (3,000)
     Options forfeited                                2003-2004      $ 8.55         (105,000)
                                                                                  -----------

Balance at September 30, 1996                                                      4,514,367
     Options granted                                  2006-2007      $19.74        2,231,550
     Options issued under SAR Plan                    2002-2003      $21.33          950,400
     Options exercised                                2003-2004      $ 9.33         (254,394)
     Options forfeited                                2003-2007      $10.09         (307,500)
                                                                                  -----------

Balance at September 30, 1997                                                      7,134,423
     Options granted                                  2007-2008      $31.64        2,489,900
     Options exercised                                2003-2007      $11.21         (378,438)
     Options forfeited                                2006-2008      $27.51         (261,155)
                                                                                  -----------

Balance at September 30, 1998                                                      8,984,730
                                                                                  ===========

   Of the outstanding options at September 30, 1998, 5,148,264 were vested.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

9. Shareholders' Equity (cont'd.)

e)  Options (cont'd.)

   (ii)  SFAS 123 Pro Forma disclosures

   In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plans which include stock option and stock purchase plans. SFAS 123 provides employers a choice: adopt SFAS 123 accounting standards for all stock compensation arrangements which requires the recognition of compensation expense for the fair value of virtually all stock compensation awards; or continue to account for stock options and other forms of stock compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), while also providing the disclosure required under SFAS 123. The Company continues to account for stock-based compensation plans under APB 25. The following table outlines the Company's net income and earnings per share had the compensation cost been determined in accordance with the fair value method recommended in SFAS 123.

                               1998          1997
                              -------      --------
                              (in thousands, except
                                 per share data)
Net Income
   As reported                 $560,151    $502,725
   Pro Forma                   $550,894    $495,556

   Diluted earnings per share
   As reported                 $   2.96    $   2.69
   Pro Forma                   $   2.91    $   2.65

   The fair value of the options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: dividend yield of
   1.41 percent and 1.45 percent; expected volatility 24.9 percent and 26.2 percent; risk free interest rate of 5.61 percent and 5.92 percent and an expected life of 4.0 years and 3.5 years.

10. Employee benefit plans

a)  Pension plans

Substantially all of the Company's employees are covered by defined contribution pension plans which are non-contributory. Contributions are based on a percentage of eligible compensation. Pension expenses amounted to $5 million, $2.2 million and $1.7 million for 1998, 1997 and 1996, respectively.

b)  Options and Stock Appreciation Rights

In February 1996, shareholders of the Company approved the ACE Limited 1995 Long-Term Incentive Plan (the "Incentive Plan") which incorporates stock options, stock appreciation rights, restricted stock awards and stock purchase programs. There are 6,900,000 Ordinary Shares of the Company available for award under this Incentive Plan. Prior to the adoption of the Incentive Plan, the Company adopted the Equity Linked Incentive Plan, which incorporated both a Stock Appreciation Rights Plan ("SAR Plan") and a Stock Option Plan ("Option Plan") which will continue to run off. Under the Option Plan, generally, options expire ten years after the award date and are subject to a vesting period of four years. Stock options granted under the Incentive Plan may be exercised for Ordinary Shares of the Company upon vesting. Under the Incentive Plan, generally, options expire ten years after the award date and vest in equal portions over three years. During 1998, 2,489,900 options were issued under the Incentive Plan. During 1997, 2,231,550 options were issued under the Incentive Plan. In addition, 950,400 options were issued under the SAR Plan. During 1996, 1,227,600 options were issued under the Incentive Plan and 1,338,267 options were issued with respect to the Tempest Re acquisition (see note 9 (e)).

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

10. Employee benefit plans (cont'd.)

b)  Options and Stock Appreciation Rights (Cont'd.)

With respect to the SAR plan, certain stock appreciation rights were forfeited in return for cash during 1997. All remaining stock appreciation rights were exercised in return for options and cash and/or shares of the Company under the terms of the Replacement Plan which was implemented in 1997 pursuant to the Equity Linked Incentive Plan. Total expenses incurred during 1997 relating to the SAR plan, including those incurred under the Replacement Plan, amounted to $5,500,000. In 1996, compensation expense of $6,023,000 was recorded. The SAR Plan entitled participants to the right to receive cash equal to the appreciation in value, as provided for in the plan, of the rights represented by the grant. Rights vested over a period of up to six years from the date of grant. Participants were entitled to receive cash payments equal to the amount of dividends paid on an equivalent number of shares. Compensation expense was accrued and recorded based on the change in the value of the stock appreciation rights during the year and the applicable vesting period.

c)  Employee Stock Purchase Plan

In February 1996, shareholders of the Company approved the ACE Limited Employee Stock Purchase Plan. Participation in the plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant's compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the closing market price of the Company's shares on the last day of each subscription period. Subscription periods run for six months. With respect to the year ending September 30, 1998, 27,517 shares were subscribed for, resulting in an expense of $143,000 to the Company.

d)  Restricted stock awards

During 1998, 264,000 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 2002. In addition, 14,952 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the 1995 Outside Directors Plan ("the Plan"). These shares vest in February 1999.

During fiscal 1997, 149,175 restricted Ordinary Shares were awarded to officers of the Company and its subsidiaries. These shares vest at various dates through November 1999. Also, during fiscal 1997, 15,084 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1998. Also during 1997, 7,500 restricted Ordinary Shares were forfeited due to resignations by officers of the Company and its subsidiaries. During 1996, 27,000 restricted Ordinary Shares were awarded to an officer of the Company. These shares vest at various dates up to July 1999. Also during 1996, 20,202 restricted Ordinary Shares were awarded to outside directors of the Company under the terms of the Plan. These shares vested in February 1997. All non-vested restricted Ordinary Shares issued to directors prior to approval of the plan, in February 1996, were canceled upon approval of the Plan. Subsequently, two directors resigned resulting in the forfeiture of their restricted Ordinary Shares awards. All restricted stock awards contain restrictions relating to, among other things, transferability and forfeiture under certain circumstances.

At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 1998, 1997 and 1996.

                                                        1998                      1997                     1996
                                                     -----------              ------------             ------------
                                                                       (in thousands, except
                                                                      share and per share data)
Numerator:
Net Income                                           $    560,151             $    502,725             $    327,619

Denominator:
   Denominator for basic earnings per share -
     Weighted average share outstanding               185,130,479              184,148,641              162,153,091

   Effect of dilutive securities                        4,150,696                2,660,382                1,615,803
                                                     ------------             ------------             ------------

   Denominator for diluted earnings per share -
     Adjusted weighted average shares
       outstanding and assumed conversions            189,281,175              186,809,023              163,768,894
                                                     ============             ============             ============

Basic earnings per share                             $       3.03             $       2.73             $       2.02
                                                     ============             ============             ============

Diluted earnings per share                           $       2.96             $       2.69             $       2.00
                                                     ============             ============             ============

12. Taxation

Under current Cayman Islands law, the Company is not required to pay any taxes on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempt from taxation in the Cayman Islands until the year 2013. Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from taxation in Bermuda until March 2016.

Income from the Company's operations at Lloyd's are subject to United Kingdom corporation taxes. ACE USA is subject to income taxes imposed by U.S. authorities.

The provision for income taxes detailed below represents the Company's estimate of tax liability in respect of the Company's operations at Lloyd's and at ACE USA and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision for the years ended September 30, 1998, 1997 and 1996 as follows:

                                                         1998                     1997                    1996
                                                     ------------             ------------            -------------
                                                                             (in thousands)
Current tax expense                                  $      3,265             $      8,451             $     14,547
Deferred tax expense                                       16,775                   16,730                   11,996
                                                     ------------             ------------             ------------

Provision for income taxes                           $     20,040             $     25,181             $     26,543
                                                     ============             ============             ============

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

12. Taxation (Cont'd.)

The components of the net deferred tax asset and net deferred tax liability as of September 30, 1998 and 1997 is a follows:

                                                                           1998            1997
                                                                         ---------       ---------
                                                                             (in thousands)
Deferred tax assets
    Loss reserve discount                                                $  50,581       $     --
    Unearned premium adjustment                                              3,874             --
    Uncollectable reinsurance                                                5,185             --
    Other                                                                   49,646           3,012
                                                                         ---------       ---------

    Total deferred tax assets                                              109,286           3,012
                                                                         ---------       ---------

Deferred tax liabilities
    Deferred policy acquisition costs                                        3,741             --
    Unrealized appreciation of investments                                   9,282             --
    Other                                                                   43,696          40,508
                                                                         ---------       ---------
    Total deferred tax liabilities                                          56,719          40,508
                                                                         ---------       ---------

Valuation allowance                                                         27,303             --
                                                                         ---------       ---------
Net deferred tax asset (liability)                                       $  25,264       $ (37,496)
                                                                         =========       =========



13.    Statutory financial data

Under the Bermuda Insurance Act 1978, (as amended by the Insurance Amendment Act
1995) and Related Regulations the Company's Bermuda-based insurance and reinsurance subsidiaries ("the Bermuda subsidiaries") are required to file an annual Statutory Financial Return and Statutory Financial Statements and to maintain certain measures of solvency and liquidity during each year. Statutory capital and surplus of the Bermuda subsidiaries was $2,785 million, $2,265 million and $1,885 million at September 30, 1998, 1997 and 1996 and statutory net income was $592 million, $489 million and $301 million for 1998, 1997 and 1996, respectively. Statutory capital and surplus and statutory net income include the results of Tempest from July 1, 1996, and CAT from April 1, 1998, the dates of acquisition by the Company. The principal difference between statutory capital and surplus and statutory net income of the Bermuda subsidiaries and shareholders' equity and net income of the Bermuda subsidiaries computed in accordance with GAAP relates to deferred acquisition costs of the subsidiaries and goodwill.

There are no statutory restrictions on the payment of dividends from retained earnings by any of the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries.

The Company's US Insurance Subsidiaries are subject to various state statutory and regulatory restrictions that limit the amount of dividends that may be paid without prior approval from regulatory authorities. These restrictions differ by state, but are generally based on calculations incorporating statutory surplus, statutory net income, and/or investment income. The US Insurance Subsidiaries' combined statutory surplus amounted to $252 million at September 30, 1998. The combined statutory net result of the US Insurance Subsidiaries was a loss of $98 million for the nine months ended September 30, 1998.

The payment of any dividends from the Company's UK subsidiaries would be subject to applicable UK insurance law including those promulgated by the Society of Lloyd's.

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

14.  Condensed unaudited quarterly financial data

1998                                           First        Second       Third        Fourth
                                              Quarter      Quarter      Quarter      Quarter
                                              --------     --------     --------     --------
                                                   (in thousands, except per share data)
Adjusted for pooling-of-interests
Net premiums earned                           $205,330     $221,475     $246,350     $221,148
Net investment income                           63,672       78,283       93,011       89,288
Net realized gains (losses)
  on investments                                27,493      145,616       69,448      (54,172)
                                              --------     --------     --------     --------
    Total revenues                            $296,495     $445,374     $408,809     $256,264
                                              ========     ========     ========     ========
Losses and loss expenses                      $122,255     $129,780     $146,233     $118,624
                                              ========     ========     ========     ========
Net income                                    $122,210     $247,901     $176,528     $ 13,512
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.72     $   1.48     $   0.96     $   0.07
                                              ========     ========     ========     ========
As originally reported
Net premiums earned                           $167,821     $184,746     $213,126     $221,148
Net investment income                           58,413       73,129       88,151       89,288
Net realized gains (losses)
  on investments                                27,492      145,616       68,791      (54,172)
                                              ---------    --------     --------     --------
    Total revenues                            $253,726     $403,491     $370,068     $256,264
                                              ========     ========     ========     ========
Losses and loss expenses                      $109,161     $116,265     $134,305     $118,624
                                              ========     ========     ========     ========
Net income                                    $112,816     $236,205     $171,463     $ 13,512
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.67     $   1.41     $   0.95     $   0.07
                                              ========     ========     ========     ========

1997                                           First        Second       Third        Fourth
                                              Quarter      Quarter      Quarter      Quarter
                                              --------     --------     --------     --------
                                                   (in thousands, except per share data)
Adjusted for pooling-of-interests
Net premiums earned                           $206,919     $199,150     $202,965     $196,338
Net investment income                           62,867       61,160       64,303       65,110
Net realized gains (losses)
  on investments                                41,580       (2,480)      45,788     $ 42,814
                                              --------     --------     --------     --------
    Total revenue                             $311,366     $257,830     $313,056     $304,262
                                              ========     ========     ========     ========
Losses and loss expenses                      $123,019     $117,350     $123,900     $121,871
                                              ========     ========     ========     ========
Net income                                    $138,443     $ 87,676     $139,915     $136,691
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.72     $   0.46     $   0.76     $   0.74
                                              ========     ========     ========     ========
As originally reported
Net premiums earned                           $164,400     $158,641     $163,605     $158,192
Net investment income                           59,738       58,094       59,545       60,446
Net realized gains (losses)
  on investments                                41,723       (2,339)      45,786       42,812
                                              --------     --------     --------     --------
    Total revenues                            $265,861     $214,396     $268,936     $261,450
                                              ========     ========     ========     ========
Losses and loss expenses                      $110,150     $105,290     $111,380     $109,121
                                              ========     ========     ========     ========
Net income                                    $125,741     $ 77,949     $130,038     $127,626
                                              ========     ========     ========     ========
Diluted Earnings per share                    $   0.71     $   0.45     $   0.77     $   0.75
                                              ========     ========     ========     ========

                         ACE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

15. Condensed unaudited pro forma information relating to the acquisitions of ACE USA and CAT

The following pro forma information assumes the acquisitions occurred at the beginning of each year presented. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated at the beginning of each year presented, nor is it necessarily indicative of future operating results.

                                                          1998                1997
                                                     ------------        ------------
                                                    (in thousands, except per share
                                                                 data)
Pro forma:
   Net premiums earned                                 $  988,847         $ 1,054,060
   Net Investment income                                  337,603             308,836
   Net income                                             581,310             448,791

   Diluted earnings per share                          $     3.07         $      2.40

                                                                      Appendix C



                                --------------

                       Quarterly Report on Form 10-Q for
                        the Quarter Ended June 30, 1999

                                --------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 10-Q

  [X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                 For the Quarterly Period Ended June 30, 1999

                                      OR

  [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                      For the Transition Period from  to

     Commission File No. 1-11778           I.R.S. Employer Identification No.
                                                       98-0091805

                               ----------------

                                  ACE LIMITED
                     (Incorporated in the Cayman Islands)
                               The ACE Building
                             30 Woodbourne Avenue
                                Hamilton HM 08
                                    Bermuda
                            Telephone 441-295-5200

                               ----------------

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. YES   x   NO

   The number of registrant's Ordinary Shares ($0.041666667 par value) outstanding as of August 13, 1999 was 194,059,295.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  ACE LIMITED

                               INDEX TO FORM 10-Q

                         Part I. FINANCIAL INFORMATION

                                                                       Page No.
                                                                       --------
 Item 1. Financial Statements:
         Consolidated Balance Sheets June 30, 1999 (Unaudited) and
         September 30, 1998.........................................       1
         Consolidated Statements of Operations (Unaudited) Three
         Months and Nine Months Ended June 30, 1999 and 1998........       2
         Consolidated Statements of Shareholders' Equity (Unaudited)
         Nine Months Ended June 30, 1999 and 1998...................       3
         Consolidated Statements of Comprehensive Income (Unaudited)
         Nine Months Ended June 30, 1999 and 1998...................       4
         Consolidated Statements of Cash Flows (Unaudited) Nine
         Months Ended June 30, 1999 and 1998........................       5
         Notes to Interim Consolidated Financial Statements
         (Unaudited)................................................       6
         Management's Discussion and Analysis of Results of
 Item 2. Operations and Financial Condition.........................      14

                           Part II. OTHER INFORMATION

 Item 5. Other Information..........................................      29
 Item 6. Exhibits and Reports on Form 8-K...........................      29

                          ACE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       June 30,   September 30,
                                                         1999         1998
                                                      ----------  -------------
                                                            (unaudited)
                                                       (in thousands of U.S.
                                                       Dollars, except share
                                                        and per share data)
Assets
Investments and cash
  Fixed maturities available for sale, at fair value
   (amortized cost--$4,005,914 and $4,910,792)....... $3,956,607   $5,056,807
  Equity securities, at fair value (cost--$142,273
   and $198,447).....................................    163,565      189,717
  Short-term investments, at fair value (amortized
   cost--$1,321,896 and $480,236)....................  1,318,086      480,190
  Other investments, at fair value (cost--$317,637
   and $156,758).....................................    317,818      156,646
  Cash...............................................    804,430      317,714
                                                      ----------   ----------
    Total investments and cash.......................  6,560,506    6,201,074
Goodwill.............................................    533,637      540,355
Premiums and insurance balances receivable...........    459,496      377,307
Reinsurance recoverable..............................  1,291,461    1,116,753
Accrued investment income............................     45,552       57,153
Deferred acquisition costs...........................     84,880       76,445
Prepaid reinsurance premiums.........................    203,589      205,022
Deferred income taxes................................     39,815       25,264
Other assets.........................................    448,874      189,380
                                                      ----------   ----------
    Total assets..................................... $9,667,810   $8,788,753
                                                      ==========   ==========
Liabilities
Unpaid losses and loss expenses...................... $3,803,251   $3,737,869
Unearned premiums....................................    847,125      773,702
Premiums received in advance.........................     66,339       53,794
Insurance and reinsurance balances payable...........    152,906       75,898
Accounts payable and accrued liabilities.............    189,092      165,527
Dividend payable.....................................     21,616       17,693
Long-term debt.......................................    250,000      250,000
Trust preferred securities...........................    400,000          --
                                                      ----------   ----------
    Total liabilities................................  5,730,329    5,074,483
                                                      ----------   ----------
Commitments and contingencies
Shareholders' Equity
Ordinary Shares ($0.041666667 par value, 300,000,000
 shares authorized; 194,051,128 and 193,592,519
 shares issued and outstanding)......................      8,086        8,066
Additional paid-in capital...........................  1,773,710    1,765,261
Unearned stock grant compensation....................    (12,136)      (6,181)
Retained earnings....................................  2,200,015    1,819,554
Accumulated other comprehensive (loss) income........    (32,194)     127,570
                                                      ----------   ----------
    Total shareholders' equity.......................  3,937,481    3,714,270
                                                      ----------   ----------
    Total liabilities and shareholders' equity....... $9,667,810   $8,788,753
                                                      ==========   ==========

      See accompanying notes to interim consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                    For the Three Months and Nine Months
                                                    Ended
                                           June 30, 1999 and 1998
                                  --------------------------------------------
                                                 (Unaudited)
                                  Three Months Ended      Nine Months Ended
                                        June 30                June 30
                                  --------------------  ----------------------
                                    1999       1998        1999        1998
                                  ---------  ---------  ----------  ----------
                                  (in thousands of U.S. Dollars, except per
                                                 share data)
Revenues
  Gross premiums written......... $ 508,999  $ 454,313  $1,198,562  $  925,106
  Reinsurance premiums ceded.....  (116,730)  (131,701)   (311,525)   (220,708)
                                  ---------  ---------  ----------  ----------
  Net premiums written...........   392,269    322,612     887,037     704,398
  Change in unearned premiums....   (91,998)   (76,262)    (83,492)    (31,243)
                                  ---------  ---------  ----------  ----------
  Net premiums earned............   300,271    246,350     803,545     673,155
  Net investment income..........    84,794     93,011     256,374     234,966
  Net realized gains on
   investments...................    25,307     69,448     172,715     242,557
                                  ---------  ---------  ----------  ----------
    Total revenues...............   410,372    408,809   1,232,634   1,150,678
                                  ---------  ---------  ----------  ----------
Expenses
  Losses and loss expenses.......   255,471    146,233     523,521     398,268
  Acquisition costs..............    31,471     29,600      93,636      81,653
  Administrative expenses........    41,149     36,392     137,018      80,066
  Amortization of goodwill.......     4,514      4,253      13,369       8,498
  Loan interest expense..........     4,147      6,025      13,418      12,578
                                  ---------  ---------  ----------  ----------
    Total expenses...............   336,752    222,503     780,962     581,063
                                  ---------  ---------  ----------  ----------
Income before income taxes.......    73,620    186,306     451,672     569,615
Income taxes.....................    (4,498)    (9,778)    (14,992)    (22,976)
                                  ---------  ---------  ----------  ----------
    Net income................... $  69,122  $ 176,528  $  436,680  $  546,639
                                  =========  =========  ==========  ==========
Basic earnings per share......... $    0.36  $    0.92  $     2.25  $     3.00
                                  =========  =========  ==========  ==========
Diluted earnings per share....... $    0.35  $    0.90  $     2.21  $     2.93
                                  =========  =========  ==========  ==========

      See accompanying notes to interim consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the Nine Months Ended June 30, 1999 and 1998
                                  (Unaudited)

                                                              June 30
                                                       ----------------------
                                                          1999        1998
                                                       ----------  ----------
                                                           (in thousands
                                                         of U.S. Dollars)
Ordinary shares
  Balance at beginning of period...................... $    8,066  $    7,508
  Shares issued.......................................          0         688
  Exercise of stock options...........................         18          14
  Repurchase of Ordinary Shares.......................          0        (147)
  Issued under Employee Stock Purchase Plan...........          2           1
                                                       ----------  ----------
    Balance at end of period..........................      8,086       8,064
                                                       ----------  ----------
Additional paid-in capital
  Balance at beginning of period......................  1,765,261   1,177,954
  Ordinary Shares issued..............................          0     605,211
  Exercise of stock options...........................      7,129       3,032
  Issued under Employee Stock Purchase Plan...........      1,420         954
  Repurchase of Ordinary Shares.......................          0     (23,083)
  Cancellation of restricted stock award..............       (100)          0
                                                       ----------  ----------
    Balance at end of period..........................  1,773,710   1,764,068
                                                       ----------  ----------
Unearned stock grant compensation
  Balance at beginning of period......................     (6,181)     (1,993)
  Stock grants awarded................................    (11,298)     (8,113)
  Stock grants forfeited..............................        312           0
  Amortization........................................      5,031       2,945
                                                       ----------  ----------
    Balance at end of period..........................    (12,136)     (7,161)
                                                       ----------  ----------
Retained earnings
  Balance at beginning of period......................  1,819,554   1,403,463
  Net income..........................................    436,680     546,639
  Dividends declared..................................    (56,219)    (42,223)
  Repurchase of Ordinary Shares.......................          0     (84,414)
                                                       ----------  ----------
    Balance at end of period..........................  2,200,015   1,823,465
                                                       ----------  ----------
Accumulated other comprehensive income (loss)
Net unrealized appreciation (depreciation) on
 investments
  Balance at beginning of period......................    127,845     196,655
  Change in period, net of tax........................   (159,489)    (88,940)
                                                       ----------  ----------
    Balance at end of period..........................    (31,644)    107,715
                                                       ----------  ----------
Cumulative translation adjustments
  Balance at beginning of period......................       (275)      1,568
  Net adjustments during period.......................       (275)     (1,461)
                                                       ----------  ----------
    Balance at end of period..........................       (550)        107
                                                       ----------  ----------
Accumulated other comprehensive income (loss).........    (32,194)    107,822
                                                       ----------  ----------
      Total shareholders' equity...................... $3,937,481  $3,696,258
                                                       ==========  ==========

      See accompanying notes to interim consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                For the Nine Months Ended June 30, 1999 and 1998

                                  (Unaudited)

                                                                 June 30
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
                                                            (in thousands of
                                                              U.S. Dollars)
Net income................................................ $ 436,680  $ 546,639
Other comprehensive income (loss)
  Net unrealized appreciation (depreciation) on
   investments
    Unrealized appreciation (depreciation) on investments.  (112,223)    47,156
    Less: reclassification adjustment for net realized
     gains included in net income.........................   (56,548)  (134,690)
                                                           ---------  ---------
                                                            (168,771)   (87,534)
                                                           ---------  ---------
  Cumulative translation adjustments......................      (275)    (1,461)
                                                           ---------  ---------
Other comprehensive income (loss), before income taxes....  (169,046)   (88,995)
                                                           ---------  ---------
Income tax recovery (expense) related to other
 comprehensive income items...............................     9,282     (1,406)
                                                           ---------  ---------
Other comprehensive income (loss).........................  (159,764)   (90,401)
                                                           ---------  ---------
Comprehensive income...................................... $ 276,916  $ 456,238
                                                           =========  =========



      See accompanying notes to interim consolidated financial statements

                          ACE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the Nine Months Ended June 30, 1999 and 1998
                                  (Unaudited)

                                                             June 30
                                                     -------------------------
                                                         1999         1998
                                                     ------------  -----------
                                                      (in thousands of U.S.
                                                             Dollars)
Cash flows from operating activities
  Net income........................................ $    436,680  $   546,639
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Unearned premiums...............................       73,423       44,071
    Unpaid losses and loss expenses, net of
     reinsurance recoverable........................     (109,326)      49,268
    Prepaid reinsurance premiums....................        1,433      (36,937)
    Net realized gains on investments...............     (172,715)    (242,557)
    Amortization of premium/discounts on fixed
     maturities.....................................       (7,722)     (10,316)
    Amortization of goodwill........................       13,369        8,498
    Deferred acquisition costs......................       (8,435)      10,223
    Premiums and insurance balances receivable......      (82,189)       3,305
    Deferred income taxes...........................        3,422       24,701
    Premiums received in advance....................       12,545       17,312
    Insurance and reinsurance balances payable......       77,008       27,951
    Accounts payable and accrued liabilities........        8,623     (106,493)
    Other...........................................     (246,437)     (47,074)
                                                     ------------  -----------
      Net cash flows from (used for) operating
       activities...................................         (321)     288,591
                                                     ------------  -----------
Cash flows from investing activities
  Purchases of fixed maturities.....................  (13,911,860)  (5,756,153)
  Purchases of equity securities....................     (155,638)    (221,589)
  Sales of fixed maturities.........................   13,563,505    5,391,601
  Sales of equity securities........................      237,932      621,396
  Maturities of fixed maturities....................      395,072       81,811
  Net realized gains on financial futures contracts.      170,818       63,595
  Other investments.................................     (160,879)       2,255
  Acquisition of subsidiaries, net of cash acquired.       (8,087)    (967,758)
                                                     ------------  -----------
      Net cash flows from (used for) investing
       activities...................................      130,863     (784,842)
                                                     ------------  -----------
Cash flows from financing activities
  Dividends paid....................................      (52,296)     (38,260)
  Repayment of long-term debt.......................     (250,000)    (385,000)
  Proceeds from long-term debt......................      250,000      635,000
  Net proceeds from issuance of trust preferred
   securities.......................................      400,000            0
  Proceeds from exercise of options for Ordinary
   Shares...........................................        7,147        3,046
  Net proceeds from issuance of Ordinary Shares.....            0      605,899
  Repurchase of Ordinary Shares.....................            0     (107,644)
  Proceeds from shares issued under Employee Stock
   Purchase Plan....................................        1,323          955
                                                     ------------  -----------
      Net cash flows from financing activities......      356,174      713,996
                                                     ------------  -----------
Net increase in cash................................      486,716      217,745
Cash at beginning of period.........................      317,714      216,191
                                                     ------------  -----------
Cash at end of period............................... $    804,430  $   433,936
                                                     ============  ===========


      See accompanying notes to interim consolidated financial statements

                         ACE LIMITED AND SUBSIDIARIES

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. General

   The interim consolidated financial statements, which include the accounts of the Company and its subsidiaries, have been prepared on the basis of accounting principles generally accepted in the United States of America and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the consolidated financial statements, and related notes thereto, included in the Company's 1998 Annual Report on Form 10-K.

   On July 2, 1999, the Company changed its fiscal year-end from September 30 to December 31. This change will be implemented retroactively to December 31, 1998 so that the 1999 fiscal year end will be the twelve month period ending December 31, 1999. This change will be reflected in the quarter ended September 30, 1999, at which time the Company will report results for the three months ended September 30, 1999 and 1998 and for the nine months ended September 30, 1999 and 1998. The results reported as at December 31, 1999 results will be for the twelve months ended December 31, 1999.

   On July 2, 1999, the Company completed the acquisition of the international and domestic property and casualty businesses of CIGNA Corporation ("CIGNA P&C") for $3.45 billion in cash (the "CIGNA P&C Acquisition"). Under the terms of the agreement the Company, through a newly created U.S. holding company, ACE INA Holdings Inc. (ACE INA), acquired CIGNA's domestic property and casualty insurance operations including its run-off business and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies.

   Under the terms of the Acquisition Agreement, CIGNA Corporation ("CIGNA") agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., for aggregate coverage of $2.5 billion. This coverage attaches at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion.

   ACE financed the CIGNA P&C Acquisition with a combination of available cash, a hybrid trust preferred security and the remainder with commercial paper issuance. Ultimately, it is anticipated the commercial paper will be replaced with a combination of newly issued ACE ordinary shares, senior debt and trust preferred securities (see Notes 6 and 7).

   The acquisition will be recorded using the purchase method of accounting and accordingly, the consolidated financial statements will include the results of ACE INA and its subsidiaries from July 2, 1999, the date of acquisition.

   On June 11, 1999, ACE announced that it had entered into an Agreement and Plan of Merger (the "Agreement") for the acquisition of Capital Re Corporation ("Capital Re"). Under the terms of the agreement, Capital Re's shareholders will receive 0.6 ordinary shares of ACE for each common stock of Capital Re at closing, subject to a maximum value to Capital Re shareholders of $22 per share. It is anticipated that the transaction will be completed during the second half of calender 1999, subject to customary closing conditions, including approval of the merger by Capital Re's shareholders and receipt of necessary regulatory approvals.

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)

   For the nine months ended June 30, 1999, approximately 57 percent of the Company's written premiums came from companies headquartered in North America with approximately 19 percent coming from companies headquartered in the United Kingdom and continental Europe and approximately 24 percent from companies headquartered in other countries.

2. Significant Accounting Policies

a) Comprehensive Income

   In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. As of October 1, 1998, the Company adopted SFAS 130; however, the adoption of this statement had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and cumulative translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

b) New accounting pronouncements

   In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Because SFAS 131 is not required to be applied to interim financial statements in the initial year of adoption, the Company is not required to disclose segment information in accordance with SFAS 131 until its December 1999 annual report. In the Company's March 31, 2000 report, and in subsequent quarters, it will present the interim disclosures required by SFAS 131 for both 1999 and 2000.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective beginning in the first quarter of fiscal 2001. The Company is currently assessing the effect of adopting this statement on its financial position and operating results, which as yet, has not been determined.

3. Commitments and Contingencies

   A number of the Company's insureds have given notice of claims relating to breast implants or related components or raw material thereof that had been produced and/or sold by such insureds. The Company has made payments to date of approximately $610 million with respect to breast implant claims, which include payments of $240 million made during the nine months ended June 30, 1999. These payments are made pursuant to agreements reached with most of the Company's significant breast implant insureds. Those agreements have

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)
the effect of limiting the Company's exposure to breast implant claims related to those insureds to amounts which were anticipated in the Company's loss reserves. Although uncertainties concerning the ultimate amount of the Company's financial exposure to breast implant claims continue to exist, the Company believes that the possibility of a material financial impact in the future as a result of breast implant claims is unlikely.

   The Company has considered asbestos and environmental claims and claims expenses in establishing the liability for unpaid losses and loss expenses. The estimation of ultimate losses arising from asbestos and environmental exposures has presented a challenge because traditional actuarial reserving methods, which primarily rely on historical experience, are inadequate for such estimation. The problem of estimating reserves for asbestos and environmental exposures resulted in the development of reserving methods which incorporate new sources of data with historical experience. The Company believes that the reserves carried for these claims are adequate based on known facts and current law.

4. Restricted Stock Awards

   Under the terms of the 1995 Long-Term Incentive Plan, 353,250 restricted Ordinary Shares were awarded during the nine months ended June 30, 1999, to officers of the Company and its subsidiaries. These shares vest at various dates through November 2003. In addition, during the period, 18,228 restricted Ordinary Shares were awarded to outside directors under the terms of the 1995 Outside Directors Plan. These shares vest in February 2000.

   At the time of grant the market value of the shares awarded under these grants is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to income over the vesting period.

5. Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share.

                                  Three Months Ended       Nine Months Ended
                                        June 30                 June 30
                                ----------------------- -----------------------
                                   1999        1998        1999        1998
                                ----------- ----------- ----------- -----------
                                (In thousands of U.S. dollars except share and
                                                per share data)
Numerator:
  Net income................... $    69,122 $   176,528 $   436,680 $   546,639
                                =========== =========== =========== ===========
Denominator:
  Denominator for basic
   earnings per share--
    Weighted average shares
     outstanding............... 193,784,573 190,753,068 193,802,722 182,313,501
    Effect of dilutive
     securities................   3,390,941   4,580,092   3,455,965   4,181,646
                                ----------- ----------- ----------- -----------
  Denominator for diluted
   earnings per share--
    Adjusted weighted average
     shares outstanding and
     assumed conversions....... 197,175,514 195,333,160 197,258,687 186,495,147
                                =========== =========== =========== ===========
    Basic earnings per share... $      0.36 $      0.92 $      2.25 $      3.00
                                =========== =========== =========== ===========
    Diluted earnings per share. $      0.35 $      0.90 $      2.21 $      2.93
                                =========== =========== =========== ===========

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)

6. Credit Facilities

   In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these facilities. During fiscal 1999 each of the facilities under this arrangement have been replaced as discussed below. The facilities provided:

  . A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together made up a combined $400 million committed, unsecured syndicated revolving credit facility. The five-year revolving credit facility had a $150 million letter of credit ("LOC") sub-limit. A new multi-year liquidity facility has been arranged as an additional part of the new syndicated credit facilities described below.

  . A syndicated fully secured five year LOC facility totaling approximately
    (pound)154 million ($262 million) which was used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates. As discussed below, this facility was replaced on November 27, 1998.

  . A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As discussed below, this term loan was refinanced on October 27, 1998.

   In October 1998, ACE US Holdings, Inc. ("ACE US") refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. Total interest expense to be recorded by ACE US will initially be $23.3 million per year. The indenture related to these notes includes certain events of default for ACE US. The senior notes are callable subject to certain call premiums, however, ACE US has no current intention of calling the debt. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long-term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

   In November 1998, the Company arranged a syndicated partially secured five year LOC facility in the amount of (pound)270 million (approximately $450 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This facility was arranged by Citibank N.A., with ING Barings and Barclays Bank PLC acting as co-arrangers, and replaced the facility arranged in December 1997. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now unsecured.

   In June 1999, the Company arranged certain syndicated credit facilities. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. acted as lead arranger and co-arranger respectively and assisted in the arranging, structuring and syndication of these credit facilities. Each facility requires that the

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)
Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

  . A $750 million 364-day revolving credit facility with ACE Limited, ACE
    Bermuda Insurance Ltd, Tempest Reinsurance Company Limited and ACE INA Holdings Inc. as borrowers and guarantors. The initial purpose of this facility is to provide interim financing for the CIGNA P&C Acquisition. However, after certain conditions are met, up to $500 million of this facility will remain in place for general corporate purposes.

  . A $250 million five-year revolving credit facility with ACE Limited, ACE
    Bermuda Insurance Ltd, Tempest Reinsurance Company Limited and ACE INA Holdings Inc. as borrowers and guarantors. This facility is for general corporate purposes and has a letter of credit sub-limit of $250 million.

  . A $2.05 billion 364-day revolving credit facility with a one-year term out option with ACE INA Holdings Inc. as borrower and ACE Limited, ACE Bermuda Insurance Ltd and Tempest Reinsurance Company Limited as guarantors. This facility was arranged to provide interim financing for the CIGNA P&C Acquisition.

   In June 1999, the Company arranged certain commercial paper programs for ACE Limited and ACE INA Holdings Inc. The programs use the above 364-day facilities as recourse facilities and provide for up to $750 million in commercial paper issuance for ACE Limited and up to $2.05 billion in commercial paper issuance for ACE INA Holdings Inc. On July 2, 1999, $425 million and $1.65 billion were drawn down under these programs by ACE Limited and ACE INA Holdings Inc., respectively to partially finance the CIGNA P&C Acquisition.

   In June 1999, ACE INA Holdings Inc. arranged a short-term money market facility in the amount of $225 million for general corporate purposes. This facility is guaranteed by the Company and/or certain of its subsidiaries and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. In July 1999, a portion of the facility was used to finance certain liabilities of ACE INA Holdings Inc. subsidiaries.

   Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million. At June 30, 1999, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants. ACE Limited added its guarantee to this facility in June 1999.

7. Trust Preferred Securities

   In connection with the completion of the CIGNA P&C Acquisition, on June 30, 1999 ACE RHINOS Trust, a Delaware statutory business trust (the "Trust"), sold in a private placement $400 million of Auction Rate Reset Preferred Securities (the "Preferred Securities"). All of the common securities of the Trust are owned by ACE INA.

   The Preferred Securities mature on September 30, 2002. Distribution on the Preferred Securities are payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that the Trust may defer such payments (but no later than September 30, 2001 or earlier Redemption Date), with such deferred payments compounded quarterly, if ACE INA defers interest on the Subordinated Notes (as defined below). If the trading price of ACE's Ordinary Shares declines to 66 2/3 percent of the closing price of ACE's ordinary shares on June 30, 1999, the holders of a majority of the Preferred Securities will have the option to require Banc of America Securities LLC as the Remarketing Agent to remarket the Preferred Securities. If remarketed, the maturity of the remarketed securities will be reset as the later of September 30, 2001 or one year from the date on which the remarketed securities are issued. The coupon will be reset pursuant to a bid process to value the remarketed securities at
100.25 percent of the face amount thereof.

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)

   The sole assets of the Trust consist of a $412,372,000 Auction Rate Reset Subordinated Notes Series A (the "Subordinated Notes") issued by ACE INA. The Subordinated Notes mature on September 30, 2001. Interest on the Subordinated Notes is payable quarterly at LIBOR plus 125 basis points, adjusted quarterly, provided that ACE INA may defer such interest payments (but no later than the September 30, 2001 or earlier Redemption Date), with such deferred payments compounded quarterly. If under certain circumstances the Trust is dissolved and the holders of the Preferred Securities directly hold the Subordinated Notes, then the remarketing provisions described above will be applicable to the Subordinated Notes.

   In connection with the issuance of the Preferred Securities, the Company has agreed with Banc of America Securities to use its reasonable best efforts to complete one or more firm commitment underwritings with an aggregate public offering price of $400 million on or before June 30, 2002. The Company has agreed to maintain an effective shelf registration statement with availability for the issuance of up to $400 million ordinary shares (exclusive of any amounts to cover over-allotments).

8. Reinsurance

   The Company purchases reinsurance to manage various exposures including catastrophic risks. Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amounts for net premiums written and net premiums earned in the statements of operations are net of reinsurance. Direct, assumed and ceded amounts for these items for the three months and nine months ended June 30, 1999 and 1998 are as follows:

                                     Three months ended     Nine months ended
                                           June 30               June 30
Premiums                             --------------------  --------------------
                                       1999       1998       1999       1998
                                     ---------  ---------  ---------  ---------
                                      (in thousands of      (in thousands of
                                        U.S. dollars)         U.S. dollars)
Premiums written
  Direct............................ $ 293,000  $ 231,942  $ 719,962  $ 568,372
  Assumed...........................   215,999    222,371    478,600    356,734
  Ceded.............................  (116,730)  (131,701)  (311,525)  (220,708)
                                     ---------  ---------  ---------  ---------
    Net premiums written............ $ 392,269  $ 322,612  $ 887,037  $ 704,398
                                     =========  =========  =========  =========
Premiums earned
  Direct............................ $ 221,291  $ 210,825  $ 707,073  $ 616,166
  Assumed...........................   179,459    122,036    406,869    273,121
  Ceded.............................  (100,479)   (86,511)  (310,397)  (216,132)
                                     ---------  ---------  ---------  ---------
    Net premiums earned............. $ 300,271  $ 246,350  $ 803,545  $ 673,155
                                     =========  =========  =========  =========

   The Company's provision for reinsurance recoverable at June 30, 1999 and September 30, 1998 is as follows:

                                                        June 30    September 30
                                                          1999         1998
                                                       ----------  ------------
                                                        (in thousands of U.S.
                                                              dollars)
      Reinsurance recoverable on paid losses and loss
       expenses....................................... $  115,579   $   57,225
      Reinsurance recoverable on unpaid losses and
       loss expenses..................................  1,258,849    1,143,121
      Provision for uncollectible balances on unpaid
       losses and loss expenses.......................    (82,967)     (83,593)
                                                       ----------   ----------
          Total reinsurance recoverable............... $1,291,461   $1,116,753
                                                       ==========   ==========

                         ACE LIMITED AND SUBSIDIARIES

                                  (Unaudited)

9. Taxation

   Under current Cayman Islands law, the Company is not required to pay any taxes in the Cayman Islands on its income or capital gains. The Company has received an undertaking that, in the event of any taxes being imposed, the Company will be exempted from taxation in the Cayman Islands until the year 2013. Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any taxes in Bermuda on its income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

   Income from the Company's operations at Lloyd's are subject to United Kingdom corporation taxes. Lloyd's is required to pay U.S. income tax on U.S. connected income ("U.S. income") written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names/Corporate Members in proportion to their participation in the relevant syndicates. The Company's Corporate Members are subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any U.S. income tax incurred up to the value of the equivalent UK corporation income tax charge on the U.S. income.

   ACE USA is subject to income taxes imposed by U.S. authorities. ACE INA is also subject to income taxes imposed by U.S. authorities and will file a consolidated U.S. tax return that will cover the acquired businesses.

   The Company currently conducts its business so as not to be subject to taxation in the United States or elsewhere, other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties which might require the Company to change the way it operates or become subject to taxation.

   The provision for income taxes detailed below represents the Company's estimate of tax liability in respect of the Company's operations at Lloyd's and at ACE USA and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

   The income tax provision for the three and nine months ended June 30, 1999 and 1998 is as follows:

                                                 Three months     Nine months
                                                ended June 30    ended June 30
                                                --------------  ---------------
                                                 1999   1998     1999    1998
                                                ------ -------  ------- -------
                                                (In thousands    (In thousands
                                                   of U.S.          of U.S.
                                                   dollars)        dollars)
Current tax expense (benefit).................. $2,464 $(2,054) $ 3,208 $ 2,328
Deferred tax expense...........................  2,034  11,832   11,784  20,648
                                                ------ -------  ------- -------
Provision for income taxes..................... $4,498 $ 9,778  $14,992 $22,976
                                                ====== =======  ======= =======

                          ACE LIMITED AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)
                                  (Unaudited)

   The components of the net deferred tax asset as of June 30, 1999 and September 30, 1998 is as follows:

                             June 30   September 30
                               1999        1998
                             --------  ------------
                                 (in thousands
                               of U.S. dollars)
Deferred tax assets
  Loss reserve discount..... $ 43,749    $ 50,581
  Unearned premium
   adjustment...............    5,175       3,874
  Uncollectible reinsurance.    6,726       5,185
  Other.....................   62,630      49,646
                             --------    --------
    Total deferred tax
     assets.................  118,280     109,286
                             --------    --------
Deferred tax liabilities
  Deferred policy
   acquisition costs........    4,905       3,741
  Unrealized appreciation
   (depreciation) on
   investments..............   (4,108)      9,282
  Other.....................   45,834      43,696
                             --------    --------
    Total deferred tax
     liabilities............   46,631      56,719
                             --------    --------
Valuation allowance.........  (31,834)    (27,303)
                             --------    --------
Net deferred tax asset...... $ 39,815    $ 25,264
                             ========    ========

10. Reclassification

   Certain items in the prior period financial statements have been reclassified to conform to the current period presentation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Safe Harbor Disclosure

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions or amending or revoking any laws, regulations or treaties affecting the Company's current operations), (ii) the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding the Company's estimates, (iii) the legal environment, (iv) the uncertainties of the loss reserving process, (v) loss of the services of any of the Company's executive officers, (vi) changing rates of inflation and other economic conditions, (vii) losses due to foreign currency exchange rate fluctuations, (viii) ability to collect reinsurance recoverables, (ix) the competitive environment in which the Company operates and associated pricing pressures, (x) the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses and achieve cost savings and the risk of undisclosed liabilities, (xi) the impact of Year 2000 related issues,
(xii) developments in global financial markets which could affect the Company's investment portfolio, and (xiii) risks associated with the introduction of new products and services. The words "believe", "anticipate", "estimate", "project", "plan", "expect", "intend", "will likely result" or "will continue" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

   The following is a discussion of the Company's results of operations, financial condition, liquidity and capital resources as of and for the three and nine months ended June 30, 1999. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. This discussion should be read in conjunction with the consolidated financial statements, related notes thereto and the Management's Discussion and Analysis of Results of Operations and Financial Condition included in the Company's 1998 Annual Report on Form 10-K.

   On July 2, 1999, the Company changed its fiscal year-end from September 30 to December 31. This change will be implemented retroactively to December 31, 1998 so that the 1999 fiscal year end will be the twelve month period ending December 31, 1999. This change will be reflected in the quarter ended September 30, 1999, at which time the Company will report results for the three months ended September 30, 1999 and 1998 and for the nine months ended September 30, 1999 and 1998. The results reported as at December 1999 results will be for the twelve months ended December 31, 1999.

   ACE Limited ("ACE") is a holding company which, through its Bermuda-based operating subsidiaries, ACE Bermuda Insurance Ltd. (formerly A.C.E. Insurance Company, Ltd.) ("ACE Bermuda"), Corporate Officers & Directors Assurance Ltd. ("CODA") and Tempest Reinsurance Company Limited ("Tempest Re") and its Dublin, Ireland based subsidiaries, ACE Insurance Company Europe Limited and ACE Reinsurance Company Europe Limited provides a broad range of insurance and reinsurance products to a diverse group of international clients. Following the acquisition of CAT Limited ("CAT"), the CAT business was integrated into the Tempest Re book of business and effective January 1, 1999 CAT was merged into Tempest Re. Through its U.S. based subsidiary, ACE USA, Inc. ("ACE USA"), the Company provides insurance products to a broad range of clients in the United States. In addition, the Company provides funds at Lloyd's, primarily in the form of letters of credit, to support underwriting capacity for Lloyd's syndicates managed by Lloyd's managing agencies which are indirect wholly owned subsidiaries of ACE. Underwriting capacity is the maximum amount of gross premiums that a syndicate at Lloyd's can underwrite in a given year of account. Unless the context otherwise indicates, the term "Company" refers to one or more of ACE and its consolidated subsidiaries. The operations of the Company in the Lloyd's market are collectively referred to as "ACE Global Markets".

   On July 2, 1999, the Company completed the acquisition of the international and domestic property and casualty businesses of CIGNA Corporation ("CIGNA P&C") for $3.45 billion in cash (the "CIGNA P&C Acquisition"). Under the terms of the agreement the Company, through a newly created U.S. holding company, ACE INA Holdings Inc. (ACE INA), acquired CIGNA's domestic property and casualty insurance operations including its run-off business and also its international property and casualty insurance companies and branches, including most of the accident and health business written through those companies.

   Also under the terms of the agreement, CIGNA Corporation ("CIGNA") agreed to provide a guarantee to ACE to indemnify against unanticipated increases in recorded reserves for losses and loss adjustment expenses of certain subsidiaries being acquired by ACE. CIGNA had the option to replace its guarantee with reinsurance obtained from a mutually agreed upon third party reinsurer. Contemporaneous with the consummation of the acquisition, CIGNA exercised its option and replaced its guarantee with reinsurance by directing certain subsidiaries being acquired to transfer $1.25 billion of investments to National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., for aggregate coverage of $2.5 billion. This coverage attaches at an amount equal to the net recorded reserves of the certain subsidiaries acquired, on the closing date, minus $1.25 billion.

   ACE financed the CIGNA P&C Acquisition with a combination of available cash, a hybrid trust preferred security and the remainder with commercial paper issuance. Ultimately, it is anticipated the commercial paper will be replaced with a combination of newly issued ACE ordinary shares, senior debt and trust preferred securities (see "Management's Discussion and Analysis-- Liquidity and Capital Resources").

   On June 11, 1999, ACE announced that it had entered into an Agreement and Plan of Merger (the "Agreement") for the acquisition of Capital Re Corporation ("Capital Re"). Under the terms of the Agreement, Capital Re's shareholders will receive 0.6 ordinary shares of ACE for each common stock of Capital Re at closing, subject to a maximum value to Capital Re shareholders of $22 per share. It is anticipated that the transaction will be completed during the second half of calendar 1999, subject to customary closing conditions, including approval of the merger by Capital Re's shareholders will receive 0.6 ordinary shares of ACE for each common stock of Capital Re at closing, subject to a maximum value to Capital Re shareholders of $22 per share. It is anticipated that the transaction will be completed during the second half of calendar 1999, subject to customary closing conditions, including approval of the merger by Capital Re's shareholders and receipt of necessary regulatory approvals.

   The Company will continue to evaluate potential new product lines and other opportunities in the insurance and reinsurance markets. In addition, the Company regularly evaluates potential acquisitions of other companies and businesses and holds discussions with potential acquisition candidates. As a general rule, the Company publicly announces such acquisitions only after a definitive agreement has been reached.

            Results of Operations--Three Months ended June 30, 1999

                                                        Three months
                                                        ended June 30  % Change
                                                        -------------    From
                                                         1999   1998  Prior Year
                                                        ------ ------ ----------
                                                             (in millions)
Gross premiums written:
  ACE Bermuda.......................................... $171.3 $194.1   (11.7)%
  ACE Global Markets...................................  207.2  166.9    24.1%
  Tempest Re...........................................   46.9   39.3    19.3%
  ACE USA..............................................   83.6   54.0    54.8%
                                                        ------ ------   -----
                                                        $509.0 $454.3    12.0%
                                                        ====== ======   =====
Net premiums written:
  ACE Bermuda.......................................... $140.9 $154.2    (8.6)%
  ACE Global Markets...................................  161.3  101.0    59.7%
  Tempest Re...........................................   44.8   38.9    15.2%
  ACE USA..............................................   45.2   28.5    58.6%
                                                        ------ ------   -----
                                                        $392.2 $322.6    21.6%
                                                        ====== ======   =====
Net premiums earned:
  ACE Bermuda.......................................... $153.8 $ 93.1    65.2%
  ACE Global Markets...................................   81.0   73.8     9.8%
  Tempest Re...........................................   39.2   55.6   (29.5)%
  ACE USA..............................................   26.3   23.9    10.0%
                                                        ------ ------   -----
                                                        $300.3 $246.4    21.9%
                                                        ====== ======   =====

   The Company continues to face competitive pressures in most of the markets The Company continues to face competitive pressures in most of the markets in which it operates. The diversification strategy of the Company has been key in maintaining growth during these difficult market conditions, although the mix of premiums written has changed as the Company diversifies. Gross premiums written increased 12.0 percent to $509.0 million for the quarter ended June 30, 1999 compared with $454.3 million for the quarter ended June 30, 1998. The continuing soft market affected the results from ACE Bermuda, as did the changing mix of business. ACE Bermuda had a decrease in gross premiums written of 11.7 percent this quarter compared to the third quarter of fiscal 1998. This decrease of $22.8 million is due primarily to delayed launch activity in the satellite division and the expiry of a large financial lines contract written in June 1998. The expiry of the financial lines contract was offset somewhat by new business in financial lines. This new business includes one contract that accounts for $77 million of gross written and net written premiums, which was fully earned in the quarter. ACE Bermuda continues its conservative writing of excess liability coverage and continues to develop new products and coverage in aviation, satellite and excess property. ACE Global Markets had an increase in gross premiums written of $40.3 million or 24.1 percent for the quarter ended June 30, 1999 compared with the corresponding quarter in the prior year. The growth in ACE Global Markets gross premiums written is a result of the Company's increased participation in the syndicates under management. Due to excess capacity in all areas of that market, conditions remain very competitive with the marine syndicates experiencing rate reductions and the aviation syndicates experiencing mixed results on its renewals. Market conditions also remain very competitive in the property catastrophe reinsurance business. However, gross premiums written for Tempest Re were $46.9 million for the quarter compared with $39.3 million for the quarter ended June 30, 1998, an increase of 19.3 percent. The increase is a result of a combination of new business, restructuring of existing contracts, reinstatement premiums on contracts incurring losses and the early renewal of some contracts previously written in July. This increase was partially offset by the continuing effects of merger activity and declining rates in the property catastrophe reinsurance industry. Gross premiums written at ACE USA increased by 54.8 percent to $83.6 million for the quarter ended June 30, 1999 from $54.0 million reported for the same quarter last year. The growth in premiums at ACE USA primarily came from the new divisions created last year, particularly warranty, captive reinsurance and aviation. Both the property and casualty divisions also showed modest growth in the quarter.

   Net premiums written increased by $69.6 million or 21.6 percent to $392.2 million compared to $322.6 million for the third quarter of fiscal 1998. This increase, as with the increase in gross premiums written, was the result of increases in the Company's participation in the Lloyd's syndicates managed by ACE Global Markets as well as the contributions of ACE USA and Tempest Re in the quarter. Net premiums written at ACE Bermuda decreased by 8.6 percent or $13.3 million as a result of decreases in satellite and financial lines premiums as discussed above. Net premiums written at ACE Bermuda were positively impacted by the level of reinsurance purchased due to a change in the mix of premiums written. Net premiums written at ACE USA increased 58.6 percent to $45.2 million compared with $28.5 million for the third quarter of fiscal 1998. As discussed for gross premiums written, the new divisions at ACE USA accounted for 28 percent of the total net premiums written for the quarter.

   Net premiums earned increased by $53.9 million or 21.9 percent to $300.3 million for the quarter ended June 30, 1999 compared to $246.4 million for the same quarter last year. The increase is due primarily to an increase in net premiums earned at ACE Bermuda as a result of the above noted financial lines contract which generated a one time net premiums earned of $77 million during the quarter. The Company's increased participation in the Lloyd's syndicates managed by ACE Global Markets also contributed to the increase in net premiums earned for the quarter as did the increased activity at ACE USA. Tempest Re experienced a decline in net premiums earned as a result of a decline in gross premiums written over the past several quarters compared to the same quarters last year.

                                                             Three
                                                            months
                                                          ended June
                                                              30       % Change
                                                          -----------    from
                                                          1999  1998  Prior Year
                                                          ----- ----- ----------
                                                              (in
                                                           millions)
      Net investment income.............................. $84.8 $93.0    (8.8)%
                                                          ===== =====    ====

   Net investment income decreased to $84.8 million in the quarter compared to $93.0 million in the quarter ended June 30, 1998. This decrease is primarily a result of lower yields in the current quarter compared with the comparative quarter. The investable asset base was relatively unchanged from the quarter ended June 30, 1998.

                       Net Realized Gains on Investments

                                                                  Three months
                                                                   ended June
                                                                       30
                                                                  -------------
                                                                   1999   1998
                                                                  ------  -----
                                                                      (in
                                                                   millions)
Fixed maturities and short-term investments...................... $(38.5) $ 1.9
Equity securities................................................   21.5   74.7
Financial futures and option contracts...........................   45.8    4.4
Other investments................................................    0.7    0.0
Currency.........................................................   (4.2) (11.6)
                                                                  ------  -----
                                                                  $ 25.3  $69.4
                                                                  ======  =====

   The Company's investment strategy takes a long-term view and the portfolio is actively managed to maximize total return within certain specific guidelines, which minimize risk. The portfolio is reported at fair value. The effect of market movements on the investment portfolio will directly impact net realized gains (losses) on investments when securities are sold. Changes in unrealized gains and losses, which result from the revaluation of securities held, are reported as a separate component of other comprehensive income.

   Sales proceeds for fixed maturity securities were generally lower than their amortized cost during the quarter, which resulted in net realized losses of $38.5 million being recognized on fixed maturities and short-term investments.

   Strong international equity markets resulted in net realized gains on sales of equity securities of $21.5 million in the third quarter of fiscal 1999. The sale of a portion of the non-U.S. dollar equity securities due to portfolio rebalancing contributed significantly to the net realized gains on sales of equity securities of $74.7 million in the third quarter of fiscal 1998.

   Certain of the Company's external managers of fixed income securities use fixed income futures contracts to manage duration exposure, and losses of $7.0 million were recognized on these during the quarter. However, exposure to strong domestic equity markets through the Company's equity index futures contracts generated net realized gains of $52.8 million during the quarter. Net realized gains on financial futures and option contracts in the third quarter of fiscal 1998 of $4.4 million were generated primarily by gains recognized on futures contracts.

   The company sold an investment during the quarter resulting in a gain of $0.7 million.

                                Combined Ratio

                                                                    Three months
                                                                     ended June
                                                                         30
                                                                    ------------
                                                                     1999  1998
                                                                    ------ -----
      Loss and loss expense ratio..................................  85.1% 59.3%
      Underwriting and administrative expense ratio................  24.2% 26.8%
                                                                    ------ -----
      Combined Ratio............................................... 109.3% 86.1%
                                                                    ====== =====

   The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, underwriting and administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting losses. Property catastrophe reinsurance companies generally expect to have overall lower combined ratios as compared with other reinsurance companies with long-tail exposures. However, property catastrophe loss experience is generally characterized by low frequency but high severity short-tail claims, which may result in significant volatility in results.

   Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserves for unpaid losses and loss expenses are adequate to cover the ultimate cost of losses and loss expenses incurred through June 30, 1999. Since such provisions are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts.

   The combined ratio for the current quarter increased to 109.3 percent compared to 86.1 percent for the quarter ended June 30, 1998. The increase in the combined ratio is due to the increase in the loss and loss expense ratio, which increased to 85.1 percent for the current quarter compared with 59.3 percent for the quarter ended June 30, 1998. During the quarter the insurance industry suffered two significant catastrophes, hailstorms in

Australia and tornadoes in the midwestern U.S. Tempest Re's net share of these losses was $55 million. Excluding the effect of these two significant catastrophes, the loss and loss expense ratio would have been 66.8 percent and the combined ratio would have been 91.0 percent. In addition, the financial lines contract recorded by ACE Bermuda during the current quarter was booked at a very high loss ratio. Excluding the effects of the two large catastrophe losses and the impact of the large financial lines contract, the loss and loss expense ratio would have been 55.3 percent and the combined ratio would have been 87.8 percent.

   The underwriting and administrative expense ratio decreased to 24.2 percent for the current quarter compared with 26.8 percent for the same quarter last year. The underwriting expense ratio decreased from 12.0 percent to 10.5 percent primarily due to the continuing change in the mix of premiums earned. The administrative expense ratio did not change significantly, declining from
14.8 percent in the quarter ended June 30, 1998 to 13.7 percent in the current quarter.

            Results of Operations--Nine Months ended June 30, 1999

                                                        Nine months
                                                       ended June 30   % Change
                                                      ---------------    from
                                                        1999    1998  Prior Year
                                                      -------- ------ ----------
                                                            (in millions)
Gross premiums written:
  ACE Bermuda........................................ $  426.7 $420.0    1.6%
  ACE Global Markets.................................    435.0  321.3   35.4%
  Tempest Re.........................................    169.9   91.1   86.5%
  ACE USA............................................    167.0   92.7   80.2%
                                                      -------- ------   ------
                                                      $1,198.6 $925.1   29.6%
                                                      ======== ======   ======
Net premiums written:
  ACE Bermuda........................................ $  326.4 $332.9   (2.0)%
  ACE Global Markets.................................    307.7  235.9   30.4%
  Tempest Re.........................................    164.7   86.5   90.4%
  ACE USA............................................     88.2   49.1   79.6%
                                                      -------- ------   ------
                                                      $  887.0 $704.4   25.9%
                                                      ======== ======   ======
Net premiums earned:
  ACE Bermuda........................................ $  351.5 $312.3   12.6%
  ACE Global Markets.................................    254.2  207.1   22.8%
  Tempest Re.........................................    125.9  105.1   19.7%
  ACE USA............................................     71.9   48.7   47.6%
                                                      -------- ------   ------
                                                      $  803.5 $673.2   19.4%
                                                      ======== ======   ======

   Gross premiums written increased by $273.5 million or 29.6 percent to $1.2 billion for the nine months ended June 30, 1999 compared to gross premiums written of $925.1 million for the nine months ended June 30, 1998. This increase was primarily the result of increased contributions from ACE Global Markets, Tempest Re and ACE USA. ACE Bermuda recorded an increase of 1.6 percent for the nine months ended June 30, 1999. ACE Bermuda's financial lines and excess property divisions, as well as the newer lines of business-- political risk and joint ventures showed increased premium levels but were offset by decreases in both the excess liability and the professional liability lines of business as they continue to face difficult markets. ACE Global Markets recorded an increase of $113.7 million or 35.4 percent for the current nine month period due to the Company's increased participation in the Lloyd's syndicates under management. ACE Global Markets continues to experience competitive conditions in the Lloyd's market due to excess capacity in the Lloyd's market. The combined Tempest Re and CAT operations recorded an increase in gross premiums written of $78.8 million or 86.5 percent for the nine months ended June 30, 1999 compared to the same period last year. The Company acquired CAT in April 1998 and therefore results for the comparative period include the results of CAT for three months compared to results for nine months for the current fiscal period. The property catastrophe market continues to be very competitive with the effects of the merger activity continuing. However, in certain areas market conditions appear to be firmer than in the recent past. Gross premiums written at ACE USA increased 80.2 percent to $167.0 million for the nine months ended June 30, 1999 compared with gross premiums written of $92.7 million for the same period last year. ACE USA was purchased by the Company in January 1998 and therefore results for the comparative period include the results of ACE USA for six months compared to results for nine months for the current fiscal period. The new divisions at ACE USA, in particular the warranty division, showed increased activity, as did the specialty and aviation divisions.

   Net premiums written increased by $182.6 million to $887.0 million for the nine month period ended June 30, 1999 compared to $704.4 million for the nine month period ended June 30, 1998, an increase of 25.9 percent. As with gross premiums written, the increase is due primarily to increases at ACE Global Markets, Tempest Re and ACE USA. Net premiums written by ACE Bermuda declined by 2.0 percent in the period compared to the same period last year, the result primarily of continuing declines in the net premiums written in the excess liability and the professional liability lines of business and the increased use of reinsurance during the period. The Company's increased participation in the Lloyd's syndicates managed by ACE Global Markets resulted in an increase in net premiums written for that segment of $71.8 million or 30.4 percent. The combined Tempest Re and CAT operations recorded an increase in net premiums written of $78.2 million or 90.4 percent for the nine months ended June 30, 1999 compared to the same period last year. The diversification strategy at ACE USA resulted in an increase in net premiums written of $39.1 million compared with the similar period last year. As discussed for gross premiums written, results for the comparative period include the results of CAT for three months and ACE USA for six months compared to results for nine months for the current fiscal period for both.

   Net premiums earned increased by $130.3 million to $803.5 million compared to $673.2 million last year, an increase of 19.4 percent. This increase is due primarily to an increase in net premiums earned from the Company's increased participation in the Lloyd's syndicates managed by ACE Global Markets and the increase in net premiums earned at ACE Bermuda. The financial lines division at ACE Bermuda contributed significantly to the increase due to the commutation of a financial lines contract and the writing of a significant contract during the period which both generated immediate one time earnings. In the second quarter of fiscal 1999, net premiums of $25 million were earned under the terms of the commutation and during the current quarter net premiums of $77 million were earned on the new financial lines contract. Both Tempest Re and ACE USA experienced increases in net premiums earned during the period as well, as discussed for both gross and net premiums written.

                             Net Investment Income

                                                         Nine months
                                                        ended June 30  % Change
                                                        -------------    from
                                                         1999   1998  Prior Year
                                                        ------ ------ ----------
                                                             (in millions)
      Net investment income............................ $256.4 $235.0    9.1%
                                                        ====== ======    ====

   Net investment income increased by $21.4 million in the current period, as compared with the similar period of fiscal 1998. The yield remained relatively unchanged during the nine months ended June 30, 1999 compared with the nine months ended June 30, 1998. Results for the comparative period include the results of CAT for three months and ACE USA for six months compared to results for nine months for the current fiscal period for both.

                       Net Realized Gains on Investments

                                                                 Nine months
                                                                ended June 30
                                                                ---------------
                                                                 1999     1998
                                                                -------  ------
                                                                (in millions)
      Fixed maturities and short-term investments.............. $ (17.1) $ 35.5
      Equity securities........................................    30.9   169.5
      Financial futures and option contracts...................   170.8    63.6
      Other....................................................    (6.6)     --
      Currency.................................................    (5.3)  (26.0)
                                                                -------  ------
                                                                $ 172.7  $242.6
                                                                =======  ======

   The Company's investment strategy takes a long-term view and the portfolio is actively managed to maximize total return within certain specific guidelines, which minimize risk. The portfolio is reported at fair value. The effect of market movements on the investment portfolio will directly impact net realized gains (losses) on investments when securities are sold. Changes in unrealized gains and losses, which result from the revaluation of securities held, are reported as a separate component of shareholders' equity.

   The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar holdings. The contracts used are not designated as specific hedges and therefore, realized and unrealized gains and losses recognized on these contracts are recorded as a component of net realized gains (losses) in the period in which the fluctuations occur, together with net foreign currency gains (losses) recognized when non-U.S. dollar securities are sold.

   Sales proceeds for fixed maturity securities were generally lower than their amortized cost during the period, primarily during the third quarter. This resulted in net realized losses of $17.1 million being recognized on fixed maturities and short-term investments during the nine months ended June 30, 1999 compared to net realized gains of $35.5 million for the same period last year.

   Positive returns in the equity markets contributed to net realized gains on the sale of equity securities of $30.9 million in the first nine months of fiscal 1999, compared with gains of $169.5 million for the same period last year. The liquidation of two domestic stock portfolios and the sale of a portion of the non-U.S. dollar equity securities contributed significantly to the net realized gains on sales of equity securities in the first nine months of fiscal 1998.

   Certain of the Company's external managers of fixed income securities use fixed income futures contracts to manage duration exposure, and losses of $20.2 million were recognized on these during the nine months ended June 30, 1999. Net realized gains generated by the Company's equity index futures contracts amounted to $191.0 million during the period. Total realized gains attributable to the financial futures and contracts amounted to $170.8 million, compared to $63.6 million in the nine-month period ended June 30, 1998.

   The Company sold private investments during the period, which resulted in net realized losses of $6.6 million.

                                Combined Ratio

                                                                     Nine months
                                                                     ended June
                                                                         30
                                                                     -----------
                                                                     1999  1998
                                                                     ----- -----
      Loss and loss expense ratio................................... 65.2% 59.2%
      Underwriting and administrative expense ratio................. 28.7% 24.0%
                                                                     ----- -----
      Combined Ratio................................................ 93.9% 83.2%
                                                                     ===== =====

   The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss and loss expense ratio, underwriting and administrative expense ratio and combined ratio. Each ratio is derived by dividing the relevant expense amounts by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the underwriting and the administrative expense ratio. A combined ratio under 100 percent indicates underwriting income and a combined ratio exceeding 100 percent indicates underwriting losses. Property catastrophe reinsurance companies generally expect to have overall lower combined ratios as compared with other reinsurance companies with long-tail exposures. However, property catastrophe loss experience is generally characterized by low frequency but high severity short-tail claims, which may result in significant volatility in results.

   Several aspects of the Company's operations, including the low frequency and high severity of losses in the high excess layers in certain lines of business in which the Company provides insurance and reinsurance, complicate the actuarial reserving techniques utilized by the Company. Management believes, however, that the Company's reserves for unpaid losses and loss expenses are adequate to cover the ultimate cost of losses and loss expenses incurred through June 30, 1999. Since such provisions are necessarily based on estimates, future developments may result in ultimate losses and loss expenses significantly greater or less than such amounts.

   The combined ratio for the nine months ended June 30, 1999 increased to
93.9 percent compared to 83.2 percent for the nine months ended June 30, 1998. Both the loss and loss expense ratio and the underwriting and administrative expense ratio increased during the current period compared to the same period last year. The loss and loss expense ratio increased to 65.2 percent for the nine months ended June 30, 1999, compared to 59.2 percent for the nine months ended June 30, 1998. The increase is due primarily to the increased loss activity experienced by Tempest Re during the current quarter. The insurance industry suffered two significant catastrophes, hailstorms in Australia and tornadoes in the midwestern U.S., during the period which adversely affected the loss and loss expense ratio of Tempest Re. ACE Bermuda also experienced an increase in its loss and loss expense ratio during the period. As previously noted, ACE Bermuda wrote a financial lines contract during the current quarter which was recorded at a very high loss ratio. Excluding the effects of the two large catastrophe losses and the impact of the large financial lines contract, the loss and loss expense ratio would have been 53.9 percent and the combined ratio would have been 85.7 percent.

   The underwriting and administrative expense ratio increased during the period to 28.7 percent from 24.0 percent recorded in the nine months ended June 30, 1998. The underwriting expense ratio remained relatively flat as the mix of earned premiums continued to change. The administrative expense ratio increased to 17.0 percent for the nine months ended June 30, 1999 from 11.9 percent recorded in the nine months ended June 30, 1998. This increase is partly due to the costs associated with the continued growth and diversification of the ACE Group. The Company has taken steps during fiscal 1999 to establish the ACE brand on a global basis through an integrated communications program. In addition, both ACE Global Markets and ACE USA generate higher underwriting and administrative expense ratios than the Company's Bermuda-based operations.

                        LIQUIDITY AND CAPITAL RESOURCES

   As a holding company, ACE's assets consist primarily of the stock of its subsidiaries as well as other investments. In addition to investment income, its cash flows currently depend primarily on dividends or other statutorily permissible payments from its Bermuda-based operating subsidiaries (the "Bermuda subsidiaries"). There are currently no legal restrictions on the payment of dividends from retained earnings by the Bermuda subsidiaries as the minimum statutory capital and surplus requirements are satisfied by the share capital and additional paid-in capital of each of the Bermuda subsidiaries. However, the payment of dividends or other statutorily permissible distributions by the Bermuda subsidiaries is subject to the need to maintain shareholder's equity at a level adequate to support the level of insurance and reinsurance operations. During the nine months ended June 30, 1999, ACE Bermuda and Tempest Re declared dividends of $950 million and $300 million, respectively. The majority of these funds were used to complete the CIGNA P&C Acquisition.

   The payment of any dividends from the Company's UK subsidiaries would be subject to applicable United Kingdom insurance law including those promulgated by the Society of Lloyd's. Under various U.S. insurance laws to which ACE US's insurance subsidiaries are subject, ACE US's insurance subsidiaries may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement, without prior regulatory approval. No dividends were received from ACE US or ACE Global Markets during fiscal 1998 or during the first nine months of fiscal 1999 and the Company does not anticipate receiving dividends from ACE US or ACE Global Markets during the remainder of fiscal 1999.

   The Company's consolidated sources of funds consist primarily of net premiums written, investment income, and proceeds from sales and maturities of investments. Funds are used primarily to pay claims, operating expenses and dividends and for the purchase of investments.

   The Company's insurance and reinsurance operations provide liquidity in that premiums are normally received substantially in advance of the time claims are paid. For the nine months ended June 30, 1999, the Company's consolidated net cash flow from operating activities was $(0.3) million, compared with $288.6 million for the nine months ended June 30, 1998. Cash flows are affected by claim payments, which due to the nature of the Company's operations, may comprise large loss payments on a limited number of claims and therefore can fluctuate significantly from year to year. The irregular timing of these loss payments, for which the source of cash can be from operations, available net credit facilities or routine sales of investments, can create significant variations in cash flows from operations between periods. For the nine month periods ended June 30, 1999 and 1998, net loss and loss expense payments amounted to $758.4 million (of which $240 million related to breast implant payments--see below) and $365.6 million respectively. Net loss and loss expense payments amounted to $583.8 million, $421.9 million and $115.0 million in fiscal 1998, 1997 and 1996, respectively, of which approximately $250 million and $120 million in fiscal 1998 and 1997, respectively, related to breast implant payments.

   A number of the Company's insureds have given notice of claims relating to breast implants or related components or raw material thereof that had been produced and/or sold by such insureds. The Company has made payments to date of approximately $610 million with respect to breast implant claims, which include payments of $240 million made during the nine months ended June 30, 1999. These payments are made pursuant to agreements reached with most of the Company's significant breast implant insureds. Those agreements have the effect of limiting the Company's exposure to breast implant claims related to those insureds to amounts which were anticipated in the Company's loss reserves. Although uncertainties concerning the ultimate amount of the Company's financial exposure to breast implant claims continue to exist, the Company believes that the possibility of a material financial impact in the future as a result of breast implant claims is unlikely.

   The Company maintains loss reserves for the estimated unpaid ultimate liability for losses and loss expenses under the terms of its policies and agreements. The reserve for unpaid losses and loss expenses of $3.8 billion at June 30, 1999 includes $1.7 billion of case and loss expense reserves. While the Company believes that its reserve for unpaid losses and loss expenses at June 30, 1999 is adequate, future developments may result in ultimate losses and loss expenses significantly greater or less than the reserve provided.

   At June 30, 1999, total investments and cash amounted to approximately $6.6 billion, compared to $6.2 billion at September 30, 1998. The Company's investment portfolio is structured to provide a high level of liquidity to meet insurance related or other obligations. The consolidated investment portfolio is externally managed by independent professional investment managers and is invested in high quality investment grade marketable fixed income and equity securities, the majority of which trade in active, liquid markets. The Company believes that its cash balances, cash flow from operations, routine sales of investments and the liquidity provided by its credit facilities (discussed below) are adequate to allow the Company to pay claims within the time periods required under its policies.

   In December 1997, the Company arranged certain syndicated credit facilities. J.P. Morgan Securities, Inc. and Mellon Bank N.A. acted as co-arrangers in the arranging, structuring and syndication of these facilities.

During fiscal 1999 each of the facilities under this arrangement have been replaced as discussed below. The facilities provided:

  . A $200 million 364 day revolving credit facility and a $200 million five year revolving credit facility which together made up a combined $400 million committed, unsecured syndicated revolving credit facility. The five-year revolving credit facility had a $150 million letter of credit ("LOC") sub-limit. A new multi-year liquidity facility has been arranged as an additional part of the new syndicated credit facilities discussed below.

  . A syndicated fully secured five year LOC facility totaling approximately
    (pound)154 million ($262 million) which was used to fulfill the requirements of Lloyd's to support underwriting capacity on Lloyd's syndicates in which the Company participates. As discussed below, this facility was replaced on November 27, 1998.

  . A syndicated $250 million seven year amortizing term loan facility, which was used on January 2, 1998 to partially finance the acquisition of ACE USA. The interest rate on the term loan was LIBOR plus an applicable spread. As discussed below, this term loan was refinanced on October 27, 1998.

   On October 27, 1998, ACE US Holdings, Inc. ("ACE US") refinanced the outstanding $250 million term loan with the proceeds from the issuance of $250 million in aggregate principal amount of unsecured senior notes maturing in October 2008. Interest payments, based on the initial fixed rate coupon on these notes of 8.63 percent, are due semi-annually in arrears. Total interest expense to be recorded by ACE US will initially be $23.3 million per year. The indenture related to these notes includes certain events of default for ACE US. The senior notes are callable subject to certain call premiums, however, ACE US has no current intention of calling the debt. Simultaneously, the Company entered into a notional $250 million swap transaction that has the economic effect of reducing the cost of debt to the consolidated group, excluding fees and expenses, to 6.47 percent for 10 years. Certain assets totaling approximately $90 million are pledged as collateral in connection with the swap transaction. In the event that the Company terminates the swap prematurely, the Company would be liable for certain transaction costs. However, the Company has no current intention of terminating the swap. The swap counter-party is a major financial institution with a long-term S&P Senior Debt Rating of AA- and the Company does not anticipate non-performance.

   On November 27, 1998, the Company arranged a syndicated partially secured five year LOC facility in the amount of (pound)270 million (approximately $450 million) to fulfill the requirements of Lloyd's for the 1999 year of account. This facility was arranged by Citibank N.A., with ING Barings and Barclays Bank PLC acting as co-arrangers, and replaced the facility arranged in December 1997. This LOC facility requires that the Company and/or certain of its subsidiaries continue to maintain certain covenants, including a minimum consolidated tangible net worth covenant and a maximum leverage covenant. On June 30, 1999, certain terms of this LOC facility were renegotiated and the facility is now unsecured.

   As previously noted, on July 2, 1999, the Company completed the CIGNA P&C Acquisition for $3.45 billion in cash. The Company financed the transaction as follows:

  (a) $1.025 billion of available cash;

  (b) $400 million from a hybrid trust preferred security. The interest rate on this security is LIBOR plus 125 basis points. ACE simultaneously entered into an agreement relating to the future issuance of $400 million of ACE ordinary shares in a public offering at anytime in the next three years;

  (c) and the remainder with commercial paper issuance with a current annualized cost of 5.3 percent. The commercial paper offerings are backed by line of credit facilities, which were arranged in connection with the CIGNA P&C Acquisition.

   Ultimately, it is anticipated the commercial paper noted in (c) above will be replaced with a combination of newly issued ACE ordinary shares, senior debt and trust preferred securities at the time when ACE considers market conditions to be most favorable for issuance. The Company and certain of its subsidiaries and related trusts have an effective shelf registration statement covering up to $4 billion of equity and debt securities that may be issued from time to time.

   In June 1999, the Company arranged certain syndicated credit facilities. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. acted as lead arranger and co-arranger respectively and assisted in the arranging, structuring and syndication of these credit facilities. Each facility requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. The facilities provide:

  . A $750 million 364-day revolving credit facility with ACE Limited, ACE
    Bermuda Insurance Ltd, Tempest Reinsurance Company Limited and ACE INA Holdings Inc. as borrowers and guarantors. The initial purpose of this facility is to provide interim financing for the CIGNA P&C Acquisition. However, after certain conditions are met, up to $500 million of this facility will remain in place for general corporate purposes.

  . A $250 million five-year revolving credit facility with ACE Limited, ACE
    Bermuda Insurance Ltd, Tempest Reinsurance Company Limited and ACE INA Holdings Inc. as borrowers and guarantors. This facility is for general corporate purposes and has a letter of credit sub-limit of $250 million.

  . A $2.05 billion 364-day revolving credit facility with a one-year term out option with ACE INA Holdings Inc. as borrower and ACE Limited, ACE Bermuda Insurance Ltd and Tempest Reinsurance Company Limited as guarantors. This facility was arranged to provide interim financing for the CIGNA P&C Acquisition.

   In June 1999, the Company arranged certain commercial paper programs for ACE Limited and ACE INA Holdings Inc. The programs use the above 364-day facilities as recourse facilities and provide for up to $750 million in commercial paper issuance for ACE Limited and up to $2.05 billion in commercial paper issuance for ACE INA Holdings Inc. On July 2, 1999, $425 million and $1.65 billion were drawn down under these programs by ACE Limited and ACE INA Holdings Inc. respectively to partially finance the CIGNA P&C Acquisition.

   In June 1999, ACE INA Holdings Inc. arranged a short-term money market facility in the amount of $225 million for general corporate purposes. This facility is guaranteed by the Company and/or certain of its subsidiaries and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a consolidated tangible net worth covenant and a maximum leverage covenant. In July 1999, a portion of the facility was used to finance certain liabilities of ACE INA Holdings Inc. subsidiaries.

   Tempest Re also maintains an uncollateralized, syndicated revolving credit facility in the amount of $72.5 million. At June 30, 1999, no amounts have been drawn down under this facility. The facility requires that Tempest Re comply with specific covenants. ACE Limited added its guarantee to this facility in June 1999.

   As discussed above, ACE has agreed to acquire Capital Re in a merger pursuant to which ACE will issue 0.6 ordinary shares of ACE for each share of common stock of Capital Re at closing, subject to a maximum value to Capital Re shareholders of $22 per share. It is anticipated that the transaction will be completed during the second half of calendar 1999, subject to customary closing conditions, including approval of the merger by Capital Re's shareholders and receipt of necessary regulatory approvals.

   The use of $1.025 billion of available cash from the Bermuda companies' investment portfolios will result in reduced investment income from the Bermuda operations. It is anticipated that the commercial paper issued by the Company, which may be rolled over from time to time, could ultimately be repaid with proceeds from the issuance of the ACE ordinary shares, or from internal funds or from proceeds of the senior debt and trust preferred securities when issued. The interest on both the senior debt and the trust preferred securities, which were issued by ACE INA will be tax deductible.

   The majority of markets in which the Company currently operates are experiencing softness in pricing and expanding coverage terms. This results in reduced premium volumes and to some extent increases in the combined ratios. The Company continues to maintain its underwriting discipline in these markets and focus on profitable underwriting. This underwriting discipline together with the Company's increased use of reinsurance may result in lower underwriting and operating income for the Company's current books of business if the current insurance market environment remains unchanged. The Company anticipates that the impact of this situation, if unchanged, will be lower operating income than the level otherwise expected from our current books of business for the remainder of fiscal 1999 and fiscal 2000.

   On October 16, 1998, January 15, 1999, and April 16, 1999, the Company paid quarterly dividends of 9 cents per share to shareholders of record on September 30, 1998, December 15, 1998 and March 31, 1999. On July 16, 1999, the Company paid a quarterly dividend of 11 cents per share to shareholders of record on June 30, 1999. On August 6, 1999, the Board of Directors declared a quarterly dividend of 11 cents per share payable on October 15, 1999 to shareholders of record on September 30, 1999. The declaration and payment of future dividends is at the discretion of the Board of Directors and will be dependent upon the profits and financial requirements of the Company and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant.

   Fully diluted net asset value per share was $20.24 at June 30, 1999, compared with $19.14 at September 30, 1998.

   The Company's financial condition, results of operations and cash flows are influenced by both internal and external forces. Claims settlements, premium levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the settlement of the Company's liability for that loss. The liquidity of its investment portfolio, cash flows and the credit facilities are, in management's opinion, adequate to meet the Company's expected cash requirements.

                         IMPACT OF THE YEAR 2000 ISSUE

General

   The management of ACE Limited, recognizing that the Year 2000 problem, if left untreated, could have a material adverse effect on the Company's business, results of operations or financial condition, has in progress a project to address this issue. It is the expectation of ACE's management that this project will reduce the impact of the Year 2000 problem to an immaterial level, although not all risks can be eliminated.

   The Year 2000 problem stems from the inability, in some cases, of computer programs and embedded microchips to correctly process certain data. The problem is most evident because dates that fall in the year 2000 and in later years may not be properly distinguished from those which fell in the corresponding years of the present century.

   Although all ACE Group companies had individually taken steps earlier towards alleviating the Year 2000 problem, a formal group-wide project was established in March 1998. At that time, a "Group Year 2000 coordinator" was appointed for the ACE Group and an executive steering committee was formed to oversee the project. This committee meets on a monthly basis to review progress and take corrective action if necessary. In each of the ACE subsidiary companies, a senior member of the management has been appointed as Year 2000 coordinator. Each Year 2000 coordinator has responsibility for that part of the Year 2000 plan relevant to its company. A detailed quarterly report on the status of the Year 2000 project is delivered to the audit committee of the Board of Directors.

   A consultant who is an experienced project manager has been retained to assist the Year 2000 coordinator. In addition, certain subsidiaries have engaged external consultants to assist in monitoring their plans.

   The Company's Year 2000 project is divided into four sections:
Underwriting; Information Technology; Trading Partners; and Physical Plant. The project is generally on schedule, though some components have been finished earlier than expected and some are taking more time than originally estimated. The company expects that the project will be substantially complete by September 30, 1999. Certain activities, notably the monitoring of trading partners and the continuation of prudent underwriting, will continue until December 31, 1999 and beyond.

 Underwriting

   Underwriting teams within each ACE Group subsidiary have considered the risks with respect to the Year 2000 problem that might be associated with underwriting their various lines of business and have developed internal guidelines which seek to minimize these risks. Compliance with these guidelines is the subject of internal audits and/or peer reviews. These guidelines are under regular review. In some cases, exclusionary language has been added to policies and in all cases there is a requirement for underwriters to consider information about our clients and potential clients that is relevant to the Year 2000 problem and, based on this, to underwrite risks prudently or to decline them.

 Information Technology

   Each ACE subsidiary has a plan intended to ensure that all information technology components such as hardware, software and network equipment that will be in use in the Year 2000 (and beyond) for use by any business-critical function will not suffer from the Year 2000 problem. Inventories have been prepared of all such components, and appropriate action decided.

   Most application software (such as insurance processing and accounting systems) which is in use within the ACE Group has been supplied as packages (often tailored to meet ACE's needs) from various vendors. Almost all application software packages have already been replaced with Year 2000 compliant versions. Testing of these is complete in almost all cases and is either in progress or scheduled for a very small residual number. At the end of 1998, all ACE Group companies were running Year 2000 compliant versions of most of the IT systems that are critical to the business. The replacement or remedy of the remaining critical systems and some residual testing continued during the first and second quarters of calendar year 1999 and is now substantially complete. One subsidiary (ACE USA) has one critical business area for which a Year 2000 compliant replacement system was originally scheduled to go live in August 1999. However, as a result of the CIGNA P&C Acquisition by ACE INA, this project has been altered such that the legacy system will be made Year 2000 compliant and reinstalled by October 1999. The remedied system will then be replaced sometime next year by a new system which is currently under development at ACE INA. A contingency plan exists for this business area should the remedied system be delayed or ineffective.

   Testing of hardware and network components is virtually complete, although a few minor items remain outstanding. Testing of other software, such as operating systems and PC desktop applications is almost complete, though in a few cases the Company is relying on assurances from established software manufacturers that their systems will operate correctly.

 Trading Partners and Physical Plant

   The trading partners' section of the project focuses on Year 2000 issues relating to the Company's trading partners. Examples of the Company's trading partners are: insurance brokers, banks, reinsurance companies, vendors and service providers in information technology and general suppliers.

   The physical plant section of the project focuses on items such as elevators, fire suppression systems, security systems, building management systems (which may control air-conditioning, heating and lighting systems) which may be controlled by software programs or embedded chips, and may thus fail or act unpredictably in, or after the year 2000. Furthermore, supply of electrical power and telecommunications services are considered here.

   All material trading partners and those vendors and service providers connected with physical plant have been inventoried and questionnaires sent to them soliciting information about their Year 2000 readiness. Responses have now been provided in almost all cases, ACE has assessed those responses that have been forthcoming. Most of these responses appear to give evidence of satisfactory progress and a few do not. In those cases where additional follow-up fails to provide satisfactory responses, contingency plans are now being drawn up to minimize the effect of potential failure of a trading partner.

 The CIGNA P&C Acquisition

   The Year 2000 projects of ACE INA and its subsidiaries have been reviewed and found to be substantially complete, although some work remains to be done, notably in the area of testing computer interfaces with external parties. Initial review was undertaken as part of ACE's due diligence process prior to signing an agreement with CIGNA, and further reviews have been conducted since then. ACE INA and ACE USA's Year 2000 projects are now in the process of being merged--notably the contingency planning efforts which are the main outstanding components.

 Costs

   The total cost of the Year 2000 project is not expected to be material to the Company's financial position. The total estimated cost is approximately $4 million. Total expenditure to date on the whole project is approximately $1.5 million. These costs do not include expenditure relating to Year 2000 projects within those parts of ACE INA.

 Risks

   It is not feasible to assign probabilities to many of the events associated with the Year 2000. The arrival of January 1, 2000 presents novel problems about which there is no body of evidence upon which to base statistical predictions. Furthermore, world infrastructure in areas such as telecommunications, banking, law enforcement, energy production and distribution, manufacturing, transportation and government and military systems are inextricably linked in such a manner that a small failure in one area could produce large and unexpected effects in others. Each business has a dependence upon its customers and suppliers and through them (or directly) upon many or all of the infrastructural areas noted above.

   ACE management believes that the risks associated with its own information technology project component are small. For reasons noted above, it is impossible to quantify all risks associated with trading partners and physical plant. The Company's management believes that the greatest risk for the Company lies in the possibility of unpredictable events affecting insureds producing a number of claims (valid or otherwise) which, if valid and covered by ACE's insurance policies, are expensive to pay, or if not valid, expensive in defense litigation costs.

   The Company is in the process of preparing contingency plans to address various identified risks associated with the Year 2000. These plans were substantially complete by July 31, 1999, but will continue to be updated and refined throughout the remainder of 1999.

                                  ACE LIMITED

                          PART II--OTHER INFORMATION

ITEM 5. OTHER INFORMATION

  1) On May 7, 1999, the Company declared a dividend of one preference share purchase Right for each outstanding Ordinary Share to shareholders of record on June 1, 1999.

  2) On August 6, 1999, the Company declared a dividend of $0.11 per Ordinary Share payable on October 15, 1999 to shareholders of record on September 30, 1999.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

  1) Exhibits

     10.1*     Second Amendment of the ACE Limited 1995 Outside Directors Plan
     10.2*     Third Amendment of the ACE Limited 1995 Outside Directors Plan
     27        Financial Data Schedule

--------
  *Management Contract or Compensation Plan

   2) Reports on Form 8-K

     The Company filed a Form 8-K current report (date of earliest event reported: May 7, 1999) pertaining to its adoption of the ACE Limited Shareholder Rights Plan.

     The Company filed a Form 8-K current report (date of earliest event reported: May 19, 1999) pertaining to its agreement to acquire the U.S. domestic and international property and casualty insurance businesses of CIGNA Corporation.

     The Company filed a Form 8-K current report (date of earliest event reported: July 2, 1999) pertaining to the completion of the acquisition of the U.S. domestic and international property and casualty insurance businesses of CIGNA Corporation, the issuance of trust preferred securities and the change in fiscal year-end.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ACE Limited

                                                 /s/ Brian Duperreault
                                          -------------------------------------
                                                    Brian Duperreault
                                              Chairman, President and Chief
                                                    Executive Officer

August 13, 1999

                                                    /s/ Robert Blee
                                          -------------------------------------
                                                       Robert Blee
                                                Chief Accounting Officer

August 13, 1999

                                                                      Appendix D



                                --------------

                        Audited Financial Statements of
               CIGNA Corporation Property and Casualty Businesses

                                --------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of CIGNA Corporation

  In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income and changes in invested equity and cash flows present fairly, in all material respects, the financial position of the CIGNA Corporation property and casualty businesses (the Business) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Business's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Philadelphia, Pennsylvania
April 2, 1999

               CIGNA CORPORATION PROPERTY AND CASUALTY BUSINESSES

                         COMBINED STATEMENTS OF INCOME

                                                          For the Years Ended
                                                              December 31,
                                                          ---------------------
                                                           1998    1997   1996
                                                          ------  ------ ------
                                                             (In millions)
Revenues
  Premiums and fees...................................... $2,957  $3,154 $3,417
  Net investment income..................................    590     647    688
  Other revenues.........................................    282     286    228
  Realized investment gains..............................     22      75     39
                                                          ------  ------ ------
    Total revenues.......................................  3,851   4,162  4,372
                                                          ------  ------ ------
Losses and expenses
  Losses and settlement expenses.........................  2,247   2,220  2,466
  Policy acquisition expenses............................    753     789    859
  Other operating expenses...............................    747     779    721
                                                          ------  ------ ------
    Total losses and expenses............................  3,747   3,788  4,046
                                                          ------  ------ ------
Income before income taxes...............................    104     374    326
                                                          ------  ------ ------
Income taxes (benefits):
  Current................................................    (14)     15     98
  Deferred...............................................     44     117      5
                                                          ------  ------ ------
    Total taxes..........................................     30     132    103
                                                          ------  ------ ------
Net income............................................... $   74  $  242 $  223
                                                          ======  ====== ======




    The Notes to Combined Financial Statements are an integral part of these statements.

               CIGNA CORPORATION PROPERTY AND CASUALTY BUSINESSES

                            COMBINED BALANCE SHEETS

                                                              As of December
                                                                    31,
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
                                                               (In millions)
ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost, $7,951;
   $8,319)....................................................$.8,364. $ 8,700
  Equity securities, at fair value (cost, $497; $347)...........  566      394
  Other long-term investments................................      35      101
  Short-term investments.....................................      66       75
                                                              -------  -------
    Total investments........................................   9,031    9,270
Cash and cash equivalents....................................   1,042      793
Accrued investment income....................................     152      162
Premiums receivable..........................................   1,725    1,888
Accounts and notes receivable................................     618      536
Receivables from affiliates..................................     102      163
Reinsurance recoverables.....................................   6,470    6,386
Deferred policy acquisition costs............................     339      329
Property and equipment.......................................     237      236
Deferred income taxes........................................     957    1,033
Goodwill.....................................................     405      443
Other assets.................................................     793      601
                                                              -------  -------
    Total assets............................................. $21,871  $21,840
                                                              =======  =======
LIABILITIES
Unpaid claims and claim expenses............................. $14,836  $15,136
Unearned premiums............................................   1,401    1,318
Contractholder deposit funds.................................     257      234
                                                              -------  -------
    Total insurance and contractholder liabilities...........  16,494   16,688
Accounts payable, accrued expenses and other liabilities.....   2,884    2,751
Payables to affiliates.......................................     473      233
Current income taxes.........................................      29      131
                                                              -------  -------
    Total liabilities........................................  19,880   19,803
                                                              -------  -------
CONTINGENCIES--NOTE 15
INVESTED EQUITY
Net unrealized appreciation, fixed maturities................     273      251
Net unrealized appreciation, equity securities...............      72       45
Net translation of foreign currencies........................    (123)    (128)
                                                              -------  -------
Accumulated other comprehensive income.......................     222      168
Other invested equity........................................   1,769    1,869
                                                              -------  -------
    Total invested equity....................................   1,991    2,037
                                                              -------  -------
    Total liabilities and invested equity.................... $21,871  $21,840
                                                              =======  =======

    The Notes to Combined Financial Statements are an integral part of these statements.

               CIGNA CORPORATION PROPERTY AND CASUALTY BUSINESSES

                COMBINED STATEMENTS OF COMPREHENSIVE INCOME AND
                           CHANGES IN INVESTED EQUITY
                                 (In millions)

                                      For the years ended December 31,
                             --------------------------------------------------
                                   1998             1997             1996
                             ---------------- ---------------- ----------------
                             Compre-          Compre-          Compre-
                             hensive Invested hensive Invested hensive Invested
                             Income   Equity  Income   Equity  Income   Equity
                             ------- -------- ------- -------- ------- --------
Accumulated other
 comprehensive income,
 beginning of year.........           $  168           $  183           $  329
Net unrealized appreciation
 (depreciation)--fixed
 maturities................   $ 22        22   $ 57        57   $(161)    (161)
Net unrealized appreciation
 (depreciation)--equity
 securities................     27        27    (2)       (2)      12       12
                              ----             ----             -----
Net unrealized appreciation
 (depreciation) on
 investments...............     49               55              (149)
Net translation of foreign
 currencies................      5         5    (70)      (70)      3        3
                              ----             ----             -----
Other comprehensive income
 (loss)....................     54              (15)             (146)
Accumulated other
 comprehensive income, end
 of year...................              222              168              183
                              ----    ------   ----    ------   -----   ------
Other invested equity,
 beginning of year                     1,869            1,807            1,228
Net income.................     74        74    242       242     223      223
Net capital contributions
 (to) from affiliates......             (174)            (180)             356
                              ----    ------   ----    ------   -----   ------
Other invested equity, end
 of year...................            1,769            1,869            1,807
                              ----    ------   ----    ------   -----   ------
Total comprehensive income
 and invested equity.......   $128    $1,991   $227    $2,037   $  77   $1,990
                              ====    ======   ====    ======   =====   ======


    The Notes to Combined Financial Statements are an integral part of these statements.

               CIGNA CORPORATION PROPERTY AND CASUALTY BUSINESSES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                       For the years ended
                                                          December 31,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
                                                          (In millions)
Cash flows from operating activities
  Net income........................................ $    74  $   242  $   223
  Adjustments to reconcile net income to net cash
   used in operating activities:
    Insurance liabilities...........................    (234)  (1,341)    (677)
    Reinsurance recoverables........................     (80)     567      (60)
    Premiums, accounts, and notes receivable........      94       82      (62)
    Deferred policy acquisition costs...............      (6)     (7)        2
    Accounts payable, accrued expenses, other
     liabilities....................................
     and current income taxes.......................     (76)      34      409
    Affiliate transactions..........................      11      (29)      23
    Deferred income taxes...........................      44      117        5
    Realized investment gains.......................     (22)     (75)     (39)
    Depreciation and goodwill amortization..........      79       57       83
    Other, net......................................    (175)      97       87
                                                     -------  -------  -------
      Net cash used in operating activities.........    (291)    (256)     (6)
                                                     -------  -------  -------
Cash flows from investing activities
  Proceeds from investments sold:
    Fixed maturities................................   3,381    3,940    4,198
    Equity securities...............................     302      222      214
    Other (primarily short-term investments)........     756    1,468      900
  Investment maturities and repayments (primarily
   fixed maturities)................................     802      823      914
  Investments purchased:
    Fixed maturities................................  (3,664)  (4,221)  (5,146)
    Equity securities...............................    (450)    (309)    (204)
    Other (primarily short-term investments)........    (676)  (1,279)  (1,091)
  Other, net........................................     (30)     (37)     (54)
                                                     -------  -------  -------
      Net cash provided by (used in) investing
       activities...................................     421      607     (269)
                                                     -------  -------  -------
Cash flows from financing activities
  Net change in contractholder deposit funds........      14      (19)     (32)
  Net change in loans payable to affiliates.........     277     (169)     (33)
  Net capital contributions (to) from affiliates....    (173)    (179)     214
                                                     -------  -------  -------
      Net cash provided by (used in) financing
       activities...................................     118     (367)     149
                                                     -------  -------  -------
Effect of foreign currency rate changes on cash and
 cash equivalents...................................       1      (46)     (11)
                                                     -------  -------  -------
Net increase (decrease) in cash and cash
 equivalent.........................................     249      (62)    (137)
Cash and cash equivalents, beginning of year........     793      855      992
                                                     -------  -------  -------
Cash and cash equivalents, end of year.............. $ 1,042  $   793  $   855
                                                     =======  =======  =======
Supplemental Disclosure of Cash Information:........
  Income taxes paid (refunds received).............. $    87  $    93  $  (315)
  Interest paid..................................... $    12  $    10  $    11

    The Notes to Combined Financial Statements are an integral part of these statements.

               CIGNA CORPORATION PROPERTY AND CASUALTY BUSINESSES

                               DECEMBER 31, 1998

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS

  The property and casualty businesses of CIGNA Corporation (CIGNA) consist of CIGNA's international and domestic property and casualty insurance operations, as structured for sale to ACE Limited (see below) (the Business). These operations include INA Corporation, which is an indirect, wholly-owned subsidiary of CIGNA. These operations also include INA Financial Corporation (INAFC) and its subsidiaries and CIGNA International Holdings, Ltd. (CIH) and certain of its subsidiaries, as well as certain other assets and liabilities. INAFC and CIH are wholly-owned subsidiaries of INA Corporation. The Business provides property and casualty insurance and related services for customers in international markets, primarily Europe, the Pacific region, Canada and Latin America, and in the United States. In international markets, the Business provides fire, other property, casualty, accident and health, marine and other specialty lines. In the domestic market, principal product lines include workers' compensation, commercial packages, casualty (including commercial automobile and general liability), property and marine and aviation. The Business includes both ongoing and run-off operations (see Note 11).

  Under an acquisition agreement dated January 11, 1999 (the Acquisition Agreement), CIGNA agreed to sell the Business to ACE Limited (ACE), a Bermuda-based international property and casualty insurer, for cash proceeds of $3.45 billion. The sale, which is subject to U.S. and international regulatory approval and other conditions to closing, is expected to be completed by mid-1999. The assets and liabilities to be transferred to ACE at the time of the sale will not include certain amounts to be retained, paid or forgiven by CIGNA under the terms of the Acquisition Agreement. These assets and liabilities comprise certain amounts payable to affiliates, certain pension and other postretirement and postemployment benefit liabilities, fixed assets and net lease liabilities.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A) Basis of Presentation: The combined financial statements reflect the assets, liabilities and results of operations of the Business to be sold to ACE in accordance with the Acquisition Agreement. Under the terms of the Acquisition Agreement, as more fully described in Note 1, certain assets and liabilities of the Business will be retained, paid or forgiven by CIGNA at the time of the sale. These balances and related expenses are included in these financial statements. For certain constituent companies of the Business, the Acquisition Agreement provides that a portion of the assets and liabilities will be sold to ACE, with the remainder to be retained by CIGNA. These assets and liabilities to be sold are included in these combined financial statements by specific identification or allocation of equity on the basis of premiums written or surplus requirements.
  These financial statements have been prepared in conformity with generally accepted accounting principles as though the Business had been operating as a separate entity throughout the periods presented, and reflect management's estimates and assumptions, such as those regarding frequency and severity of claims and loss emergence patterns, that affect the recorded amounts. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables and the deferred tax asset valuation allowance are discussed throughout the Notes to Combined Financial Statements. See Note 14 for information regarding general and administrative expenses. Adjustments have been made to eliminate material transactions among the combined entities.
  B) Recent Accounting Pronouncements: The Business adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," as of December 31, 1998. See Notes 11 and 13 for segment and related information.

  In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value. Changes in fair value are recognized in net income or, for derivatives which are hedging market risk related to future cash flows, in the accumulated other comprehensive income section of invested equity. Implementation is required by the first quarter of 2000, with the cumulative effect of adoption reflected in net income and accumulated other comprehensive income, as appropriate. The Business has not determined the effect or timing of implementation of this pronouncement.

  The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," in 1997. SOP 97-3 provides guidance on the recognition and measurement of liabilities for guaranty fund and other insurance-related assessments. Implementation is required by the first quarter of 1999, with the cumulative effect of adopting the SOP reflected in income in the year of adoption. The estimated reduction of net income from implementation of this pronouncement is expected to be approximately $85 million.

  In 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 specifies the types of costs that must be capitalized and amortized over the software's expected useful life and the types of costs that must be immediately recognized as expense. Implementation of this pronouncement is required by the first quarter of 1999 and is not expected to have a material effect on the Business's results of operations, liquidity or financial condition.

  In 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." SOP 98-7 provides guidance on the deposit method of accounting for insurance and reinsurance contracts that do not transfer insurance risk. Implementation is required by the first quarter of 2000, with the cumulative effect of adopting the SOP reflected in net income in the year of adoption. The Business has not determined the effect or timing of implementation of this pronouncement.

  C) Financial Instruments: In the normal course of business, the Business enters into transactions involving various types of financial instruments, including investments such as fixed maturities and equity securities and off-balance-sheet financial instruments such as investment commitments and financial guarantees. These instruments are subject to risk of loss due to interest rate and market fluctuations and most have credit risk. The Business evaluates and monitors each financial instrument individually and, where appropriate, uses certain derivative instruments or obtains collateral or other forms of security to minimize risk of loss.

  Financial instruments subject to fair value disclosure requirements (insurance contracts, goodwill and taxes are excluded) are carried in the financial statements at amounts that approximate fair value, except for contractholder deposit funds (non-insurance products). For these financial instruments, the fair value was not materially different from the carrying amount as of December 31, 1998 and 1997. Fair values of off-balance-sheet financial instruments as of December 31, 1998 and 1997 were not material. Fair values for financial instruments are estimates that, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments with comparable terms and credit quality. The fair value of liabilities for contractholder deposit funds was estimated using the amount payable on demand.

  D) Investments: Investments in fixed maturities, which are classified as available for sale and carried at fair value, include bonds; asset-backed securities, including collateralized mortgage obligations (CMOs); and redeemable preferred stocks. Fixed maturities are considered impaired and written down to fair value when a decline in value is considered to be other than temporary.

  Fixed maturities that are delinquent or restructured to modify basic financial terms, typically to reduce the interest rate and, in certain cases, extend the term, are placed on non-accrual status. Net investment income on such investments is recognized only when payment is received.

  Equity securities and short-term investments are classified as available-for-sale. Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value. Short-term investments are carried at fair value, which approximates cost.

  Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves. Realized investment gains and losses are based upon specific identification of the investment assets.

  Unrealized investment gains and losses for investments carried at fair value are included in invested equity, net of deferred income taxes.

  See Note 3 (E) for a discussion of the Business's accounting policies for derivative financial instruments.

  E) Cash and Cash Equivalents: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

  F) Reinsurance Recoverables: Reinsurance recoverables are estimates of amounts to be received from reinsurers. Allowances are established for amounts estimated to be uncollectible.

  G) Deferred Policy Acquisition Costs: Acquisition costs consist of commissions, premium taxes, direct marketing and other costs, which vary with and are primarily related to the production of revenues. Acquisition costs are deferred and amortized over the terms of the insurance policies, except for direct marketing costs which are amortized over a period of three years. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed.

  H) Property and Equipment: Property and equipment are carried at cost less accumulated depreciation. When applicable, cost includes interest and real estate taxes incurred during construction and other construction-related costs. Depreciation is calculated principally on the straight-line method based on the estimated useful lives of the assets. Accumulated depreciation was $416 million and $399 million at December 31, 1998 and 1997, respectively.

  I) Other Assets: Other assets consists of various insurance-related assets, principally ceded unearned premiums and reinsurance deposits.

  J) Goodwill: Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Goodwill is amortized over periods of up to 40 years. Goodwill is written down when not recoverable based on analysis of historical and estimated future income or undiscounted estimated cash flows of the related businesses. Amortization periods are revised if it is estimated that the remaining period of benefit of the goodwill has changed. Accumulated amortization was $918 million and $881 million at December 31, 1998 and 1997, respectively.

  K) Unpaid Claims and Claim Expenses: Liabilities for unpaid claims and claim expenses are estimates of payments to be made on reported claims and incurred but not reported claims on property and casualty insurance. Estimated amounts of salvage and subrogation are deducted from the liability for unpaid claims.

  L) Unearned Premiums: Premiums are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

  M) Other Liabilities: Other liabilities consists principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and the present value of obligations related to a closed book of reinsurance business acquired in 1984.

  N) Translation of Foreign Currencies: Foreign operations primarily utilize the local currencies as their functional currencies, and assets and liabilities are translated at the rates of exchange as of the balance sheet date. The translation gain or loss on such functional currencies, net of applicable taxes, is reflected in invested equity. Revenues and expenses are translated at average rates of exchange prevailing during the year.

  O) Premiums and Fees, Revenues and Related Expenses: Premiums are recognized as revenue on a pro-rata basis over their contract periods. Losses and settlement expenses are recognized when incurred. Net investment income is recognized as earned.

  P) Income Taxes: The U.S. companies included in the Business are included in the consolidated U.S. federal income tax return filed by CIGNA. The non-U.S. companies included in the Business file tax returns in accordance with applicable foreign regulations. Taxable income and credits for taxes paid for certain of the Business's non-U.S. companies are included in the consolidated tax return amounts attributable to the Business's U.S. companies. Undistributed earnings of the Business's non-U.S. companies are not considered indefinitely reinvested and, accordingly, U.S. federal income tax is provided thereon. In accordance with a tax sharing agreement with CIGNA, the provision for federal income tax is computed as if the U.S. subsidiaries of CIGNA were filing separate federal income tax returns, except that benefits arising from tax credits and net operating and capital losses are allocated to those subsidiaries producing such benefits to the extent they reduce CIGNA's consolidated federal income tax liability.

  Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. See
Note 6 for additional information.

NOTE 3--INVESTMENTS

  A) Fixed Maturities: Fixed maturities are net of cumulative write-downs of $9 million and $3 million as of December 31, 1998 and 1997, respectively.

  The amortized cost and fair value by contractual maturity periods for fixed maturities as of December 31, 1998 were as follows:

                                                               Amortized  Fair
                                                                 Cost    Value
                                                               --------- ------
                                                                (In millions)
Due in one year or less.......................................  $  556   $  560
Due after one year through five years.........................   2,177    2,245
Due after five years through ten years........................   2,516    2,659
Due after ten years...........................................   1,257    1,383
Asset-backed securities.......................................   1,445    1,517
                                                                ------   ------
    Total.....................................................  $7,951   $8,364
                                                                ======   ======

  Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, the Business may extend maturities in some cases.

  Gross unrealized appreciation (depreciation) for fixed maturities by type of issuer was as follows:

                                      Amortized  Unrealized   Unrealized   Fair
                                        Cost    Appreciation Depreciation Value
                                      --------- ------------ ------------ ------
                                                    (In millions)
As of December 31, 1998:
  Federal government bonds...........  $  251       $ 16        $ --      $  267
  State and local government bonds...   1,179        126          --       1,305
  Foreign government bonds...........   1,283         88          (42)     1,329
  Corporate securities...............   3,793        208          (55)     3,946
  Asset-backed securities............   1,445         77           (5)     1,517
                                       ------       ----        -----     ------
    Total............................  $7,951       $515        $(102)    $8,364
                                       ======       ====        =====     ======
As of December 31, 1997:
  Federal government bonds...........  $  304       $ 10        $ --      $  314
  State and local government bonds...   1,138        146          --       1,284
  Foreign government bonds...........   1,275         58          (38)     1,295
  Corporate securities...............   3,941        162          (25)     4,078
  Asset-backed securities............   1,661         74           (6)     1,729
                                       ------       ----        -----     ------
    Total............................  $8,319       $450        $ (69)    $8,700
                                       ======       ====        =====     ======

  Asset-backed securities include investments in CMOs as of December 31, 1998 of $730 million carried at fair value (amortized cost, $697 million), compared with $898 million carried at fair value (amortized cost, $865 million) as of December 31, 1997. Certain of these securities are backed by Aaa/AAA-rated government agencies. All other CMO securities have high quality ratings through use of credit enhancements provided by subordinated securities or mortgage insurance from Aaa/AAA-rated insurance companies. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds. The Business had no investments in interest-only or principal-only CMOs at December 31, 1998 or 1997.

  B) Short-Term Investments and Cash Equivalents: At December 31, 1998 and 1997, short-term investments and cash equivalents, in the aggregate, primarily included debt securities, principally corporate securities of $496 million and $276 million, respectively; federal government securities of $18 million and $83 million, respectively; asset-backed securities of $17 million and $10 million, respectively; foreign government securities of $15 million and $38 million, respectively; and state and local government securities of $63 million at December 31, 1998. There were no state and local government securities at December 31, 1997.

  C) Net Unrealized Appreciation (Depreciation) of Investments: Unrealized appreciation (depreciation) for investments carried at fair value as of December 31 were as follows:

                                                                   1998   1997
                                                                   -----  -----
                                                                       (In
                                                                    millions)
      Unrealized appreciation
        Fixed maturities.......................................... $ 515  $ 450
        Equity securities.........................................   108     88
        Other investments.........................................    26    --
                                                                   -----  -----
                                                                     649    538
                                                                   -----  -----
      Unrealized depreciation
        Fixed maturities..........................................  (102)   (69)
        Equity securities.........................................   (39)   (41)
                                                                   -----  -----
                                                                    (141)  (110)
                                                                   -----  -----
                                                                     508    428
      Less deferred income taxes..................................   163    132
                                                                   -----  -----
      Net unrealized appreciation................................. $ 345  $ 296
                                                                   =====  =====

  The components of net unrealized appreciation (depreciation) on investments for the year ended December 31 were as follows:

                                                                1998 1997 1996
                                                                ---- ---- -----
                                                                 (In millions)
Unrealized appreciation (depreciation) on securities held, net of taxes of $36, $60 and $(67), respectively.................  $59  $107 $(127)
Less gains realized in net income, net of taxes of $5, $28 and
 $12, respectively............................................   10    52    22
                                                                ---  ---- -----
Net unrealized appreciation (depreciation)....................  $49  $ 55 $(149)
                                                                ===  ==== =====

  D) Non-Income Producing Investments: At December 31, 1998 and 1997, fixed maturities with carrying values of $4 million and $3 million, respectively, were non-income producing during the preceding 12 months.

  E) Derivative Financial Instruments: The Business's investment strategy is to manage the characteristics of investment assets, such as duration, yield, currency and liquidity, to reflect the underlying characteristics of the related insurance and contractholder liabilities, which vary among the Business's principal product lines. In connection with this investment strategy, the Business's use of derivative instruments, including interest rate and currency swaps, is generally limited to hedging applications to minimize market risk.

  Hedge accounting treatment requires a probability of high correlation between the changes in the market value or cash flows of the derivatives and the hedged assets or liabilities. Under hedge accounting, the changes in market value or cash flows of the derivatives and the hedged assets or liabilities are recognized in net income in the same period.

  The Business routinely monitors, by individual counterparty, exposure to credit risk associated with swap contracts and diversifies the portfolio among approved dealers of high credit quality. The Business manages legal risks by following industry standardized documentation procedures and by monitoring legal developments.

  Underlying notional or principal amounts associated with derivatives at December 31 were as follows:

                                                                   1998   1997
                                                                  ------ ------
                                                                  (In millions)
      Interest rate swaps........................................ $   12 $   19
      Currency swaps............................................. $   15 $   20

  Under interest rate swaps, the Business agrees with other parties to periodically exchange the difference between variable rate and fixed rate asset cash flows to provide stable returns for related liabilities. The Business uses currency swaps (primarily Canadian dollars and Swiss francs) to match the currency of investments to that of the associated liabilities. Under currency swaps, the parties exchange principal and interest amounts in two relevant currencies using agreed-upon exchange amounts.

  The net interest cash flows from interest rate and currency swaps are recognized currently as an adjustment to net investment income, and the fair value of these swaps is reported as an adjustment to the related investments.

  The effects of interest rate and currency swaps on the components of net income for 1998, 1997 and 1996 were not material.

  As of December 31, 1998 and 1997, the Business's variable interest rate investments consisted of approximately $111 million and $120 million of fixed maturities, respectively. As of December 31, 1998 and 1997, the Business's fixed interest rate investments consisted of $8.3 billion and $8.6 billion, respectively, of fixed maturities, and $2 million and $8 million, respectively, of mortgage loans.

  F) Other: As of December 31, 1998 and 1997, the Business had no concentration of investments in a single investee exceeding 10% of invested equity.

NOTE 4--INVESTMENT INCOME AND GAINS AND LOSSES

  A) Net Investment Income: The components of net investment income for the year ended December 31 were as follows:

                                                                 1998 1997 1996
                                                                 ---- ---- ----
                                                                 (In millions)
Fixed maturities................................................ $573 $617 $668
Equity securities...............................................    9    6    9
Other long-term investments.....................................   11   27   23
Short-term investments..........................................   39   46   38
                                                                 ---- ---- ----
                                                                  632  696  738
Less investment expenses........................................   42   49   50
                                                                 ---- ---- ----
Net investment income........................................... $590 $647 $688
                                                                 ==== ==== ====

  As of December 31, 1998, restructured fixed maturities on non-accrual status were $11 million. There were no investments on non-accrual status as of December 31, 1997. If interest on investments on non-accrual status had been recognized in accordance with their original terms, net income would have been increased by immaterial amounts in 1998 and 1997 and by $3 million in 1996.

  B) Realized Investment Gains and Losses: Realized gains (losses) on investments for the year ended December 31 were as follows:

                                                                1998  1997  1996
                                                                ----  ----  ----
                                                                (In millions)
      Fixed maturities......................................... $ 55  $47   $15
      Equity securities........................................  (40)  33    19
      Other....................................................    7   (5)    5
                                                                ----  ---   ---
                                                                  22   75    39
      Less income taxes........................................    8   29    14
                                                                ----  ---   ---
      Net realized investment gains............................ $ 14  $46   $25
                                                                ====  ===   ===

  Realized investment gains and losses include impairments in the value of investments, net of recoveries, of $54 million and $5 million in 1998 and 1996, respectively. There were no impairments in 1997.

  Sales of available-for-sale fixed maturities and equity securities for the year ended December 31 were as follows:

                                                          1998    1997    1996
                                                         ------  ------  ------
                                                            (In millions)
      Proceeds from sales............................... $3,683  $4,162  $4,412
      Gross gains on sales.............................. $   92  $  113  $  125
      Gross losses on sales............................. $  (34) $  (29) $  (88)

NOTE 5--INVESTED EQUITY AND DIVIDEND RESTRICTIONS

  The insurance departments of various jurisdictions in which the Business's constituent insurance companies are domiciled recognize as net income and surplus (invested equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the departments, which may differ from generally accepted accounting principles. As permitted by a state insurance department, certain of the Business's constituent insurance companies discount certain asbestos-related and environmental pollution liabilities, which increased statutory surplus by approximately $197 million and $217 million as of December 31, 1998 and 1997, respectively.

  As part of the restructuring of its domestic property and casualty operations, CIGNA contributed $375 million of additional capital to the Business's run-off operations, of which $250 million was contributed in 1996 and $125 million was contributed in 1995. See Note 11 for additional information on the restructuring.

  Statutory net income for the Business's constituent insurance companies was $157 million, $188 million and $159 million for 1998, 1997 and 1996, respectively. Statutory surplus of the Business's constituent insurance companies was $1.40 billion and $1.39 billion as of December 31, 1998 and 1997, respectively. Due to significant variations among prescribed accounting practices of non-U.S. jurisdictions, the non-U.S. components of these amounts were compiled primarily on the basis of the requirements of the state insurance department where the Business is principally domiciled.

  The Business's U.S. and non-U.S. constituent insurance companies are subject to various regulatory restrictions that limit the amount of annual dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities. The aggregate maximum dividend distribution that may be made during 1999 without prior approval is $219 million. The restricted amount of invested equity as of December 31, 1998 was approximately $1.8 billion. The Business paid dividends of $101 million, $177 million and $49 million in 1998, 1997 and 1996, respectively.

NOTE 6--INCOME TAXES

  The Business's net deferred tax asset of $957 million and $1.03 billion as of December 31, 1998 and 1997, respectively, reflects management's belief that CIGNA's taxable income in future years will be sufficient to realize the net deferred tax assets of its subsidiaries, including those of the constituent companies of the Business, based on CIGNA's earnings history and its future expectations. In determining the adequacy of CIGNA's future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.

  Management has also considered the realizability of the net deferred tax asset of the Business as of December 31, 1998 as if the United States companies included in the Business filed a consolidated federal income tax return separate from CIGNA for years beginning on January 1, 1998. Management believes, based on its future expectations, that the Business's earnings in future years will be sufficient to realize its net deferred tax asset. In determining the adequacy of future taxable income, management considered the future reversal of its existing taxable temporary differences and available tax planning strategies that could be implemented, if necessary.

  The Business's deferred tax asset is net of a valuation allowance of $47 million as of December 31, 1998 and 1997. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that a portion of the deferred tax asset for certain foreign reinsurance operations will not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. Adjustments made to the valuation allowance for 1998, 1997 and 1996 for the Business were immaterial.

  CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed its audits for years through 1993.

  In management's opinion, adequate tax liabilities have been established for all years.

  The tax effects of temporary differences which give rise to deferred income tax assets and liabilities as of December 31 were as follows:

                                                                   1998   1997
                                                                  ------ ------
                                                                  (In millions)
Deferred tax assets:
  Loss reserve discounting....................................... $  678 $  703
  Other insurance and contractholder liabilities.................    112    108
  Employee and retiree benefit plans.............................    158    155
  Investments, net...............................................      9     85
  Bad debt expense...............................................    129    120
  Foreign tax credits............................................     68     69
  Foreign currency translation...................................     71     75
  Other..........................................................     25    --
                                                                  ------ ------
  Deferred tax assets before valuation allowance.................  1,250  1,315
  Valuation allowance for deferred tax assets....................     47     47
                                                                  ------ ------
  Deferred tax assets, net of valuation allowance................  1,203  1,268
                                                                  ------ ------
Deferred tax liabilities:
  Policy acquisition expenses....................................     39     44
  Unrealized appreciation on investments.........................    163    132
  Other..........................................................     44     59
                                                                  ------ ------
  Total deferred tax liabilities.................................    246    235
                                                                  ------ ------
    Net deferred income tax asset................................ $  957 $1,033
                                                                  ====== ======

  Pre-tax income for the year ended December 31 included the following components:

                                                                1998  1997 1996
                                                                ----  ---- ----
                                                                (In millions)
U.S............................................................ $181  $193 $178
Foreign........................................................  (77)  181  148
                                                                ----  ---- ----
    Total income before income taxes........................... $104  $374 $326
                                                                ====  ==== ====

  The components of income taxes for the year ended December 31 were as follows:

                                                               1998  1997  1996
                                                               ----  ----  ----
                                                               (In millions)
      Current taxes (benefits):
        U. S. income.......................................... $(35) $(45) $ 18
        Foreign income........................................   21    60    80
                                                               ----  ----  ----
                                                                (14)   15    98
                                                               ----  ----  ----
      Deferred taxes (benefits):
        U. S. income..........................................  109   119   (12)
        Foreign income........................................  (65)   (2)   17
                                                               ----  ----  ----
                                                                 44   117     5
                                                               ----  ----  ----
          Total income taxes.................................. $ 30  $132  $103
                                                               ====  ====  ====

  State income taxes were not material in 1998, 1997 or 1996.

  Total income taxes for the year ended December 31 differs from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

                                                               1998  1997  1996
                                                               ----  ----  ----
                                                               (In millions)
      Tax expense at nominal rate............................. $ 36  $131  $114
      Tax-exempt investments..................................  (19)  (19)  (22)
      Amortization of goodwill................................   13    12    12
      Resolved federal tax audit issues.......................   --     8    --
      Other...................................................   --    --    (1)
                                                               ----  ----  ----
          Total income taxes.................................. $ 30  $132  $103
                                                               ====  ====  ====

NOTE 7--POSTRETIREMENT BENEFITS AND CAPITAL ACCUMULATION PLANS

  A) Pension and Other Postretirement Benefit Plans: The Business provides pension and certain health care and life insurance benefits to eligible retired employees and agents, spouses and other eligible dependents through various plans sponsored by CIGNA. Pension benefits are provided through a plan sponsored by CIGNA covering most U.S. employees (the Plan) and by separate pension plans for various non-U.S. subsidiaries and employees. CIGNA funds the Plan at least at the minimum amount required by the Employee Retirement Income Security Act of 1974.

  At December 31, 1998 and 1997, the Business's non-U.S. pension plans had projected benefit obligations of $194 million and $185 million, respectively, and related assets at fair value of $111 million and $105 million, respectively. The accumulated benefit obligation as of December 31, 1998 and 1997 related to these plans was $158 million and $152 million, respectively. The pension liability included in accounts payable, accrued expenses and other liabilities related to these plans was $62 million and $55 million, respectively.

  Expense for pension benefits for the Business totaled $24 million, $28 million and $37 million for 1998, 1997 and 1996, respectively, including pension costs allocated to the Business for U.S. employees totaling $18 million, $20 million and $24 million in 1998, 1997 and 1996, respectively.

  The liability for postretirement health care and life insurance benefits included in accounts payable, accrued expenses and other liabilities as of December 31, 1998 and 1997 was $339 million and $350 million, respectively. Expense for postretirement benefit plans other than pensions allocated to the Business was $1 million for both 1998 and 1997 and $6 million for 1996.

  B) Capital Accumulation Plans: CIGNA sponsors various capital accumulation plans in which employee contributions on a pre-tax basis (401(k)) are supplemented by CIGNA matching contributions. These contributions are invested, at the election of the employee, in one or more of the following investments:
CIGNA common stock fund, several CIGNA and non-CIGNA mutual funds, and a fixed-income fund. In addition, beginning in 1999, CIGNA may provide additional matching contributions, depending on its annual performance, which would be invested in the CIGNA common stock fund. Expense for such plans allocated to the Business for U.S. employees totaled $10 million, $7 million and $8 million for 1998, 1997 and 1996, respectively.

NOTE 8--REINSURANCE

  In the normal course of business, the Business's constituent insurance companies enter into agreements, primarily relating to short-duration contracts, to assume and cede reinsurance with other insurance companies. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of primary liability. The Business evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31,

1998 and 1997, approximately 5% and 7%, respectively, of reinsurance recoverables were due from more than 100 syndicates affiliated with Lloyd's of London.

  Failure of reinsurers to indemnify the Business, as a result of reinsurer insolvencies and disputes, could result in losses. Allowances for uncollectible amounts were $705 million and $720 million as of December 31, 1998 and 1997, respectively. Future charges for unrecoverable reinsurance may materially affect results of operations in future periods; however, such amounts are not expected to have a material adverse effect on the Business's liquidity or financial condition.

  The effects of reinsurance on net earned premiums and fees from short-duration contracts for the year ended December 31 were as follows:

                                                       1998     1997     1996
                                                      -------  -------  -------
                                                           (In millions)
      Premiums and fees:
        Direct....................................... $ 3,994  $ 4,076  $ 4,358
        Assumed......................................     417      530      676
        Ceded........................................  (1,454)  (1,452)  (1,617)
                                                      -------  -------  -------
          Net earned premiums and fees............... $ 2,957  $ 3,154  $ 3,417
                                                      =======  =======  =======

  The effects of reinsurance on written premiums and fees were not materially different from the amounts shown in the above table.

  Losses and settlement expenses for 1998, 1997 and 1996 were net of reinsurance recoveries of $1.46 billion, $832 million and $1.25 billion, respectively.

NOTE 9--PROPERTY AND CASUALTY UNPAID CLAIMS AND CLAIM EXPENSE RESERVES AND REINSURANCE RECOVERABLES

  As described in Note 2(K), the Business establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.

  Activity in the reserve for unpaid claims and claim adjustment expenses for the year ended December 31 was as follows:

                                                         1998    1997    1996
                                                        ------- ------- -------
                                                             (In millions)
Gross reserve--January 1............................... $15,136 $16,529 $17,079
Less reinsurance recoverable...........................   5,374   6,040   6,066
                                                        ------- ------- -------
Net reserve--January 1.................................   9,762  10,489  11,013
                                                        ------- ------- -------
Plus incurred claims and claim adjustment expenses:
  Provision for insured events of the current year.....   2,049   1,990   2,257
  Increase in provision for insured events of prior
   years...............................................     177     218     177
                                                        ------- ------- -------
    Total incurred claims and claim adjustment
     expenses..........................................   2,226   2,208   2,434
                                                        ------- ------- -------
Less payments for claims and claim adjustment expenses
 attributable to:
  Insured events of the current year...................     910     871     793
  Insured events of prior years........................   1,745   2,064   2,165
                                                        ------- ------- -------
    Total payments for claims and claim adjustment
     expenses..........................................   2,655   2,935   2,958
                                                        ------- ------- -------
Net reserve--December 31...............................   9,333   9,762  10,489
Plus reinsurance recoverable...........................   5,503   5,374   6,040
                                                        ------- ------- -------
Gross reserve--December 31............................. $14,836 $15,136  16,529
                                                        ======= ======= =======

  The basic assumption underlying the many traditional actuarial and other methods used in the estimation of property and casualty loss reserves is that past experience is an appropriate basis for predicting future events. However, current trends and other factors that would modify past experience are also considered. The process of establishing loss reserves is subject to uncertainties that are normal, recurring and inherent in the property and casualty business.

  Reserving for property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. The Business's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current law changes. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in the Business's results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, the Business does not expect such changes to have a material effect on its liquidity or financial condition.

  In management's judgment, information currently available has been appropriately considered in estimating the Business's loss reserves and reinsurance recoverables.

  The Business's reserves for A&E exposures as of December 31 were as follows:

                                                          1998         1997
                                                       ----------- -------------
                                                       Gross  Net  Gross   Net
                                                       ------ ---- ------ ------
                                                             (In millions)
Asbestos.............................................. $  841 $523 $  846 $  509
Environmental......................................... $1,212 $941 $1,404 $1,059

  The Business's reserves for A&E claims are a reasonable estimate of its liability for these claims, based on currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available.

  Charges to income for increases in the Business's liability for insured events of prior years (prior year development) for A&E losses and charges for unrecoverable reinsurance in the aggregate were $160 million, $148 million and $117 million for 1998, 1997 and 1996, respectively.

  Prior year development, other than for A&E claims and charges for unrecoverable reinsurance, was $17 million, $70 million and $60 million for 1998, 1997 and 1996, respectively.

  The Business's operations routinely insure various forms of property, including large property risks. A major catastrophe could have a material adverse effect on the Business's results of operations. However, because the Business, through its risk assessment and accumulation processes, monitors writings to avoid significant concentrations, it is not likely that the adverse effect of a major catastrophe would be material to the Business's liquidity or financial condition.

NOTE 10--LEASES AND RENTALS

  Rental expenses for operating leases, principally with respect to buildings, amounted to $67 million, $70 million and $67 million in 1998, 1997 and 1996, respectively.

  As of December 31, 1998, future net minimum rental payments under non-cancelable operating leases were approximately $302 million, payable as follows: 1999--$51 million; 2000--$41 million; 2001--$39 million; 2002--$35 million; 2003--$32 million; and $104 million thereafter.

NOTE 11--SEGMENT INFORMATION

  Effective December 31, 1995, the domestic property and casualty operations of the Business were restructured into separate ongoing and run-off operations. The ongoing operations, which are actively engaged in selling insurance products and related services, provide commercial insurance and risk management services. The run-off operations, which do not actively sell insurance products, manage run-off policies and related claims, including those for A&E exposures. As part of this restructuring, the ongoing operations assumed $125 million of liabilities, primarily related to employee benefits of the run-off operations, and committed to contribute an additional $50 million to the run-off operations on or before December 31, 2001. In addition, the ongoing operations reinsured up to $800 million of claims of the run-off operations in the unlikely event that the statutory capital and surplus of the run-off operations falls below $25 million. The property and casualty restructuring is being contested in court by certain competitors and policyholders. Although the Business expects the matter to be in litigation for some time, it expects to ultimately prevail.

  CIGNA's operating segments, which are based on CIGNA's internal reporting structure, generally reflect differences in products. The Business is reported in one segment, the property and casualty segment, which includes ongoing and run-off operations.

  The property and casualty segment's ongoing operations comprise international and domestic operations. International operations provide property and casualty and accident and health insurance coverages and services outside the United States. The international property and casualty operations underwrite large and unique risks for targeted commercial customer markets. The international accident and health insurance operations provide products that are designed to meet the insurance needs of individuals and groups outside of the U.S. insurance markets. Domestic operations provide commercial insurance and risk management services to U.S. businesses of all sizes and to other groups and individuals with specialized insurance needs. Products include multi-line and mono-line insurance coverages and related services for large-risk property and casualty customers and insurance products and related services for businesses, groups and individuals with specialized insurance needs and for customers in the standard insurance market.

  Run-off operations primarily reflects current year losses associated with unearned premiums as of December 31, 1995, prior year development on claim and claim adjustment expense reserves, and investment activity.

  The Business uses operating income (net income excluding after-tax realized investment results) to measure the financial results of its operations. Operating income is determined on a basis consistent with the accounting policies for the combined financial statements. The Business allocates general, administrative and systems expenses to operations on systematic bases. Income taxes are generally computed as if each operation were filing a separate income tax return.

  The Business's operations are not materially dependent on one or a few customers, brokers or agents.

  Summarized financial information for the Business's operations for the year ended and as of December 31 was as follows:

                                                         1998    1997    1996
                                                        ------  ------  ------
                                                           (In millions)
International Operations
Premiums and fees and other revenues................... $1,461  $1,552  $1,603
Net investment income..................................    102     118     118
                                                        ------  ------  ------
Revenues............................................... $1,563  $1,670  $1,721
Income tax expense..................................... $    1  $   62  $   78
Operating income (loss)................................ $  (13) $  106  $  130
Invested assets........................................ $1,938  $1,938  $2,067
Domestic Operations
Premiums and fees and other revenues................... $1,774  $1,862  $1,879
Net investment income..................................    238     247     268
                                                        ------  ------  ------
Revenues............................................... $2,012  $2,109  $2,147
Income tax expense..................................... $   35  $   52  $   28
Operating income....................................... $   85  $   99  $   76
Invested assets........................................ $3,542  $3,436  $3,780
Run-off Operations
Premiums and fees and other revenues................... $    4  $   26  $  163
Net investment income..................................    250     282     302
                                                        ------  ------  ------
Revenues............................................... $  254  $  308  $  465
Income tax benefits.................................... $  (14) $  (11) $  (17)
Operating loss......................................... $  (12) $   (9) $   (8)
Invested assets........................................ $3,551  $3,896  $4,102

                                                            1998   1997   1996
                                                           ------ ------ ------
                                                              (In millions)
Realized Investment Gains
  Realized investment gains............................... $   22 $   75 $   39
  Income tax expense......................................      8     29     14
                                                           ------ ------ ------
  Realized investment gains, net of taxes................. $   14 $   46 $   25
                                                           ------ ------ ------
Total
  Premiums and fees and other revenues.................... $3,239 $3,440 $3,645
  Net investment income...................................    590    647    688
  Realized investment gains...............................     22     75     39
                                                           ------ ------ ------
  Total revenues.......................................... $3,851 $4,162 $4,372
  Income tax expense...................................... $   30 $  132 $  103
  Operating income........................................ $   60 $  196 $  198
  Realized investment gains, net of taxes.................     14     46     25
                                                           ------ ------ ------
  Net income.............................................. $   74 $  242 $  223
  Invested assets......................................... $9,031 $9,270 $9,949
                                                           ------ ------ ------

  Premiums and fees and other revenues by product type were as follows for the year ended December 31:

                                                            1998   1997   1996
                                                           ------ ------ ------
                                                              (In millions)
Property.................................................. $  758 $  847 $  866
Accident and health.......................................    457    473    478
Workers' compensation.....................................    457    420    433
Casualty..................................................    395    400    349
Marine and aviation.......................................    382    393    401
Auto......................................................    275    282    365
Commercial packages.......................................    184    203    251
Run-off and other.........................................     49    136    274
                                                           ------ ------ ------
  Total premiums and fees.................................  2,957  3,154  3,417
  Other revenues..........................................    282    286    228
                                                           ------ ------ ------
    Total premiums and fees and other revenues............ $3,239 $3,440 $3,645
                                                           ====== ====== ======

NOTE 12--COST REDUCTION PLAN

  In the fourth quarter of 1998, the Business adopted a cost reduction plan to restructure certain of its domestic and international operations, which resulted in a pre-tax charge of $28 million ($18 million after-tax) included primarily in other operating expenses. For 1998, the operating loss of the Business's international operations and the operating income of the Business's domestic operations include pre-tax charges of $10 million and $18 million, respectively, for this cost reduction plan (see Note 11).

  The components of the Business's $18 million after-tax charge for the cost reduction plan were as follows: severance, $12 million, for costs associated with nonvoluntary terminations of approximately 400 employees in various functions and locations; and $6 million, primarily related to vacated lease space. The cash outlays associated with these initiatives will be substantially completed by the end of 2000 with most occurring in 1999.

NOTE 13--NON-U.S. OPERATIONS

  The Business provides international property and casualty insurance coverages on a direct and reinsured basis, primarily in Europe, the Pacific region, Canada and Latin America.

  For the year ended December 31, 1998, 1997 and 1996, the change in net translation of foreign currencies reflects increases (decreases) to invested equity of $5 million (including taxes of $4 million), $(70) million (including a tax benefit of $37 million) and $3 million (including a tax benefit of $8 million), respectively.

  Premiums and fees and other revenues by geographic location of operations for the year ended December 31 were as follows:

                                                            1998   1997   1996
                                                           ------ ------ ------
                                                              (In millions)
      U.S................................................. $1,760 $1,853 $1,918
      Non-U.S.:
        Japan.............................................    360    397    428
        United Kingdom....................................    290    298    311
        Other.............................................    829    892    988
                                                           ------ ------ ------
        Total non-U.S.....................................  1,479  1,587  1,727
                                                           ------ ------ ------
          Total premiums and fees and other revenues...... $3,239 $3,440 $3,645
                                                           ====== ====== ======

  The Business's aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 1998, 1997 and 1996 were not material.

NOTE 14--RELATED PARTY TRANSACTIONS

  CIGNA incurs certain general and administrative expenses on behalf of the Business. These expenses are either charged directly to the Business for specific services provided or allocated to the Business. Direct and allocated general and administrative expenses are included in losses and expenses, and aggregated $78 million, $69 million and $75 million before tax in 1998, 1997 and 1996, respectively. These amounts do not include expenses allocated for employee benefit plans as described in Note 7. The various allocation methods and bases employed by CIGNA are selected based upon the nature of the expense and other facts and circumstances. Management believes that the terms of the transactions described below and the methods used by CIGNA to allocate expenses are reasonable; however, these terms and allocation methods are not necessarily indicative of the terms and expenses that would have been incurred had the Business not been affiliated with CIGNA during the periods presented.

  At December 31, 1998 and 1997, the Business had interest-bearing notes receivable from a CIGNA affiliate of $10 million and $31 million, on which interest income was not material in 1998, 1997 or 1996.

  At December 31, 1997, the Business had a mortgage loan receivable from a CIGNA affiliate of $40 million, which is included in receivables from affiliates and collateralized by the related real estate property. The loan was repaid early in 1998. Interest income from this receivable was $3 million in both 1997 and 1996.

  The Business, together with other CIGNA affiliates, has entered into an investment pooling arrangement, the CIGNA Corporate Liquidity Account (the Account), for the purpose of maximizing earnings on funds available for short-term investment. Withdrawals from the Account, up to the total amount of the Business's investment in the Account, are allowed on a demand basis. The Business had balances in the Account of $466 million and $328 million as of December 31, 1998 and 1997, respectively, which are included in short-term investments or cash and cash equivalents.

  The Business held reinsurance recoverables of $211 million and $205 million at December 31, 1998 and 1997, respectively, related to annuities purchased from CIGNA life insurance affiliates related to structured settlements with various claimants, under which periodic claim payments are made by the affiliates directly to the claimants.

  The Business had lines of credit and other credit arrangements with another CIGNA affiliate totaling $1.2 billion at December 31, 1998 and 1997. Such borrowings generally are payable on demand with interest rates approximating CIGNA's average monthly short-term borrowing rate plus 1/4 of 1%. The Business had borrowings outstanding of $299 million and $178 million as of December 31, 1998 and 1997, respectively, on such credit arrangements, which are included in payables to affiliates. The related interest expense was $14 million, $8 million and $13 million for 1998, 1997 and 1996, respectively.

  Certain non-U.S. insurance companies included in the Business write business which requires a guarantee that claims will be paid in the event of nonperformance by the subsidiary. To satisfy this requirement, guarantees have been obtained from CIGNA for the payment of claims for such policies. At December 31, 1998 and 1997, liabilities subject to such guarantees were approximately $171 million. Fees charged by CIGNA for the guarantees were not material.

  Constituent insurance companies of the Business contract with a CIGNA affiliate to receive medical utilization review services for certain casualty lines of business, primarily workers' compensation. Expenses associated with the contract were $51 million, $63 million and $68 million for 1998, 1997 and 1996, respectively.

  At December 31, 1998, payables to affiliates include a dividend payable to CIGNA of $91 million declared by constituent companies of the Business on December 10, 1998 and paid on January 8, 1999. Of this amount, $12 million was payable from the proceeds of a dividend paid to the Business by an affiliate in December 1998.

  The Business pays or collects certain amounts, including general expenses, insurance and reinsurance premiums, losses, and loss recoveries on behalf of CIGNA affiliates. At December 31, 1998 and 1997, receivables from affiliates include $77 million and $76 million, respectively, and payables to affiliates include $68 million and $49 million, respectively, in connection with such payment or collection services.

NOTE 15--CONTINGENCIES

Financial Guarantees

  The Business, through its constituent insurance companies, is contingently liable for various financial guarantees provided in the ordinary course of business. These are primarily guarantees for the repayment of municipal bond obligations.

  The Business is liable for municipal guarantee business of $720 million and $816 million at December 31, 1998 and 1997, respectively, which have maturities of up to 32 years. Such amounts are fully reinsured through a subsidiary of MBIA Inc., a corporation that guarantees the scheduled payment of principal and interest for many types of municipal obligations, including general obligation and special revenue bonds. The nature of this guarantee business is similar to the reinsurance transactions described in Note 8. Municipal guarantees provide for payment of debt service only as it becomes due; consequently, an event of default would not cause an acceleration of scheduled principal and interest payments. As of December 31, 1998 and 1997, loss reserves and unearned premiums under these programs were not material.

  Although the ultimate outcome of any loss contingencies arising from the Business's financial guarantees may adversely affect results of operations in future periods, they are not expected to have a material adverse effect on the Business's liquidity or financial condition.

Regulatory and Industry Developments

  The Business's operations are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to revise the system of funding cleanup of environmental damages; reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by the Business; and restrict insurance pricing and the application of underwriting standards. Some of the more significant issues are discussed below.

  Proposals for Superfund reform remain under consideration by Congress. Any changes in Superfund relating to (1) assigning responsibility, (2) funding cleanup costs or (3) establishing cleanup standards could affect the liabilities of policyholders and insurers. Due to uncertainties associated with the timing and content of any future Superfund legislation, the effect on the Business's results of operations, liquidity or financial condition cannot be reasonably estimated at this time.

  In 1998, the National Association of Insurance Commissioners adopted standardized statutory accounting principles that were adopted by the Pennsylvania Insurance Department with an effective date of January 1, 2001. Since these principles have not been adopted by the insurance departments of other jurisdictions in which the Business's constituent domestic insurance companies are domiciled and since the NAIC is considering amendments to the guidance that would also be effective upon implementation, the timing and effects of implementation have not yet been determined.

  The Business is contingently liable for possible assessments under regulatory requirements pertaining to potential insolvencies of unaffiliated insurance companies and other insurance-related assessments. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Business's constituent insurance companies recorded pre-tax charges of $28 million, $38 million and $29 million for 1998, 1997 and 1996, respectively, for estimated guaranty fund assessments and other insurance-related assessments before giving effect to future premium tax recoveries. In addition, as discussed in Note 2, the Business expects to record an approximately $85 million reduction of net income in the first quarter of 1999 to reflect the effect of implementing SOP 97-3 for insurance-related assessments. Although future assessments and payments may adversely affect results of operations in future periods, such amounts are not expected to have a material adverse effect on the Business's liquidity or financial condition.

  The eventual effect on the Business of the changing environment in which it operates remains uncertain.

Litigation

  The Business is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it by its policyholders or other insurers. One such area of litigation involves policy coverage and judicial interpretation of legal liability for A&E claims.

  While the outcome of all litigation involving the Business, including insurance-related litigation, cannot be determined, litigation (including that related to A&E claims) is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition. Also, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to results of operations, liquidity or financial condition.

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                                  $800,000,000


                                  [ACE LOGO]

                             ACE INA Holdings Inc.

                       $400,000,000 8.20% Notes due 2004
                       $300,000,000 8.30% Notes due 2006
                    $100,000,000 8.875% Debentures due 2029

                           Fully and Unconditionally
                                 Guaranteed by
                                  ACE Limited

                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                          Joint Book-Running Managers

Merrill Lynch & Co.                                        Chase Securities Inc.

                         Banc One Capital Markets, Inc.
                           BNY Capital Markets, Inc.
                           Deutsche Banc Alex. Brown

                                Barclays Capital
                               CIBC World Markets
                      RBC Dominion Securities Corporation
                       Scotia Capital Markets (USA) Inc.

                                August 17, 1999

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